    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 24, 1998



                                                      REGISTRATION NO. 333-61875

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                          THE COLONIAL BANCGROUP, INC.
             (Exact name of Registrant as specified in its charter)

                             ---------------------

           DELAWARE                          6711                         63-0661573
   (State of Incorporation)      (Primary Standard Industrial          (I.R.S. Employer
                                  Classification Code Number)         Identification No.)
ONE COMMERCE STREET, SUITE 800                                          (334) 240-5000
   MONTGOMERY, ALABAMA 36104                                            (Telephone No.)
(Address of principal executive
            offices)

                             ---------------------

                               WILLIAM A. MCCRARY
                        VICE PRESIDENT AND LEGAL COUNSEL
                              POST OFFICE BOX 1108
                         MONTGOMERY, ALABAMA 36101-1108
                    (Name and address of agent for service)

                             ---------------------

                                   COPIES TO:

           WILLARD H. HENSON, ESQ.                         MARVIN W. MURPHY, ESQ.
   MILLER, HAMILTON, SNIDER & ODOM, L.L.C.                 LYLE & MURPHY, L.L.P.
             ONE COMMERCE STREET                          245 EAST LIBERTY STREET
                  SUITE 305                                     THIRD FLOOR
          MONTGOMERY, ALABAMA 36104                          RENO, NEVADA 89501
           TELEPHONE: 334-834-5550                        TELEPHONE: 702-348-5000
           FACSIMILE: 334-265-4533                        FACSIMILE: 702-348-7273

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective time of the proposed merger of InterWest Bancorp ("InterWest") with and into the Registrant (the "Merger") as described in the Agreement and Plan of Merger, dated as of June 16, 1998, attached as Exhibit A to the Proxy Statement and Prospectus forming a part of this Registration Statement.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON EACH SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                (INTERWEST LOGO)
                                                                          , 1998

Dear Shareholder:

     You are cordially invited to attend the Special Meeting of Shareholders (the "Special Meeting") of InterWest Bancorp ("InterWest"), which will be held
on           , 1998, at   9 a.m. local time. The Special Meeting will be held at
2330 South Virginia Street, Reno, Nevada.

     At the Special Meeting, shareholders of InterWest will be asked to consider and vote on approval of an Agreement and Plan of Merger, dated as of June 16, 1998 (the "Agreement"), between InterWest and The Colonial BancGroup, Inc. ("BancGroup"), pursuant to which InterWest will be merged (the "Merger") with BancGroup. In the Merger, InterWest shareholders will receive whole shares of BancGroup Common Stock in exchange for shares of InterWest Common Stock held by them. Each share of InterWest Common Stock outstanding at the effective time of the Merger will be converted into the right to receive shares of BancGroup Common Stock (as calculated in accordance with the terms of the Agreement). Cash will be paid for any fractional shares. Please see the attached Proxy Statement and Prospectus for a detailed description of the terms of the Merger and the formula for converting shares of InterWest Common Stock into shares of BancGroup Common Stock in the Merger.

     THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE AGREEMENT AND THE MERGER AS BEING IN THE BEST INTERESTS OF INTERWEST SHAREHOLDERS AND RECOMMENDS THAT YOU VOTE IN FAVOR OF THE APPROVAL OF THE AGREEMENT.

     Additional information regarding the Agreement, the Merger, InterWest and BancGroup is set forth in the attached Proxy Statement, which also serves as the Prospectus for the shares of BancGroup Common Stock to be issued in connection with the Merger. Please read these materials and carefully consider the information contained in them.

     The affirmative vote of the holders of a majority of the outstanding shares of InterWest Common Stock is required to approve the Agreement. Whether or not you plan to attend the Special Meeting, you are urged to complete, sign and promptly return the enclosed Proxy Card to assure that your shares will be voted at the Special Meeting. If you attend the Special Meeting, you may vote in person if you wish, and your proxy will not be used.

                                           Sincerely,

                                           -------------------------------------
                                                     RICHARD MARTUCCI
                                           President and Chief Executive Officer

                               INTERWEST BANCORP
                           2330 SOUTH VIRGINIA STREET
                               RENO, NEVADA 89502
                                 (702) 827-7233

                             ---------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                 TO BE HELD ON                , 1998, AT 9 A.M.
                             ---------------------

     NOTICE IS HEREBY GIVEN that a special meeting of shareholders (the "Special Meeting") of InterWest Bancorp ("InterWest") will be held at 2330 South Virginia
Street, Reno, Nevada on               , 1998, at 9 a.m., local time, for the
following purposes:

          1. Merger. To consider and vote upon the proposed merger (the "Merger") of InterWest with and into The Colonial BancGroup, Inc. ("BancGroup"), in accordance with an Agreement and Plan of Merger, dated as of June 16, 1998, between InterWest and BancGroup (the "Agreement"). BancGroup will be the surviving corporation in the Merger. Each share of common stock of InterWest outstanding at the time of the Merger will be converted into the right to receive shares of BancGroup Common Stock (as calculated in accordance with the terms of the Agreement), with cash paid in lieu of fractional shares at the market value of such fractional shares, as described in greater detail in the accompanying Proxy Statement and Prospectus. The Agreement is attached to the Proxy Statement and Prospectus as Appendix A.

          2. Other Matters. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

     The Board of Directors of InterWest has fixed the close of business on
          , 1998, as the record date for the determination of shareholders entitled to notice of, and to vote at, the Special Meeting. Only holders of record of the common stock of InterWest at the close of business on that date will be entitled to notice of, and to vote at, the Special Meeting or any adjournments or postponements thereof. InterWest shareholders are entitled to assert dissenters' rights of appraisal pursuant to Section 92A.300 et seq. of the Nevada Revised Statutes. InterWest shareholders who comply with the provisions of applicable Nevada law relating to dissenters' rights will be entitled to object to the Agreement and make written demand that BancGroup pay them in cash the fair value of their shares. A copy of the dissenters' rights provisions is attached to the enclosed Proxy Statement and Prospectus as Appendix B.

     You are cordially invited to attend the Special Meeting, but whether or not you plan to attend, please complete and sign the enclosed form of proxy and mail it promptly in the enclosed envelope. The proxy may be revoked at any time by filing a written revocation with the Secretary of InterWest, by executing a later dated proxy and delivering it to the Secretary of InterWest at or prior to the Special Meeting, or by attending the Special Meeting and voting in person.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          --------------------------------------
                                                     RICHARD MARTUCCI
                                          President and Chief Executive Officer

               , 1998

                                   PROSPECTUS

                         COMMON STOCK, $2.50 PAR VALUE

                          THE COLONIAL BANCGROUP, INC.
                             ---------------------

                                PROXY STATEMENT

                     FOR SPECIAL MEETING OF SHAREHOLDERS OF

                               INTERWEST BANCORP
                          TO BE HELD ON        , 1998

    This Proxy Statement and Prospectus (the "Prospectus") relates to the proposed merger (the "Merger") of InterWest Bancorp, a Nevada corporation ("InterWest"), with and into The Colonial BancGroup, Inc., a Delaware corporation ("BancGroup"). This Prospectus is being furnished to the shareholders of InterWest in connection with the solicitation of proxies by the Board of Directors of InterWest for use at a special meeting of the shareholders
of InterWest to be held on             , 1998, at 9 a.m., local time, at 2330
South Virginia Street, Reno, Nevada, and any adjournments or postponements thereof (the "Special Meeting"). At the Special Meeting, shareholders of InterWest will consider and vote upon the matters set forth in the preceding Notice of Special Meeting of the Shareholders, as described in greater detail in this Prospectus.

    The Merger will be consummated pursuant to the terms of a certain Agreement and Plan of Merger dated as of June 16, 1998 by and between BancGroup and InterWest (the "Agreement"). The Agreement provides that, subject to the approval of the Agreement by the shareholders of InterWest at the Special Meeting and the satisfaction (or waiver, to the extent that such waiver is permitted by law) of other conditions contained in the Agreement, InterWest will be merged with and into BancGroup, and BancGroup will be the surviving corporation. Each issued and outstanding share of common stock without par value, of InterWest (the "InterWest Common Stock"), will be converted into
0.4714 shares of the common stock, $2.50 par value per share, of BancGroup (the "BancGroup Common Stock"), provided that the "Market Value" of BancGroup Common Stock (as defined below) is neither less than $15.00 per share nor more than $20.00 per share. The "Market Value" of BancGroup Common Stock shall be the average of the closing prices of BancGroup Common Stock as reported on the New York Stock Exchange (the "NYSE") on each of the ten trading days ending on the day that is the fifth trading day immediately preceding the Effective Date. If the Market Value is less than $15.00 per share, then each share of InterWest Common Stock will be converted into a number of shares of BancGroup Common Stock equal to the quotient obtained by dividing the Market Value into the product of $15.00 and .4714 (($15.00 X .4714) / Market Value). If the Market Value is greater than $20.00 per share, then each share of InterWest Common Stock will be converted into a number of shares of BancGroup Common Stock equal to the quotient obtained by dividing the Market Value into the product of $20.00 and
 .4714 (($20.00 X .4714) / Market Value). Assuming (i) 3,088,145 shares of
InterWest Common Stock outstanding on the Effective Date, (ii) a Market Value between $15.00 and $20.00 per share, (iii) that no InterWest shareholders exercise dissenters' rights in the Merger and (iv) that no outstanding options to acquire InterWest Common Stock are exercised before the Effective Date, approximately 1,455,752 shares of BancGroup Common Stock will be issued in the Merger. See "The Merger -- Conversion of InterWest Common Stock." BancGroup Common Stock is listed on the NYSE. The closing price per share of the BancGroup Common Stock on the NYSE on August 17, 1998 was $15.5625.

    The values, ratios and share amounts set forth in the preceding paragraph have been adjusted pursuant to the terms of the Agreement to reflect a two-for-one stock split effected as a 100% stock dividend paid by BancGroup on August 14, 1998 to shareholders of record at the close of business on July 31, 1998 (the "Stock Split"). As noted throughout the Prospectus, various historical financial information and calculations relevant to the Merger have been similarly adjusted.

    Consummation of the Merger requires, among other things, the affirmative vote of at least a majority of the outstanding shares of InterWest Common Stock.

    BancGroup has filed a Registration Statement pursuant to the Securities Act of 1933, as amended (the "Securities Act"), to register the shares of the BancGroup Common Stock to be issued in connection with the Merger. This document constitutes a Proxy Statement of InterWest in connection with the solicitation of proxies by InterWest for use at the Special Meeting, and any adjournments or postponements thereof, and a Prospectus of BancGroup with respect to the BancGroup Common Stock to be issued in the Merger. This Prospectus and accompanying form of proxy are first being mailed to shareholders of InterWest on or about the date set forth below.

           THE BOARD OF DIRECTORS OF INTERWEST UNANIMOUSLY RECOMMENDS
                           APPROVAL OF THE AGREEMENT.
                             ---------------------

   THE SECURITIES TO WHICH THIS PROSPECTUS RELATES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

THE SHARES OF BANCGROUP COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY
                           OTHER GOVERNMENTAL AGENCY.

    The principal office and mailing address of InterWest are 2330 South Virginia Street, Reno, Nevada 89502 (telephone 702-827-7233), and the principal office and mailing address of BancGroup are Colonial Financial Center, One Commerce Street, Post Office Box 1108, Montgomery, Alabama 36101 (telephone 334-240-5000).

              THE DATE OF THIS PROSPECTUS IS              , 1998.

                             AVAILABLE INFORMATION

     BancGroup is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by BancGroup, including proxy and information statements, can be inspected and copied at the public reference facilities of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at certain regional offices: 2 World Trade Center, 13th Floor, New York, New York 10048; Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; 1401 Brickell Avenue, Suite 200, Miami, Florida 33131; 1801 California Street, Suite 4800, Denver, Colorado 80202-2648; and 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036-3648. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as BancGroup, that file electronically with the Commission.

     The BancGroup Common Stock is listed for trading on the NYSE. Reports, including proxy and information statements, of BancGroup and other information may be inspected at the NYSE, 20 Broad Street, New York, New York 10005.

     BancGroup has filed with the Commission a Registration Statement under the Securities Act to register the shares of BancGroup Common Stock being issued in connection with the Merger. This Prospectus omits certain information contained in the Registration Statement and exhibits thereto. Such Registration Statement, including the exhibits thereto, can be inspected at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such Registration Statement can be obtained at prescribed rates from the Commission at that address.

     The information in this Prospectus concerning BancGroup and its subsidiaries has been furnished by BancGroup, and the information concerning InterWest and its subsidiaries has been furnished by InterWest.

     This Prospectus contains certain forward-looking statements with respect to the financial condition, results of operations, and business of BancGroup following the consummation of the Merger and the proposed acquisition of other banking institutions (the "Other Pending Acquisitions"), including statements relating to the expected impact of the Merger and the Other Pending Acquisitions on BancGroup's financial performance. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among other things, the following possibilities: (i) expected cost savings from the Merger and the Other Pending Acquisitions, if any or all of such transactions are consummated, cannot be fully realized; (ii) deposit attrition, customer loss, or revenue loss following the Merger and the Other Pending Acquisitions is greater than expected; (iii) competitive pressure in the banking industry increases significantly; (iv) costs or difficulties related to the integration of the businesses of BancGroup and the institutions to be acquired are greater than expected; (v) changes in the interest rate environment reduce margins; (vi) general economic conditions, either nationally or regionally, are less favorable than expected, resulting in, among other things, a deterioration in credit quality; (vii) changes occur in the regulatory environment; (viii) changed occur in business conditions and the rate of inflation; and (ix) changes occur in the securities markets. Forward looking earnings estimates (if any) included in this Prospectus have not been examined or compiled by the independent public accountants of BancGroup and InterWest, nor have such accountants applied any procedures thereto. Accordingly, such accountants do not express an opinion or any other form of assurance on them. When used in this Prospectus, the words "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," and "anticipates," and similar expressions as they relate to BancGroup (including its subsidiaries), or its management are intended to identify forward-looking statements. Further information on other factors that could affect the financial results of BancGroup after the Merger and the Other Pending Acquisitions is included in the filings with the Commission incorporated by reference herein.

                                      (ii)

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BANCGROUP OR INTERWEST. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION, TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF BANCGROUP OR INTERWEST SINCE THE DATE OF THIS PROSPECTUS OR THAT INFORMATION IN THIS PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THE DATES THEREOF.

                      DOCUMENTS INCORPORATED BY REFERENCE

     THIS PROSPECTUS INCORPORATES DOCUMENTS OF BANCGROUP BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE, WITHOUT CHARGE, UPON REQUEST FROM THE PERSONS SPECIFIED BELOW. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE RECEIVED BY BANCGROUP NO LATER THAN FIVE BUSINESS DAYS PRIOR TO THE SPECIAL MEETING.

     The following documents filed by BancGroup with the Commission are hereby incorporated by reference into this Prospectus:

          (1) BancGroup's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

          (2) BancGroup's Registration Statement on Form 8-A dated November 22, 1994, effective February 22, 1995, containing a description of the BancGroup Common Stock.

          (3) BancGroup's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1998;

          (4) BancGroup's Reports on Form 8-K dated March 16, 1998, April 15, 1998, June 2, 1998 and July 17, 1998; and

          (5) The description of the current management and Board of Directors contained in the Proxy Statement distributed pursuant to Section 14(a) of the Exchange Act for BancGroup's Annual Meeting of shareholders held on April 15, 1998.

     All documents filed by BancGroup pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the Special Meeting, shall be deemed incorporated by reference in this Prospectus and made a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed incorporated herein by reference will be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained herein or in another subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     BancGroup has entered into the Agreement with InterWest regarding the Merger described herein. Various provisions of the Agreement are summarized or referred to in this Prospectus, and the Agreement is incorporated by reference into this Prospectus and attached hereto as Appendix A.

     BancGroup will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the request of any such person, a copy of any and all of the documents which have been incorporated herein by reference but not delivered herewith (other than the exhibits to such documents unless specifically incorporated herein). Such request, in writing or by telephone, should be directed to W. Flake Oakley, IV, Secretary, The Colonial BancGroup, Inc., One Commerce Street, Post Office Box 1108, Montgomery, Alabama 36192 (telephone 334-240-5000).

                                      (iii)

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
SUMMARY.....................................................    1
THE SPECIAL MEETING.........................................   11
  General...................................................   11
  Record Date; Shares Entitled to Vote; Vote Required for
     the Merger.............................................   11
  Solicitation, Voting and Revocation of Proxies............   11
  Effect of Merger on Outstanding BancGroup Common Stock....   12
THE MERGER..................................................   13
  General...................................................   13
  Background of the Merger..................................   13
  InterWest's Board of Director's Reasons for Approving the
     Merger.................................................   13
  Recommendation of InterWest's Board of Directors..........   14
  BancGroup's Reasons for the Merger........................   14
  Interests of Certain Persons in the Merger................   14
  Conversion of InterWest Common Stock......................   15
  Surrender of InterWest Common Stock Certificates..........   16
  Certain Federal Income Tax Consequences...................   16
  Other Possible Consequences...............................   18
  Conditions to Consummation of the Merger..................   18
  Repurchase of Minority Shares.............................   19
  Amendment or Termination of Agreement.....................   20
  Regulatory Approvals......................................   20
  Conduct of Business Pending the Merger....................   23
  Related Transactions -- Stock Option......................   24
  Rights of Dissenting Shareholders.........................   25
  Resale of BancGroup Common Stock Issued in the Merger.....   27
  Accounting Treatment......................................   28
  NYSE Reporting of BancGroup Common Stock Issued in the
     Merger.................................................   28
  Treatment of InterWest Options............................   28
COMPARATIVE MARKET PRICES AND DIVIDENDS.....................   29
  InterWest.................................................   29
BANCGROUP CAPITAL STOCK AND DEBENTURES......................   31
  BancGroup Common Stock....................................   31
  Preference Stock..........................................   31
  1986 Debentures...........................................   32
  Other Indebtedness........................................   32
  Changes in Control........................................   33
COMPARATIVE RIGHTS OF SHAREHOLDERS..........................   34
  Director Elections........................................   35
  Removal of Directors......................................   35
  Voting....................................................   35
  Preemptive Rights.........................................   35
  Directors' Liability......................................   35
  Indemnification...........................................   36
  Special Meetings of Shareholders; Action Without a
     Meeting................................................   36
  Mergers, Share Exchanges and Sales of Assets..............   37
  Amendment of Certificate of Incorporation and Bylaws......   37


                                      (iv)

                                                              PAGE
                                                              ----
  Rights of Dissenting Stockholders.........................   38
  Preferred Stock...........................................   38
  Effect of the Merger on InterWest Shareholders............   38
THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES...............   40
  Condensed Pro Forma Statements of Condition (Unaudited)...   40
INTERWEST BANCORP...........................................   53
  Selected Financial Data...................................   53
  Management's Discussion and Analysis of Financial
     Condition and Results of Operations....................   54
BUSINESS OF BANCGROUP.......................................   72
  General...................................................   72
  Recently Completed and Other Proposed Business
     Combinations...........................................   72
  Year 2000 Compliance......................................   73
  Voting Securities and Principal Stockholders..............   74
  Security Ownership of Management..........................   75
  Management Information....................................   76
BUSINESS OF INTERWEST.......................................   77
  General...................................................   77
  Deposit Activities........................................   77
  Lending Activities........................................   78
  Investments...............................................   78
  Employees.................................................   79
  Properties................................................   79
  Year 2000 Issues..........................................   79
  Legal Proceedings.........................................   80
  Principal Holders of Common Stock.........................   80
ADJOURNMENT OF SPECIAL MEETINGS.............................   80
OTHER MATTERS...............................................   81
DATE FOR SUBMISSION OF BANCGROUP STOCKHOLDER PROPOSALS......   81
LEGAL MATTERS...............................................   81
EXPERTS.....................................................   81
INDEX TO FINANCIAL STATEMENTS...............................  F-1
APPENDIX A -- Agreement and Plan of Merger..................  A-1
APPENDIX B -- Dissenter's Rights Statute....................  B-1
APPENDIX C -- Stock Option Agreement........................  C-1

                                       (v)

                                    SUMMARY

     The following provides a summary of certain information included in this Prospectus. This summary is qualified in its entirety by the more detailed information appearing elsewhere herein, the Appendices hereto and the documents incorporated herein by reference. Shareholders of InterWest are urged to read this Prospectus, including the Appendices, in full.

GENERAL

     This Prospectus relates to the issuance of shares of BancGroup Common Stock in connection with the proposed Merger of InterWest with and into BancGroup.

THE SPECIAL MEETING

     This Prospectus is being furnished to the holders of InterWest Common Stock in connection with the solicitation by the InterWest Board of Directors of proxies for use at the Special Meeting and at any and all adjournments and postponements thereof at which InterWest shareholders will be asked to vote upon
(i) a proposal to approve the Agreement and the Merger; and (ii) such other business as may properly come before the meeting. The Special Meeting will be
held at 2330 South Virginia Street, on             , 1998, at 9 a.m., local
time, for the purpose of considering and voting upon the Merger and the Agreement. Only holders of record of InterWest Common Stock at the close of
business on           ,           , 1998 (the "Record Date") are entitled to the
notice of and to vote at the Special Meeting. As of the Record Date, 3,088,145 shares of InterWest Common Stock were issued and outstanding. See "The Special Meeting."

THE COMPANIES

     BancGroup. BancGroup is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "BHCA"). It was organized in Delaware in 1974 and has operated under its current name and management since 1981. BancGroup operates a wholly owned commercial banking subsidiary, Colonial Bank, in the states of Alabama, Florida, Georgia, Nevada and Tennessee. Colonial Bank conducts a full service commercial banking business through 134 branches in Alabama, five branches in Tennessee, 14 branches in Georgia, three branches in Nevada, and 79 branches in Florida. BancGroup has also entered into agreements to acquire four additional banks. Colonial Mortgage Company, a subsidiary of the Colonial Bank in Alabama, is a mortgage banking company which services approximately $14.7 billion in residential loans and which originates residential mortgages in 34 states through four divisional offices. At June 30, 1998, BancGroup had consolidated total assets of $8.8 billion and consolidated stockholders' equity of $601.8 million. See "Business of BancGroup."

     InterWest. InterWest is a bank holding company within the meaning of the BHCA and was incorporated on May 23, 1989. InterWest owns (i) 86.07% of the outstanding shares of the capital stock of InterWest Bank, a Nevada banking corporation (the "Bank"), which is headquartered in Reno, Nevada, and (ii) 100% of the outstanding shares of the capital stock of InterWest Mortgage, a Nevada corporation (the "Mortgage Company"). Currently, the Bank operates four banking offices, all of which are located in Washoe and Churchill Counties, Nevada. The Mortgage Company operates six offices which are located in Nevada, Oregon and Idaho. At June 30, 1998, InterWest had total consolidated assets of approximately $130.4 million, total consolidated deposits of approximately $115.7 million, and total consolidated shareholders' equity of approximately $7.8 million. See "Business of InterWest."

THE MERGER

     The Agreement provides for the Merger of InterWest with and into BancGroup, with BancGroup to be the surviving corporation. Upon the date of consummation of the Merger (the "Effective Date"), each outstanding share of InterWest Common Stock (except shares as to which dissenters' rights are perfected) will be converted by operation of law and without any action by any holder thereof into
0.4714 shares of BancGroup Common Stock, provided that the "Market Value" of BancGroup Common Stock (as defined below) is neither less than $15.00 per share nor more than $20.00 per share. The "Market Value" of

BancGroup Common Stock shall be the average of the closing prices of BancGroup Common Stock as reported on the NYSE on each of the ten trading days ending on the day that is the fifth trading day immediately preceding the Effective Date. If the Market Value is less than $15.00 per share, then each share of InterWest Common Stock will be converted into a number of shares of BancGroup Common Stock equal to the quotient obtained by dividing the Market Value into the product of $15.00 and .4714 (($15.00 X .4714) / Market Value). If the Market Value is greater than $20.00 per share, then each share of InterWest Common Stock will be converted into a number of shares of BancGroup Common Stock equal to the quotient obtained by dividing the Market Value into the product of $20.00 and
 .4714 (($20.00 X .4714) / Market Value). Assuming (i) 3,088,145 shares of
InterWest Common Stock outstanding on the Effective Date, (ii) a Market Value between $15.00 and $20.00 per share, (iii) that no InterWest shareholders exercise dissenters' rights in the Merger and (iv) that no outstanding options to acquire InterWest Common Stock are exercised before the Effective Date, 1,449,590 shares of BancGroup Common Stock will be issued in the Merger. (The per-share values and ratios disclosed herein have been adjusted pursuant to the terms of the Agreement to give effect to a two-for-one stock split effected as a 100% stock dividend paid by BancGroup on August 14, 1998 to shareholders of record at the close of business on July 31, 1998 (the "Stock Split")). The number of shares of BancGroup Common Stock to be issued in the Merger will increase proportionally with each share of InterWest Common Stock issued pursuant to the exercise, before the Effective Date, of certain options to acquire InterWest Common Stock and will further increase depending upon the number of shares of BancGroup Common Stock issued pursuant to a cashless exchange of options to acquire InterWest Common Stock. See "The
Merger -- Interest of Certain Persons in the Merger -- Treatment of InterWest Options".

     The closing sales price on the NYSE of BancGroup Common Stock on
            , 1998 was $     per share. Accordingly, had the Effective Date
occurred on             , 1998 the Market Value would have been $          and
InterWest shareholders would have received 0.4714 shares of BancGroup Common Stock for each share of InterWest Common Stock. Shareholders are advised to obtain current market quotations for BancGroup Common Stock. The market price of BancGroup Common Stock at the Effective Date, or on the date on which certificates representing such shares are received by InterWest shareholders, may be higher or lower than the market price of BancGroup Common Stock as of the Record Date or at the time of the Special Meeting.

     No fractional shares of BancGroup Common Stock will be issued in connection with the Merger. Each shareholder of InterWest otherwise entitled to receive a fractional share of BancGroup Common Stock will receive instead a cash payment (without interest) equal to such fractional share multiplied by the Market Value.

     Promptly after the Effective Date, InterWest shareholders will be given notice of the consummation of the Merger and instructions for the exchange of such shareholders' certificates representing shares of InterWest Common Stock for certificates representing shares of BancGroup Common Stock. Certificates for the shares of BancGroup Common Stock issued will not be distributed, and BancGroup will not pay dividends on such shares until shareholders surrender their certificates representing their shares of InterWest Common Stock in accordance with those instructions. INTERWEST SHAREHOLDERS SHOULD NOT SEND IN THEIR INTERWEST STOCK CERTIFICATES UNTIL THEY HAVE RECEIVED THE INSTRUCTIONS. See "The Merger -- Conversion of InterWest Common Stock," "-- Surrender of InterWest Common Stock Certificates" and "-- Treatment of InterWest Options."

     For certain information concerning management of BancGroup and InterWest, see "Business of BancGroup -- Voting Securities and Principal Shareholders," "-- Security Ownership of Management," and "Business of InterWest -- Principal Holders of Common Stock."

RECOMMENDATION OF INTERWEST'S BOARD OF DIRECTORS

     The Board of Directors of InterWest has unanimously approved the Agreement. THE BOARD OF DIRECTORS OF INTERWEST BELIEVES THAT THE MERGER IS IN THE BEST INTEREST OF THE SHAREHOLDERS OF INTERWEST AND RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE APPROVAL OF THE AGREEMENT. For a discussion of the factors considered by the Board of

Directors in reaching its conclusions, see "The Merger -- Background of the Merger" and " -- InterWest's Board of Director's Reasons for Approving the Merger."

RELATED TRANSACTIONS -- STOCK OPTION

     In connection with the Agreement, InterWest has granted to BancGroup an option to purchase up to 19.9% of the InterWest Common Stock at a purchase price of $8.25 per share. The option will become exercisable upon the occurrence of certain events which are generally related to the potential acquisition of InterWest by another party. The option is intended to increase the likelihood that the Merger will be consummated by making it more difficult and expensive for any third party to acquire control of InterWest while BancGroup is seeking to consummate the Merger. See "The Merger -- Related Transactions -- Stock Option."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     As of the Record Date, InterWest has granted options to certain employees of the Bank and the Mortgage Company which remain outstanding (the "InterWest Options") and which entitle the holders thereof to acquire up to 80,500 shares of InterWest Common Stock. Subject to terms of the InterWest stock option agreements under which such options were issued, the Agreement provides that, no later than five days prior to the Effective Date, the holders of InterWest Options that have vested for such holders may provide written notice to InterWest (in form and substance reasonably satisfactory to BancGroup) that they wish to surrender their InterWest Options to BancGroup, effective at the Effective Date and to receive in exchange therefor an amount of BancGroup Common Stock equal in value to the difference between (i) the total value of the shares of BancGroup Common Stock to be issued pursuant to such InterWest Options (based upon the number of shares of BancGroup Common Stock issuable pursuant to the InterWest Options multiplied by the Market Value) and (ii) the aggregate exercise price of such InterWest Options at the Effective Date, divided by the Market Value (the "Cashless Exchange"). No fractions of shares will be issued and the value of fractional shares will be paid in cash at the Market Value. Any InterWest Options that have not been exercised or exchanged in the Cashless Exchange will terminate on the Effective Date. See "The Merger -- Interests of Certain Persons in the Merger -- Treatment of InterWest Options."

     As a condition precedent to BancGroup's obligation to consummate the Merger, on or before the Effective Date, each of Richard Martucci, the President and Chief Executive Officer of InterWest, his wife, Carol Martucci, the Secretary of InterWest, and John Donovan, the President of the Bank shall have entered into an employment agreement with Colonial Bank. Mr. Martucci's employment agreement will provide, among other things, that he will serve as an executive officer of Colonial Bank's Reno Regional Bank or its western area mortgage loan production office, or both, for a term of three years. For the remainder of 1998 after the Effective Date, Mr. Martucci will continue to receive a salary equal to the salary he currently receives from InterWest. Beginning on January 1, 1999, Mr. Martucci will receive annual compensation of $250,000 per year. He will be entitled to receive adjustments in salary and such discretionary bonuses as Colonial Bank may grant from time to time. He will also be permitted to participate in benefit plans of Colonial Bank for which executive officers are eligible. Mr. Martucci will also receive a one-time payment of $250,000 to be paid in part as an inducement for him to enter into the employment agreement and in part as separate consideration for his agreement not to compete with Colonial Bank or BancGroup as set forth in the employment agreement.

     Mrs. Martucci's employment agreement will provide that she will serve for a period of three years as Vice President, Human Resources, of Colonial Bank's Reno Regional Bank. For the remainder of 1998 after the Effective Date, Mrs. Martucci will continue to receive a salary equal to the salary she currently receives from InterWest. Beginning on January 1, 1999, Mrs. Martucci will receive an annual salary of $50,000. Mr. Donovan's employment agreement will provide that he will receive $125,000 per year for a period of one year to serve as Executive Vice President of Colonial Bank's Reno Regional Bank.

     Each of Richard Martucci, Carol Martucci, John Donovan and Tom Springer, the Executive Vice President of the Mortgage Company, will be entitled to purchase the car currently provided to him or her by

InterWest. The purchase price of each car will be the greater of InterWest's then current basis in each car or its then current wholesale "Blue Book" value.

     On the Effective Date, and subject to the agreements described above, all employees of InterWest will, at BancGroup's option, either become employees of BancGroup or its subsidiaries or be entitled to severance benefits in accordance with Colonial Bank's severance policy as of the date of the Agreement. All employees of InterWest who become employees of BancGroup or its subsidiaries on the Effective Date will be entitled, to the extent permitted by applicable law, to participate in all benefit plans of BancGroup to the same extent as BancGroup's employees.

     See "The Merger -- Interests of Certain Persons in the Merger."

VOTE REQUIRED

     Under Nevada law, the Agreement must be approved by the affirmative vote of a majority of the outstanding shares of InterWest Common Stock. Each share of InterWest Common Stock is entitled to one vote on the Agreement. Approval of the Agreement and the Merger by BancGroup shareholders is not required under Delaware, Nevada or other applicable law, or the rules of the NYSE on which the BancGroup Common Stock is listed. See "The Special Meeting."

     Only holders of record of InterWest Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting. As of such date, 3,088,145 shares of InterWest Common Stock were issued and outstanding. As of the Record Date, the directors and executive officers of InterWest and the Bank held approximately 99% of the outstanding shares of InterWest Common Stock. As of the same date, the directors, executive officers and affiliates of BancGroup held no shares of InterWest Common Stock. See "The Special Meeting."

     As of the Record Date, the directors of InterWest and holders of 5% or more of the outstanding InterWest Common Stock owned 3,053,880 shares of InterWest Common Stock representing approximately 99% of the outstanding shares and have agreed with BancGroup to vote their shares in favor of the Agreement. See "The Special Meeting." As of June 30, 1998, directors and executive officers of BancGroup beneficially owned in the aggregate 9,967,304 shares of BancGroup Common Stock representing approximately 10.06% of BancGroup's outstanding shares.

     Proxies should be returned to InterWest in the envelope enclosed herewith. Shareholders of InterWest submitting proxies may revoke their proxies by (i) giving notice of such revocation in writing to the Secretary of InterWest at or prior to the Special Meeting, (ii) executing and delivering a proxy bearing a later date to the Secretary of InterWest at or prior to the Special Meeting, or
(iii) attending the Special Meeting and voting in person. Because approval of the Agreement requires the approval of at least a majority of the outstanding shares of InterWest Common Stock, failure to submit a proxy or failure to vote in person at the Special Meeting will have the same effect as a negative vote. See "The Special Meeting -- Solicitation, Voting and Revocation of Proxies."

RIGHTS OF DISSENTING SHAREHOLDERS

     Holders of InterWest Common Stock as of the Record Date are entitled to exercise dissenters' rights of appraisal pursuant to Section 92A.300 et seq. of the Nevada Revised Statutes (the "NRS"). A holder of InterWest Common Stock who complies with the provisions of applicable law relating to dissenters' rights will be entitled to object to the Agreement and make written demand that BancGroup pay in cash the fair value of the shares of InterWest Common Stock held as determined in accordance with statutory provisions. Shareholders wishing to exercise dissenters' rights of appraisal must follow exactly all requirements for the exercise of such rights as set forth in NRS Section 92A.300 et seq., a copy of which is attached as Appendix B to this Prospectus. Pursuant to NRS Sections 92A.300 et seq. and assuming the Merger is consummated, a dissenting shareholder will be entitled to receive for each share of InterWest Common Stock as to which dissenters' rights are perfected the fair value thereof (as defined by NRS 92A.320) together with interest as required by NRS 92A.340. See "The Merger -- Rights of Dissenting Shareholders." Any shareholder who properly exercises dissenters' rights of appraisal and receives cash for his or her shares will encounter income tax treatment different from the treatment of shareholders who do not exercise dissenters' rights. See "The Merger -- Certain Federal Income Tax Consequences."

CONDITIONS TO THE MERGER

     The parties' respective obligations to consummate the Merger are subject to the satisfaction (or waiver, to the extent permitted by law) of various conditions set forth in the Agreement.

     The mutual obligations of the parties to consummate the Merger are subject to the following conditions, among others: (i) the approval of the Agreement by the holders of at least a majority of the outstanding shares of InterWest Common Stock; (ii) the approval of the Merger by the Board of Governors of the Federal Reserve System (the "Federal Reserve"), approval of the Merger by the Financial Institutions Division of the Nevada Department of Business & Industry (the "Nevada Division"), and approval of the merger of the Bank with Colonial Bank (the "Bank Merger") by the Alabama Banking Department (the "Alabama Department"), the Nevada Division, and the Federal Reserve; (iii) the absence of any pending or threatened litigation which seeks to restrain or prohibit the Merger; (iv) the consummation of the Merger on or before January 15, 1999; (v) receipt of opinions of counsel as to certain matters; and (vi) receipt of an opinion from PricewaterhouseCoopers LLP as to certain tax matters.

     The obligation of InterWest to consummate the Merger is further subject to several conditions, including: (i) the absence of any material adverse changes in the financial condition or affairs of BancGroup; and (ii) the shares of BancGroup Common Stock to be issued under the Agreement having been approved for listing on the NYSE.

     The obligations of BancGroup to consummate the Merger are subject to various conditions, including: (i) the absence of any material adverse change in the financial condition or affairs of InterWest; (ii) the number of shares as to which holders of InterWest Common Stock exercise dissenters' rights not exceeding 10% of the outstanding shares of InterWest Common Stock; (iii) the execution and delivery by each shareholder of InterWest deemed to be an "affiliate" of InterWest of an agreement relating to certain restrictions on resales of BancGroup Common Stock received by such affiliates in connection with the Merger; (iv) InterWest's having (A) purchased or redeemed outstanding shares of the capital stock of the Bank not presently owned by InterWest (the "Minority Shares") and owned of record by persons other than InterWest (the "Minority Shareholders"), (B) entered into definitive agreements with the Minority Shareholders for the purchase of the Minority Shares on or before the Effective Date, or (C) taken or having caused the Bank to have taken all necessary and appropriate steps as permitted under applicable law to ensure that InterWest will, as of the Effective Date, own 100% of the outstanding capital stock of the Bank; and (v) the receipt of a letter from PricewaterhouseCoopers LLP, BancGroup's independent accountants, to the effect that the independent accountants concur with the conclusions of BancGroup's and InterWest's respective managements that no conditions exist with respect to each company which would preclude accounting for the Merger as a pooling of interests.

     Applications for appropriate regulatory approvals by the Federal Reserve, the Alabama Department, and the Nevada Division were filed with such agencies on August 17, 1998. A notification to the Federal Reserve was also filed on this
date. On                , the Federal Reserve approved the Merger and the Bank
Merger. The approvals of the Alabama Department and the Nevada Division are pending. No assurance can be provided that the necessary shareholder and regulatory approvals can be obtained or that the other conditions precedent to the Merger can or will be satisfied. BancGroup and InterWest anticipate that the Merger will be consummated during the fourth quarter of 1998. However, delays in the consummation of the Merger could occur.

     See "The Merger -- Conditions to Consummation of the Merger" and "Regulatory Approvals."

AMENDMENT OR TERMINATION OF AGREEMENT

     To the extent permitted by law, the Agreement may be amended by a subsequent writing signed by each of the parties upon the approval of the Boards of Directors of each of the parties. However, under applicable law, after adoption of the Agreement and the approval of the Merger by the holders of InterWest Common Stock, no amendment decreasing the consideration to be received by InterWest shareholders may be made without the further approval of such shareholders. The Agreement may be terminated at any time prior to or on the Effective Date, whether before or after adoption of the Agreement by the shareholders of InterWest, by the mutual consent of the respective Boards of Directors of InterWest and BancGroup or by the Board of Directors of either BancGroup or InterWest under certain circumstances including, but not limited to: (i) a material breach which cannot or has not been cured within 30 days of notice of such breach being given by the non-breaching party; (ii) failure to consummate the transactions contemplated under the Agreement by January 15, 1999, provided that such failure to consummate is not caused by any breach of the Agreement by the party electing to terminate; and (iii) without further action by either party, upon the execution by InterWest of a legally binding agreement between InterWest and any third party with respect to any Acquisition Proposal, provided that BancGroup will have the right to demand InterWest's performance of the Stock Option Agreement. See "The Merger -- Related Transactions -- Stock Option Agreement."

COMPARATIVE RIGHTS OF SHAREHOLDERS

     The rights of the holders of the InterWest Common Stock may be different from the rights of the holders of the BancGroup Common Stock. A discussion of these rights and a comparison thereof is set forth at "Comparative Rights of Shareholders."

FEDERAL INCOME TAX CONSEQUENCES

     No ruling with respect to the federal income tax consequences of the Merger to InterWest's shareholders will be requested from the Internal Revenue Service (the "IRS"). InterWest has received an opinion from PricewaterhouseCoopers LLP that, among other things, a shareholder of InterWest who exchanges shares of InterWest Common Stock for BancGroup Common Stock will not recognize gain except that, shareholders of InterWest will recognize gain to the extent such shareholders receive cash in lieu of fractional shares of BancGroup Common Stock. Shareholders who receive cash for their shares of InterWest Common Stock upon perfection of dissenters' rights will realize gain or loss for federal income tax purposes with respect to such shares. See "Approval of the Merger -- Certain Federal Income Tax Consequences." InterWest shareholders are urged to consult their own tax advisors as to the specific tax consequences of the Merger to them.

ACCOUNTING TREATMENT

     The merger of InterWest into BancGroup will be treated as a "pooling-of-interests" transaction by BancGroup for accounting purposes. See "The Merger -- Accounting Treatment."

RECENT PER SHARE MARKET PRICES

     InterWest. There is no established public trading market for the InterWest Common Stock. The shares of InterWest Common Stock are not actively traded, and such trading activity, as it occurs, takes place in privately negotiated transactions. Management of InterWest is unaware of any transactions in shares of InterWest that have occurred since January 1, 1996. The following table sets forth the dividends paid on InterWest Common Stock since January 1, 1996:

                                                              DIVIDENDS
                                                                 PER
                                                                SHARE
                                                              ---------
1996
  First Quarter.............................................   $    0
  Second Quarter............................................        0
  Third Quarter.............................................        0
  Fourth Quarter............................................        0
1997
  First Quarter.............................................      .06
  Second Quarter............................................        0
  Third Quarter.............................................        0
  Fourth Quarter............................................        0
1998
  First Quarter.............................................      .02
  Second Quarter............................................        0
  Third Quarter (through             , 1998)................        0

     BancGroup. BancGroup Common Stock is listed for trading on the NYSE under the symbol "CNB." The following table indicates the high and low closing prices of the BancGroup Common Stock as reported on the NYSE since January 1, 1996.

                                                              PRICE PER SHARE OF
                                                                COMMON STOCK(1)
                                                              -------------------
                                                               HIGH          LOW
                                                              ------        -----
1996
  First Quarter.............................................    $ 9 1/8      $ 7 1/2
  Second Quarter............................................      9 1/16       7 13/16
  Third Quarter.............................................      9            7 13/16
  Fourth Quarter............................................     10 1/16       8 11/16
1997
  First Quarter.............................................     12            9 1/3
  Second Quarter............................................     12 7/16      11
  Third Quarter.............................................     14 5/8       12 1/8
  Fourth Quarter............................................     17 9/16      14 1/2
1998
  First Quarter.............................................     18 1/8       15 3/4
  Second Quarter............................................     18 13/16     14 3/4
  Third Quarter (through             , 1998)................

---------------

(1) Restated to reflect the impact of the two-for-one stock splits effected in the form of a 100% stock dividend paid February 11, 1997 and August 14, 1998.

     On June 16, 1998, the business day immediately prior to the public announcement of the Merger, the closing price of the BancGroup Common Stock on the NYSE was $29.50 per share. Giving retroactive effect to the Stock Split, that price would have been $14.75 per share. The following table presents the market value per share of BancGroup Common Stock on that date, and the market value and equivalent per share value of InterWest Common Stock on that date (giving effect to the Stock Split):

                                                          BANCGROUP   INTERWEST   EQUIVALENT
                                                           COMMON      COMMON     PRICE PER
                                                            STOCK       STOCK     INTERWEST
                                                             (1)         (2)       SHARE(3)
                                                          ---------   ---------   ----------
Comparative Market Value................................   $14.75       $2.52       $33.74

---------------

(1) Closing price as reported by the NYSE on June 16, 1998 after giving effect to the Stock Split.
(2) There is no established public trading market for the shares of InterWest Common Stock. The value shown is the June 30, 1998 book value of a share of InterWest Common Stock. Management of InterWest is unaware of any transactions of InterWest Common Stock that have occurred since January 1, 1996.
(3) The ten-day average of the closing price of BancGroup Common Stock, calculated in the same manner as the Market Value will be calculated, was $15.90625 on June 16, 1998. Therefore, if the Merger had closed on June 16, 1998, and giving effect to the Stock Split, .4714 shares of BancGroup Common Stock would have been exchanged for each share of InterWest Common Stock.

     See "Comparative Market Prices and Dividends."

CERTAIN LEGAL RESTRICTIONS ON ACQUISITIONS OF CONTROL

     Certain restrictions under Delaware law prevent a person who beneficially owns 15% or more of the BancGroup Common Stock from engaging in a "business combination" with BancGroup unless certain conditions are satisfied. Also, the Change in Bank Control Act of 1978 prohibits a person from acquiring "control' of BancGroup unless certain notice requirements of the Federal Reserve have been satisfied.

     BancGroup's Restated Certificate of Incorporation (the "BancGroup Certificate") and its Bylaws (the "BancGroup Bylaws") also contain provisions which may deter or prevent a takeover of BancGroup that is not supported by BancGroup's Board of Directors. These provisions include: (1) a classified board of directors, (2) supermajority voting requirements for certain "business combinations" that exceed the provisions of Delaware law described above, (3) flexibility for the board to consider non-economic and other factors in evaluating a "business combination," (4) inability of shareholders to call special meetings and act by written consent, and (5) certain advance notice provisions for the conduct of business at shareholder meetings.

     See "BancGroup Capital Stock and Debentures" and "Comparative Rights of Shareholders."

PER SHARE DATA

     The table below presents on a per share basis the book value, cash dividends and income from continuing operations of BancGroup and InterWest on a historical basis and on a pro forma equivalent basis assuming consummation of the Merger. Certain information from the table has been taken from the condensed pro forma statements of condition and income included elsewhere in this document. The table should be read in conjunction with these pro forma statements.

                                                                           SIX MONTHS
                                                           SIX MONTHS         ENDED       YEAR    YEAR     YEAR
                                                              ENDED         JUNE 30,      ENDED   ENDED   ENDED
          BANCGROUP-HISTORICAL (AS RESTATED):             JUNE 30, 1998       1997*       1997    1996     1995
          -----------------------------------             -------------   -------------   -----   -----   ------
Net Income
     Basic(1)...........................................      $0.43           $0.42       $0.89   $0.66   $ 0.64
     Diluted(1).........................................       0.43            0.41        0.86    0.63     0.59
Book value at end of period(1)..........................       6.13            5.27        5.76    5.12     4.69
Dividends per share:
     Common Stock(1)....................................       0.17            0.15        0.30    0.27   0.1688
     Common A**(1)......................................                                                  0.0563
     Common B**(1)......................................                                                  0.0313
INTERWEST
Net Income
  Historical:
     Basic..............................................       0.18            0.08        0.22    0.33     0.34
     Diluted............................................       0.18            0.08        0.22    0.33     0.34
  Pro forma equivalent assuming combination with
     InterWest and completed business combination(a):
     Basic..............................................       0.21            0.20        0.41    0.31     0.30
     Diluted............................................       0.20            0.19        0.40    0.30     0.28
  Pro forma equivalent assuming combination with
     InterWest, completed business combination and other
     probable business combinations(a):
     Basic..............................................       0.20            0.19        0.41    0.31     0.29
     Diluted............................................       0.20            0.19        0.40    0.30     0.27
Book value at end of period
  Historical............................................       2.52            2.23        2.37    2.22     1.89
  Pro forma equivalent assuming combination with
     InterWest and completed business combination(a)....       2.87             N/A         N/A     N/A      N/A
  Pro forma equivalent assuming combination with
     InterWest, completed business combination and other
     probable business combinations(a)..................       2.80             N/A         N/A     N/A      N/A
Dividends per share
  Historical............................................         --              --          --      --       --
  Pro forma equivalent assuming combination with
     InterWest and completed business combination(a)....       0.08            0.07        0.14    0.13     0.11
  Pro forma equivalent assuming combination with
     InterWest, completed business combination and other
     probable business combinations(b)..................       0.08            0.07        0.14    0.13     0.11

                                                                           SIX MONTHS
                                                           SIX MONTHS         ENDED       YEAR    YEAR     YEAR
                                                              ENDED         JUNE 30,      ENDED   ENDED   ENDED
          BANCGROUP-HISTORICAL (AS RESTATED):             JUNE 30, 1998       1997*       1997    1996     1995
          -----------------------------------             -------------   -------------   -----   -----   ------
BANCGROUP-PRO FORMA COMBINED (INTERWEST AND COMPLETED
  BUSINESS COMBINATION):
Net Income
     Basic..............................................       0.44            0.42        0.87    0.66     0.63
     Diluted............................................       0.43            0.41        0.85    0.64     0.59
Book value at end of period.............................       6.08             N/A         N/A     N/A      N/A
BANCGROUP PRO FORMA COMBINED (INTERWEST, COMPLETED
  BUSINESS COMBINATION AND OTHER PROBABLE BUSINESS
  COMBINATIONS):
Net Income
     Basic..............................................       0.43            0.41        0.86    0.65     0.61
     Diluted............................................       0.42            0.40        0.84    0.63     0.58
Book value at end of period.............................       5.94             N/A         N/A     N/A      N/A

---------------

(1) Restated to reflect the impact of a two-for-one stock split effected in the form of a 100% stock dividend paid August
     14, 1998.
  * Restated to give effect to the June 1998 pooling-of-interests method business combination with
     Commercial Bank of Nevada.
 ** Before February 21, 1995, BancGroup had two classes of common stock outstanding, Class A and Class B. Class B was not publicly. Class A was traded on the NASDAQ National
     Market System under the symbol of "CLBGA" until February 24, 1995. On February 21, 1995, the Class A and Class B common stock were reclassified into the BancGroup Common Stock.
     Trading on the NYSE commenced on February 24, 1995.
N/A Not applicable due to pro forma balance sheet being presented only at June 30, 1998 which assumes the transaction consummated on the latest balance sheet data in accordance with Rule 11.02(b) of Regulation S-X.
(a) Pro forma equivalent per share amounts are calculated by multiplying the pro forma combined total income per share and the pro forma combined total book value per share of BancGroup by the conversion ratio so that the per share amounts are equated to the respective values for one share of InterWest. For these pro forma equivalent per share amounts, a .4714 BancGroup common stock conversion ratio is utilized.
(b) Pro forma equivalent dividends per share are shown at BancGroup's Common Stock dividend per share rate multiplied by the .4714 conversion ratio per share of InterWest common stock (see note (a)). BancGroup presently contemplates that dividends will be declared in the future. However, the payment of cash dividends is subject to BancGroup's actual results of operations as well as certain other internal and external factors. Accordingly, there is no assurance that cash dividends will either be declared and paid in the future, or, if declared and paid, that such dividends will approximate the pro forma amounts indicated.

                              THE SPECIAL MEETING

GENERAL

     This Prospectus is being furnished to the shareholders of InterWest in connection with the solicitation of proxies by the Board of Directors of InterWest for use at the Special Meeting and at any adjournments or postponements thereof. The purpose of the Special Meeting is to consider and vote upon the Agreement which provides for the proposed Merger of InterWest with and into BancGroup. BancGroup will be the surviving corporation in the Merger.

     THE BOARD OF DIRECTORS OF INTERWEST BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF INTERWEST SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE AGREEMENT (ITEM 1 ON THE PROXY CARD).

     This Prospectus is also furnished by BancGroup in connection with the offer of shares of BancGroup Common Stock to be issued in the Merger. No vote of BancGroup shareholders is required to approve the Merger.

RECORD DATE; SHARES ENTITLED TO VOTE; VOTE REQUIRED FOR THE MERGER

     The Board of Directors of InterWest has fixed the close of business on
                 , 1998, as the Record Date for determination of shareholders entitled to vote at the Special Meeting. There were 22 record holders of InterWest Common Stock and 3,088,145 shares of InterWest Common Stock outstanding, each entitled to one vote per share, as of the Record Date. InterWest is obligated to issue up to an additional 80,500 shares of InterWest Common Stock upon the exercise of outstanding InterWest Options.

     The presence at the Special Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of InterWest Common Stock on the Record Date is necessary to constitute a quorum for the transaction of business at the Special Meeting. In the absence of a quorum, the Special Meeting may be postponed from time to time until InterWest shareholders holding the requisite number of shares of InterWest Common Stock are represented in person or by proxy. If a quorum is present, the affirmative vote of the holders of at least a majority of the outstanding shares of InterWest Common Stock is required to approve the Agreement. Broker non-votes and abstentions will not be counted as votes cast "FOR" or "AGAINST" the proposal to approve the Agreement, and, as a result, such non-votes will have the same effect as votes cast "AGAINST" the Agreement. Each holder of record of shares of InterWest Common Stock is entitled to cast, for each share registered in his or her name, one vote on the Agreement as well as on each other matter presented to a vote of shareholders at the Special Meeting.

     As of the Record Date, directors of InterWest and holders of 5% or more of the outstanding InterWest Common Stock owned 3,053,880 shares of InterWest Common Stock representing approximately 99% of the outstanding shares. These individuals have agreed with BancGroup, subject to the effectiveness of the Registration Statement of which this prospectus forms a part, to vote their shares in favor of the Merger.

     If the Agreement is approved at the Special Meeting, InterWest is expected to merge with and into BancGroup promptly after the other conditions to the Agreement are satisfied. See "The Merger -- Conditions of Consummation of the Merger."

     THE BOARD OF DIRECTORS OF INTERWEST URGES THE SHAREHOLDERS OF INTERWEST TO EXECUTE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE AND UNANIMOUSLY RECOMMENDS THAT THE SHARES REPRESENTED BY THE PROXY BE VOTED IN FAVOR OF THE AGREEMENT.

SOLICITATION, VOTING AND REVOCATION OF PROXIES

     In addition to soliciting proxies by mail, directors, officers and other employees of InterWest, without receiving special compensation therefor, may solicit proxies from InterWest's shareholders by telephone, by telegram or in person. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries, if any, to forward solicitation materials to any beneficial owners of shares of InterWest Common Stock.

     InterWest will bear the cost of assembling and mailing this Prospectus and other materials furnished to shareholders of InterWest. It will also pay all other expenses of solicitation, including the expenses of brokers, custodians, nominees, and other fiduciaries who, at the request of InterWest, mail material to, or otherwise communicate with, beneficial owners of the shares held by them. BancGroup will pay all expenses incident to the registration of the BancGroup Common Stock to be issued in connection with the Merger.

     Shares of InterWest Common Stock represented by a proxy properly signed and received at or prior to the Special Meeting, unless properly revoked, will be voted in accordance with the instructions on the proxy. If a proxy is signed and returned without any voting instructions, shares of InterWest Common Stock represented by the proxy will be voted "FOR" the proposal to approve the Agreement and in accordance with the determination of the majority of the Board of Directors of InterWest as to any other matter which may properly come before the Special Meeting, including any adjournment or postponement thereof. A shareholder may revoke any proxy given pursuant to this solicitation by: (i) delivering to the Secretary of InterWest, prior to or at the Special Meeting, a written notice revoking the proxy; (ii) delivering to the Secretary of InterWest, at or prior to the Special Meeting, a duly executed proxy relating to the same shares and bearing a later date; or (iii) voting in person at the Special Meeting. Attendance at the Special Meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communications with respect to the revocation of InterWest's proxies should be addressed to:

                               InterWest Bancorp
                           2330 South Virginia Street
                               Reno, Nevada 89502
       Attention: Richard Martucci, President and Chief Executive Officer

     Proxies marked as abstentions and shares held in street name which have been designated by brokers on proxy cards as not voted will not be counted as votes cast. Such proxies will, however, be counted for purposes of determining whether a quorum is present at the Special Meeting.

     The Board of Directors of InterWest is not aware of any business to be acted upon at the Special Meeting other than consideration of the Agreement and the Merger described herein. If, however, other matters are properly brought before the Special Meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have the discretion to vote or act on such matters according to their best judgment. Proxies voted in favor of the approval of the Agreement, or proxies as to which no voting instructions are given, will be voted to adjourn the Special Meeting, if necessary, in order to solicit additional proxies in favor of the approval of the Agreement. Proxies voted against the approval of the Agreement and abstentions will not be voted for an adjournment. See "Adjournment of the Special Meeting."

EFFECT OF MERGER ON OUTSTANDING BANCGROUP COMMON STOCK

     Assuming that no dissenters' rights of appraisal are exercised in the Merger, that no InterWest Options are exercised prior to the Effective Date, that no InterWest Options are exchanged in the Cashless Exchange, and the Market Value of BancGroup Common Stock is between $15.00 and $20.00 per share on the
Effective Date (as of             , 1998, the ten-day closing price average
calculated in the same manner as the Market Value will be calculated was
$          ), BancGroup will issue approximately 1,455,752 shares of BancGroup
Common Stock to the shareholders of InterWest pursuant to the Merger. Based on those assumptions, the 1,455,752 shares of BancGroup Common Stock will represent approximately 1.46% of the total number of shares of BancGroup Common Stock outstanding following the Merger, not counting any additional shares BancGroup may issue, including shares to be issued pursuant to other pending acquisitions.

                                   THE MERGER

     The following sets forth a summary of the material provisions of the Agreement and the transactions contemplated thereby. The description does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Appendix A, and certain provisions of Nevada law relating to the rights of dissenting shareholders, a copy of which is attached hereto as Appendix B. All InterWest shareholders are urged to read the Agreement and the Appendices in their entirety.

GENERAL

     The Agreement provides that, subject to approval by the shareholders of InterWest, receipt of necessary regulatory approvals and satisfaction of certain other conditions described below at "Conditions to Consummation of the Merger," InterWest will merge with and into BancGroup. Upon completion of the Merger, the corporate existence of InterWest will cease, and BancGroup will succeed to the business formerly conducted by InterWest.

BACKGROUND OF THE MERGER

     In April of 1998, members of InterWest's Board of Directors (the "Board") met for the purpose of analyzing the Bank's current and expected capital position and the projected growth of the Bank's assets. The analysis showed that the increase in capital of the Bank through retained earnings would not be sufficient to sustain the Bank's current asset growth rate. The Board also determined that there were insufficient assets of InterWest available to inject capital into the Bank. The Board concluded that in order for the Bank to continue its current asset growth rate, a stock offering or merger of InterWest should be considered.

     In early May of 1998, representatives of BancGroup were referred to Mr. Richard Martucci, President of InterWest, by a representative from another banking institution in Nevada. Thereafter, Mr. Martucci met on May 8, 1998 with Mr. P.L. "Mac" McLeod, Jr., President of BancGroup. On May 11, 1998, W. Flake Oakley, IV, CFO of BancGroup, contacted Mr. Martucci and requested financial information on InterWest and its subsidiaries for the purpose of performing financial analyses. Between May 14, 1998 and May 20, 1998 Mr. Oakley and Mr. Martucci had several conversations regarding a possible merger, exchange ratios, prices per share and income requirements for Mr. and Mrs. Martucci. The aggregate value of the proposed exchange would be approximately $26.0 million, given BancGroup's per share price at that time of approximately $35 per share. Each share of InterWest Common Stock would be exchanged for .2357 shares of BancGroup Common Stock (adjusted to .4714 shares subsequent to the agreement as a result of the Stock Split.) The proposal would be subject to a satisfactory due diligence and approval of the Board of Directors of InterWest, a majority of the shares of InterWest Common Stock outstanding and BancGroup.

INTERWEST'S BOARD OF DIRECTOR'S REASONS FOR APPROVING THE MERGER

     Mr. Martucci presented BancGroup's offer to the Board of Directors of InterWest on May 14, 1998. InterWest's Board of Directors considered a number of factors in deciding to approve the Merger and recommend the terms of the Agreement to InterWest's shareholders. These factors included, among other things: (i) the growth constraints that InterWest Bank had been facing would no longer be a limiting factor if the Merger were consummated; (ii) the consideration to be received by the shareholders of InterWest upon the consummation of the Merger; (iii) the Merger would generally not result in the recognition of taxable gain to InterWest shareholders who received BancGroup Common Stock in the Merger (except to the extent that cash or property is received by shareholders); (iv) the Merger would enable the shareholders of InterWest to exchange their InterWest Common Stock (for which there is no established public trading market) for BancGroup Common Stock, which is listed on a national exchange and in which there has been an active trading market; (v) the appeal of the BancGroup's philosophy of maintaining the community-oriented style of banking among its acquired banks, including BancGroup's history of maintaining local management and allowing local management a high level of autonomy, particularly as to loan decisions; (vi) the prospect of minimal job displacement among the Bank's and the Mortgage Company's employees; and (vii) the impact of the Merger on the Bank and the Mortgage Company's customers and the communities they serve.

     Mr. Martucci provided information on other recent mergers of financial institutions of similar size and performance results, which supported a conclusion that the exchange ratio being offered would be a fair price to the shareholders of InterWest from a financial point of view. Mr. Martucci offered validation of the price from discussions with investment advisors and published reports of investment banking firms. Mr. Martucci also offered financial statements of BancGroup for the Board of Director's review that revealed it's dividend policies and payment histories. Based upon the review, the Board of Directors of InterWest concluded that Mr. Martucci should be authorized to proceed with finalizing the terms of the Merger Agreement.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF INTERWEST

     The Board of Directors of InterWest has determined that the Merger is in the best interest of InterWest shareholders. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF INTERWEST VOTE IN FAVOR OF THE APPROVAL AND ADOPTION OF THE MERGER AND THE AGREEMENT.

BANCGROUP'S REASONS FOR THE MERGER

     The Board of Directors of BancGroup has unanimously approved the Merger and the Agreement. BancGroup recently acquired Commercial Bank of Nevada in Las Vegas and has been seeking to expand its banking operations elsewhere in Nevada. The acquisition of InterWest will provide BancGroup with a presence in the Reno market area, the second largest market in Nevada and should better position BancGroup to benefit from the rapidly expanding economy of Nevada.

     In approving the Merger and the Agreement, the Board of Directors of BancGroup took into account, among other things: (i) the financial performance and condition of InterWest, including its capital and asset quality; (ii) similarities in the philosophies of BancGroup and InterWest, including InterWest's commitment to delivering high quality personalized financial services to its customers; (iii) the recent growth of the Nevada economy; and
(iv) InterWest's management's knowledge of, and experience in, the Nevada market.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     As of the Record Date, InterWest has granted options to certain employees of the Bank and the Mortgage Company (the "InterWest Options") which entitle the holders thereof to acquire up to 80,500 shares of InterWest Common Stock. Subject to terms of the InterWest stock option agreements under which such options were issued, the Agreement provides that, no later than five days prior to the Effective Date, the holders of InterWest Options that have vested for such holders may provide written notice to InterWest (in form and substance reasonably satisfactory to BancGroup) that they wish to surrender their InterWest Options to BancGroup, effective at the Effective Date, and to receive in exchange therefor an amount of BancGroup Common Stock equal in value to the difference between (i) the total value of the shares of BancGroup Common Stock to be issued pursuant to such InterWest Options (based upon the number of shares of BancGroup Common Stock issuable pursuant to the InterWest Options multiplied by the Market Value) and (ii) the aggregate exercise price of such InterWest Options at the Effective Date, divided by the Market Value (the "Cashless Exchange"). No fractions of shares will be issued and the value of fractional shares will be paid in cash at the Market Value. Any InterWest Options that have not vested at the Effective Date will terminate. See " -- Treatment of InterWest Options."

     As a condition precedent to BancGroup's obligation to consummate the Merger, on or before the Effective Date, each of Richard Martucci, the President and Chief Executive Officer of InterWest, his wife, Carol Martucci, the Secretary of InterWest, and John Donovan, the President of the Bank shall have entered into an employment agreement with Colonial Bank. Mr. Martucci's employment agreement will provide, among other things, that he will serve as an executive officer of Colonial Bank's Reno Regional Bank or its western area mortgage loan production office, or both, for a term of three years. For the remainder of 1998 after the Effective Date, Mr. Martucci will continue to receive a salary equal to that he currently receives from InterWest. Beginning on January 1, 1999, Mr. Martucci will receive annual compensation of $250,000 per year. He will be entitled to receive adjustments in salary and such discretionary bonuses as Colonial Bank may grant from time to time. He will also be permitted to participate in benefit plans of Colonial Bank for which executive officers are eligible. Mr. Martucci will also receive a one-time payment of $250,000 to be paid in part as an inducement for him to enter into the employment agreement and in part as separate consideration for his agreement not to compete with Colonial Bank or BancGroup as set forth in the employment agreement.

     Mrs. Martucci's employment agreement will provide that she will serve for a period of three years as Vice President, Human Resources of Colonial Bank's Reno Regional Bank. For the remainder of 1998 after the Effective Date, Mrs. Martucci will continue to receive a salary equal to that she currently receives from InterWest. Beginning on January 1, 1999, Mrs. Martucci will receive an annual salary of $50,000. Mr. Donovan's employment agreement will provide that he will receive $125,000 per year for a period of one year to serve as Executive Vice President of Colonial Bank's Reno Regional Bank.

     Each of Richard Martucci, Carol Martucci, John Donovan and Tom Springer, the Executive Vice President of the Mortgage Company will be entitled to purchase the car currently provided to him or her by InterWest. The purchase price of each car will be the greater of InterWest's then current basis in each car or its then current wholesale "Blue Book" value.

     On the Effective Date, and subject to the agreements described above, all employees of InterWest will, at BancGroup's option, either become employees of BancGroup or its subsidiaries or be entitled to severance benefits in accordance with Colonial Bank's severance policy as of the date of the Agreement. All employees of InterWest who become employees of BancGroup or its subsidiaries on the Effective Date will be entitled, to the extent permitted by applicable law, to participate in all benefit plans of BancGroup to the same extent as BancGroup's employees.

CONVERSION OF INTERWEST COMMON STOCK

     The Agreement provides for the Merger of InterWest with and into BancGroup, with BancGroup to be the surviving corporation. Upon the date of consummation of the Merger (the "Effective Date"), each outstanding share of InterWest Common Stock (except shares as to which dissenters' rights are perfected) will be converted by operation of law and without any action by any holder thereof into shares of BancGroup Common Stock, provided that the "Market Value" of BancGroup Common Stock (as defined below) is neither less than $15.00 per share nor more than $20.00 per share. The "Market Value" of BancGroup Common Stock shall be the average of the closing prices of BancGroup Common Stock as reported on the NYSE on each of the ten trading days ending on the day that is the fifth trading day immediately preceding the Effective Date. If the Market Value is less than $15.00 per share, then each share of InterWest Common Stock will be converted into a number of shares of BancGroup Common Stock equal to the quotient obtained by dividing the Market Value into the product of $15.00 and .4714 (($15.00 X
 .4714) / Market Value). If the Market Value is greater than $20.00 per share, then each share of InterWest Common Stock will be converted into a number of shares of BancGroup Common Stock equal to the quotient obtained by dividing the Market Value into the product of $20.00 and .4714 (($20.00 X .4714) / Market Value). Assuming (i) 3,088,145 shares of InterWest Common Stock outstanding on the Effective Date, (ii) a Market Value between $15.00 and $20.00 per share,
(iii) that no InterWest shareholders exercise dissenters' rights in the Merger and (iv) that no InterWest Options are exercised before the Effective Date and no shares of BancGroup Common Stock are issued in the Cashless Exchange, approximately 1,455,752 shares of BancGroup Common Stock will be issued in the Merger. (The per-share values and ratios disclosed herein have been adjusted, pursuant to the terms of the Agreement, to give effect to the Stock Split.) The number of shares of BancGroup Common Stock to be issued in the Merger will increase proportionally with each share of InterWest Common Stock issued pursuant to the exercise of InterWest Options and will further increase depending upon the number of shares of BancGroup Common Stock issued pursuant to a Cashless Exchange. See " -- Treatment of InterWest Options". No fractional shares of BancGroup Common Stock will be issued in connection with the Merger. Each shareholder of InterWest otherwise entitled to receive a fractional share of BancGroup Common Stock will receive instead a cash payment (without interest) equal to such fractional interest multiplied by the Market Value.

     As an example, if the Market Value is $          (which was the Market
Value calculated as of          , 1998), then each share of InterWest Common
Stock will be converted on the Effective Date into 0.4714 shares of BancGroup Common Stock. As a result, a shareholder of InterWest who owns 500 shares of InterWest Common Stock would be entitled to receive 235.7 shares of BancGroup Common Stock (500 X 0.4714) and would actually receive 235 shares of BancGroup
Common Stock, with the .70 of a share paid in cash equal to $          (.70 X
$          ).

     The closing sales price on the NYSE of the BancGroup Common Stock on
          , 1998 was $     per share. Shareholders are advised to obtain current
market quotations for BancGroup Common Stock. The market price of BancGroup Common Stock at the Effective Date, or on the date on which certificates representing such shares are received by InterWest shareholders, may be higher or lower than the market price of BancGroup Common Stock as of the Record Date or at the time of the Special Meeting.

     The Agreement provides that if, prior to the Effective Date, BancGroup Common Stock is changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the BancGroup Common Stock, an appropriate and proportionate adjustment will be made in the number of shares of BancGroup Common Stock into which the InterWest Common Stock will be converted in the Merger.

SURRENDER OF INTERWEST COMMON STOCK CERTIFICATES

     On the Effective Date and subject to the conditions described at "Conditions to Consummation of the Merger," InterWest's shareholders (except those shareholders who perfect dissenters' rights under applicable law) will automatically, and without further action by such shareholders or by BancGroup, become owners of BancGroup Common Stock, as described herein. Outstanding certificates representing shares of the InterWest Common Stock will represent shares of BancGroup Common Stock. Thereafter, upon surrender of the certificates formerly representing shares of InterWest Common Stock, the holders will be entitled to receive certificates for the BancGroup Common Stock. Dividends on the shares of BancGroup Common Stock will accumulate without interest and will not be distributed to any former shareholder of InterWest unless and until such shareholder surrenders for cancellation his certificate for InterWest Common Stock. SunTrust Bank, Atlanta, Atlanta, Georgia, transfer agent for BancGroup Common Stock, will act as the Exchange Agent with respect to the shares of InterWest Common Stock surrendered in connection with the Merger. The Exchange Agent will mail a detailed explanation of these arrangements to InterWest shareholders promptly following the Effective Date. Stock certificates should not be sent to the Exchange Agent until such notice is received.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The Merger is intended to qualify as a "reorganization" for federal income tax purposes under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"). The obligation of each of InterWest and BancGroup to consummate the Merger is conditioned on the receipt of an opinion from PricewaterhouseCoopers LLP, BancGroup's independent public accountant, to the effect that the Merger will constitute such a reorganization. The opinion has been delivered to BancGroup. In delivering its opinion, PricewaterhouseCoopers LLP, has received and relied upon certain representations contained in certificates of officers of BancGroup and InterWest and certain other information, data, documentation and other materials as it deemed necessary. The tax opinion is based upon customary assumptions contained therein, including the assumption that InterWest has no knowledge of any plan or intention on the part of the InterWest shareholders to sell or dispose of BancGroup Common Stock that would reduce their holdings to the number of shares having in the aggregate a fair market value of less than 50% of the total fair market value of the InterWest Common Stock outstanding immediately upon consummation of the Merger.

     Neither InterWest nor BancGroup intends to seek a ruling from the IRS as to the federal income tax consequences of the Merger. InterWest's shareholders should be aware that the opinion will not be binding on the IRS or the courts. InterWest's shareholders also should be aware that some of the tax consequences of the Merger are governed by provisions of the Code as to which there are no final regulations and little or no judicial or administrative guidance. There can be no assurance that future legislation, administrative rulings, or court decisions will not adversely affect the accuracy of the statements contained herein.

     The tax opinion states that, provided the assumptions stated therein are satisfied, the Merger will constitute a reorganization as defined in Section 368(a) of the Code, and the following federal income tax consequences will result to InterWest's shareholders who exchange their shares of InterWest Common Stock for shares of BancGroup Common Stock:

          (i) No gain or loss will be recognized by InterWest's shareholders on the exchange of shares of InterWest Common Stock for shares of BancGroup Common Stock;

          (ii) The aggregate basis of BancGroup Common Stock received by each InterWest shareholder (including any fractional shares of BancGroup Common Stock deemed received, but not actually received), will be the same as the aggregate tax basis of the shares of InterWest Common Stock surrendered in exchange therefor;

          (iii) The holding period of the shares of BancGroup Common Stock received by each InterWest shareholder will include the period during which the shares of InterWest Common Stock exchanged therefor were held, provided that the shares of InterWest Common Stock were a capital asset in the holder's hands as of the Effective Date;

          (iv) Cash payments received by each InterWest shareholder in lieu of a fractional share of BancGroup Common Stock will be treated for federal income tax purposes as if the fractional share had been issued in the exchange and then redeemed by BancGroup. Gain or loss will be recognized on the redemption of the fractional share and generally will be capital gain or loss if the InterWest Common Stock is a capital asset in the hands of the holder;

          (v) No gain or loss will be recognized by InterWest upon the transfer of its assets and liabilities to BancGroup. No gain or loss will be recognized by BancGroup upon the receipt of the assets and liabilities of InterWest;

          (vi) The basis of the assets of InterWest acquired by BancGroup will be the same as the basis of the assets in the hands of InterWest immediately prior to the Merger;

          (vii) The holding period of the assets of InterWest in the hands of BancGroup will include the period during which such assets were held by InterWest;

          (viii) The Cashless Exchange will result in the InterWest Option holders recognizing ordinary income equal to the fair market value of BancGroup stock received in the exchange; and

          (ix) An InterWest shareholder who dissents and receives only cash pursuant to dissenters, rights will recognize gain or loss. Such gain or loss will, in general, be treated as capital gain or loss, measured by the difference between the amount of cash received and the tax basis of the shares of InterWest Common Stock converted, if the shares of InterWest Common Stock were held as capital assets. However, an InterWest shareholder who receives only cash may need to consider the effects of Section 302 and 318 of the Code in determining the federal income tax consequences of the transaction.

     Each InterWest shareholder will be required to report on such shareholder's federal income tax return for the fiscal year of such shareholder in which the Merger occurs that such shareholder has received BancGroup Common Stock in a reorganization.

     THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THE SHAREHOLDERS OF INTERWEST, TO INTERWEST AND TO BANCGROUP AND DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF ALL POTENTIAL TAX EFFECTS OF THE MERGER. THE DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO A PARTICULAR SHAREHOLDER SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN FEDERAL INCOME TAX LAWS, SUCH AS DEALERS IN SECURITIES, BANKS, INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, NON-UNITED STATES PERSONS, STOCK-

HOLDERS WHO DO NOT HOLD THEIR SHARES OF INTERWEST COMMON STOCK AS "CAPITAL ASSETS" WITHIN THE MEANING OF SECTION 1221 OF THE CODE, AND SHAREHOLDERS WHO ACQUIRED THEIR SHARES OF INTERWEST COMMON STOCK PURSUANT TO THE EXERCISE OF OPTIONS OR OTHERWISE AS COMPENSATION, NOR ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION. THE DISCUSSION IS BASED UPON THE CODE, TREASURY REGULATIONS THEREUNDER AND ADMINISTRATIVE RULINGS AND COURT DECISIONS AS OF THE DATE HEREOF. ALL OF THE FOREGOING IS SUBJECT TO CHANGE, AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. INTERWEST SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO THEM.

OTHER POSSIBLE CONSEQUENCES

     If the Merger is consummated, the shareholders of InterWest, a Nevada corporation, will become shareholders of BancGroup, a Delaware business corporation. For a discussion of the differences, if any, in the rights, preferences, and privileges attaching to InterWest Common Stock as compared with BancGroup Common Stock, see "Comparative Rights of Shareholders."

CONDITIONS TO CONSUMMATION OF THE MERGER

     The parties' respective obligations to consummate the Merger are subject to the satisfaction (or waiver, to the extent permitted by law) of various conditions set forth in the Agreement.

     The obligations of InterWest and BancGroup to consummate the Merger are conditioned upon, among other things, (i) the approval of the Agreement by the holders of at least a majority of the outstanding shares of InterWest Common Stock; (ii) the approval of the Merger by the Federal Reserve and the Nevada Division, and approval of the Bank Merger by the Alabama Department, the Nevada Division, and the Federal Reserve; (iii) the absence of pending or threatened litigation with a view to restraining or prohibiting consummation of the Merger or to obtain divestiture, rescission or damages in connection with the Merger;
(iv) the absence of any investigation by any governmental agency which might result in any such proceeding; (v) consummation of the Merger no later than January 15, 1999; and (vi) receipt of opinions of counsel regarding certain matters.

     The obligation of InterWest to consummate the Merger is further subject to several other conditions, including: (i) the absence of any material adverse change in the financial condition or affairs of BancGroup; (ii) the shares of BancGroup Common Stock to be issued under the Agreement shall have been approved for listing on the NYSE; and (iii) the accuracy in all material respects of the representations and warranties of BancGroup contained in the Agreement and the performance by BancGroup of all of its covenants and agreements under the Agreement.

     The obligation of BancGroup to consummate the Merger is subject to several other conditions, including: (i) the absence of any material adverse change in the financial condition or affairs of InterWest; (ii) the number of shares as to which holders of InterWest Common Stock exercise dissenters' rights not exceeding 10% of the outstanding shares of InterWest Common Stock; (iii) the receipt of a letter from PricewaterhouseCoopers LLP concurring with the conclusions of BancGroup's and InterWest's management that no conditions exist with respect to each company which would preclude accounting for the Merger as a pooling of interests; (iv) the accuracy in all material respects of the representations and warranties of InterWest contained in the Agreement, and the performance by InterWest of all of its covenants and agreements under the Agreement; (v) InterWest's having (A) purchased or redeemed outstanding shares of the Minority Stock and owned of record by the Minority Shareholders, (B) entered into definitive agreements with the Minority Shareholders for the purchase of the Minority Shares on or before the Effective Date, or (C) taken or having caused the Bank to have taken all necessary and appropriate steps as permitted under applicable law to ensure that InterWest will, as of the Effective Date, own 100% of the outstanding capital stock of the Bank; and (vi) the receipt by BancGroup of certain undertakings from holders of InterWest Common Stock who may be deemed to be "affiliates" of InterWest pursuant to the rules of the Commission. See " -- Repurchase of Minority Shares."

     It is anticipated that the foregoing conditions, as well as certain other conditions contained in the Agreement, such as the receipt of certificates of officers of each party as to compliance with the Agreement and satisfaction of each party of all representations, warranties and covenants, will be satisfied. The Agreement provides that each of InterWest and BancGroup may waive all conditions to its respective obligation to consummate the Merger, other than the receipt of the requisite approvals of regulatory authorities and approval of the Agreement by the shareholders of InterWest. In making any decision regarding a waiver of one or more conditions to consummation of the Merger or an amendment of the Agreement, the Boards of Directors of InterWest and BancGroup would be subject to the fiduciary duty standards imposed upon such boards by relevant law that would require such boards to act in the best interests of their respective shareholders.

REPURCHASE OF MINORITY SHARES

     The Articles of Incorporation of the Bank authorize 250,000 shares of common stock, without par value, of which 206,580 shares are issued and outstanding. InterWest holds 177,802 shares or 86.07% of the issued and outstanding common stock of the Bank. The remaining 28,778 shares or 13.93% (the "Minority Shares") of the issued and outstanding common stock are owned by 75 individuals or trusts (the "Minority Shareholders").

     The Agreement contemplates a merger of subsidiaries whereby the Bank will merge with and into Colonial Bank, a subsidiary of BancGroup, (the "Bank Merger"). Although the timing and structure of the Bank Merger have not been finalized, as a condition to the Merger, InterWest is required to own 100% of the issued and outstanding stock of the Bank.

     TASG, Inc., dba The Alford-Spencer Financial Group of Fair Oaks, California, was engaged by InterWest to issue an opinion on the fair value of the Bank's common stock. In issuing its opinion, The Alford-Spencer Financial Group considered the Merger and the effect thereof on the fair value of the Bank's common stock. In connection with the opinion, The Alford-Spencer Financial Group analyzed, among other things, (i) audited financial statements for InterWest and subsidiaries for the three fiscal years ended December 31, 1997; (ii) Annual Reports to shareholders of InterWest and subsidiaries for the period ending December 31, 1997; (iii) certain other publicly available financial and other information concerning InterWest and subsidiaries; (iv) the trading market for the traded securities of InterWest; and (v) publicly available information concerning other bank and bank holding companies, the trading market for their securities and the nature and terms of certain other merger transactions believed relevant.

     In the opinion of David A. Alford, principal of The Alford-Spencer Financial Group, the estimated value per share of the Minority Shares is $22.40 per share. The opinion of The Alford-Spencer financial Group is expressed in a Valuation of 28,778 Shares of Capital Stock of InterWest Bank, Reno, Nevada, dated July 10, 1998; a copy of which may be reviewed upon request at the principal office of InterWest.

     Although the Bank is desirous of entering into written agreements with the Minority Shareholders for the purchase of the Minority Shares at the fair value established by The Alford-Spencer Financial Group, the Bank has experienced previous communication difficulties. Many of the Minority Shareholders have failed or refused to respond to notices or other matters. Future response or cooperation cannot be anticipated.

     The Board of Directors of the Bank believes that it is in the best interest of the Bank to consummate the Merger which will require, under the terms of the Agreement, ownership by InterWest of 100% of the issued and outstanding stock of the Bank. Recognizing the business purpose of the Merger, the requirements of the Agreement, the need to act expediently to permit completion of the Merger and the lack of communication by certain Minority Shareholders, the Board of Directors of the Bank has resolved that, in fairness to all shareholders of the Bank, the number of authorized shares of the common stock of the Bank should be decreased at the ratio of 10,000 to one (the "Decrease"). The Minority Shareholders holding fractional shares of the Bank stock after the Decrease becomes effective shall receive cash in the amount of the fair value ("Fair Value") of the Minority Shares as determined by the Alford-Spencer Financial Group. The Decrease must be approved by the holders of a majority of the outstanding stock of the Bank. Any Minority Shareholder who disagrees with the Fair Value for his or her Minority Shares may dissent to the Fair Value in accordance with NRS 92A.300 to 92A.500. See "The Merger -- Rights of Dissenting Shareholders."

AMENDMENT OR TERMINATION OF AGREEMENT

     To the extent permitted by law, the Agreement may be amended by a subsequent writing signed by each of the parties upon the approval of the Boards of Directors of each of the parties. However, under applicable law after adoption of the Agreement and the approval of Merger by the holders of InterWest Common Stock, no amendment decreasing the consideration to be received by InterWest shareholders may be made without the further approval of such shareholders. The Agreement may be terminated at any time prior to or on the Effective Date, whether before or after adoption of the Agreement by the shareholders of InterWest, by the mutual consent of the respective Boards of Directors of InterWest and BancGroup or by the Board of Directors of either BancGroup or InterWest under certain circumstances including, but not limited to: (i) a material breach which cannot or has not been cured within 30 days of notice of such breach being given by the non-breaching party; (ii) failure to consummate the transactions contemplated under the Agreement by January 15, 1999, provided that such failure to consummate is not caused by any breach of the Agreement by the party electing to terminate; and (iii) without further action by either party, upon the execution by InterWest of a legally binding agreement between InterWest and any third party with respect to any Acquisition Proposal, provided that BancGroup will have the right to demand payment of liquidated damages. See "-- Related Transaction -- Stock Option."

REGULATORY APPROVALS

     Applications will be filed with the Federal Reserve pursuant to Section 3 of the BHCA and the regulations promulgated pursuant thereto, and with the Nevada Division for their prior approval of the Merger. In addition, a notification of the Merger will be filed with the Federal Reserve pursuant to
Section 4 of the BHCA and the regulations promulgated pursuant thereto for its prior approval of the Merger. The approval of the Federal Reserve, the Alabama Department, and the Nevada Division must be obtained prior to consummation of the Bank Merger. Applications were filed with the Federal Reserve, the Alabama Department, and the Nevada Division, and a notification was filed with Federal
Reserve, on               . The regulatory approval process is expected to take
approximately three months from this date.

     Federal Reserve Approval. Pursuant to Section 3 of the BHCA, and the regulations promulgated pursuant thereto, the approval of the Federal Reserve must be obtained prior to the Merger. The Federal Reserve must withhold approval of the Merger if it finds that the transaction will result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States. In addition, the Federal Reserve may not approve the Merger if it finds that the effect thereof may be substantially to lessen competition in any section of the country, or tend to create a monopoly, or would in any other manner be in restraint of trade, unless it finds that the anti-competitive effects of the Merger are clearly outweighed by the probable effect of the Merger in meeting the convenience and needs of the communities to be served. The Federal Reserve will also take into consideration the financial condition and managerial resources of BancGroup, its subsidiaries, any banks related to BancGroup through common ownership or management, and the Bank. Finally, the Federal Reserve will consider the compliance records of BancGroup's subsidiaries under the Community Reinvestment Act.

     In addition, the Federal Reserve is expressly permitted to approve applications under Section 3 of the BHCA for a bank holding company that is adequately capitalized and adequately managed to acquire control of a bank located in a state other than the home state of such bank holding company (an "Interstate Acquisition"), without regard to whether such transaction is prohibited under the law of any state. However, if the law of the state in which the target bank is located requires the target bank to have been in existence for some minimum period of time, the Federal Reserve is prohibited from approving an application by a bank holding company to acquire such target bank if such target bank does not satisfy this state law requirement, so long as the state law specifying such minimum period of time does not specify a period of more than five years.

     Also, the Federal Reserve is prohibited from approving an Interstate Acquisition if the acquiring bank holding company controls, or upon consummation of the acquisition, would control, more than 10% of the total amount of deposits of insured depository institutions in the United States. Finally, subject to certain exceptions, the Federal Reserve may not approve an application pertaining to an Interstate Acquisition if, among other things, the bank holding company, upon consummation of the acquisition, would control 30% or more of the total amount of deposits of insured depository institutions in the state where the target bank is located.

     The BHCA provides for the publication of notice and public comment on the application and authorizes the Federal Reserve to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could delay the regulatory approvals required for consummation of the Merger. Section 11 of the BHCA imposes a waiting period which prohibits the consummation of the Merger, in ordinary circumstances, for a period ranging from 15 to 30 days following the Federal Reserve's approval of the Merger. During such period, the United States Department of Justice, should it object to the Merger for antitrust reasons, may challenge the consummation of the Merger.

     As the result of the Merger, BancGroup will acquire 100% of the outstanding stock of the Mortgage Company, currently owned by InterWest, which engages in permissible non-banking activities. BancGroup must file a notice of this proposed acquisition with the Federal Reserve, and approval of the Federal Reserve must be obtained pursuant to Section 4 of the BHCA, and regulations promulgated pursuant thereto, prior to the Merger and BancGroup's acquisition of the Mortgage Company which will result therefrom.

     The Federal Reserve is required to consider whether performance of the activity by a bank holding company or a subsidiary of such company can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interests, or unsound banking practices. The Federal Reserve's consideration of these factors includes an evaluation of the financial and managerial resources of the notificant, including its subsidiaries and any company to be acquired, the effect of the proposed transaction on those resources, and the management expertise, internal control and risk-management systems, and capital of the entity conducting the activity.

     Pursuant to Section 18(c) of the Federal Deposit Insurance Act (the "Bank Merger Act"), the Federal Reserve's prior approval of the Bank Merger must be obtained. The Federal Reserve is prohibited from approving the Bank Merger if it would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. In addition, the Federal Reserve is prohibited from approving the Bank Merger if its effect, in any section of the country, would be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade, unless it finds that the anti-competitive effects of the Bank Merger are clearly outweighed in the public interest by the probable effect of the Bank Merger in meeting the convenience and needs of the community to be served. The Federal Reserve is required to take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions, and the con venience and needs of the community to be served.

     In that the Bank Merger constitutes an interstate bank merger, certain additional requirements are applicable to the Bank Merger. For example, the Federal Reserve is prohibited from approving the Bank Merger if the bank resulting from the Bank Merger, including all insured depository institutions which are affiliates of such resulting bank, upon consummation of the transaction, would control more than 10% of the total amount of deposits of insured depository institutions in the United States. The Federal Reserve is also prohibited from approving the Bank Merger if either party to the Bank Merger has a branch in any state in which any other bank involved in the Bank Merger has a branch, and the resulting bank, upon consummation of the Bank Merger, would control 30% or more of the total amount of deposits of insured depository institutions in any such state. Finally, the Federal Reserve may approve the interstate bank merger only if each bank involved in the transaction is adequately capitalized as of the date the application is filed, and the Federal

Reserve determines that the resulting bank will continue to be adequately capitalized and adequately managed upon consummation of the Bank Merger.

     The Bank Merger Act imposes a waiting period which prohibits consummation of the Bank Merger, in ordinary circumstances, for a period ranging from 15 to 30 days following the Federal Reserve's approval of the Bank Merger. During such period, the United States Department of Justice, should it object to the Merger for antitrust reasons, may challenge the consummation of the Merger.

     Alabama Department Approval. The Bank Merger must be approved by the Alabama Department pursuant to applicable provisions of the Alabama Banking Code. If the Superintendent of the Alabama Department finds that (1) the proposed transaction will not be detrimental to the safety and soundness of the bank resulting from the Bank Merger, (2) any new officers and directors of the resulting bank are qualified by character, experience, and financial responsibility to direct and manage the resulting bank, and (3) the proposed Bank Merger is consistent with the convenience and needs of the communities to be served by the resulting bank in the State of Alabama and is otherwise in the public interest, the Bank Merger shall be approved by the Superintendent.

     Nevada Commissioner Approval. Applicable provisions of the Nevada banking statutes provide that the Merger must be approved by the Commissioner of the Financial Institutions Division of the State of Nevada (the "Nevada Division"). In the application for approval of the Merger, the Commissioner of the Nevada Division is required to consider BancGroup's record of compliance with the Community Reinvestment Act of 1977, and whether the Merger will meet the needs of those counties whose populations are less than 100,000 and whose residents are not being adequately served by existing financial institutions. In addition, the Commissioner is required to disapprove the Merger if he finds (a) that the Merger would be detrimental to the safety and soundness of BancGroup, to any institution which is a party to the Merger, or to a subsidiary or affiliate of that institution; (b) BancGroup or its executive officers, directors or principal stockholders have not established a record of sound performance, efficient management, financial responsibility and integrity so that it would be against the interest of the depositors, other customers, creditors or stockholders of an institution, or the public to authorize the Merger; (c) the financial condition of BancGroup or any other institution which is a participant in the Merger might jeopardize the financial stability of BancGroup or the other institution(s), or prejudice the interests of depositors or other customers of BancGroup or the other institution(s); (d) the consummation of the Merger will tend to lessen competition substantially, unless the Commissioner finds that the anticompetitive effects of the Merger are clearly outweighed by the benefit of meeting the convenience and needs of the relevant market to be served; or (e) BancGroup has not established a record of meeting the needs for credit of the communities which it or its subsidiary depository institution serves.

     The Nevada banking statutes also provide that the approval of the Commissioner must be obtained prior to the Bank Merger. Upon receipt of an application for approval of the Bank Merger, the Commissioner is required to determine (a) whether the interests of the depositors, creditors and stockholders or members of each depository institution are protected; (b) that the Bank Merger is in the public interest; (c) that the Bank Merger is made for legitimate purposes; and (d) whether Colonial Bank and the Bank have good records of compliance with the Community Reinvestment Act of 1977. The Commissioner is required to disapprove the Bank Merger if he finds (a) that the Bank Merger would be detrimental to the safety and soundness of Colonial Bank, to any institution which is a party to the Bank Merger, or to a subsidiary or affiliate of that institution; (b) Colonial Bank or its executive officers, directors or principal stockholders have not established a record of sound performance, efficient management, financial responsibility and integrity so that it would be against the interest of the depositors, other customers, creditors, stockholders or members of an institution, or the general public to authorize the Bank Merger; (c) the financial condition of Colonial Bank or any other institution which is a participant in the Bank Merger might jeopardize the financial stability of Colonial Bank or Bank, or prejudice the interests of depositors or other customers of Colonial Bank or the Bank; (d) the consummation of the Bank Merger will tend to lessen competition substantially, unless the Commissioner finds that the anticompetitive effects of the Bank Merger are clearly outweighed by the benefit of meeting the convenience and needs of the relevant market to be served; or (e) Colonial Bank has not established a record of meeting the needs for credit of the communities which it or its subsidiary depository institution serves.

     The Agreement provides that the obligation of each of BancGroup and InterWest to consummate the Merger is conditioned upon the receipt of all necessary regulatory approvals. There can be no assurance that the applications necessary for BancGroup to consummate the Merger with InterWest will be approved, and, if such approvals are received, that such approvals will not be conditioned upon terms and conditions that would cause the parties to abandon the Merger.

     Any approval received from bank regulatory agencies reflects only their view that the Merger does not contravene applicable competitive standards imposed by law, and that the Merger is consistent with regulatory policies relating to safety and soundness. THE APPROVAL OF THE BANK REGULATORY AGENCIES IS NOT AN ENDORSEMENT OR RECOMMENDATION OF THE MERGER.

     BancGroup is not aware of any governmental approvals or actions that may be required for consummation of the Merger except for the Federal Reserve, Alabama Department and Nevada Division approvals described above. Should any such approval or action be required, it is presently contemplated that such approval or action would be sought.

CONDUCT OF BUSINESS PENDING THE MERGER

     The Agreement contains certain restrictions on the conduct of the business of InterWest pending consummation of the Merger. The Agreement prohibits InterWest from taking, without the prior written consent of BancGroup, any of the following actions, prior to the Effective Date, subject to certain limited exceptions previously agreed to by BancGroup and InterWest:

          (i) Issuing, delivering or agreeing to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury), except shares of InterWest Common Stock issued upon the exercise of InterWest Options;

          (ii) Borrowing or agreeing to borrow any funds or incurring or becoming subject to, any liability (absolute or contingent) except borrowings, obligations and liabilities incurred in the ordinary course of business and consistent with past practice;

          (iii) Paying any material obligation or liability (absolute or contingent) other than current liabilities reflected in or shown on the most recent balance sheet and current liabilities incurred since that date in the ordinary course of business and consistent with past practice;

          (iv) Declaring or making or agreeing to declare or make, any payment of dividends or distributions of any assets of any kind whatsoever to shareholders, or purchasing or redeeming or agreeing to purchase or redeem, any of its outstanding securities except that, if the Effective Date does not occur before October 30, 1998, InterWest may declare and pay a cash dividend equal to such dividend as the Board of Directors of BancGroup may declare at its regular meeting presently set for October 21, 1998 multiplied by the Exchange Ratio, as defined in the Agreement. In no event shall the shareholders of InterWest be entitled to payment of a dividend from InterWest and from BancGroup in the quarter in which the Effective Date occurs.

          (v) Except in the ordinary course of business, selling or transferring or agreeing to sell or transfer, any of its assets, property or rights or canceling, or agreeing to cancel, any debts or claims;

          (vi) Except in the ordinary course of business, entering or agreeing to enter into any agreement or arrangement granting any preferential rights to purchase any of its assets, property or rights or requiring the consent of any party to the transfer and assignment of any of its assets, property or rights;

          (vii) Waiving any rights of value which in the aggregate are material;

          (viii) Except in the ordinary course of business, making or permitting any amendment or termination of any contract, agreement or license to which it is a party if such amendment or termination is material considering its business as a whole;

          (ix) Except in accordance with past practice, making any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

          (x) Except in accordance with past practice, increasing the rate of compensation payable to or to become payable to any of its officers or employees or making any material increase in any profit-sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

          (xi) Failing to operate its business in the ordinary course so as to preserve its business intact and to preserve the goodwill of its customers and others with whom it has business relations; and

          (xii) Entering into any other material transaction other than in the ordinary course of business.

     The Agreement provides that prior to the Effective Date, no director or officer of InterWest or any of its subsidiaries shall, directly or indirectly, own, manage, operate, join, control, be employed by or participate in the ownership, proposed ownership, management, operation or control of or be connected in any manner with, any business, corporation or partnership which is competitive to the business of InterWest or its subsidiaries.

     The Agreement also provides that (i) at the request of BancGroup, InterWest will consult with BancGroup and advise BancGroup in advance of all loan requests outside the ordinary course of business or in excess of $100,000 that are not single-family residential loan requests; and (ii) InterWest will consult with BancGroup respecting business issues that InterWest believes should be brought to the attention of BancGroup.

RELATED TRANSACTIONS -- STOCK OPTION

     InterWest and BancGroup have entered into a stock option agreement dated as of June 16, 1998 (the "Option Agreement") whereby InterWest has granted to BancGroup an option to purchase up to 614,541 shares, or 19.9% of InterWest Common Stock at a purchase price of $8.25 per share. The Option Agreement is attached hereto as Appendix C. Both the number of shares subject to the option and the purchase price per option share are subject to adjustment in certain circumstances. The Option Agreement was entered into as an inducement for, and as a condition to, BancGroup's execution of the Agreement. The Option Agreement is intended to increase the likelihood that the Merger will be consummated by making it more difficult and expensive for a third party to acquire control of InterWest.

     The option granted under the Option Agreement may be exercised by BancGroup, in whole or in part, in the event a "Purchase Event" precedes the termination of the Agreement. If the option becomes exercisable, InterWest may be required to repurchase the option or any shares issued thereunder at a price calculated in accordance with the Option Agreement. In addition, under certain circumstances, the option may be converted into a similar option to acquire shares of an entity engaging in certain transactions with InterWest.

     The term "Purchase Event" is defined in the Option Agreement to include:
(i) InterWest's agreement, without BancGroup's prior written consent, to effect an "Acquisition Transaction" with any person other than BancGroup, or InterWest's authorization, recommendation, or public proposal of (or public announcement of its intention to authorize, recommend, or propose) such an agreement; or (ii) the acquisition by any person of beneficial ownership of 25% or more of the outstanding shares of InterWest Common Stock. The term "Acquisition Transaction" is defined to include: (i) a merger, consolidation, or other business combination involving InterWest; (ii) the disposition, by sale, exchange, lease, or otherwise, of substantially all of the consolidated assets of InterWest; or (iii) the issuance of securities representing 25% or more of the voting power of InterWest.

     The Option Agreement and the option granted thereunder terminate upon the earliest to occur of: (i) the Effective Date; (ii) termination of the Agreement in accordance with its terms prior to the occurrence of a Purchase Event or a "Preliminary Purchase Event" (generally, a tender offer or exchange offer by a third party to acquire more than 25% of the outstanding shares of InterWest Common Stock or the failure of InterWest's shareholders to approve the Agreement following the public announcement of a proposed

Acquisition Transaction or tender offer); (iii) termination of the Agreement by BancGroup prior to the occurrence of a Purchase Event or a Preliminary Purchase Event for reasons other than a breach of the Agreement by InterWest or the failure to occur of certain conditions precedent to the Merger; or (iv) the passage of eighteen months after termination of the Agreement by BancGroup because of a material breach of the Agreement by InterWest or the failure to occur of certain conditions precedent to the consummation of the Merger.

     To the knowledge of InterWest, no event that would permit the exercise of the option has occurred as of the date hereof. The rights and obligations of InterWest and BancGroup under the Option Agreement are subject to receipt of any required regulatory approval, including approval by the Federal Reserve under the BHCA.

     The Option Agreement, together with InterWest's agreement not to negotiate or entertain any proposals for the sale of InterWest or its subsidiaries to another party (see "The Merger -- Commitments with Respect to Other Offers"), have the effect of discouraging persons who might now, or prior to the Effective Date, be interested in acquiring all or a significant interest in InterWest from considering or proposing such an acquisition, even if such persons were prepared to pay a higher price per share for the InterWest Common Stock than the price per share to be paid by BancGroup in the Merger. The option granted to BancGroup under the Option Agreement will become exercisable in the event of the occurrence of certain proposals to acquire InterWest. The possibility that BancGroup might exercise the option, and thus acquire a substantial block of InterWest Common Stock, might deter offers of other persons or entities interested in such an acquisition.

RIGHTS OF DISSENTING SHAREHOLDERS

     A holder of shares of InterWest is entitled to exercise the rights of a dissenting shareholder under NRS 92A.300 et seq., to object to the Agreement and Plan of Merger and make written demand that BancGroup pay in cash the fair value of the shares of InterWest Stock held as determined in accordance with all pertinent provisions of InterWest's Articles of Incorporation, Bylaws and statutory provisions.

     In order to exercise dissenters' rights, a dissenting shareholder of InterWest (a "Dissenting Shareholder") must strictly comply with the statutory procedures of NRS 92A.300 et seq., which are summarized below. A copy of the text provisions of these statutes is attached hereto as Appendix B. Shareholders of InterWest are urged to read these statutes in their entirety and to consult with their legal advisors. Nevada law requires that holders of InterWest Stock follow certain prescribed procedures in the exercise of their statutory right to dissent in connection with the Merger. The failure to follow such procedures on a timely basis and in the precise manner required by Nevada law may result in a loss of a shareholder's dissenters' rights. Pursuant to Nevada law and assuming the Merger is consummated, a Dissenting Shareholder will be entitled to receive for each share of InterWest Common Stock as to which dissenters' rights are perfected the fair value thereof defined as the value of the shares immediately before the Special Meeting approving the Merger, excluding any appreciation or depreciation in anticipation of the Merger unless exclusion would be inequitable (NRS 92A.320) together with interest computed from the effective date of the Merger until the date of payment, at the average rate currently paid by InterWest on its loans or at a rate that is fair and equitable under all the circumstances (NRS 92A.340). The following summary does not purport to be a complete statement of the dissenters rights provision of Nevada law and is qualified in its entirety by reference to the full text provisions of the NRS pertaining to dissenters rights attached hereto as Appendix B.

     Overview. Holders of InterWest Common Stock have the right under Nevada law to dissent from the Merger and obtain payment of the fair value of his or her shares. Fair value means the value of the shares immediately before the Special Meeting, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. If BancGroup and a Dissenting Shareholder are not able to agree on a fair value, BancGroup must petition a court in Washoe County, Nevada, for a determination of fair value.

     Procedure for Dissenting. A shareholder wishing to dissent from the Merger must deliver to InterWest, before the Special meeting, written notice of his or her intent to demand payment for his or her shares if the

Merger is consummated. The written notice should be sent to InterWest at 2330 South Virginia Street, Reno, Nevada 89502, Attn: Mr. Richard Martucci, Sr., so that InterWest receives it before the Special Meeting. A shareholder wishing to dissent may not vote in favor of the Merger. If a shareholder's written notice of intent to demand payment is not received by InterWest before the Special Meeting, or if the shareholder votes in favor of the Merger, such shareholder will not have the right to dissent and will be required to participate in the Merger.

     Within 10 days after the Special Meeting, InterWest will deliver to each Dissenting Shareholder a written notice instructing the Dissenting Shareholder to demand payment and send his or her InterWest Common Stock certificates to InterWest. The notice will include a copy of NRS 92A.300 et seq. and a form for demanding payment and will show the deadline for submitting the payment demand form and the InterWest Common Stock certificates. The form will also show the date that the Merger was first announced to the news media or the shareholders, and the Dissenting Shareholder will be required to state whether or not he or she acquired his or her shares before that date.

     The Dissenting Shareholder must then properly complete and sign the payment demand form, and submit it to InterWest along with his or her InterWest Common Stock certificates by the deadline shown in the notice from InterWest. If the payment demand form and the InterWest Common Stock certificates are not submitted by the deadline, the shareholder will no longer be a Dissenting Shareholder and will not be entitled to receive payment of the fair value of his or her shares. Such a shareholder will be required to participate in the Merger. The payment demand form and InterWest Common Stock certificate should be sent to InterWest at 2330 South Virginia Street, Reno, Nevada 895012, Attn: Mr. Richard Martucci, Sr.

     Payment for Shares. Within 30 days after receiving a Dissenting Shareholder's payment demand form and InterWest Common Stock certificates, BancGroup will pay such Dissenting Shareholder, in accordance with Nevada law, BancGroup's estimate of the fair value of the InterWest Common Stock for which certificates were submitted, plus accrued interest. Accompanying the payment will be financial information for InterWest as of the end of a fiscal year ending not more than 16 months before the date of payment, and for the year then ended, as well as the latest available interim financial information. Also accompanying the payment will be a statement of BancGroup's estimate of the fair value of the shares, an explanation of how the interest was calculated, a statement of the Dissenting Shareholder's rights to demand additional payment and a copy of the relevant Nevada statutes. BancGroup's obligation to pay fair value may be enforced by a court. However, if the Dissenting Shareholder did not own the shares before the date the Merger was first announced to the news media or to the shareholders, BancGroup will have the right to withhold payment, and instead to offer to pay BancGroup's estimate of the fair value of the shares. Such an offer will be accompanied by a statement of BancGroup's estimate of the fair value of the shares, an explanation of how the interest was calculated and a statement of the Dissenting Shareholder's rights to demand payment.

     If a Dissenting Shareholder estimates the fair value of his or her shares and the amount of accrued interest to be higher than the amount paid by BancGroup, the Dissenting Shareholder may send a notice to BancGroup demanding payment of the difference between the Dissenting Shareholder's estimate and the amount paid by BancGroup. Or, if the Dissenting Shareholder was only entitled to receive BancGroup's offer to pay fair value, the Dissenting Shareholder may reject the offer and demand payment of the Dissenting Shareholder's estimate of the fair value of his or her shares and accrued interest. If a Dissenting Shareholder does not send a notice demanding payment within 30 days after BancGroup has made its payment or offer, the Dissenting Shareholder will not have the right to receive any amount in excess of the fair value plus interest already paid or offered by BancGroup.

     Court Proceeding to Determine Fair Value. If a demand for payment remains unsettled for 60 days following InterWest's receipt of the demand, BancGroup will petition a court in Washoe County to determine the fair value of the shares and accrued interest. Court costs will be paid by BancGroup unless the court finds that one or more Dissenting Shareholders acted arbitrarily, vexatiously or not in good faith in demanding payment, in which case some or all court costs may be allocated to such Dissenting Shareholder or Shareholders. Attorneys' and experts' fees may be assessed against BancGroup if the court finds that BancGroup did not comply with the applicable statute or acted arbitrarily, vexatiously or not in good faith, or such fees may be assessed against one or more Dissenting Shareholders if the same acted arbitrarily, vexatiously or not in good faith.

     Holders of InterWest Common Stock considering seeking appraisal by exercising their dissenters' rights should be aware that the fair value of their InterWest Common Stock determined pursuant to Nevada law could be more than, the same as, or less than the value of the securities that they are entitled to receive pursuant to the Merger Agreement if they do not seek appraisal of their InterWest Common Stock.

     THE FOREGOING DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY HOLDERS OF INTERWEST COMMON STOCK DESIRING TO EXERCISE APPRAISAL RIGHTS, AND, IN VIEW OF THE FACT THAT EXERCISE OF SUCH RIGHTS REQUIRES STRICT ADHERENCE TO THE RELEVANT PROVISIONS OF THE NEVADA GENERAL CORPORATION LAWS, EACH SHAREHOLDER WHO MAY DESIRE TO EXERCISE APPRAISAL RIGHTS IS ADVISED INDIVIDUALLY TO CONSULT THE LAW (AS SET FORTH IN APPENDIX B HERETO) AND COMPLY WITH THE PROVISIONS THEREOF.

     HOLDERS OF THE INTERWEST COMMON STOCK WISHING TO EXERCISE DISSENTERS' RIGHTS ARE ADVISED TO CONSULT THEIR OWN COUNSEL TO ENSURE THAT THEY FULLY AND PROPERLY COMPLY WITH THE REQUIREMENTS OF NEVADA LAW.

     The foregoing discussion is only a summary of the provisions of Nevada law, does not purport to be complete and is qualified in its entirety by reference to NRS 92A.300 et seq., which is attached hereto as Appendix B. Any shareholder who intends to dissent from the Merger should review the text of NRS 92A.300 et seq. carefully and should also consult with his or her attorney. Any shareholder who fails to follow strictly the procedures set forth in said statute will forfeit dissenters' rights.

     Any Dissenting Shareholder who perfects his or her right to be paid the value of his or her shares will recognize gain or loss, if any, for federal income tax purposes upon the receipt of cash for such shares. The amount of gain or loss and its character as ordinary or capital gain or loss will be determined in accordance with applicable provisions of the code. See " -- Certain Federal Income Tax Consequences."

     BECAUSE OF THE COMPLEXITY OF THE PROVISIONS OF THE NEVADA LAW RELATING TO DISSENTERS' APPRAISAL RIGHTS, SHAREHOLDERS WHO ARE CONSIDERING DISSENTING FROM THE MERGER ARE URGED TO CONSULT WITH THEIR OWN LEGAL ADVISERS.

     Any Dissenting Shareholder who perfects his or her right to be paid the value of his or her shares will recognize gain or loss, if any, for federal income tax purposes upon the receipt of cash for such shares. The amount of gain or loss and its character as ordinary or capital gain or loss will be determined in accordance with applicable provisions of the Code. See "-- Certain Federal Income Tax Consequences."

     BECAUSE OF THE COMPLEXITY OF THE PROVISIONS OF THE NEVADA LAW RELATING TO DISSENTERS' APPRAISAL RIGHTS, SHAREHOLDERS WHO ARE CONSIDERING DISSENTING FROM THE MERGER ARE URGED TO CONSULT THEIR OWN LEGAL ADVISERS.

RESALE OF BANCGROUP COMMON STOCK ISSUED IN THE MERGER

     The issuance of the shares of BancGroup Common Stock pursuant to the Merger (including any shares to be issued pursuant to InterWest Options) has been registered under the Securities Act of 1933 (the "Securities Act"). As a result, shareholders of InterWest who are not "affiliates" of InterWest (as such term is defined under the Securities Act) may resell, without restriction, all shares of BancGroup Common Stock which they receive in connection with the Merger. Under the Securities Act, only affiliates of InterWest are subject to restrictions on the resale of the BancGroup Common Stock which they receive in the Merger.

     The BancGroup Common Stock received by affiliates of InterWest who do not also become affiliates of BancGroup after the consummation of the Merger may not be sold except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. Generally,

Rule 145 permits BancGroup Common Stock held by such shareholders to be sold in accordance with certain provisions of Rule 144 under the Securities Act. In general, these provisions of Rule 144 permit a person to sell on the open market in brokers or certain other transactions within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of BancGroup Common Stock or the average weekly trading volume in BancGroup Common Stock reported on the NYSE during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to the availability of current public information about BancGroup. The restrictions on sales will cease to apply under most circumstances once the former InterWest affiliate has held the BancGroup Common Stock for at least one year. BancGroup Common Stock held by affiliates of InterWest who become affiliates of BancGroup, if any, will be subject to additional restrictions on the ability of such persons to resell such shares.

     InterWest will provide BancGroup with such information as may be reasonably necessary to determine the identity of those persons (primarily officers, directors and principal shareholders) who may be deemed to be affiliates of InterWest. InterWest will also obtain from each such person a written undertaking to the effect that no sale or transfer will be made of any shares of BancGroup Common Stock by such person except pursuant to Rule 145 or pursuant to an effective registration statement or an exemption from registration under the Securities Act. Receipt of such an undertaking is a condition to BancGroup's obligation to close the Merger. The undertaking also will require each affiliate to agree that such person will not sell or otherwise reduce risk relative to any shares of BancGroup Common Stock received in the Merger until financial results concerning at least 30 days of post-Merger combined operations have been published by BancGroup within the meaning of Section 201.01 of the Commission's Codification of Financial Reporting Policies. If such undertakings are not received and BancGroup waives receipt of such condition, the certificates for the shares of BancGroup Common Stock to be issued to such person will contain an appropriate restrictive legend and appropriate stock transfer orders will be given to BancGroup's stock transfer agent.

ACCOUNTING TREATMENT

     BancGroup will account for the Merger as a pooling-of-interests transaction in accordance with generally accepted accounting principles, which, among other things, require that the number of shares of InterWest Common Stock acquired for cash pursuant to the exercise of dissenters' rights or in lieu of fractional shares not exceed 10% of the outstanding shares of InterWest Common Stock. Under this accounting treatment, assets and liabilities of InterWest would be added to those of BancGroup at their recorded book values, and the shareholders' equity of the two companies would be combined in BancGroup's consolidated balance sheet. Financial statements of BancGroup issued after the Effective Date of the Merger may be restated to reflect the consolidated operations of BancGroup and InterWest as if the Merger had taken place prior to the periods covered by the financial statements.

NYSE REPORTING OF BANCGROUP COMMON STOCK ISSUED IN THE MERGER

     Sales of BancGroup Common Stock to be issued in the Merger in exchange for InterWest Common Stock will be reported on the NYSE.

TREATMENT OF INTERWEST OPTIONS

     As of the Record Date, InterWest had granted options to certain employees of the Bank and the Mortgage Company which entitled the holders thereof to acquire up to 80,500 shares of InterWest Common Stock. The Agreement provides that, no later than five days prior to the Effective Date, the holders of InterWest Options that have vested for such holders may provide written notice to InterWest (in form and substance reasonably satisfactory to BancGroup) that they wish to surrender their InterWest Options to BancGroup, effective at the Effective Date and to receive in exchange therefor an amount of BancGroup Common Stock equal in value to the difference between (i) the total value of the shares of BancGroup Common Stock to be issued pursuant to such InterWest Options (based upon the number of shares of BancGroup Common Stock issuable pursuant to the InterWest Options multiplied by the Market Value) and (ii) the aggregate exercise price of such InterWest Options at the Effective Date, divided by the Market Value. (the "Cashless Exchange"). No fractions of shares will be issued and fractions will be paid in cash at the Market Value. Any InterWest Options that have not been exercised or exchanged as provided above at the Effective Date will terminate.

     The InterWest Options are issued pursuant to InterWest's Incentive Stock Option Plan (the "Option Plan"). The Option Plan is not qualified under Section 401 of the Code, nor is it subject to the Employee Retirement Income Security Act of 1974. InterWest Options are not transferable except under the laws of descent and distribution. No further options will be granted under the InterWest Option Plan after the Merger. A total of 18 persons currently hold InterWest Options.

     Options issued under the Option Plan may qualify as "Incentive Stock Options," under Section 422 of the Code. If such options so qualify under the Code, no income will result to a grantee of any such option upon the exercise of an option, and BancGroup will not be entitled to a tax deduction by reason of such exercise. If, after exercising the option, the employee holds the stock obtained through exercise for at least two years after the date of option grant and at least one year after the stock was obtained, the employee's gain (if any) on selling the stock will generally be treated as a long term capital gain. Generally, the employee's alternative minimum taxable income for minimum tax purposes will be increased by the difference between the option price and the fair market value of the stock on the date of exercise.

     If the holding period requirements set forth above are not met, then any gain on the sale of the stock will be taxed partly or entirely at ordinary income rates. If the stock is held for less than the required holding periods, then the difference between the option exercise price and the fair market value of the stock on the date of exercise will be taxed at ordinary income tax rates. The gain equal to the increase in the fair market value of the stock after the date of exercise of the option will generally be taxed as capital gain. It should be understood that the holding periods discussed above relate only to federal income tax treatment and not to any securities law restrictions that may apply to the sale of shares obtained through an option.

     As discussed under "-- Certain Federal Income Tax Consequences," employees who utilize the Cashless Exchange will recognize ordinary income equal to the fair market value of BancGroup stock received in the exchange. See "-- Certain Federal Income Tax Consequences."

                    COMPARATIVE MARKET PRICES AND DIVIDENDS

INTERWEST

     There is no established public trading market for the InterWest Common Stock. The shares of InterWest Common Stock are not actively traded, and such trading activity, as it occurs, takes place in privately negotiated transactions.

Management of InterWest is not aware of any transactions in shares of InterWest that have occurred since January 1, 1996. The following table sets forth the dividends paid on InterWest Common Stock since January 1, 1996:

                                                             PRICE PER SHARE OF
                                                                COMMON STOCK
                                                             -------------------   DIVIDENDS
                                                               HIGH       LOW      PER SHARE
                                                             --------   --------   ----------
1996
  First Quarter............................................                          $    0
  Second Quarter...........................................                               0
  Third Quarter............................................                               0
  Fourth Quarter...........................................                               0
1997
  First Quarter............................................                             .06
  Second Quarter...........................................                               0
  Third Quarter............................................                               0
  Fourth Quarter...........................................                               0
1998
  First Quarter............................................                             .02
  Second Quarter...........................................                               0
  Third Quarter (through             , 1998)...............                               0

     BancGroup. BancGroup Common Stock is listed for trading on the NYSE under the symbol "CNB." The following table indicates the high and low closing prices of the BancGroup Common Stock as reported on the NYSE since January 1, 1996.

                                                                  PRICE PER
                                                                  SHARE OF
                                                               COMMON STOCK(1)
                                                              -----------------      DIVIDENDS
                                                               HIGH        LOW       PER SHARE
                                                              ------      -----      ----------
1996
  First Quarter.............................................    $ 9 1/8   $ 7 1/2      $.068
  Second Quarter............................................      9 1/16    7 13/16     .068
  Third Quarter.............................................      9         7 13/16     .068
  Fourth Quarter............................................     10 1/16    8 11/16     .068
1997
  First Quarter.............................................     12         9 1/3       .075
  Second Quarter............................................     12 7/16   11           .075
  Third Quarter.............................................     14 5/8    12 1/8       .075
  Fourth Quarter............................................     17 9/16   14 1/2       .075
1998
  First Quarter.............................................     18 1/8    15 3/4       .085
  Second Quarter............................................     18 13/16  14 3/4       .085
  Third Quarter (through             , 1998)................

---------------

(1) Restated to reflect the impact of the two-for-one stock splits effected in the form of a 100% stock dividend paid February 11, 1997 and August 14, 1998.

     On June 16, 1998, the business day immediately prior to the public announcement of the Merger, the closing price of the BancGroup Common Stock on the NYSE was $14.75 per share after giving effect to the Stock Split.

     At December 31, 1997, BancGroup's subsidiaries accounted for approximately 98% of BancGroup's consolidated assets. BancGroup derives substantially all of its income from dividends received from its subsidiaries. Various statutory provisions and regulatory policies limit the amount of dividends the subsidiary banks may pay without regulatory approval. In addition, federal statutes restrict the ability of subsidiary banks to make loans to BancGroup, and regulatory policies may also restrict such dividends.

                     BANCGROUP CAPITAL STOCK AND DEBENTURES

     BancGroup's authorized capital stock consists of 200,000,000 shares of BancGroup Common Stock, par value $2.50 per share, and 1,000,000 shares of its Preference Stock, par value $2.50 per share. As of June 30, 1998, and giving effect to the Stock Split, there were issued and outstanding a total of 98,232,266 shares of BancGroup Common Stock. No shares of Preference Stock are issued and outstanding. BancGroup issued in 1986 $28,750,000 in principal amount of its 7 1/2% Convertible Subordinated Debentures due 2011 (the "1986 Debentures") of which $3,845,672 were outstanding as of June 30, 1998 and convertible at any time into 549,382 shares of BancGroup Common Stock, subject to adjustment. As of June 30, 1998 there were 3,858,122 shares of BancGroup Common Stock subject to issue upon exercise of options under BancGroup's stock option plans. In addition to BancGroup Common Stock to be issued in the Merger, BancGroup will issue additional shares of BancGroup Common Stock in pending business combinations. On January 20, 1997, BancGroup issued, through a special purpose trust, $70 million of Trust Preferred Securities, all of which was outstanding at June 30, 1998.

     The following statements with respect to BancGroup Common Stock and Preference Stock are brief summaries of material provisions of Delaware law, the Restated Certificate of Incorporation (the "BancGroup Certificate"), as amended, and Bylaws of BancGroup, do not purport to be complete and are qualified in their entirety by reference to the foregoing.

BANCGROUP COMMON STOCK

     Dividends. Subject to the rights of holders of Preference Stock, if any, to receive certain dividends prior to the declaration of dividends on shares of BancGroup Common Stock, when and as dividends, payable in cash, stock or other property, are declared by the BancGroup Board of Directors, the holders of BancGroup Common Stock are entitled to share ratably in such dividends.

     Voting Rights. Each holder of BancGroup Common Stock has one vote for each share held on matters presented for consideration by the stockholders.

     Preemptive Rights. The holders of BancGroup Common Stock have no preemptive rights to acquire any additional shares of BancGroup.

     Issuance of Stock. The BancGroup Certificate authorizes the Board of Directors of BancGroup to issue authorized shares of BancGroup Common Stock without stockholder approval. However, BancGroup's Common Stock is listed on the NYSE, which requires stockholder approval of the issuance of additional shares of BancGroup Common Stock under certain circumstances.

     Liquidation Rights. In the event of liquidation, dissolution or winding-up of BancGroup, whether voluntary or involuntary, the holders of BancGroup Common Stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its stockholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences of any outstanding Preference Stock.

PREFERENCE STOCK

     The Preference Stock may be issued from time to time as a class without series, or if so determined by the Board of Directors of BancGroup, either in whole or in part in one or more series. The voting rights, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including, but not limited to, the dividend rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of

Preference Stock (or of the entire class of Preference Stock if none of such shares has been issued), the number of shares constituting any such series and the terms and conditions of the issue thereof may be fixed by resolution of the Board of Directors of BancGroup. Preference Stock may have a preference over the BancGroup Common Stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation or winding-up of BancGroup and such other preferences as may be fixed by the Board of Directors of BancGroup.

1986 DEBENTURES

     BancGroup issued the 1986 Debentures in the total principal amount of $28,750,000. The 1986 Debentures were issued under a trust indenture (the "1986 Indenture") between BancGroup and SunTrust Bank, Atlanta, Atlanta, Georgia, as trustee.

     The 1986 Debentures will mature on March 31, 2011, and are convertible at any time into shares of BancGroup Common Stock at the option of a holder thereof, at the conversion price of $7 principal amount of the 1986 Debentures for each share of BancGroup Common Stock. The conversion price is, however, subject to adjustment upon the occurrence of certain events as described in the 1986 Indenture. In the event all of the outstanding 1986 Debentures are converted into shares of BancGroup Common Stock in accordance with the 1986 Indenture, as of June 30, 1998 approximately 549,382 shares of such BancGroup Common Stock will be issued. The 1986 Debentures are redeemable, in whole or in part, at the option of BancGroup at certain premiums until 1996, when the redemption price shall be equal 100% of the face amount of the 1986 Debentures plus accrued interest. The payment of principal and interest on the 1986 Debentures is subordinate, to the extent provided in the 1986 Indenture, to the prior payment when due of all Senior Indebtedness of BancGroup. "Senior Indebtedness" is defined as any indebtedness of BancGroup for money borrowed, or any indebtedness incurred in connection with an acquisition or with a merger or consolidation, outstanding on the date of execution of the 1986 Indenture as originally executed, or thereafter created, incurred or assumed, and any renewal, extension, modification or refunding thereof, for the payment of which BancGroup (which term does not include BancGroup's consolidated or unconsolidated subsidiaries) is at the time of determination responsible or liable as obligor, guarantor or otherwise. Senior Indebtedness does not include
(i) indebtedness as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness is subordinate in right of payment to any other indebtedness of BancGroup, and (ii) indebtedness which by its terms states that such indebtedness is subordinate to or equally subordinate with the 1986 Debentures.

     At December 31, 1997, BancGroup's Senior Indebtedness as defined in the 1986 Indenture aggregated approximately $1.1 billion. Such debt includes all short-term debt consisting of federal funds purchased, securities purchased under repurchase agreements and borrowings with the Federal Home Loan Bank but excludes all federally-insured deposits. BancGroup may from time to time incur additional indebtedness constituting Senior Indebtedness. The 1986 Indenture does not limit the amount of Senior Indebtedness which BancGroup may incur, nor does such indenture prohibit BancGroup from creating liens on its property for any purpose.

OTHER INDEBTEDNESS

     On January 29, 1997, BancGroup issued, through a special purpose trust, $70 million of Trust Preferred Securities. The securities bear interest at 8.92% and are subject to redemption in whole or in part any time after January 2007 through January 2027. It is unlikely that redemption will occur prior to maturity. The securities are subordinated to substantially all of BancGroup's indebtedness. In BancGroup's consolidated statement of condition, these securities are shown as long-term debt.

     On February 5, 1998, BancGroup consummated a merger with ASB Bancshares, Inc., a Delaware corporation ("ASB"). As part of the consideration for the common stock of ASB, BancGroup issued debentures to three ASB shareholders. The aggregate principal amount of these debentures is $7,724,813. The debentures pay a rate of interest equal to the New York Prime Rate minus 1% (but in no event less than 7% per annum) and are due and payable ten years from the date of issuance. They are senior to the BancGroup

Common Stock upon liquidation, but are subordinate to BancGroup's Senior Indebtedness. See "-- BancGroup Capital Stock and Debentures." The debentures are redeemable by BancGroup with the consent of the holders thereof. A holder of a debenture may, subject to BancGroup's right to decline, request redemption of any or all of the debentures held by him or her.

CHANGES IN CONTROL

     Certain provisions of the BancGroup Certificate and the BancGroup Bylaws may have the effect of preventing, discouraging or delaying any change in control of BancGroup. The authority of the BancGroup Board of Directors to issue BancGroup Preference Stock with such rights and privileges, including voting rights, as it may deem appropriate may enable BancGroup's Board of Directors to prevent a change in control despite a shift in ownership of the BancGroup Common Stock. See "General" and "Preference Stock." In addition, the power of BancGroup's Board of Directors to issue additional shares of BancGroup Common Stock may help delay or deter a change in control by increasing the number of shares needed to gain control. See "BancGroup Common Stock." The following provisions also may deter any change in control of BancGroup.

     Classified Board. BancGroup's Board of Directors is classified into three classes, as nearly equal in number as possible, with the members of each class elected to three-year terms. Thus, one-third of BancGroup's Board of Directors is elected by stockholders each year. With this provision, two annual elections are required in order to change a majority of the Board of Directors. There are currently 23 directors of BancGroup. This provision of the BancGroup Certificate also stipulates that (i) directors can be removed only for cause upon a vote of 80% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class, (ii) vacancies in the Board of Directors may only be filled by a majority vote of the directors remaining in office, (iii) the maximum number of directors shall be fixed by resolution of the Board of Directors, and (iv) the provisions relating to the classified Board of Directors can only be amended by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class.

     Business Combinations. Certain "Business Combinations" of BancGroup with a "Related Person" may only be undertaken with the affirmative vote of at least 75% of the outstanding shares of "Voting Stock," plus the affirmative vote of at least 67% of the outstanding shares of Voting Stock, not counting shares owned by the Related Person, unless the Continuing Directors of BancGroup approve such Business Combination. A "Related Person" is a person, or group, who owns or acquires 10% or more of the outstanding shares of BancGroup Common Stock, provided that no person shall be a Related Person if such person would have been a Related Person on the date of approval of this provision by BancGroup's Board of Directors, i.e., April 20, 1994. An effect of this provision may be to exclude Robert E. Lowder, the current Chairman and Chief Executive Officer of BancGroup, and certain members of his family from the definition of Related Person. A "Continuing Director" is a director who was a member of the Board of Directors immediately prior to the time a person became a Related Person. This provision may not be amended without the affirmative vote of the holders of at least 75% of the outstanding shares of Voting Stock, plus the affirmative vote of the outstanding shares of at least 67% of the outstanding Voting Stock, excluding shares held by a Related Person. This provision may have the effect of giving the incumbent Board of Directors a veto over a merger or other Business Combination that could be desired by a majority of BancGroup's stockholders. As of June 30, 1998, the Board of Directors of BancGroup owned approximately 10.06% of the outstanding shares of BancGroup Common Stock.

     Board Evaluation of Mergers. The BancGroup Certificate permits the Board of Directors to consider certain factors such as the character and financial stability of the other party, the projected social, legal, and economic effects of a proposed transaction upon the employees, suppliers, regulatory agencies and customers and communities of BancGroup, and other factors when considering whether BancGroup should undertake a merger, sale of assets, or other similar transaction with another party. This provision may not be amended except by the affirmative vote of at least 80% of the outstanding shares of BancGroup Common Stock. This provision may give greater latitude to the Board of Directors in terms of the factors which the board may consider in recommending or rejecting a merger or other Business Combination of BancGroup.

     Director Authority. The BancGroup Certificate prohibits stockholders from calling special stockholders' meetings and acting by written consent. It also provides that only BancGroup's Board of Directors has the authority to undertake certain actions with respect to governing BancGroup such as appointing committees, electing officers, and establishing compensation of officers, and it allows the Board of Directors to act by majority vote.

     Bylaw Provisions. The BancGroup Bylaws provide that stockholders wishing to propose nominees for the Board of Directors or other business to be taken up at an annual meeting of BancGroup shareholders must comply with certain advance written notice provisions. These bylaw provisions are intended to provide for the more orderly conduct of stockholders' meetings but could make it more difficult for shareholders to nominate directors or introduce business at shareholders' meetings.

     Delaware Business Combination Statute. Subject to some exceptions, Delaware law prohibits BancGroup from entering into certain "business combinations" (as defined) involving persons beneficially owning 15% or more of the outstanding BancGroup Common Stock (or who is an affiliate of BancGroup and has over the past three years beneficially owned 15% or more of such stock) (either, for the purpose of this paragraph, an "Interested Stockholder"), unless the Board of Directors has approved either (i) the business combination or (ii) prior to the stock acquisition by which such person's beneficial ownership interest reached 15% (a "Stock Acquisition"), the Stock Acquisition. The prohibition lasts for three years from the date of the Stock Acquisition. Notwithstanding the preceding, Delaware law allows BancGroup to enter into a business combination with an Interested Stockholder if (i) the business combination is approved by BancGroup's Board of Directors and authorized by an affirmative vote of at least 66 2/3% of the outstanding voting stock of BancGroup which is not owned by the Interested Stockholder or (ii) upon consummation of the transaction which resulted in the shareholder becoming an Interested Stockholder, such shareholder owned at least 85% of the outstanding BancGroup Common Stock (excluding BancGroup Common Stock held by officers and directors of BancGroup or by certain BancGroup stock plans). These provisions of Delaware law apply simultaneously with the provisions of the BancGroup Certificate relating to business combinations with a related person, described above at "Business Combinations," but they are generally less restrictive than the BancGroup Certificate.

     Control Acquisitions. As it relates to BancGroup, the Change in Bank Control Act of 1978 prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve has been given 60 days' prior written notice of such proposed acquisition and within that time period the Federal Reserve has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve, the acquisition of more than 10% of a class of voting stock of a bank holding company with a class of securities registered under
Section 12 of the Exchange Act, such as BancGroup, would, under the circumstances set forth in the presumption, constitute the acquisition of control. The receipt of revocable proxies, provided the proxies terminate within a reasonable time after the meeting to which they relate, is not included in determining percentages for change in control purposes.

                       COMPARATIVE RIGHTS OF SHAREHOLDERS

     If the Merger is consummated, shareholders of InterWest (except those perfecting dissenters' rights) will become holders of BancGroup Common Stock. The rights of the holders of the InterWest Common Stock who become holders of BancGroup Common Stock following the Merger will be governed by the BancGroup Certificate and the BancGroup Bylaws, as well as the laws of Delaware, the state in which BancGroup is incorporated.

     The following summary compares the rights of the holders of InterWest Common Stock with the rights of the holders of the BancGroup Common Stock. For a more detailed description of the rights of the holders of BancGroup Common Stock, including certain features of the BancGroup Certificate and the Delaware

General Corporate Law (the "DGCL") that might limit the circumstances under which a change in control of BancGroup could occur, see "BancGroup Capital Stock and Debentures."

     The following information is qualified in its entirety by the BancGroup Certificate and the BancGroup Bylaws, and InterWest's Articles of Incorporation and Bylaws, the DGCL and the [NEVADA STATUTE].

DIRECTOR ELECTIONS

     InterWest. InterWest's Directors are elected annually by a plurality of the votes cast by the shareholders of its Common Stock. InterWest's shareholders do not have cumulative voting rights in the election of Directors.

     BancGroup. BancGroup's directors are elected to terms of three years with approximately one-third of the Board to be elected annually. There is no cumulative voting in the election of directors. See "BancGroup Capital Stock and Debentures -- Changes in Control -- Classified Board."

REMOVAL OF DIRECTORS

     InterWest. At any special meeting of InterWest's shareholders called for the purpose, shareholders representing not less than two-thirds of the issued and outstanding stock entitled to voting power, by vote or by written consent, may remove any one or all of the Board of Directors, with or without cause, in which event the vacancy or vacancies so created shall be filled by a vote of the shareholders or, if no action is taken to fill such vacancy or vacancies by the shareholders, by the surviving Directors as provided in Section 2 of Article III of InterWest's Bylaws. Such election, if by the shareholders, would be by plurality vote.

     BancGroup. The BancGroup Certificate provides that a director may be removed from office, but only for cause and by the affirmative vote of the holders of at least 80% of the voting shares then entitled to vote at an election of directors.

VOTING

     InterWest. Each shareholder of InterWest is entitled to one vote for each share of InterWest Common Stock held, and such holders are not entitled to cumulative voting rights for the election of Directors.

     BancGroup. Each stockholder of BancGroup is entitled to one vote for each share of BancGroup Common Stock held, and such holders are not entitled to cumulative voting rights in the election of directors.

PREEMPTIVE RIGHTS

     InterWest. Holders of InterWest Common Stock have no preemptive rights to acquire any additional shares of InterWest Common Stock.

     BancGroup. The holders of BancGroup Common Stock have no preemptive rights to acquire any additional shares of BancGroup Common Stock or any other shares of BancGroup capital stock.

DIRECTORS' LIABILITY

     InterWest. No provision is made in the Articles of Incorporation or Bylaws of InterWest with regard to Director's Liability. The Articles of Incorporation and Bylaws do provide for indemnification of Directors. Nevada law imposes liability upon directors for (i) acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or (ii) payment of unlawful distributions or dividends in violation of NRS, Section 78.300.

     BancGroup. The BancGroup Certificate provides that a director of BancGroup will have no personal liability to BancGroup or its stockholders for monetary damages for breach of fiduciary duty as a director except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for the payment of certain unlawful dividends and the making of certain stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision would absolve directors of personal liability for negligence in the performance of duties, including gross negligence. It would not permit a director to be exculpated, however, for liability for actions involving conflicts of interest or breaches of the traditional "duty of loyalty" to BancGroup and its stockholders, and it would not affect the availability of injunctive or other equitable relief as a remedy.

INDEMNIFICATION

     InterWest. InterWest's Articles of Incorporation and Bylaws direct that InterWest shall, to the fullest extent permitted by Nevada law, advance expenses to and indemnify any of its directors, officers or any other person serving at the request of InterWest against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any action, suit or proceeding arising because such person is or was a director, officer or agent of InterWest. A "Person" is defined to include a director, officer, employee or other agent of InterWest who is or was serving at the request of InterWest or a predecessor corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The character of expenses subject to indemnification or advancement include attorneys' fees, costs, judgments, fines, and amounts paid in settlement actually and reasonably incurred by the Person in connection with the litigation, but excluding judgments against any Person determined by a court of competent jurisdiction, after all appeals, to be liable to InterWest unless such court, considering all the circumstances determines that such Person is fairly and reasonably entitled to indemnify for all such expenses. InterWest's Bylaws would be interpreted to provide that InterWest shall indemnify the costs of Persons incurred in litigation, regardless of the conduct of the person, unless a final adjudication established that the person's acts or omissions involved intentional misconduct, fraud or knowing violation of the law and was material to the cause of action.

     BancGroup. The BancGroup Certificate provides that directors, officers, employees and agents of BancGroup shall be indemnified to the full extent permitted under the DGCL. Section 145 of the DGCL contains detailed and comprehensive provisions providing for indemnification of directors and officers of Delaware corporations against expenses, judgments, fines and settlements in connection with litigation. Under the DGCL, other than an action brought by or in the right of BancGroup, such indemnification is available if it is determined that the proposed indemnity acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of BancGroup and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of BancGroup, such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred in the defense or settlement of such action if the indemnity acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of BancGroup and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to BancGroup unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     To the extent that the proposed indemnity has been successful on the merits or otherwise in defense of any action, suit or proceeding (or any claim, issue or matter therein), he or she must be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     BancGroup maintains an officers' and directors' insurance policy and a separate indemnification agreement pursuant to which officers and directors of BancGroup would be entitled to indemnification against certain liabilities, including reimbursement of certain expenses that extends beyond the minimum indemnification provided by Section 145 of the DGCL.

SPECIAL MEETINGS OF SHAREHOLDERS; ACTION WITHOUT A MEETING

     InterWest. Pursuant to the Articles of Incorporation of InterWest, a Special Meeting of InterWest shareholders may be called by the President or the Board of Directors. In addition thereto, the Bylaws of InterWest permit a Special Meeting of the shareholders to be called at the request, in writing, of the holders of a majority of the issued and outstanding common stock of InterWest. Nevada law, and the Bylaws of

InterWest, provide that any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if a written consent thereto is signed by the shareholders holding at least a majority vote of the voting power.

     BancGroup. Under the BancGroup Certificate, a special meeting of BancGroup's stockholders may only be called by a majority of the BancGroup Board of Directors or by the chairman of the Board of Directors of BancGroup. Holders of BancGroup Common Stock may not call special meetings or act by written consent.

MERGERS, SHARE EXCHANGES AND SALES OF ASSETS

     InterWest. Pertinent provisions of the Nevada Revised Statutes provide that mergers and sales of substantially all of the assets of Nevada corporations must be approved by a majority of the outstanding stock of the corporation entitled to vote thereon. Except as described below, the InterWest Articles of Incorporation and Bylaws have no provisions governing voting approval for extraordinary corporate transactions.

     Nevada Revised Statutes, Sections 78.411 to 78.444, inclusive, prohibit business combinations or mergers between Nevada corporations and certain interested stockholders for a period of three years after the interested stockholder's date of acquiring shares unless the combination or the purchase of the shares made by the interested stockholder is approved by the Board of Directors. These Nevada statutes also prohibit such business combinations after the expiration of three years after the interested stockholder's date of acquiring shares unless the combination meets certain statutory requirements. The Nevada statute defines interested stockholders to include persons who, along or together with affiliates, beneficially own 10% the outstanding stock of the corporation.

     Under the Nevada Control Shares statute, NRS Sections 78.378 to 78.3793, a corporation denies voting rights to a stockholder who acquires a controlling interest in a Nevada corporation, unless such voting rights are approved by a majority of the voting powers of the corporation.

     BancGroup. The DGCL provides that mergers and sales of substantially all of the assets of Delaware corporations must be approved by a majority of the outstanding stock of the corporation entitled to vote thereon. The DGCL also provides, however, that the stockholders of the corporation surviving a merger need not approve the transaction if: (i) the agreement of merger does not amend in any respect the certificate of incorporation of such corporation; (ii) each share of stock of such corporation outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger; and (iii) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such corporation outstanding immediately prior to the effective date of the merger. See also "BancGroup Capital Stock and Debentures -- Changes in Control" for a description of the statutory provisions and the provisions of the BancGroup Certificate relating to changes of control of BancGroup. See "Antitakeover Statutes" for a description of additional restrictions on business combination transactions.

AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS

     InterWest. Pursuant to the Articles of Incorporation, and under Nevada law, the Articles of Incorporation of InterWest may be amended by the affirmative vote of the holders of a majority of the issued and outstanding Common Stock. The Bylaws of InterWest authorized an amendment thereto by the shareholders or Board of Directors provided notice of such amendment is given as provided by the Articles of Incorporation and Nevada law.

     BancGroup. Under the DGCL, a Delaware corporation's certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote as a class, unless the certificate requires the vote of a larger portion of the stock. The BancGroup Certificate requires "super-majority" Stockholder approval to amend or repeal any provision of, or adopt any provision inconsistent with, certain provisions in the BancGroup Certificate governing (i) the election or removal of directors, (ii) business combinations between BancGroup and a Related Person, and (iii) board of directors evaluation of business combination procedures. See "BancGroup Capital Stock and Debentures -- Changes in Control."

     As is permitted by the DGCL, the Certificate gives the Board of Directors the power to adopt, amend or repeal the BancGroup Bylaws. The stockholders entitled to vote have concurrent power to adopt, amend or repeal the BancGroup Bylaws.

RIGHTS OF DISSENTING STOCKHOLDERS

     InterWest. Sections 92A.300 to 92A.500 of the Nevada Revised Statutes provide statutory appraisal rights to shareholders dissenting from certain corporate reorganizations such as mergers or sales of all or substantially all of the corporation's assets which would include the Merger. A Dissenting Shareholder will be entitled to receive for each share of InterWest Common Stock as to which dissenters' rights are perfected the fair value of his or her shares. See "The Merger -- Rights of Dissenting Shareholders."

     BancGroup. Under the DGCL, a stockholder has the right, in certain circumstances, to dissent from certain corporate transactions and receive the fair value of his or her shares in cash in lieu of the consideration he or she otherwise would have received in the transaction. For this purpose, "fair value" may be determined by all generally accepted techniques of valuation used in the financial community, excluding any element of value arising from the accomplishment or expectation of the transaction, but including elements of future value that are known or susceptible of proof. Such fair value is determined by the Delaware Court of Chancery, if a petition for appraisal is timely filed. Appraisal rights are not available, however, to stockholders of a corporation (i) if the shares are listed on a national securities exchange (as is BancGroup Common Stock) or quoted on the Nasdaq NMS, or held of record by more than 2,000 stockholders (as is BancGroup Common Stock), and (ii) stockholders are permitted by the terms of the merger or consolidation to accept in exchange for their shares (a) shares of stock of the surviving or resulting corporation, (b) shares of stock of another corporation listed on a national securities exchange or held of record by more than 2,000 stockholders, (c) cash in lieu of fractional shares of such stock, or (d) any combination thereof. Stockholders are not permitted appraisal rights in a merger if such corporation is the surviving corporation and no vote of its stockholders is required.

PREFERRED STOCK

     InterWest. The Articles of Incorporation of InterWest do not authorize the issuance of any preferred stock.

     BancGroup. The BancGroup Certificate authorizes the issuance of 1,000,000 shares of Preference Stock from time to time by resolution of the Board of Directors of BancGroup. Currently, no shares of Preference Stock are issued and outstanding. See "BancGroup Capital Stock and Debentures -- Preference Stock."

EFFECT OF THE MERGER ON INTERWEST SHAREHOLDERS

     As of                , InterWest had 22 shareholders of record and
3,088,145 outstanding shares of common stock. As of June 30, 1998 and giving effect to the Stock Split, there were 98,232,266 shares of BancGroup Common Stock outstanding held by 8,910 stockholders of record.

     Assuming that no dissenters' rights of appraisal are exercised in the Merger, that no InterWest Options are exercised prior to the Effective Date, that no InterWest Options are exchanged in the Cashless Exchange, and the Market Value of BancGroup Common Stock is between $15.00 and $20.00 per share on the Effective Date, an aggregate number of approximately 1,455,752 shares of BancGroup Common Stock will be issued to the shareholders of InterWest pursuant to the Merger. These shares would represent approximately 1.46% of the total shares of BancGroup Common Stock outstanding after the Merger, not counting any shares of BancGroup Common Stock to be issued in other pending acquisitions.

     The issuance of the BancGroup Common Stock pursuant to the Merger will reduce the percentage interest of the BancGroup Common Stock currently held by each principal stockholder and each director and officer of BancGroup. Based upon the foregoing assumptions, as a group, the directors and officers of BancGroup who own approximately 10.06% of BancGroup's outstanding shares would own approximately 9.91% after the Merger. See "Business of BancGroup -- Voting Securities and Principal Stockholders."

     BancGroup has entered into agreements pursuant to which additional shares of BancGroup Common Stock will be issued. See "Business of BancGroup -- Recently Completed and Other Proposed Business Combinations."

                 THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
             CONDENSED PRO FORMA STATEMENT OF CONDITION (UNAUDITED)
                                 (IN THOUSANDS)

     The following summary includes (i) the condensed consolidated statement of condition of BancGroup and subsidiaries as of June 30, 1998, (ii) the condensed consolidated statement of condition of CNB Holding Company ("CNB") as of June 30, 1998, (iii) adjustments to give effect to the completed pooling-of-interests method business combination with CNB (iv) the condensed statement of condition of InterWest Bancorp ("InterWest") as of June 30, 1998, (v) adjustments to give effect to the proposed pooling-of-interests method business combination with InterWest, (vi) combined presentation of the condensed statements of condition of the other probable business combinations with FirstBank, First Macon Bank & Trust and Prime Bank of Central Florida ("Other Probable Business Combinations") as of June 30, 1998, (vii) adjustments to give effect to the proposed pooling-of-interests method business combinations with the Other Probable Business Combinations, (viii) the pro forma combined condensed statement of condition of BancGroup and subsidiaries as if such combinations had occurred on June 30, 1998.

     The pro forma statement of condition excludes the effect of an immaterial pending business combination with Texas Bank & Trust located in Dallas, Texas.

     These pro forma statements should be read in conjunction with the accompanying notes and the separate consolidated statements of condition of BancGroup and subsidiaries, incorporated by reference herein. The pro forma information provided below may not be indicative of future results.

                                                                       JUNE 30, 1998
                                    -----------------------------------------------------------------------------------
                                    CONSOLIDATED    COMPLETED
                                      COLONIAL      BUSINESS     ADJUSTMENTS/                ADJUSTMENTS/
                                     BANCGROUP     COMBINATION   (DEDUCTIONS)    INTERWEST   (DEDUCTIONS)     SUBTOTAL
                                    ------------   -----------   ------------    ---------   ------------    ----------
ASSETS
Cash and due from banks...........   $  344,388      $ 3,491                     $  6,088      $   (645)(2)  $  353,322
Interest-bearing deposits in
 banks............................       20,630        7,024                       22,896                        50,550
Securities available for sale.....    1,117,946       15,216                          297                     1,133,459
Investment securities.............      235,297        1,993                                                    237,290
Mortgage loans held for sale......      532,140                                                                 532,140
Loans, net of unearned income.....    6,027,489       58,594                       95,535                     6,181,618
Less: Allowance for possible loan
 losses...........................      (72,782)        (430)                        (950)                      (74,162)
                                     ----------      -------       -------       --------      --------      ----------
Loans, net........................    5,954,707       58,164            --         94,585            --       6,107,456
Premises and equipment, net.......      156,618        3,274                        4,735                       164,627
Excess of cost over tangible and
 identified intangible assets
 acquired, net....................       78,688                                                                  78,688
Mortgage servicing rights.........      174,693                                                                 174,693
Other real estate owned...........       10,624           62                                                     10,686
Accrued interest and other
 assets...........................      146,802          562                        1,853                       149,217
                                     ----------      -------       -------       --------      --------      ----------
      Total Assets................   $8,772,533      $89,786       $             $130,454      $   (645)     $8,992,128
                                     ==========      =======       =======       ========      ========      ==========
LIABILITIES AND SHAREHOLDERS'
 EQUITY
Deposits..........................   $6,193,818      $81,107                     $115,728                    $6,390,653
FHLB short-term borrowings........      640,000                                                                 640,000
Other short-term borrowings.......      453,482                                     5,216                       458,698
Subordinated debt.................       12,716                                                                  12,716
Trust preferred securities........       70,000                                                                  70,000
FHLB long-term debt...............      448,422                                                                 448,422
Other long-term debt..............      200,075                                        26                       200,101
Other liabilities.................      152,249          209       $   649            791      $  1,018(2)      154,916
                                     ----------      -------       -------       --------      --------      ----------
      Total liabilities...........    8,170,762       81,316           649        121,761         1,018       8,375,506
Minority interest.................                                                    936          (936)(2)          --
Preferred Stock
Common Stock(1)...................      245,581          153          (153)(1)      1,547        (1,547)(2)     253,624
                                                                     4,419(1)                     3,624(2)
Additional paid in capital(1).....      115,958          762          (762)(1)         --        (2,077)(2)     109,948
                                                                    (4,224)(1)                      291(2)
Retained earnings.................      238,996        8,236          (649)         6,210        (1,018)(2)     251,775
Treasury Stock....................                      (720)          720
Unearned compensation.............       (3,282)          --                                                     (3,282)
Unrealized gain (loss) on
 securities available for sale,
 net of taxes.....................        4,518           39            --              0                         4,557
                                     ----------      -------       -------       --------      --------      ----------
      Total shareholders'
       equity.....................      601,771        8,470          (649)         7,757          (727)        616,622
                                     ----------      -------       -------       --------      --------      ----------
      Total liabilities and
       equity.....................   $8,772,533      $89,786       $    --       $130,454      $   (645)     $8,992,128
                                     ==========      =======       =======       ========      ========      ==========
Capital Ratios:
 Capital Ratio....................         7.77%
 Tangible Leverage Ratio..........         7.15
 Tier One Capital Ratio*..........         9.40
 Total Capital Ratio*.............        10.76

                                                  JUNE 30, 1998
                                    ------------------------------------------
                                    OTHER PROBABLE                  PRO FORMA
                                       BUSINESS      ADJUSTMENTS/    COMBINED
                                     COMBINATIONS    (DEDUCTIONS)     TOTAL
                                    --------------   ------------   ----------
ASSETS
Cash and due from banks...........     $ 30,949                     $  384,271
Interest-bearing deposits in
 banks............................       60,716                        111,266
Securities available for sale.....       18,468                      1,151,927
Investment securities.............       76,572                        313,862
Mortgage loans held for sale......                                     532,140
Loans, net of unearned income.....      232,033                      6,413,651
Less: Allowance for possible loan
 losses...........................       (2,876)                       (77,038)
                                       --------        --------     ----------
Loans, net........................      229,157              --      6,336,613
Premises and equipment, net.......        9,035                        173,662
Excess of cost over tangible and
 identified intangible assets
 acquired, net....................           39                         78,727
Mortgage servicing rights.........                                     174,693
Other real estate owned...........           49                         10,735
Accrued interest and other
 assets...........................        3,654                        152,871
                                       --------        --------     ----------
      Total Assets................     $428,639        $     --     $9,420,767
                                       ========        ========     ==========
LIABILITIES AND SHAREHOLDERS'
 EQUITY
Deposits..........................     $374,448                     $6,765,101
FHLB short-term borrowings........        5,000                        645,000
Other short-term borrowings.......       13,378                        472,076
Subordinated debt.................                                      12,716
Trust preferred securities........                                      70,000
FHLB long-term debt...............                                     448,422
Other long-term debt..............           --                        200,101
Other liabilities.................        3,888        $    380(3)     160,170
                                                            624(4)
                                                            362(5)
                                       --------        --------     ----------
      Total liabilities...........      396,714           1,366      8,773,586
Minority interest.................                                          --
Preferred Stock
Common Stock(1)...................        2,638          (1,700)(3)    272,286
                                                           (538)(4)
                                                           (400)(5)
                                                          6,555(3)
                                                          9,520(4)
                                                          2,587(5)
Additional paid in capital(1).....       20,317          (4,940)(3)    114,241
                                                        (11,606)(4)
                                                         (3,771)(5)
                                                             85(3)
                                                          2,624(4)
                                                          1,584(5)
Retained earnings.................        8,692            (380)(3)    259,101
                                                           (624)(4)
                                                           (362)(5)
Treasury Stock....................                                          --
Unearned compensation.............                                      (3,282)
Unrealized gain (loss) on
 securities available for sale,
 net of taxes.....................          278                          4,835
                                       --------        --------     ----------
      Total shareholders'
       equity.....................       31,925          (1,366)       647,181
                                       --------        --------     ----------
      Total liabilities and
       equity.....................     $428,639        $     --     $9,420,767
                                       ========        ========     ==========
Capital Ratios:
 Capital Ratio....................                                        7.77%
 Tangible Leverage Ratio..........                                        7.17
 Tier One Capital Ratio*..........                                        9.45
 Total Capital Ratio*.............                                       10.79

---------------

  * Based on risk-weighted assets.
(1) Restated to reflect the impact of a two-for-one stock split in the form of a 100% stock dividend paid August 14, 1998.

                         COMPLETED BUSINESS COMBINATION

CNB HOLDING COMPANY
  (pooling of interests)

(1) (A) To record the issuance of 1,767,601 shares of BancGroup Common Stock in exchange for all of the outstanding shares of CNB Holding Company

     CNB Holding Company outstanding shares.................   147,935
     Conversion ratio.......................................   11.9485
                                                              --------
     BancGroup shares to be issued..........................              1,767,601
     Par value of 1,767,601 shares issued at $2.50 per
      share.................................................             $    4,419
     Shares issued at par value.............................  $  4,419
     Total capital stock of CNB Holding Company.............       195
                                                              --------
     Excess recorded as a decrease to contributed capital...                 (4,224)
                                                                         ----------
                                                                                195
     To eliminate CNB Holding Company
       Common stock, at par value...........................             $     (153)
       Contributed capital..................................                   (762)
       Treasury stock.......................................                    720
                                                                         ----------
                                                                               (195)
                                                                         ----------
          Net change in equity..............................             $       --
                                                                         ==========
     (B) To record possible nonrecurring charges associated
         with severance payable to terminated employees,
         contract buy-outs, noncompete agreements, fixed
         assets write-offs and other nonrecurring one-time
         restructuring charges, net of taxes................             $     (649)
                                                                         ==========

                         PENDING BUSINESS COMBINATIONS

INTERWEST BANCORP
  (pooling of interests)

(2) (A) To record the issuance of 1,449,590 shares of BancGroup Common Stock in exchange for all of the outstanding shares of InterWest

     InterWest outstanding shares...........................   3,075,075
     Conversion ratio.......................................      0.4714
                                                              ----------
     BancGroup shares to be issued..........................                1,449,590
     Par value of 1,449,590 shares issued at $2.50 per
      share.................................................               $    3,624
     Shares issued at par value.............................  $    3,624
     Total capital stock InterWest..........................       1,547
                                                              ----------
     Excess recorded as a decrease to contributed capital...                   (2,077)
                                                                           ----------
                                                                                1,547
     To eliminate InterWest
       Common stock, at par value...........................               $   (1,547)
       Contributed capital..................................                       --
                                                                               (1,547)
                                                                           ----------
          Net change in equity..............................               $       --
                                                                           ==========
     (B) To record purchase of minority interest by
         InterWest Bank prior to the merger of InterWest
         with BancGroup
          Minority interest.................................               $     (936)
          Additional paid in capital........................                      291
                                                                           ----------
          Total purchase price to be paid in cash...........               $     (645)
                                                                           ==========
     (C) To record possible nonrecurring charges associated
         with retention and compensation agreements, stock
         options, fixed assets write-offs and other
         nonrecurring one-time restructuring charges, net of
         taxes..............................................               $   (1,018)
                                                                           ==========

FIRSTBANK
  (pooling of interests)

(3) (A) To record the issuance of 2,621,944 shares of BancGroup Common Stock in exchange for all of the outstanding shares of FirstBank

     FirstBank outstanding shares...........................     340,000
     Conversion ratio.......................................      7.7116
                                                              ----------
     BancGroup shares to be issued..........................                2,621,944
     Par value of 2,621,944 shares issued at $2.50 per
      share.................................................               $    6,555
     Shares issued at par value.............................  $    6,555
     Total capital stock of FirstBank.......................       6,640
                                                              ----------
     Excess recorded as an increase to contributed
      capital...............................................                       85
                                                                           ----------
                                                                                6,640
     To eliminate FirstBank
       Common stock, at par value...........................               $   (1,700)
       Contributed capital..................................                   (4,940)
                                                                           ----------
                                                                               (6,640)
                                                                           ----------
          Net change in equity..............................               $       --
                                                                           ==========
     (B) To record possible nonrecurring charges associated
         with professional fees, employee retention bonuses
         and fixed asset write-offs, net of taxes...........               $     (380)
                                                                           ==========

FIRST MACON BANK & TRUST
  (pooling of interests)

(4) (A) To record the issuance of 3,808,056 shares of BancGroup Common Stock in exchange for all of the outstanding shares of First Macon Bank & Trust

     First Macon Bank & Trust outstanding shares............   1,076,604
     Conversion ratio.......................................      3.5371
                                                              ----------
     BancGroup shares to be issued..........................                3,808,056
     Par value of 3,808,056 shares issued at $2.50 per
      share.................................................               $    9,520
     Shares issued at par value.............................  $    9,520
     Total capital stock of First Macon Bank & Trust........      12,144
                                                              ----------
     Excess recorded as an increase to contributed
      capital...............................................                    2,624
                                                                           ----------
                                                                               12,144
     To eliminate First Macon Bank & Trust
       Common stock, at par value...........................               $     (538)
       Contributed capital..................................                  (11,606)
                                                                           ----------
                                                                              (12,144)
                                                                           ----------
          Net change in equity..............................               $       --
                                                                           ==========
     (B) To record possible nonrecurring charges associated
         with severance payable to terminated employees,
         professional fees, contract buy-outs, fixed assets
         write-offs and other nonrecurring one-time
         restructuring charges, net of taxes................               $     (624)
                                                                           ==========

PRIME BANK OF CENTRAL FLORIDA
  (pooling of interests)

(5) (A) To record the issuance of 1,034,800 shares of BancGroup Common Stock in exchange for all of the outstanding shares of Prime Bank of Central Florida

     Prime Bank of Central Florida outstanding shares.......   400,000
     Conversion ratio.......................................    2.5870
                                                              --------
     BancGroup shares to be issued..........................              1,034,800
     Par value of 1,034,800 shares issued at $2.50 per
      share.................................................             $    2,587
     Shares issued at par value.............................  $  2,587
     Total capital stock of Prime Bank of Central Florida...     4,171
                                                              --------
     Excess recorded as an increase to contributed
      capital...............................................                  1,584
                                                                         ----------
                                                                              4,171
     To eliminate Prime Bank of Central Florida
       Common stock, at par value...........................             $     (400)
       Contributed capital..................................                 (3,771)
                                                                         ----------
                                                                             (4,171)
                                                                         ----------
          Net change in equity..............................  $                  --
                                                                         ==========
     (B) To record possible nonrecurring charges associated
         with severance payable to terminated employees,
         professional fees, contract buy-outs, fixed assets
         write-offs and other nonrecurring one-time
         restructuring charges, net of taxes................             $     (362)
                                                                         ==========

                 THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES

              CONDENSED PRO FORMA STATEMENTS OF INCOME (UNAUDITED)
                                 (IN THOUSANDS)

    The following summary includes (i) the condensed consolidated statements of income of BancGroup and subsidiaries on a historical basis for the six months ended June 30, 1998 and 1997 and for the years ended December 31, 1997, 1996 and 1995,(ii) CNB Holding Company for the six months ended June 30, 1998 and 1997 and for the years ended December 31, 1997, 1996, 1995, and the condensed consolidated statements of income Commercial Bank of Nevada for the years ended December 31, 1997, 1996 and 1995 and (iii) adjustments to give effect to the completed pooling-of-interests method business combinations with Commercial Bank of Nevada and CNB Holding Company, (iv) the condensed consolidated statements of income of InterWest for the six months ended June 30, 1998 and 1997 and for the years ended December 31, 1997, 1996 and 1995, (v) adjustments to give effect to the proposed pooling-of-interests method business combination with InterWest,
(vi) the combined presentation of the condensed statements of income of FirstBank, First Macon Bank & Trust and Prime Bank of Central Florida ("Other Probable Business Combinations") for the six months ended June 30, 1998 and 1997 and for the years ended December 31, 1997, 1996 and 1995, (vii) adjustments to give effect to the proposed pooling-of-interests method business combinations with the Other Probable Business Combinations, (viii) the pro forma statements of income of BancGroup and subsidiaries as if such business combinations had occurred on January 1, 1995.

    The pro forma statements of income exclude the effect of an immaterial pending business combination with Texas Bank & Trust located in Dallas, Texas.

    These pro forma statements should be read in conjunction with the accompanying notes and the separate consolidated statements of income of BancGroup and subsidiaries, incorporated by reference herein. The pro forma information provided may not necessarily be indicative of future results.

                                                              SIX MONTHS ENDED JUNE, 1998
                         -----------------------------------------------------------------------------------------------------
                         CONSOLIDATED    COMPLETED                                                              OTHER PROBABLE
                           COLONIAL      BUSINESS     ADJUSTMENTS/                ADJUSTMENTS/                     BUSINESS
                          BANCGROUP     COMBINATION   (DEDUCTIONS)   INTERWEST    (DEDUCTIONS)     SUBTOTAL      COMBINATIONS
                         ------------   -----------   ------------   ----------   ------------   ------------   --------------
Interest income........  $    306,662   $    3,415     $       --    $    8,500   $        --    $    318,577     $   15,682
Interest expense.......       153,441        1,275             --         2,199            --         156,915          6,918
                         ------------   ----------     ----------    ----------   -----------    ------------     ----------
Net interest income....       153,221        2,140             --         6,301            --         161,662          8,764
Provision for possible
 loan losses...........         7,543           12                          126                         7,681            236
                         ------------   ----------     ----------    ----------   -----------    ------------     ----------
Net interest income
 after provision for
 loan losses...........       145,678        2,128             --         6,175            --         153,981          8,528
                         ------------   ----------     ----------    ----------   -----------    ------------     ----------
Noninterest income.....        57,420          284             --           233            --          57,937          1,148
Noninterest expense....       134,850        1,362             --         5,544            --         141,756          5,032
                                                               --
                         ------------   ----------     ----------    ----------   -----------    ------------     ----------
Income before income
 taxes.................        68,248        1,050             --           864            --          70,162          4,644
Applicable income
 taxes.................        25,837          101             --           319                        26,257            902
                         ------------   ----------     ----------    ----------   -----------    ------------     ----------
Net income.............  $     42,411   $      949     $       --    $      545   $        --    $     43,905     $    3,742
                         ============   ==========     ==========    ==========   ===========    ============     ==========
Average basic shares
 outstanding(1)........    97,682,000      145,142       (145,142)    3,027,431    (3,027,431)    100,843,360      1,813,854
                                                        1,734,229                   1,427,131
Average diluted shares
 outstanding(1)........   100,292,000      148,270       (148,270)    3,027,431    (3,027,431)    103,520,292      1,813,854
                                                        1,771,604                   1,456,688
Earnings per share:
   Basic(1)............  $       0.43                                                            $       0.44
   Diluted(1)..........  $       0.43                                                            $       0.43

                         SIX MONTHS ENDED JUNE, 1998
                         ----------------------------
                                          PRO FORMA
                         ADJUSTMENTS/      COMBINED
                         (DEDUCTIONS)       TOTAL
                         ------------    ------------
Interest income........  $        --     $    334,259
Interest expense.......           --          163,833
                         -----------     ------------
Net interest income....           --          170,426
Provision for possible
 loan losses...........                         7,917
                         -----------     ------------
Net interest income
 after provision for
 loan losses...........           --          162,509
                         -----------     ------------
Noninterest income.....                        59,085
Noninterest expense....           --          146,788
                                  --
                         -----------     ------------
Income before income
 taxes.................           --           74,806
Applicable income
 taxes.................          732(1)        27,891
                         -----------     ------------
Net income.............  $      (732)    $     46,915
                         ===========     ============
Average basic shares
 outstanding(1)........   (1,813,854)     108,298,422
                           7,455,062
Average diluted shares
 outstanding(1)........   (1,813,854)     110,975,354
                           7,455,062
Earnings per share:
   Basic(1)............                  $       0.43
   Diluted(1)..........                  $       0.42

---------------

(1) Restated to reflect the impact of a two-for-one stock split in the form of a 100% stock dividend paid August 14, 1998.

                                                  SIX MONTHS ENDED JUNE 30, 1997
                       ------------------------------------------------------------------------------------
                       CONSOLIDATED
                         COLONIAL      COMPLETED
                        BANCGROUP      BUSINESS     ADJUSTMENTS/                ADJUSTMENTS/
                       (RESTATED)*    COMBINATION   (DEDUCTIONS)   INTERWEST    (DEDUCTIONS)     SUBTOTAL
                       ------------   -----------   ------------   ----------   ------------   ------------
Interest income......  $   263,403     $  3,238      $       --    $    6,376   $        --    $    273,017
Interest expense.....      129,788        1,217              --         1,346            --         132,351
                       -----------     --------      ----------    ----------   -----------    ------------
Net interest
 income..............      133,615        2,021              --         5,030            --         140,666
Provision for
 possible loan
 losses..............        7,288           56              --           150         7,494              --
                       -----------     --------      ----------    ----------   -----------    ------------
Net interest income
 after provision for
 loan losses.........      126,327        1,965              --         4,880            --         133,172
                       -----------     --------      ----------    ----------   -----------    ------------
Noninterest income...       42,524          254              --           232            --          43,010
Noninterest
 expense.............      106,163        1,124              --         4,733            --         112,020
                       -----------     --------      ----------    ----------   -----------    ------------
Income before income
 taxes...............       62,688        1,095              --           379            --          64,162
Applicable income
 taxes...............       23,008          409              --           145            --          23,562
                       -----------     --------      ----------    ----------   -----------    ------------
Net income...........  $    39,680     $    686      $       --    $      234   $        --    $     40,600
                       ===========     ========      ==========    ==========   ===========    ============
Average basic shares
 outstanding(1)......   93,788,000      147,451        (147,451)    2,997,080    (2,997,080)     96,962,642
                                                      1,761,818                   1,412,824
Average diluted
 shares
 outstanding(1)......   97,064,000      151,324        (151,324)    2,997,080    (2,997,080)    100,312,137
                                                      1,808,095                   1,440,043
Earnings per share:
   Basic(1)..........  $      0.42                                                             $       0.42
   Diluted(1)........  $      0.41                                                             $       0.41

                              SIX MONTHS ENDED JUNE 30, 1997
                       --------------------------------------------

                       OTHER PROBABLE                   PRO FORMA
                          BUSINESS      ADJUSTMENTS/     COMBINED
                        COMBINATIONS    (DEDUCTIONS)      TOTAL
                       --------------   ------------   ------------
Interest income......    $   12,355     $        --    $    285,372
Interest expense.....         5,191              --         137,542
                         ----------     -----------    ------------
Net interest
 income..............         7,164              --         147,830
Provision for
 possible loan
 losses..............           279              --           7,773
                         ----------     -----------    ------------
Net interest income
 after provision for
 loan losses.........         6,885              --         140,057
                         ----------     -----------    ------------
Noninterest income...         1,018                          44,028
Noninterest
 expense.............         4,392              --         116,412
                         ----------     -----------    ------------
Income before income
 taxes...............         3,511              --          67,673
Applicable income
 taxes...............           981              --          24,543
                         ----------     -----------    ------------
Net income...........    $    2,530     $        --    $     43,130
                         ==========     ===========    ============
Average basic shares
 outstanding(1)......     1,814,211      (1,814,211)    104,471,215
                                          7,508,573
Average diluted
 shares
 outstanding(1)......     1,814,211      (1,814,211)    107,820,711
                                          7,508,573
Earnings per share:
   Basic(1)..........                                  $       0.41
   Diluted(1)........                                  $       0.40

---------------

* Restated to give retroactive effect to the June 1998 pooling-of-interests business combination with Commercial Bank of Nevada.

                                                        YEAR ENDED DECEMBER 31, 1997
                            -------------------------------------------------------------------------------------
                            CONSOLIDATED    COMPLETED
                              COLONIAL       BUSINESS     ADJUSTMENTS/                ADJUSTMENTS/
                             BANCGROUP     COMBINATIONS   (DEDUCTIONS)   INTERWEST    (DEDUCTIONS)     SUBTOTAL
                            ------------   ------------   ------------   ----------   ------------   ------------
Interest income...........  $   540,699      $ 15,036      $       --    $   14,134   $        --    $    569,869
Interest expense..........      267,084         5,889              --         2,920            --         275,893
                            -----------      --------      ----------    ----------   -----------    ------------
Net interest income.......      273,615         9,147              --        11,214            --         293,976
Provision for possible
 loan losses..............       14,860           945              --           270            --          16,075
                            -----------      --------      ----------    ----------   -----------    ------------
Net interest income after
 provision for loan
 losses...................      258,755         8,202              --        10,944            --         277,901
                            -----------      --------      ----------    ----------   -----------    ------------
Noninterest income........       92,550         1,063              --           287            --          93,900
Noninterest expense.......      220,232         5,442              --        10,161            --         235,835
                                                                   --
                            -----------      --------      ----------    ----------   -----------    ------------
Income before income
 taxes....................      131,073         3,823              --         1,070            --         135,966
Applicable income taxes...       48,557         1,388              --           417            --          50,362
                            -----------      --------      ----------    ----------   -----------    ------------
Net income................  $    82,516      $  2,435      $       --    $      653   $        --    $     85,604
                            ===========      ========      ==========    ==========   ===========    ============
Average basic shares
 outstanding(1)...........   93,072,000       989,270        (989,270)    3,006,139    (3,006,139)     97,931,188
                                                            3,442,094                   1,417,094
Average diluted shares
 outstanding(1)...........   96,316,000       992,693        (992,693)    3,006,139    (3,006,139)    101,239,678
                                                            3,482,993                   1,440,685
Earnings per share:
   Basic(1)...............  $      0.89                                                              $       0.87
   Diluted(1).............  $      0.86                                                              $       0.85

                                    YEAR ENDED DECEMBER 31, 1997
                            ---------------------------------------------
                            OTHER PROBABLE                    PRO FORMA
                               BUSINESS      ADJUSTMENTS/      COMBINED
                             COMBINATIONS    (DEDUCTIONS)       TOTAL
                            --------------   ------------    ------------
Interest income...........    $   27,038     $        --     $    596,907
Interest expense..........        11,491              --          287,384
                              ----------     -----------     ------------
Net interest income.......        15,547              --          309,523
Provision for possible
 loan losses..............           317              --           16,392
                              ----------     -----------     ------------
Net interest income after
 provision for loan
 losses...................        15,230              --          293,131
                              ----------     -----------     ------------
Noninterest income........         2,201              --           96,101
Noninterest expense.......         9,272              --          245,107
                                                      --
                              ----------     -----------     ------------
Income before income
 taxes....................         8,159              --          144,125
Applicable income taxes...         1,934             913(2)        53,209
                              ----------     -----------     ------------
Net income................    $    6,225     $      (913)    $     90,916
                              ==========     ===========     ============
Average basic shares
 outstanding(1)...........     1,813,785      (1,813,785)     105,428,017
                                               7,496,829
Average diluted shares
 outstanding(1)...........     1,813,785      (1,813,785)     108,736,507
                                               7,496,829
Earnings per share:
   Basic(1)...............                                   $       0.86
   Diluted(1).............                                   $       0.84

---------------

(1) Restated to reflect the impact of a two-for-one stock split in the form of a 100% stock dividend paid August 14, 1998.

                                                    YEAR ENDED DECEMBER 31, 1996
                        ------------------------------------------------------------------------------------
                        CONSOLIDATED    COMPLETED
                          COLONIAL       BUSINESS     ADJUSTMENTS/                ADJUSTMENTS/
                         BANCGROUP     COMBINATIONS   (DEDUCTIONS)   INTERWEST    (DEDUCTIONS)    SUBTOTAL
                        ------------   ------------   ------------   ----------   ------------   -----------
Interest income.......  $   444,082      $10,214       $       --    $   11,648    $       --    $   465,944
Interest expense......      219,494        3,562               --         2,550            --        225,606
                        -----------      -------       ----------    ----------    ----------    -----------
Net interest income...      224,588        6,652               --         9,098            --        240,338
Provision for possible
 loan losses..........       13,564          402                             60                       14,026
                        -----------      -------       ----------    ----------    ----------    -----------
Net interest income
 after provision for
 loan losses..........      211,024        6,250               --         9,038            --        226,312
                        -----------      -------       ----------    ----------    ----------    -----------
Noninterest income....       74,860          724               --           437            --         76,021
Noninterest expense...      198,971        3,904               --         7,947            --        210,822
                        -----------      -------       ----------    ----------    ----------    -----------
Income before income
 taxes................       86,913        3,070               --         1,528            --         91,511
Applicable income
 taxes................       30,631          940               --           556                       32,127
                        -----------      -------       ----------    ----------    ----------    -----------
Net income............  $    56,282      $ 2,130       $       --    $      972    $       --    $    59,384
                        ===========      =======       ==========    ==========    ==========    ===========
Average basic shares
 outstanding(1).......   85,678,000      805,524         (805,524)    2,962,146    (2,962,146)    90,148,549
                                                        3,074,194                   1,396,356
Average diluted shares
 outstanding(1).......   89,552,000      809,510         (809,510)    2,962,146    (2,962,146)    94,145,015
                                                        3,189,897                   1,403,119
Earnings per share:
   Basic(1)...........  $      0.66                                                              $      0.66
   Diluted(1).........  $      0.63                                                              $      0.64

                                YEAR ENDED DECEMBER 31, 1996
                        --------------------------------------------
                        OTHER PROBABLE                   PRO FORMA
                           BUSINESS      ADJUSTMENTS/     COMBINED
                         COMBINATIONS    (DEDUCTIONS)      TOTAL
                        --------------   ------------   ------------
Interest income.......    $   21,717      $       --    $    487,661
Interest expense......         8,887              --         234,493
                          ----------      ----------    ------------
Net interest income...        12,830              --         253,168
Provision for possible
 loan losses..........           474                          14,500
                          ----------      ----------    ------------
Net interest income
 after provision for
 loan losses..........        12,356              --         238,668
                          ----------      ----------    ------------
Noninterest income....         1,991              --          78,012
Noninterest expense...         8,676              --         219,498
                          ----------      ----------    ------------
Income before income
 taxes................         5,671              --          97,182
Applicable income
 taxes................         1,802              --          33,929
                          ----------      ----------    ------------
Net income............    $    3,869      $       --    $     63,253
                          ==========      ==========    ============
Average basic shares
 outstanding(1).......     1,808,926      (1,808,926)     97,642,332
                                           7,493,783
Average diluted shares
 outstanding(1).......     1,808,926      (1,808,926)    101,638,798
                                           7,493,783
Earnings per share:
   Basic(1)...........                                  $       0.65
   Diluted(1).........                                  $       0.63

                                                     YEAR ENDED DECEMBER 31, 1995
                         ------------------------------------------------------------------------------------
                         CONSOLIDATED    COMPLETED
                           COLONIAL       BUSINESS     ADJUSTMENTS/                ADJUSTMENTS/
                          BANCGROUP     COMBINATIONS   (DEDUCTIONS)   INTERWEST    (DEDUCTIONS)    SUBTOTAL
                         ------------   ------------   ------------   ----------   ------------   -----------
Interest income........  $   371,985      $ 7,178       $       --    $   11,850    $       --    $   391,013
Interest expense.......      182,441        2,474               --         2,306            --        187,221
                         -----------      -------       ----------    ----------    ----------    -----------
Net interest income....      189,544        4,704               --         9,544            --        203,792
Provision for possible
 loan losses...........       10,180          207               --            70            --         10,457
                         -----------      -------       ----------    ----------    ----------    -----------
Net interest income
 after provision for
 loan losses...........      179,364        4,497               --         9,474            --        193,335
                         -----------      -------       ----------    ----------    ----------    -----------
Noninterest income.....       63,479          557               --           166            --         64,202
Noninterest expense....      164,739        3,276               --         7,927            --        175,942
                         -----------      -------       ----------    ----------    ----------    -----------
Income before income
 taxes.................       78,104        1,778               --         1,713            --         81,595
Applicable income
 taxes.................       27,462          744               --           733            --         28,939
                         -----------      -------       ----------    ----------    ----------    -----------
Net income.............  $    50,642      $ 1,034       $       --    $      980    $       --    $    52,656
                         ===========      =======       ==========    ==========    ==========    ===========
Average basic shares
 outstanding(1)........   79,574,000      655,606         (655,606)    2,923,880    (2,923,880)    83,731,112
                                                         2,778,795                   1,378,317
Average diluted shares
 outstanding(1)........   87,298,000      657,358         (657,358)    2,923,880    (2,923,880)    91,476,046
                                                         2,799,729                   1,378,317
Earnings per share:
   Basic(1)............  $      0.64                                                              $      0.63
   Diluted(1)..........  $      0.59                                                              $      0.59

                                YEAR ENDED DECEMBER 31, 1995
                         -------------------------------------------
                         OTHER PROBABLE                   PRO FORMA
                            BUSINESS      ADJUSTMENTS/    COMBINED
                          COMBINATIONS    (DEDUCTIONS)      TOTAL
                         --------------   ------------   -----------
Interest income........    $   18,376                    $   409,389
Interest expense.......         7,478              --        194,699
                           ----------      ----------    -----------
Net interest income....        10,898              --        214,690
Provision for possible
 loan losses...........           547              --         11,004
                           ----------      ----------    -----------
Net interest income
 after provision for
 loan losses...........        10,351              --        203,686
                           ----------      ----------    -----------
Noninterest income.....         1,619              --         65,821
Noninterest expense....         7,260              --        183,202
                           ----------      ----------    -----------
Income before income
 taxes.................         4,710              --         86,305
Applicable income
 taxes.................         1,476              --         30,415
                           ----------      ----------    -----------
Net income.............    $    3,234      $       --    $    55,890
                           ==========      ==========    ===========
Average basic shares
 outstanding(1)........     1,777,392      (1,777,392)    91,132,346
                                            7,401,234
Average diluted shares
 outstanding(1)........     1,777,392      (1,777,392)    98,877,280
                                            7,401,234
Earnings per share:
   Basic(1)............                                  $      0.61
   Diluted(1)..........                                  $      0.58

---------------

(1) Restated to reflect the impact of a two-for-one stock split in the form of a 100% stock dividend paid August 14, 1998.

                             PRO FORMA ADJUSTMENTS

ADJUSTMENTS APPLICABLE TO THE POOLING-OF-INTERESTS BUSINESS COMBINATION WITH FIRSTBANK

     1) To record a provision for income taxes for FirstBank as if FirstBank had merged with BancGroup on January 1, 1995. Subsequent to its S-Corporation election as of January 1, 1997, FirstBank does not include a provision for income taxes in their 1998 and 1997 financial statements.

                              NONRECURRING CHARGES
                                 (IN THOUSANDS)

     The following table reflects the primary components of the nonrecurring charges and related tax effect which will result directly from the business combinations and which will be included in BancGroup's results. These charges are not reflected in the condensed pro forma statements of income but are reflected in the condensed pro forma statement of condition. (Please refer to BancGroup's Current Report on Form 8-K dated March 16, 1998 and incorporated by reference herein.)

COMPLETED BUSINESS COMBINATION

(1) Possible charges applicable to the pooling-of-interests method business combination with CNB Holding Company:

   Increase in expense:
     Write-off of fixed assets.................................  $  (199)
     Potential severance to terminated employees...............      (52)
     Non-compete agreements....................................     (183)
     Contract buy-outs.........................................     (570)
     Write-off of other assets.................................      (34)
                                                                 -------
   Net decrease in income before taxes.........................   (1,038)
   Tax effect of the pro forma adjustment......................      389
                                                                 -------
        Net decrease in income.................................  $  (649)
                                                                 =======

PENDING BUSINESS COMBINATIONS

(2) Possible charges applicable to the pooling-of-interests method business combination with InterWest:

   Increase in expense:
     Write-off of fixed assets.................................  $  (480)
     Retention bonus agreements................................     (250)
     Stock option compensation expense adjustment..............     (727)
     Other miscellaneous adjustments...........................      (40)
                                                                 -------
   Net decrease in income before taxes.........................   (1,497)
   Tax effect of the pro forma adjustment......................      479
                                                                 -------
        Net decrease in income.................................  $(1,018)
                                                                 =======

(3) Possible charges applicable to the pooling-of-interests method business combination with FirstBank:

   Increase in expense:
     Professional fees.........................................  $(100)
     Retention bonus agreements................................   (500)
     Write-off of fixed assets.................................     (8)
                                                                 -----
   Net decrease in income before tax...........................   (608)
   Tax effect of the pro forma adjustment......................    228
                                                                 -----
        Net decrease in income.................................  ($380)
                                                                 =====

(4) Possible charges applicable to the pooling-of-interests method business combination with First Macon:

   Increase in expense:
     Contract buy-outs.........................................  $(153)
     Potential severance payable to terminated employees.......   (162)
     Professional fees.........................................   (305)
     Write-off of other assets.................................    (51)
     Write-off of fixed assets.................................   (328)
                                                                 -----
   Net decrease in income before tax...........................   (999)
   Tax effect of the pro forma adjustments.....................    375
                                                                 -----
        Net decrease in income.................................  ($624)
                                                                 =====

(5) Possible adjustments applicable to the pooling-of-interests method business combination with Prime Bank:

   Increase in expense:
     Contract buy-outs.........................................  $  (92)
     Potential severance payable to terminated employees.......     (35)
     Professional fees.........................................    (180)
     Other noncompete, salary continuation agreements..........    (124)
     Deferred tax and interest adjustments.....................      50
     Write-off of other assets.................................     (88)
     Write-off of fixed assets.................................    (128)
   Net decrease in income before tax...........................    (597)
   Tax effect of the pro forma adjustments.....................     235
                                                                 ------
        Net decrease in income.................................  ($ 362)
                                                                 ======

                 THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
                  SELECTED FINANCIAL AND OPERATING INFORMATION

     The following tables present certain financial information for BancGroup on a historical basis and pro forma basis. The first table presents historical and pro forma information for the six months ended June 30, 1998 and 1997. The second table presents historical and pro forma income statements for the years ended December 31, 1997, 1996 and 1995 as well as historical for the years ended December 31, 1994 and 1993. The final table presents proforma and historical statements of condition as June 30, 1998 as well as historical for the years ended December 31, 1997, 1996, 1995, 1994 and 1993.

     The pro forma information includes consolidated BancGroup and subsidiaries and InterWest Bancorp, Commercial Bank of Nevada, CNB Holding Company, FirstBank, First Macon Bank and Trust and Prime Bank of Central Florida. The pro forma balance sheet data gives effect to the combinations as if they had occurred on June 30, 1998 and the pro forma operating data gives effect to the combinations as if they occurred at the beginning of the earliest period presented.

     The following selected financial information should be read in conjunction with the discussion set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations," and all financial statements included elsewhere in this Prospectus and incorporated by reference. The pro forma information provided below may not be indicative of future results.

                                                                  SIX MONTHS ENDED JUNE 30,
                                                       -----------------------------------------------
                                                       BANCGROUP   BANCGROUP    BANCGROUP   BANCGROUP
                                                       PRO FORMA   HISTORICAL   PRO FORMA   HISTORICAL
                                                         1998         1998        1997        1997*
                                                       ---------   ----------   ---------   ----------
STATEMENT OF INCOME
Interest income......................................  $334,259     $306,662    $285,372     $263,403
Interest expense.....................................   163,833      153,441     137,542      129,788
                                                       --------     --------    --------     --------
Net interest income..................................   170,426      153,221     147,830      133,615
Provision for possible loan losses...................     7,917        7,543       7,773        7,288
                                                       --------     --------    --------     --------
Net interest income after provision for loan
  losses.............................................   162,509      145,678     140,057      126,327
Noninterest income...................................    59,085       57,420      44,028       42,524
Noninterest expense..................................   136,194      124,256     113,778      103,529
Acquisition and restructuring costs and Year 2000
  expenses...........................................    10,594       10,594       2,634        2,634
                                                       --------     --------    --------     --------
Income before income taxes...........................    74,806       68,248      67,673       62,688
Applicable income taxes..............................    27,891       25,837      24,543       23,008
                                                       --------     --------    --------     --------
Net income...........................................  $ 46,915     $ 42,411    $ 43,130     $ 39,680
                                                       ========     ========    ========     ========
Income excluding acquisition and restructuring costs
  and Year 2000 expenses.............................  $ 53,942     $ 49,438    $ 45,237     $ 41,787
                                                       ========     ========    ========     ========
EARNINGS PER SHARE
Income excluding acquisition and restructuring costs
  and Year 2000 expenses:
  Basic(1)...........................................  $   0.50     $   0.51    $   0.43     $   0.45
  Diluted(1).........................................  $   0.49     $   0.49    $   0.42     $   0.43
Net income:
  Basic(1)...........................................  $   0.43     $   0.43    $   0.41     $   0.42
  Diluted(1).........................................  $   0.42     $   0.43    $   0.40     $   0.41
Average shares outstanding
  Basic(1)...........................................   108,298       97,682     104,471       93,788
  Diluted(1).........................................   110,975      100,292     107,821       97,064
Cash dividends:
  Common(1)..........................................  $   0.17     $   0.17    $   0.15     $   0.15

                                   YEAR ENDED DECEMBER 31,                           YEAR ENDED DECEMBER 31,
                              ---------------------------------   --------------------------------------------------------------
                              BANCGROUP   BANCGROUP   BANCGROUP   BANCGROUP    BANCGROUP    BANCGROUP    BANCGROUP    BANCGROUP
                              PRO FORMA   PRO FORMA   PRO FORMA   HISTORICAL   HISTORICAL   HISTORICAL   HISTORICAL   HISTORICAL
                                1997        1996        1995         1997         1996         1995         1994         1993
                              ---------   ---------   ---------   ----------   ----------   ----------   ----------   ----------
STATEMENT OF INCOME
Interest income.............  $596,907    $487,661    $409,389     $540,699     $444,082     $371,985     $278,223     $224,209
Interest expense............   287,384     234,493     194,699      267,084      219,494      182,441      113,715       88,568
                              --------    --------    --------     --------     --------     --------     --------     --------
Net interest income.........   309,523     253,168     214,690      273,615      224,588      189,544      164,508      135,641
Provision for possible loan
  losses....................    16,392      14,500      11,004       14,860       13,564       10,180        8,943       14,437
Net interest income after
  provision for loan
  losses....................   293,131     238,668     203,686      258,755      211,024      179,364      155,565      121,204
Noninterest income..........    96,101      78,012      65,821       92,550       74,860       63,479       56,567       53,655
Noninterest expense.........   238,644     202,826     181,464      213,769      182,588      163,001      154,083      135,471
SAIF special assessment.....        --       4,754          --           --        4,465           --           --           --
Acquisition and
  restructuring costs.......     6,463      11,918       1,738        6,463       11,918        1,738        1,348          960
                              --------    --------    --------     --------     --------     --------     --------     --------
Income before income
  taxes.....................   144,125      97,182      86,305      131,073       86,913       78,104       56,701       38,428
Applicable income taxes.....    53,209      33,929      30,415       48,557       30,631       27,462       18,610       12,216
                              --------    --------    --------     --------     --------     --------     --------     --------
Income before extraordinary
  items.....................    90,916      63,253      55,890       82,516       56,282       50,642       38,091       26,212
Extraordinary items.........        --          --          --           --           --           --           --         (396)
Cumulative effect of a
  change in accounting......        --          --          --           --           --           --           --        3,890
                              --------    --------    --------     --------     --------     --------     --------     --------
Net income..................  $ 90,916    $ 63,253    $ 55,890     $ 82,516     $ 56,282     $ 50,642     $ 38,091     $ 29,706
                              ========    ========    ========     ========     ========     ========     ========     ========
Income excluding SAIF
  special assessment and
  acquisition and
  restructuring costs.......  $ 96,086    $ 75,877    $ 57,280     $ 87,686     $ 68,719     $ 52,032     $ 39,169     $ 26,980
                              ========    ========    ========     ========     ========     ========     ========     ========
EARNINGS PER SHARE
Income excluding SAIF
  special assessment and
  acquisition and
  restructuring costs:
  Basic(1)..................  $   0.91    $   0.78    $   0.63     $   0.94     $   0.80     $   0.65     $   0.52     $   0.40
  Diluted(1)................      0.88        0.75        0.58         0.91         0.77         0.61         0.49         0.38
Income before extraordinary
  items:
  Basic(1)..................      0.86        0.65        0.61         0.89         0.66     $   0.64     $   0.51     $   0.39
  Diluted(1)................      0.84        0.63        0.58         0.86         0.63         0.59         0.48         0.37
Net income:
  Basic(1)..................      0.86        0.65        0.61         0.89         0.66         0.64         0.51         0.44
  Diluted(1)................      0.84        0.63        0.58         0.86         0.63         0.59         0.48         0.42
Average shares outstanding
  Basic(1)..................   105,428      97,642      91,132       93,072       85,678       79,574       74,722       67,024
  Diluted(1)................   108,737     101,639      98,877       96,316       89,552       87,298       81,986       74,930
Cash dividends:
    Common**(1).............  $   0.30    $   0.27    $ 0.1688     $   0.30     $   0.27     $ 0.1688     $     --     $     --
    Class A**(1)............        --          --      0.0563           --           --       0.0563        0.200        0.178
    Class B**(1)............        --          --      0.0313           --           --       0.0313        0.100        0.078

---------------

* Restated to give retroactive effect to the June 1998 pooling-of-interests business combination with Commercial Bank of Nevada.
** The pro forma cash dividends are equal to the historical BancGroup cash dividends.
(1) Restated to reflect the impact of a two-for-one stock split in the form of a 100% stock dividend paid August 14, 1998.

                                    JUNE 30,                                    DECEMBER 31,
                             -----------------------   --------------------------------------------------------------
                             BANCGROUP    BANCGROUP    BANCGROUP    BANCGROUP    BANCGROUP    BANCGROUP    BANCGROUP
                             PRO FORMA    HISTORICAL   HISTORICAL   HISTORICAL   HISTORICAL   HISTORICAL   HISTORICAL
                                1998         1998         1997         1996         1995         1994         1993
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------
STATEMENT OF CONDITION DATA
At period end:
Total assets............... $9,421,412   $8,772,533   $7,442,661   $6,165,691   $5,370,361   $4,214,492    $4,022,477
  Loans, net of unearned
    income.................  6,413,651    6,027,489    5,585,901    4,558,780    3,924,785    2,959,565     2,468,564
  Mortgage loans held for
    sale...................    532,140      532,140      225,331      157,966      116,688       61,556       368,515
  Deposits.................  6,765,101    6,193,818    5,771,702    4,728,896    4,223,539    3,378,252     3,252,771
  Long-term debt...........    731,239      731,213      315,252       39,092       48,688       89,040        57,397
  Shareholders' equity.....    647,826      601,771      543,262      443,391      388,770      298,812       279,300
Average daily balances
  Total assets.............  8,638,491    8,023,494    6,911,648    5,742,474    4,756,418    4,028,482     3,308,106
  Interest-earning
    assets.................  7,821,868    7,247,199    6,325,872    5,253,921    4,347,437    3,645,499     2,945,172
  Loans, net of unearned
    income.................  6,202,619    5,826,532    5,184,653    4,240,554    3,371,192    2,669,363     1,988,563
  Mortgage loans held for
    sale...................    327,638      327,638      149,309      135,135       98,785      135,046       248,502
  Deposits.................  6,560,651    6,030,070    5,442,818    4,463,015    3,787,613    3,280,208     2,666,025
  Shareholders' equity.....    620,714      580,931      504,739      423,289      339,734      292,892       220,802
Book value per share(3)....  $    5.94    $    6.13    $    5.76    $    5.12    $    4.69    $    3.94    $     3.83
Tangible book value per
  share(3).................       5.23         5.33         5.02         4.77         4.33         3.68          3.61
SELECTED RATIOS
Income excluding SAIF
  special assessment,
  acquisition and
  restructuring costs and
  Year 2000 expenses to:
  Average assets...........       1.26%        1.24%        1.27%        1.20%        1.09%        0.97%         0.82%
  Average stockholders'
    equity.................      17.50        17.16        17.37        16.23        15.32        13.37         12.22
Income before extraordinary
  items and the cumulative
  effect of a change in
  accounting for income
  taxes to:
  Average assets...........       1.18         1.13         1.19         0.98         1.06         0.95          0.79
  Average stockholders'
    equity.................      16.37        15.64        16.35        13.30        14.91        13.01         11.87
Net income to:
  Average assets...........       1.18         1.13         1.19         0.98         1.06         0.95          0.90
  Average stockholders'
    equity.................      16.37        15.64        16.35        13.30        14.91        13.01         13.45
Efficiency ratio(1)(2).....      61.46        58.60        57.94        60.46        63.89        69.00         71.23
Dividend payout............      39.53        39.53        33.90        41.22        35.43        39.22         39.89
Average equity to average
  assets...................       7.19         7.24         7.30         7.37         7.14         7.27          6.67
Allowance for possible loan
  losses to total loans
  (Net of unearned
  income)..................       1.20%        1.21%        1.21%        1.27%        1.29%        1.54%         1.59%

---------------

(1) Legislation approving a one-time special assessment to recapitalize the Savings Association Insurance Fund ("SAIF") resulted in $4,754,000 in expense before income taxes and $3,090,000 net of applicable income taxes in 1996.
(2) Acquisition expenses reflect one-time costs and related restructuring expense of business combinations.
(3) Restated to reflect the impact of a two-for-one stock split in the form of a 100% stock dividend paid August 14, 1998.

                               INTERWEST BANCORP

                            SELECTED FINANCIAL DATA

                                    AT AND FOR THE SIX MONTHS
                                              ENDED                                 AT AND FOR THE YEAR ENDED
                                  -----------------------------   --------------------------------------------------------------
                                  JUNE 30, 1998   JUNE 30, 1997      1997         1996         1995         1994         1993
                                  -------------   -------------   ----------   ----------   ----------   ----------   ----------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
At Period End:
  Cash and cash equivalents.....   $   28,984      $    7,297     $   14,722   $   11,313   $   11,223   $    9,520   $    8,941
  Investment securities.........          297             207            399          153          775        1,552        4,011
  Loans, net....................       94,585          65,034         77,867       57,202       50,387       38,628       35,449
  Other assets..................        6,588           6,222          6,171        6,118        2,546        3,025        2,324
                                   ----------      ----------     ----------   ----------   ----------   ----------   ----------
        Total assets............   $  130,454      $   78,760     $   99,159   $   74,786   $   64,931   $   52,725   $   50,725
                                   ==========      ==========     ==========   ==========   ==========   ==========   ==========
  Deposits......................   $  115,728      $   67,997     $   89,314   $   62,548   $   43,778   $   40,137   $   34,011
  Other liabilities.............        6,033           3,225          1,819        4,826       14,930        7,453       11,619
  Minority interest.............          936             818            871          779          695          588          511
  Stockholder's Equity..........        7,757           6,720          7,155        6,633        5,528        4,547        4,584
                                   ----------      ----------     ----------   ----------   ----------   ----------   ----------
        Total liabilities,
          minority interest and
          stockholders'
          equity................   $  130,454      $   78,760     $   99,159   $   74,786   $   64,931   $   52,725   $   50,725
                                   ==========      ==========     ==========   ==========   ==========   ==========   ==========
For the Period:
  Total interest income.........   $    4,555      $    3,200     $    7,024   $    5,633   $    5,170   $    4,001   $    3,813
  Total interest expense........        2,199           1,346          2,920        2,550        2,306        1,432        1,740
                                   ----------      ----------     ----------   ----------   ----------   ----------   ----------
        Net interest income.....        2,356           1,854          4,104        3,083        2,864        2,569        2,073
  Provision for loan losses.....          126             150            270           60           70           60          (77)
                                   ----------      ----------     ----------   ----------   ----------   ----------   ----------
        Net interest income
          after provision for
          loan losses...........        2,230           1,704          3,834        3,023        2,794        2,509        2,150
  Noninterest income............        4,178           3,408          7,397        6,451        6,846        4,755        9,077
  Noninterest expense...........        5,474           4,684         10,054        7,821        7,773        7,053        8,345
                                   ----------      ----------     ----------   ----------   ----------   ----------   ----------
    Income (loss) before income
      taxes.....................          934             428          1,177        1,653        1,867          211        2,882
  Income taxes..................          319             145            416          556          733           69          998
                                   ----------      ----------     ----------   ----------   ----------   ----------   ----------
        Net income (loss) before
          minority interest.....          615             283            761        1,097        1,134          142        1,884
  Minority interest in income of
    subsidiary..................           70              49            108          125          154          130          103
                                   ----------      ----------     ----------   ----------   ----------   ----------   ----------
        Net income (loss).......          545             234            653          972          980           12        1,781
                                   ==========      ==========     ==========   ==========   ==========   ==========   ==========
  Net income (loss) per share...   $     0.18      $     0.08     $     0.22   $     0.33   $     0.34   $     0.00   $     0.61
                                   ==========      ==========     ==========   ==========   ==========   ==========   ==========
  Weighted average number of
    shares outstanding..........    3,027,431       2,997,080      3,005,791    2,961,549    2,923,880    2,923,880    2,923,880
                                   ==========      ==========     ==========   ==========   ==========   ==========   ==========
Actual shares outstanding at end
  of period                         3,075,075       3,013,721      3,020,021    2,992,256    2,923,880    2,923,880    2,923,880
                                   ==========      ==========     ==========   ==========   ==========   ==========   ==========
Book value per share............   $     2.52      $     2.23     $     2.37   $     2.22   $     1.89   $     1.56   $     1.57
                                   ==========      ==========     ==========   ==========   ==========   ==========   ==========
Ratios and Other Data:
  Return on average assets......         0.49%           0.32%          0.82%        1.44%        1.67%        0.02%        3.37%
  Return on average equity......         7.22            3.54           9.51        15.43        19.56         0.26        44.57
  Average equity to average
    earning assets..............         7.52           10.31           9.91        10.75         9.33        10.76         8.51
  Net yield on average earning
    assets......................         9.14           10.06          10.14         9.61         9.63         9.17         8.12
  Average earning assets to
    average interest-bearing
    liabilities.................         1.16            1.12           1.15         1.14         1.14         1.15         1.09
  Noninterest expense to average
    assets......................         4.90            6.33          12.69        11.63        13.27        14.65        15.81
  Nonperforming assets as a
    percent of total assets.....         1.03            2.30           0.96         0.95         1.27         0.92         1.42
  Allowance for loan losses to
    total loans.................         0.99            1.07           1.04         1.01         1.05         1.18         1.13

                               INTERWEST BANCORP

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     InterWest's results of operations are primarily dependent upon the results of operations of the Bank, its subsidiary bank, and secondarily upon the results of operations of the Mortgage Company, its subsidiary mortgage company.

     The Bank conducts commercial banking business consisting of attracting deposits from the general public and applying those funds to the origination of commercial, consumer and real estate loans (including commercial loans collateralized by real estate). The Bank's profitability depends primarily on net interest income, which is the excess of interest income generated from interest-bearing assets (i.e., loans, investments and federal funds sold) over interest expense incurred on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rate earned and paid on these balances. Net interest income is dependent upon the Bank's interest-rate spread which is the excess of average yield earned on its interest-earning assets over the average rate paid on its interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. The interest-rate spread is impacted by interest rates and the amounts of deposits and loans. Additionally, the Bank's profitability is affected by such factors as the level of non-interest income and expenses and the provision for credit losses. Non-interest income consists primarily of service fees on deposit accounts. Non-interest expense consists primarily of compensation, employee benefits, occupancy and equipment expenses, professional fees, data processing costs, deposit insurance premiums paid to the FDIC and other operating expenses.

     The Mortgage Company conducts mortgage banking business consisting of originating, marketing and servicing residential real estate loans. The Mortgage Company originates and sells loans in the secondary market without recourse and retains servicing on a nominal portion. The loans are sold to approved investors including, but not limited to, FNMA and FHLMC. The Mortgage company's funding needs are met through a revolving line of credit at U.S. Bank N.A. The Mortgage Company also sells pre-approved loans to the Bank under the terms of a Mortgage Loan Purchase Agreement. Loans that are not pre-committed to the secondary market are hedged as a means to control interest rate risk exposure and to offer borrowers more competitive rates. The Mortgage Company's profitability depends on its ability to originate a sufficient volume of residential real estate loans on an on-going basis. The Mortgage Company's income is fee based and includes origination fees, marketing gains, servicing premiums and servicing fees. Expenses consist primarily of compensation, employee benefits, occupancy and equipment expenses and other operating expenses.

     Management's discussion of earnings and analysis of earnings and related financial data are presented herein to assist investors in understanding the financial condition of InterWest at, and the results of operations of InterWest for the six months ended, June 30, 1998 and 1997, and the years ended December 31, 1997, 1996 and 1995. This discussion should be read in conjunction with the consolidated financial statements and related footnotes of InterWest presented elsewhere herein.

LIQUIDITY

     Liquidity management involves the ability to meet the cash flow requirements of customers who may be depositors wanting to withdraw their funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. In the ordinary course of business, the Bank's cash flows are generated from interest and fee income as well as from loan repayments. In addition to cash and due from banks, the Bank considers federal funds sold as the primary source and a line of credit with the Federal Home Loan Bank of San Francisco as a secondary source of asset liquidity. Many factors affect the ability to accomplish these liquidity objectives successfully, including the economic environment, and the asset/liability mix within the balance sheet, as well as the Bank's reputation in the community. At December 31, 1997 and June 30, 1998, the Bank had unused lines of credit and commitments to fund loans totaling $23.6 million, and $32.5 million, respectively. In addition, scheduled maturities of certificates of deposit during the year following December 31, 1997 and the 12 months following June 30, 1998 totaled $31.7 million and $46.6 million, respectively. Management believes that the Bank has adequate resources to fund all of its commitments, that substantially all of its existing commitments will be funded within 12 months and, if so desired, that the Bank can adjust the rates and terms on certificates of deposit and other deposit accounts to retain deposits in a changing interest rate environment.

     The Mortgage Company's cash flows are generated from fee income and the sale of loans. Once the Mortgage Company's loans are funded, they are subsequently financed by drawing down on the warehouse line of credit with U.S. Bank N.A. or by selling the loans on the same day they are funded to the Bank.

CAPITAL RESOURCES

     InterWest's total stockholders' equity was $7.155 and $6.633 million as of December 31, 1997 and 1996, respectively, which represents an increase of $522 thousand. This increase was the result of 1997's net income of $653 thousand, $62 thousand received from stock options exercised, offset by payment of dividends in the amount of $193 thousand.

     The Federal banking regulatory authorities have adopted certain "prompt corrective action" rules with respect to depository institutions. The rules establish five capital tiers: "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized" and "critically undercapitalized". The various federal bank regulatory agencies have adopted regulations to implement the capital rules by, among other things, defining the relevant capital measures for the five capital categories. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier I risked based capital ratio of 6% or greater, a Tier I leverage ratio of 5% or greater and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level. At December 31, 1997 and June 30, 1998, the Bank met the capital ratios of an "adequately capitalized" financial institution with a total risk-based capital ratio of 9.10% and 8.34%, respectively, a Tier I risk-based capital ratio of 8.03% and 7.31%, respectively, and a Tier I leverage ratio of 7.07% and 6.38%, respectively. Depository institutions which fall below the "adequately capitalized" category generally are prohibited from making any capital distribution, are subject to growth limitations, and are required to submit a capital restoration plan. There are a number of requirements and restrictions that may be imposed on institutions treated as "significantly undercapitalized' and, if the institution is "critically undercapitalized", the banking regulatory agencies have the right to appoint a receiver or conservator.

     In accordance with risk capital guidelines issued by the FDIC, the Bank is required to maintain a minimum standard of total capital to risk-weighted assets of 8%. Additionally, the FDIC requires banks to maintain a minimum leverage-capital ratio Tier 1 capital (as defined) to total assets. The leverage-capital ratio ranges from 3% to 5% based on the bank's rating under the regulatory rating system. The required leverage-capital ratio for the Bank at December 31, 1997 was 4.0%. The following table summarizes the regulatory capital levels and ratios for the Bank:

                                                              ACTUAL RATIOS
                                                              -------------
                                                                  BANK        REGULATORY
                                                               SUBSIDIARY     REQUIREMENT
                                                              -------------   -----------
At June 30, 1998:
  Total capital to risk-weighted assets.....................       8.34%         8.00%
  Tier 1 capital to risk-weighted assets....................       7.31          4.00
  Tier 1 capital to total assets -- leverage ratio..........       6.38          4.00
At December 31, 1997:
  Total capital to risk-weighted assets.....................       9.10%         8.00%
  Tier 1 capital to risk-weighted assets....................       8.03          4.00
  Tier 1 capital to total assets -- leverage ratio..........       7.07          4.00
At December 31, 1996:
  Total capital to risk-weighted assets.....................      11.09%         8.00%
  Tier 1 capital to risk-weighted assets....................      10.03          4.00
  Tier 1 capital to total assets -- leverage ratio..........       9.34          4.00
At December 31, 1995:
  Total capital to risk-weighted assets.....................      14.11%         8.00%
  Tier 1 capital to risk-weighted assets....................      12.87          4.00
  Tier 1 capital to total assets -- leverage ratio..........      10.52          4.00

RESULTS OF OPERATIONS

  General

     InterWest's net income before taxes was $545,060 or $.18 per share for the six months ended June 30, 1998, as compared to $233,562 or $.08 per share for the six months ended June 30, 1997, an increase of $311,498. InterWest's net income for the year ended December 31, 1997 was $652,881 as compared to net income for the year ended December 31, 1996 of $971,761 a decrease of $318,880 or 32.8%.

     The following table presents information regarding (i) the total dollar amount of InterWest's interest income from interest-earning assets and the resulting average yield; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resulting average cost, (iii) net interest income; (iv) net interest spread, and (v) net interest margin, for the periods indicated:

                                                                SIX MONTHS ENDED JUNE 30,
                                             ---------------------------------------------------------------
                                                          1998                             1997
                                             ------------------------------    -----------------------------
                                             AVERAGE                 YIELD/    AVERAGE                YIELD/
                                             BALANCE     INTEREST     RATE     BALANCE    INTEREST     RATE
                                             --------    --------    ------    -------    --------    ------
                                                                 (DOLLARS IN THOUSANDS)
ASSETS (4):
Interest-earning assets
    Loans(1).............................    $ 87,812     $4,209      9.67%    $57,901     $3,032     10.56%
    Investments..........................         362         12      6.68         173          5      5.83
    Federal funds sold...................      12,289        334      5.48       6,046        163      5.44
                                             --------     ------      ----     -------     ------     -----
         Total earning assets............     100,463      4,555      9.14      64,120      3,200     10.06
                                                          ------      ----                 ------     -----
Non-earning assets.......................      11,294                            9,864
                                             --------                          -------
         Total Assets....................    $111,757                          $73,984
                                             ========                          =======
LIABILITIES, MINORITY INTEREST AND
  STOCKHOLDER'S EQUITY (4):
    Savings and NOW accounts.............    $ 35,647     $  769      4.35%    $30,745     $  663      4.35%
    Money market deposits................       4,650         87      3.77       3,530         61      3.48
    Certificates of deposit..............      41,495      1,198      5.82      19,849        536      5.45
    Borrowings...........................       4,760        145      6.14       3,003         86      5.78
                                             --------     ------      ----     -------     ------     -----
         Total interest-bearing
           liabilities...................      86,552      2,199      5.12      57,127      1,346      4.75
                                                          ------      ----                 ------     -----
Non-interest bearing liabilities.........      16,739                            9,443
Minority Interest........................         915                              802
Stockholder's equity.....................       7,551                            6,612
                                             --------                          -------
         Total liabilities, minority
           interest and stockholder's
           equity........................    $111,757                          $73,984
                                             ========                          =======
Spread and Interest Differential:
Net interest income......................                 $2,356                           $1,854
                                                          ======                           ======
Interest-rate spread(2)..................                             4.02%                            5.31%
                                                                      ====                            =====
Net interest margin(3)...................                             4.73%                            5.83%
                                                                      ====                            =====
Ratio of average earning assets to
  average interest-bearing liabilities...        1.16                             1.12
                                             ========                          =======

---------------

(1) Includes loans on non-accrual status.
(2) Interest-rate spread represents the excess of the average yield on interest-earning assets over the average cost of interest-bearing liabilities.
(3) Net interest margin represents net interest income (annualized) divided by average interest-earning assets.
(4) Average balances are based upon average daily balances for the Bank, month-end balances for the Mortgage Company (as daily balances are unavailable), and quarter-end balances for InterWest (as daily or monthly balances are unavailable).

                                                 YEAR ENDED DECEMBER 31,        YEAR ENDED DECEMBER 31,
                                                          1997                           1996
                                               ---------------------------    ---------------------------
                                               AVERAGE              YIELD/    AVERAGE              YIELD/
                                               BALANCE   INTEREST    RATE     BALANCE   INTEREST    RATE
                                               -------   --------   ------    -------   --------   ------
                                                                 (DOLLARS IN THOUSANDS)
ASSETS(4):
Interest-earning assets
  Loans(1)...................................  $64,369    $6,755    10.49%    $51,290    $5,252    10.24%
     Investments.............................      250        14     5.60         476        14     2.94
     Federal funds sold......................    4,633       255     5.50       6,840       367     5.37
                                               -------    ------    -----     -------    ------    -----
          Total earning assets...............   69,252     7,024    10.14      58,606     5,633     9.61
                                                          ------    -----                ------    -----
Non-earning assets...........................   10,000                          8,670
                                               -------                        -------
          Total Assets.......................  $79,252                        $67,276
                                               =======                        =======
LIABILITIES, MINORITY INTEREST AND
  STOCKHOLDER'S EQUITY(4):
     Savings and NOW accounts................  $32,224    $1,413     4.38%    $14,251    $  481     3.38%
     Money market deposits...................    3,606       128     3.55       3,889       132     3.39
     Certificates of deposit.................   20,728     1,158     5.59      24,697     1,377     5.58
     Borrowings..............................    3,550       221     6.23       8,766       560     6.39
                                               -------    ------    -----     -------    ------    -----
          Total interest-bearing
            liabilities......................   60,108     2,920     4.86      51,603     2,550     4.94
                                                          ------    -----                ------    -----
Non-interest bearing liabilities.............   11,446                          8,621
Minority interest............................      833                            754
Stockholder's equity.........................    6,865                          6,298
                                               -------                        -------
          Total liabilities, minority
            interest and stockholder's
            equity...........................  $79,252                        $67,276
                                               =======                        =======
Spread and Interest Differential:
Net interest income..........................             $4,104                         $3,083
                                                          ======                         ======
Interest-rate spread(2)......................                        5.28%                          4.67%
                                                                    =====                          =====
Net interest margin(3).......................                        5.93%                          5.26%
                                                                    =====                          =====
Ratio of average earning assets to average
  interest-bearing liabilities...............     1.15                           1.14
                                               =======                        =======

                                YEAR ENDED DECEMBER 31,        YEAR ENDED DECEMBER 31,        YEAR ENDED DECEMBER 31,
                                         1995                           1994                           1993
                              ---------------------------    ---------------------------    ---------------------------
                              AVERAGE              YIELD/    AVERAGE              YIELD/    AVERAGE              YIELD/
                              BALANCE   INTEREST    RATE     BALANCE   INTEREST    RATE     BALANCE   INTEREST    RATE
                              -------   --------   ------    -------   --------   ------    -------   --------   ------
                                                               (DOLLARS IN THOUSANDS)
ASSETS(4):
Interest-earning assets
  Loans(1)..................  $45,672    $4,728    10.35%    $36,049    $3,758    10.42%    $39,815    $3,629     9.11%
    Investments.............      810         6     0.74       2,797        53     1.89       2,710        55     2.03
    Federal funds sold......    7,218       436     6.04       4,801       190     3.96       4,441       129     2.90
                              -------    ------    -----     -------    ------    -----     -------    ------     ----
         Total earning
           assets...........   53,700     5,170     9.63      43,647     4,001     9.17      46,966     3,813     8.12
                                         ------    -----     -------              -----     -------               ----
Non-earning assets..........    4,878                          4,511                          5,833
                              -------                        -------                        -------
         Total Assets.......  $58,578                        $48,158                        $52,799
                              =======                        =======                        =======
LIABILITIES, MINORITY
  INTEREST AND STOCKHOLDER'S
  EQUITY(4):
    Savings and NOW
      accounts..............  $ 9,301    $  218     2.34%    $11,079    $  263     2.37%    $ 9,626    $  243     2.52%
    Money market deposits...    3,545       110     3.10       5,055       133     2.63       5,072       151     2.98
    Certificates of
      deposit...............   23,479     1,351     5.75      14,389       594     4.13      14,383       609     4.23
    Borrowings..............   10,694       627     5.86       7,270       442     6.08      14,189       737     5.19
                              -------    ------    -----     -------    ------    -----     -------    ------     ----
         Total
           interest-bearing
           liabilities......   47,019     2,306     4.90      37,793     1,432     3.79      43,270     1,740     4.02
                                         ------    -----     -------              -----     -------               ----
Non-interest bearing
  liabilities...............    5,893                          5,116                          5,049
Minority interest...........      657                            554                            484
Stockholder's equity........    5,009                          4,695                          3,996
                              -------                        -------                        -------
         Total liabilities,
           minority interest
           and stockholder's
           equity...........  $58,578                        $48,158                        $52,799
                              =======                        =======                        =======
Spread and Interest
  Differential:
Net interest income.........             $2,864                         $2,569                         $2,073
                                         ======                         ======                         ======
Interest-rate spread(2).....                        4.73%                          5.38%                         4.10%
                                                   =====                          =====                           ====
Net interest margin(3)......                        5.33%                          5.89%                         4.41%
                                                   =====                          =====                           ====
Ratio of average earning
  assets to average
  interest-bearing
  liabilities...............     1.14                           1.15                           1.09
                              =======                        =======                        =======

---------------

(1) Includes loans on non-accrual status.
(2) Interest-rate spread represents the excess of the average yield on interest-earning assets over the average cost of interest-bearing liabilities.
(3) Net interest margin represents net interest income (annualized) divided by average interest-earning assets.
(4) Average balances are based upon average daily balances for the Bank, month-end balances for the Mortgage Company (as daily balances are unavailable), and quarter-end balances for InterWest (as daily or monthly balances are unavailable).

  Net Interest Income

     Net interest income, which constitutes the principal source of income for InterWest, represents the excess of interest income on interest-earning assets over interest expense on interest-bearing liabilities. The principal interest earning assets are federal funds sold, investment securities and loans receivable. Interest-bearing liabilities primarily consist of time deposits, interest-bearing checking accounts ("NOW accounts"), savings deposits and money market accounts. Funds attracted by these interest-bearing liabilities are invested in interest earning assets. Accordingly, net interest income depends upon the volume of average interest-earning assets and average interest-bearing liabilities and the interest rates earned or paid on them.

     The following table sets forth certain information regarding changes in InterWest's interest income and interest expense during the year ended December 31, 1997 as compared to the year ended December 31, 1996, and for the six months ended June 30, 1998 as compared to the six months ended June 30, 1997. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in interest rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (changes in rate multiplied by change in volume).

                                                            SIX MONTHS ENDED JUNE 30,           YEAR ENDED DECEMBER 31,
                                                                  1998 VS. 1997                      1997 VS. 1996
                                                         --------------------------------   -------------------------------
                                                            INCREASE (DECREASE) DUE TO        INCREASE (DECREASE) DUE TO
                                                         --------------------------------   -------------------------------
                                                                          RATE/                             RATE/
                                                         RATE    VOLUME   VOLUME   TOTAL    RATE   VOLUME   VOLUME   TOTAL
                                                         -----   ------   ------   ------   ----   ------   ------   ------
                                                                               (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans................................................  $(257) $1,567    $(133)   $1,177   $131  $1,339    $  33    $1,503
  Investments..........................................      1       5        1         7     13      (7)      (6)        0
  Federal funds sold...................................      1     168        2       171      9    (118)      (3)     (112)
                                                         -----   ------   -----    ------   ----   ------   -----    ------
        Total interest-earning assets..................   (255)  1,740     (130)    1,355    153   1,214       24     1,391
                                                         -----   ------   -----    ------   ----   ------   -----    ------
Interest-bearing liabilities:
  Savings and NOW accounts.............................      0     106        0       106    144     607      181       932
  Money market deposits................................      5      19        2        26      6     (10)       0        (4)
  Certificates of deposit..............................     37     585       40       662      3    (221)      (1)     (219)
  Borrowings...........................................      6      50        3        59    (15)   (333)       9      (339)
                                                         -----   ------   -----    ------   ----   ------   -----    ------
        Total interest-bearing liabilities.............     48     760       45       853    138      43      189       370
                                                         -----   ------   -----    ------   ----   ------   -----    ------
Net change in net-interest income......................  $(303)  $ 980    $(175)   $  502   $ 15  $1,171    $(165)   $1,021
                                                         =====   ======   =====    ======   ====   ======   =====    ======

     InterWest's net interest income was $2.3 million for the six months ended June 30, 1998 compared to $1.8 million for the six months ended June 30, 1997, an increase of $.5 million or 27.1%. The change resulted primarily from an increase in earning assets of $36.3 million or 56.7%. Net interest income was $4.1 million for the year ended December 31, 1997 compared with $3.1 million for the year ended December 31, 1996, an increase of $1.0 million or 33.1%.

     During the six month period ended June 30, 1998, interest income on loans increased by $1.2 million from the six month period ended June 30, 1997. This increase was attributable primarily to an increase of $29.9 million in average balances of loans from $57.9 million for the six months ended June 30, 1997 to $87.8 million for the six months ended June 30, 1998. Interest income on loans for the period was affected negatively by a declining interest rate environment resulting from increased competition. Interest income on loans increased $1.5 million from the year ended December 31, 1996 to year ended December 31, 1997. Most of this increase was attributable to an increase in average balances of loans. During the six month period ended June 30, 1998, interest income on investments and federal funds sold increased by $178 thousand from the six month period ended June 30, 1997. This increase was attributable almost entirely to an increase of $6.4 million in average balances of investments and federal funds sold from $6.2 million for the six months ended June 30, 1997 to $12.6 million for the six months ended June 30, 1998. Interest income on investments and federal funds sold decreased $112 thousand from the year ended December 31, 1996 to year ended December 31, 1997. Most of this decrease was attributable to a decrease in investable federal fund balances.

     During the six months ended June 30, 1998, interest expense on interest bearing liabilities increased by $853 thousand over the six month period ended June 30, 1997. Most of this increase was attributable to an increase of $29.4 million in average interest bearing liabilities from $57.1 million for the six months ended June 30, 1997, to $86.5 million for six months ended June 30, 1998. Interest expense on interest bearing liabilities increased $370 thousand from $2.5 million for the year ended December 31, 1996, to $2.9 million for the year ended December 31, 1997. This increase was primarily attributable to an increase in NOW account rates paid. A NOW account type titled "Gold Account" provided extremely competitive rates for high minimum balance accounts with the objective of increasing deposits. NOW accounts as a group became a higher yielding interest bearing liability as a result of the introduction of "GOLD Accounts" and their sudden growth.

  Provision for Loan Losses

     The provision for loan losses is charged to earnings to bring the allowance for loan losses to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by the Bank, the amounts of non-performing loans, general economic conditions, particularly as they relate to the Bank's market area, and other factors related to the collectibility of the Bank's loan portfolio. For the six months ended June 30, 1998, the provision for loan losses was $126,000, as compared to $150,000 for the six months ended June 30, 1997. This decrease of $24,000 was attributable solely to management's desire to maintain reserves at an appropriate level. For the year ended December 31, 1997, the provision for loan losses was $270,000 as compared to $60,000 for the year ended December 31, 1996, an increase of $210,000.

  Noninterest Income

     Noninterest income is primarily composed of mortgage origination fees and deposit service charges and fees. Noninterest income was $4.2 million for the six months ended June 30, 1998 versus $3.4 million for the six months ended June 30, 1997, for an increase of $.8 million, or 22.6%. This increase was attributable primarily to an increase of $.7 million in Mortgage Company fee income. During the year ended December 31, 1997, noninterest income increased to $7.4 million from $6.4 million during the year ended December 31, 1996, an increase of $1.0 million, or 14.7%. This increase was attributable primarily to an increase of $1.0 million in Mortgage Company fee income. The Mortgage Company is a volume based fee income generator and management believes that fee income should be shown separate of interest income. The following table details income from loans separating interest income on loan balances from fee income generated by the Mortgage Company.

                                       SIX MONTHS
                                     ENDED JUNE 30,               YEAR ENDED DECEMBER 31,
                                     ---------------   ----------------------------------------------
                                      1998     1997     1997      1996      1995      1994     1993
                                     ------   ------   -------   -------   -------   ------   -------
                                                          (DOLLARS IN THOUSANDS)
Loan Income
  Included in interest income:
     Interest income including late
       charges and amortization of
       fees on loans with
       outstanding balances........  $4,209   $3,032   $ 6,755   $ 5,252   $ 4,728   $3,758   $ 3,629
  Included in other income:
     Fee income on mortgage loans
       originated and then sold in
       the secondary market
       including origination fees,
       servicing released premiums,
       marketing gain/loss and
       servicing fees..............   3,945    3,176     7,110     6,014     6,681    4,420     8,860
                                     ------   ------   -------   -------   -------   ------   -------
          Total loan income........  $8,154   $6,208   $13,865   $11,266   $11,409   $8,178   $12,289
                                     ======   ======   =======   =======   =======   ======   =======

  Noninterest Expenses

     During the six months ended June 30, 1998, noninterest expenses increased to $5.5 million from $4.7 million during the six months ended June 30, 1997, or an increase of 16.9%. During the year ended December 31, 1997, noninterest expenses increased to $10.0 million from $7.8 million during the year ended December 31, 1996, an increase of $2.2 million, or 28.6%. The following sets forth additional information on certain noninterest expense categories which had significant changes.

     During the six months ended June 30, 1998, compensation and benefits were $3.4 million compared to $3.0 million for the six months ended June 30, 1997, an increase of $.4 million, or 14.0%. During the year ended December 31, 1997, compensation and benefits increased to $6.5 million from $5.0 million during the year ended December 31, 1996, an increase of $1.5 million or 30.6%. These changes were primarily due to an increase in the number of employees at the Bank commensurate with the growth of the Bank, increased commissions paid to Mortgage Company's loan officers, an overall increase in wages due to the Mortgage Company only reflecting ten months of expenses in 1996, and annual compensation and benefit increases for employees.

     Occupancy and related furniture and equipment expenses were $589 thousand during the six months ended June 30, 1998 compared to $554 thousand during the six months ended June 30, 1997, an increase of $35 thousand or 6.3%. For the year ended December 31, 1997, occupancy and related furniture and equipment expenses increased to $1.0 million compared to $.8 million for the period ending December 31, 1996, an increase of $.2 million or 27.7%. The reason for the increase in occupancy related expenses for the year to date periods ended December 31, 1997 and December 31, 1996 was because of the Bank's expansion into the new main branch in the 2nd quarter 1996, a third branch in the fourth quarter 1996 and a fourth branch in the 4th quarter 1997.

  Other Noninterest Expense

     For the six months ended June 30, 1998, other noninterest expense increased to $1.5 million from $1.2 million for June 30, 1997, an increase of $.3 million, or 29.1%. For the year ended December 31, 1997, other noninterest expense increased to $2.5 million from $2.0 million at December 31, 1996, an increase of $.5 million or 23.8%. The cause for the increase was increases in expenses associated with an increased number of loan originations at the Mortgage Company, increased amortization of mortgage servicing rights capitalized at the Mortgage Company, and increased costs of data processing at the Bank due to larger numbers of items processed, more ATM's to support and process, and a larger ATM card base to support.

  Income Tax Provision

     During the six months ended June 30, 1998 the income tax provision increased to $319 thousand from $145 thousand for the six month period ended June 30, 1997, an increase of $174 thousand, or 120.0%. For the year ended December 31, 1997, the income tax provision decreased to $416 thousand from $555 thousand, or 25.1%. The increases and decreases in the income tax provision are commensurate with the increases and decreases in net income before taxes for the comparable periods.

  Asset/Liability Management

     A principal objective of the Bank's asset/liability management strategy is to minimize its exposure to changes in interest rates by matching the maturity and repricing horizons of interest-earning assets and interest-bearing liabilities. The strategy is overseen in part through the direction of the Bank's Asset and Liability Committee (the "ALCO Committee") which establishes policies and monitors results to control interest rate sensitivity.

     Management evaluates interest rate risk and then formulates guidelines regarding asset generation and repricing, funding sources and pricing, and off-balance sheet commitments in order to maintain interest rate risk within target levels for the appropriate level of risk determined by the ALCO Committee.

     As a part of the Bank's interest-rate risk management policy, the ALCO Committee examines the extent to which its assets and liabilities are "interest-rate sensitive" and monitors the Bank's interest-rate sensitivity "gap". An asset or liability is considered to be interest-rate sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest-rate sensitivity gap is the difference between interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase of net interest income, while a positive gap would tend to adversely affect net interest income. A simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, the ALCO Committee also evaluates how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable-interest rate mortgage loans, have features (generally referred to as "interest rate caps") which limit changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, repayments (on loans and mortgage-backed securities) and early withdrawal (of deposit accounts) levels also could deviate significantly from those assumed in calculating the interest gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

     Management's strategy is to maintain a relatively balanced interest-rate risk position to protect its net interest margin from market fluctuations. To this end, the ALCO Committee reviews, on a monthly basis, the maturity and repricing of assets and liabilities.

     Management believes that the type and the amount of the Bank's interest rate sensitive liabilities may reduce the potential impact that a rise in interest rates might have on the Bank's net interest income. The Bank seeks to maintain a core deposit base by providing quality services to its customers without significantly increasing its cost of funds or operating expenses. The Bank also maintains a portfolio of liquid assets in order to reduce its overall exposure to changes in market interest rates. At December 31, 1997 and June 30, 1998, the InterWest's liquidity ratios were 15.25% and 22.45%, respectively. The Bank also maintains a "floor", or minimum rate, on certain of its floating or prime based loans. These floors allow the Bank to continue to earn a higher rate when the floating rate falls below the established floor rate.

     The following table sets forth certain information on InterWest's interest-earning assets and interest bearing liabilities at June 30, 1998 that are estimated to mature or are scheduled to reprice within the periods shown.

                                                                                            MORE
                                                                           ONE YEAR TO      THAN
                                 0 TO 30 DAYS   31-90 DAYS   91-365 DAYS   FIVE YEARS    FIVE YEARS    TOTAL
                                 ------------   ----------   -----------   -----------   ----------   --------
                                                            (DOLLARS IN THOUSANDS)
Earning Assets:
  Loans........................    $55,611       $  4,622     $ 11,029       $18,715      $ 4,903     $ 94,880
  Investments..................        297              0            0             0            0          297
  Federal Funds Sold...........     22,896              0            0             0            0       22,896
                                   -------       --------     --------       -------      -------     --------
          Total
            Interest-Earning
            Assets.............     78,804          4,622       11,029        18,715        4,903      118,073
                                   -------       --------     --------       -------      -------     --------
Interest-Bearing Liabilities:
  Savings and NOW accounts.....          0         33,066            0         3,497            0       36,563
  Money Market Accounts........          0          4,737            0             0            0        4,737
  Certificate of deposits......      3,878         10,976       31,715         2,744            0       49,313
  Borrowings...................      5,217              1            5            19            0        5,242
                                   -------       --------     --------       -------      -------     --------
          Total
            Interest-Bearing
            Liabilities........      9,095         48,780       31,720         6,260            0       95,855
                                   -------       --------     --------       -------      -------     --------
Rate Sensitivity GAP...........    $69,709       $(44,158)    $(20,691)      $12,455      $ 4,903     $ 22,218
                                   =======       ========     ========       =======      =======     ========
Cumulative Rate Sensitivity
  GAP..........................    $69,709       $ 25,551     $  4,860       $17,315      $22,218
                                   =======       ========     ========       =======      =======
Rate Sensitivity GAP Ratio.....      59.04%        -37.40%      -17.52%        10.55%        4.15%
                                   =======       ========     ========       =======      =======
Cumulative Rate Sensitivity GAP
  Ratio........................      59.04%         21.64%        4.12%        14.66%       18.82%
                                   =======       ========     ========       =======      =======
Ratio of Cumulative GAP to
  Total Assets.................      53.44%         19.59%        3.73%        13.27%       17.03%
                                   =======       ========     ========       =======      =======

---------------

(1) In preparing the table above, adjustable-interest rate loans were included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed interest rate loans were scheduled according to their contractual maturities.
(2) In preparing the table above, loans available for sale were scheduled according to their anticipated settlement date with the secondary investor; the majority of the loans are scheduled to settle in 30 days or less.
(3) Time deposits were scheduled according to their contractual maturities.
(4) Loans on non-accrual have been excluded.

     The Mortgage Company's interest-rate risk may occur at two different intervals. The first would occur when a borrower locks in a particular yield on a loan with the Mortgage Company and that loan is either then committed at a comparable yield with a secondary market investor or hedged until the time a secondary investor actually purchases the loan. The risk would be that market yields change dramatically in a short period of time and a difference occurs in the commitment price a secondary investor is willing to pay for committed loans. There is also the risk that the hedging process would be inadequate and offsetting securities gains would not be sufficient to offset yield differences in hedged loans sold at a loss at a later date. In these circumstances, the result would be an immediate loss reflected when the loans are either committed or sold. Management is of the opinion that the procedures for committing loans to investors and for hedging loans in the secondary market is sufficient and does limit the risk of loss to a minimum. The second risk would be the pricing difference between the rate it receives on its loans outstanding and the rate it's charged on its borrowings on the line of credit with U.S. Bank N.A. The individual amounts borrowed on the line of credit are collateralized by the individual loans outstanding and do not exceed 100% of the individual loan balances outstanding.

FINANCIAL CONDITION

  Lending Activities

     A significant source of InterWest's income is the interest earned on its loan portfolio. The following table shows the relationship of loans to total assets for the Bank as of the dates indicated:

                                                                       AT DECEMBER 31,
                                                       AT JUNE 30,    ------------------
                                                          1998         1997       1996
                                                       -----------    -------    -------
                                                            (DOLLARS IN THOUSANDS)
Total Assets.........................................   $130,454      $99,159    $74,786
Total Loans, net.....................................     94,585       77,867     57,202
Loans as a % of Total Assets.........................      72.50%       78.53%     76.49%

     Lending activities are conducted pursuant to a written policy which has been adopted by the Bank. Each loan officer has defined lending authority beyond which loans, depending upon their type and size, must be reviewed and approved by a loan committee comprised of certain officers and directors of the Bank. Lending activities by the Mortgage Company are conducted pursuant to industry guidelines and investor requirements. The majority of Mortgage Company lending decisions are approved by underwriters within the Mortgage Company who have met the industry requirements for direct endorsement lending.

     The composition of InterWest's loan portfolio was as follows at the dates indicated:

                                                                AS OF JUNE 30,
                                                      -----------------------------------
                                                            1998               1997
                                                      ----------------   ----------------
                                                                 % OF               % OF
                                                      AMOUNT    TOTAL    AMOUNT    TOTAL
                                                      -------   ------   -------   ------
                                                            (DOLLARS IN THOUSANDS)
Commercial..........................................  $14,972    15.61%  $ 6,359     9.63%
Construction........................................   21,299    22.21    20,326    30.78
Real Estate.........................................   55,547    57.92    37,058    56.12
Consumer and other..................................    4,084     4.26     2,287     3.47
                                                      -------   ------   -------   ------
          Total loans receivable....................   95,902   100.00%   66,030   100.00%
                                                                ======             ======
Less:
  Unearned income and fees..........................     (367)              (292)
  Allowance for loan losses.........................     (950)    0.99%     (704)    1.07%
                                                      -------   ======   -------   ======
  Loans, net........................................  $94,585            $65,034
                                                      =======            =======

                                                                        AS OF DECEMBER 31,
                                 ------------------------------------------------------------------------------------------------
                                       1997                1996                1995                1994                1993
                                 ----------------    ----------------    ----------------    ----------------    ----------------
                                            % OF                % OF                % OF                % OF                % OF
                                 AMOUNT    TOTAL     AMOUNT    TOTAL     AMOUNT    TOTAL     AMOUNT    TOTAL     AMOUNT    TOTAL
                                 -------   ------    -------   ------    -------   ------    -------   ------    -------   ------
                                                                      (DOLLARS IN THOUSANDS)
Commercial.....................  $10,064    12.73%   $ 4,129     7.11%   $ 2,454     4.80%   $ 3,133     7.97%   $ 2,800     7.76%
Construction...................   20,556    26.01     18,423    31.71     16,974    33.20     14,792    37.65      9,378    26.02
Real Estate....................   45,970    58.17     33,637    57.91     29,995    58.67     20,045    51.02     22,255    61.74
Consumer and other.............    2,441     3.09      1,897     3.27      1,703     3.33      1,318     3.36      1,614     4.48
                                 -------   ------    -------   ------    -------   ------    -------   ------    -------   ------
   Total loans receivable......   79,031   100.00%    58,086   100.00%    51,126   100.00%    39,288   100.00%    36,047   100.00%
                                           ======              ======              ======              ======              ======
Less:
 Unearned income and fees......     (341)               (300)               (201)               (196)               (191)
 Allowance for loan losses.....     (823)    1.04%      (584)    1.01%      (538)    1.05%      (464)    1.18%      (407)    1.13%
                                 -------   ======    -------   ======    -------   ======    -------   ======    -------   ======
 Loans, net....................  $77,867             $57,202             $50,387             $38,628             $35,449
                                 =======             =======             =======             =======             =======

     As of June 30, 1998, the maturities and interest rate sensitivities of the InterWest's loan portfolio, based on remaining scheduled principal repayments, were as follows:

                                                              DUE AFTER
                                                 DUE IN ONE    ONE YEAR
                                                  YEAR OR      THROUGH     DUE AFTER
                                                    LESS      FIVE YEARS   FIVE YEARS    TOTAL
                                                 ----------   ----------   ----------   -------
                                                             (DOLLARS IN THOUSANDS)
Commercial.....................................   $10,945      $ 3,189       $  838     $14,972
Construction...................................    20,205          906          188      21,299
Real Estate....................................    38,469       13,509        3,569      55,547
Consumer and other.............................     2,666        1,415            3       4,084
                                                  -------      -------       ------     -------
          Total loans receivable...............   $72,285      $19,019       $4,598     $95,902
                                                  =======      =======       ======     =======
Loans with maturities over one year:
  Fixed interest rate..........................                $16,705       $3,712     $20,417
  Variable interest rate.......................                  2,314          886       3,200
                                                               -------       ------     -------
          Total maturities greater than one
            year...............................                $19,019       $4,598     $23,617
                                                               =======       ======     =======

ASSET QUALITY

     Management seeks to maintain asset quality through sound underwriting and sound lending practices. The largest category of loans in the InterWest's loan portfolio are collateralized by real estate mortgages. As of June 30, 1998 and December 31, 1997, 80.13%, and 84.18%, respectively, of the total loan portfolio were collateralized by real estate. The level of delinquent loans and other real estate owned also is relevant to the credit quality of a loan portfolio.

     The real estate mortgage loans in the Bank's portfolio consist of fixed-and adjustable-interest rate loans which were originated at prevailing market interest rates. The Bank's policy has been to originate real estate mortgage loans predominantly in its primary market area. Real estate mortgage loans are generally made in amounts that do not exceed a percentage of the appraised value of the property securing the loan. Loan to appraised values can range from 50% to 90% of the appraised value of the property securing the loan depending upon the kind of transaction financed. The Bank's limits are set within the guidelines of FDIC regulation 12CFR 365, Real Estate Lending Standards. The Bank also purchases real estate loans from the Mortgage Company with loan to appraised values that conform to accepted FHA and VA standards. In marketing real estate loans, the Bank primarily considers the financial resources and "debt to income ratio" of the borrower, the marketability of the collateral and the Banks lending experience with the borrower.

     The Bank provides its real estate loans on the basis of the borrower's ability to make repayment from his or her employment and other income, and which are collateralized by real property whose value tends to be more readily ascertainable.

     Commercial loans typically are underwritten on the basis of borrower's ability to make repayment from the cash flow of his or her business and, generally, are collateralized by business assets, such as accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself, which is subject to adverse conditions in the economy. Commercial loans also entail certain additional risks since they usually involve large loan balances to single borrowers or a related group of borrowers, resulting in a more concentrated loan portfolio. Further, the collateral underlying the loans may depreciate over time, cannot be appraised with as much precision as residential real estate, and may fluctuate in value based on the success of the business.

     Loan concentrations are defined as amounts loaned to a number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. The Bank monitors these concentrations on a quarterly basis in order to consider adjustments in its lending practices to reflect economic conditions, loan to deposit ratio, and industry trends. Management believes as of June 30, 1998 and December 31, 1997, that the Bank had a significant concentration in real estate secured loans. Bank loan customers are principally closely-held businesses and residents concentrated in Nevada and, as such, the debtors' ability to honor their contract is substantially dependent upon the general economic conditions of the region. Most of the Bank's business activity is with customers located in Nevada.

     The Bank concentrates its efforts and resources, and that of its senior management and lending officers, on loan review and underwriting procedures. Internal controls include ongoing reviews of loans made to monitor documentation and the existence and valuations of collateral. In addition, management of the Bank has established a review process with the objective of identifying, evaluating, and initiating necessary corrective action for marginal loans. The goal of the loan review process is to identify and address classified and non-performing loans as early as possible.

CLASSIFICATION OF ASSETS

     Generally, interest on loans accrues and is credited to income based upon the principal balance outstanding. It is management's policy to discontinue the accrual of interest income and classify a loan in nonaccrual status when in the opinion of management, principal or interest is not likely to be paid in accordance with the terms and obligation or when principal or interest is past due 90 days, unless in the determination of management, the principal and interest on the loan are well collateralized and in the process of collection. Consumer installment loans are generally charged-off when a loss is realized unless adequately collateralized and in the process of collection. Loans are not returned to accrual status until principal and interest payments are brought current and future payments appear reasonably certain. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income.

     Real estate acquired by InterWest as a result of foreclosure or by deed in lieu of foreclosure is classified as other real estate owned ("OREO"). OREO properties are recorded at the lower of cost or fair value less estimated selling costs, and the estimated loss, if any, is charged to the allowance for credit losses at the time it is transferred to OREO. Further write-downs in OREO are recorded at the time management believes additional deterioration in value has occurred and are charged to non-interest expense.

     Commercial loans, unlike residential mortgage loans, which, generally, are made on the basis of the borrower's ability to make repayment from his or her employment and other income, and which are collateralized by real property whose value tends to be more readily ascertainable, typically are underwritten on the basis of borrower's ability to make repayment from the cash flow of his or her business and, generally, are collateralized by business assets, such as accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself, which is subject to adverse conditions in the economy. Commercial loans also entail certain additional risks since they usually involve large loan balances to single borrowers or a related group of borrowers, resulting in a more concentrated loan portfolio. Further, the collateral underlying the loans may depreciate over time, cannot be appraised with as much precision as residential real estate, and may fluctuate in value based on the success of the business.

     Loans on non-accrual status and other real estate owned, the ratio of such loans and real estate owned to total assets, and certain other related information was as follows at the dates indicated:

                                       AT AND FOR THE SIX
                                          MONTHS ENDED          AT AND FOR THE YEAR ENDED
                                       -------------------   --------------------------------
                                       06/30/98   06/30/97   1997   1996   1995   1994   1993
                                       --------   --------   ----   ----   ----   ----   ----
                                                       (DOLLARS IN THOUSANDS)
Loans on non-accrual status:
  Commercial.........................   $    0     $    2    $  1   $  3   $ 62   $  8   $ 10
  Construction.......................    1,022      1,153     636      0    260      0      0
  Real Estate........................        0        107       0     86    224    293    451
  Installment........................        0          0       0     10      0      0     17
                                        ------     ------    ----   ----   ----   ----   ----
          Total loans on non-accrual
            status...................    1,022      1,262     637     99    546    301    478
Accruing loans over 90 days
  delinquent.........................        0          0       0      0      0      0      0
                                        ------     ------    ----   ----   ----   ----   ----
          Total non-performing
            loans....................    1,022      1,262     637     99    546    301    478
Other real estate owned:.............      317        551     317    614    276    184    242
                                        ------     ------    ----   ----   ----   ----   ----
          Total non-performing
            assets...................   $1,339     $1,813    $954   $713   $822   $485   $720
                                        ======     ======    ====   ====   ====   ====   ====
As a percentage of total assets:
          Total non-performing
            loans....................     0.78%      1.60%   0.64%  0.13%  0.84%  0.57%  0.94%
                                        ======     ======    ====   ====   ====   ====   ====
          Total non-performing
            assets...................     1.03%      2.30%   0.96%  0.95%  1.27%  0.92%  1.42%
                                        ======     ======    ====   ====   ====   ====   ====

     As of June 30, 1998 and December 31, 1997, loans on non-accrual status totaled $1.02 million and $.63 million, respectively. Additionally, as of June 30, 1998, there were no loans over 30 days delinquent and on accrual.

ALLOWANCE FOR LOAN LOSSES

     In originating loans, the Bank recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the credit worthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan, as well as general economic conditions. As a matter of policy, the Bank maintains an allowance for loan losses. The amount provided for loan losses during any period is based on an evaluation by management of the amount needed to maintain the allowance at a level sufficient to cover anticipated losses and the inherent risk of losses in the loan portfolio. In determining the amount of the allowance, management considers the dollar amount of loans outstanding, its assessment of known or potential problem loans, current economic conditions, the risk characteristics of the various classifications of loans, the credit record of its borrowers, the fair market value of underlying collateral and other factors. Specific allowances are provided for individual loans when the ultimate collection is considered questionable by management after reviewing the current status of loans which are contractually past due and considering the fair value of the underlying collateral for each loan.

     Management continues to actively monitor the Bank's asset quality and to charge-off loans against the allowance for loan losses when appropriate or to provide specific loss allowances when necessary. Although management believes that it uses the best information available at the time to make determinations with respect to allowance for loan losses, subsequent adjustments to the allowance for loan losses may be necessary if future economic conditions or other facts differ from the assumptions used in making the initial determinations or if regulatory policies change.

     The Mortgage Company's historical loan losses are nominal, at most. A loan loss allowance has not been established at the Mortgage Company because of this fact.

     At the six month period ended June 30, 1998, the allowance for loan losses was $950 thousand, compared to $823 thousand at the year ended December 31, 1997, or an increase of $127 thousand. Total charged off loans, net of recoveries, were $31 thousand for 1997 and $14 thousand for 1996. During the six months ended June 30, 1998, total charged off loans, net of recoveries, were ($1) thousand.

     The activity in the Bank's allowance for loan losses was as follows for the periods indicated:

                             AT AND FOR THE SIX
                                MONTHS ENDED                  AT AND FOR THE YEAR ENDED
                             -------------------   -----------------------------------------------
                             06/30/98   06/30/97    1997      1996      1995      1994      1993
                             --------   --------   -------   -------   -------   -------   -------
                                                    (DOLLARS IN THOUSANDS)
Allowance at beginning of
  period...................  $   823    $   584    $   584   $   538   $   464   $   407   $   458
Loans charged off:
  Commercial...............        0          0          0         4         0         2        10
  Construction.............        0          0          0         0         0         0         0
  Real Estate..............        0          0          0         0         0         0         0
  Installment..............        1         32         35        14         4        16        15
                             -------    -------    -------   -------   -------   -------   -------
         Total loans
           charged off.....        1         32         35        18         4        18        25
                             -------    -------    -------   -------   -------   -------   -------
Recoveries:
  Commercial...............        0          0          0         1         3         9        31
  Construction.............        0          0          0         0         0         0         0
  Real Estate..............        0          0          0         0         0         0         0
  Installment..............        2          2          4         3         5         6        20
                             -------    -------    -------   -------   -------   -------   -------
         Total
           recoveries......        2          2          4         4         8        15        51
                             -------    -------    -------   -------   -------   -------   -------
  Net loans charged off....        1        (30)       (31)      (14)        4        (3)       26
                             -------    -------    -------   -------   -------   -------   -------
Provision for loan losses
  charged to expense.......      126        150        270        60        70        60       (77)
                             -------    -------    -------   -------   -------   -------   -------
Allowance at end of
  period...................  $   950    $   704    $   823   $   584   $   538   $   464   $   407
                             =======    =======    =======   =======   =======   =======   =======
Net charge-offs as a
  percentage of average
  loans outstanding........     0.00%     -0.05%     -0.05%    -0.03%     0.01%    -0.01%     0.07%
                             =======    =======    =======   =======   =======   =======   =======
Allowance to period-end
  loans receivable.........     1.00%      1.08%      1.06%     1.02%     1.07%     1.20%     1.15%
                             =======    =======    =======   =======   =======   =======   =======
Average loans
  outstanding..............  $87,812    $57,901    $64,369   $51,290   $45,672   $36,049   $39,815
                             =======    =======    =======   =======   =======   =======   =======
Period-end total loans
  receivable...............  $94,585    $65,034    $77,867   $57,202   $50,387   $38,628   $35,449
                             =======    =======    =======   =======   =======   =======   =======

INVESTMENT SECURITIES

     The total investment portfolio increased to $399 thousand as of December 31, 1997, from $153 thousand as of December 31, 1996, an increase of $246 thousand. The increase in investment securities in 1997 was due to changes in the minimum amount of Federal Home Loan Bank stock required by membership. From December 31, 1997 to June 30, 1998, the total investment portfolio decreased $102 thousand due to changes in the minimum amount of Federal Home Loan Bank stock required by membership.

     The following table sets forth the carrying value of the Bank's investment portfolio at the dates indicated:

                                                                         DECEMBER 31,
                                                              JUNE 30,   -------------
                                                                1998     1997    1996
                                                              --------   -----   -----
                                                               (DOLLARS IN THOUSANDS)
Securities Available for Sale:
  Federal Home Loan Bank of San Francisco...................    $297     $399    $153
                                                                ====     ====    ====

     The Bank has adopted Statement of Financial Accounting Standards No. 115 ("FAS 115"), which requires companies to classify investments securities as either held-to-maturity, available-for-sale, or trading securities. Securities classified as held-to-maturity are carried at amortized cost. Securities classified as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax effect, reported as a separate component of stockholders' equity. Securities classified as trading securities are recorded at fair value, with unrealized gains and losses included in earnings.

     The maturity distribution and certain other information pertaining to investment securities was as follows at June 30, 1998:

                                                              AMORTIZED   ESTIMATED
                                                                COST      FAIR VALUE   YIELD
                                                              ---------   ----------   -----
Securities Available for Sale:
  Federal Home Loan Bank of San Francisco...................    $297         $297      6.68%
                                                                ====         ====      ====

DEPOSIT ACTIVITIES

     Deposits are the major source of the Bank's funds for lending and other investments purposes. Deposits are attracted principally from within the Bank's primary market area through the offering of a broad variety of deposit instruments including checking accounts, money market accounts, regular savings accounts, term certificate accounts (including "jumbo" certificates in denominations of $100,000 or more) and retirement savings plans.

     The distribution by type of the Bank's deposit accounts was as follows at the dates indicated:

                                     AS OF JUNE 30,                           AS OF DECEMBER 31,
                                   -------------------   ------------------------------------------------------------
                                          1998                  1997                 1996                 1995
                                   -------------------   ------------------   ------------------   ------------------
                                                % OF                 % OF                 % OF                 % OF
                                    AMOUNT    DEPOSITS   AMOUNT    DEPOSITS   AMOUNT    DEPOSITS   AMOUNT    DEPOSITS
                                   --------   --------   -------   --------   -------   --------   -------   --------
                                                                  DOLLARS IN THOUSANDS
Demand Deposits..................  $ 25,115     21.70%   $17,795     19.92%   $ 8,739     13.97%   $ 5,373     12.27%
NOW accounts.....................    33,066     28.57     30,966     34.67     22,068     35.28      5,715     13.06
Money market accounts............     4,737      4.09      3,708      4.15      4,049      6.47      3,788      8.65
Savings accounts.................     3,497      3.02      3,268      3.66      3,809      6.09      3,303      7.55
Time deposits:
  Under $100,000.................    27,433     23.71     23,739     26.58     16,196     25.90     18,616     42.52
  $100,000 and over..............    21,880     18.91      9,838     11.02      7,687     12.29      6,983     15.95
                                   --------    ------    -------    ------    -------    ------    -------    ------
        Total deposits...........  $115,728    100.00%   $89,314    100.00%   $62,548    100.00%   $43,778    100.00%
                                   ========    ======    =======    ======    =======    ======    =======    ======

     Time deposits included individual retirement accounts ("IRAs") totaling $1.8 million, $1.7 million and $1.5 million at June 30, 1998 and December 31, 1997 and 1996, respectively, all of which were in the form of certificates of deposit.

     The Bank's deposits increased to $89.3 million as of December 31, 1997, from $62.5 million as of December 31, 1996, an increase of $26.8 million or 42.8%. This growth can be attributed to providing deposit products at competitive prices.

     Maturity terms, service fees and withdrawal penalties are established by the Bank on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

     FDIC regulations limit the ability of certain insured depository institutions to accept, renew, or rollover deposits by offering rates of interest which are significantly higher than the prevailing rates of interest on deposits offered by other insured depository institutions having the same type of charter in such depository institutions' normal market area. Under these regulations, "well capitalized" depository institutions may accept, renew, or roll over deposits at such rates without restriction, "adequately capitalized" depository institutions may accept, renew or roll over deposits at such rates with a waiver from the FDIC (subject to certain restrictions on payments of rates), and "undercapitalized" depository institutions may not accept, renew or roll over deposits at such rates. As of December 31, 1997 and June 30, 1998, the Bank met the definition of an "adequately capitalized" depository institution. The Bank maintained, as of December 31, 1997 and June 30, 1998, "brokered deposits" in the amount $10.7 million and $7.7 million, respectively. A waiver of the restriction on accepting or renewing "brokered deposits" was obtained. It is anticipated that all of the "brokered deposits" will mature and be redeemed prior to the expiration of the waiver. Bank management believes the Bank does not have a concentration of deposits from any one source, the loss of which would have a material adverse effect. Management believes that, with the exception of the above mentioned "brokered deposits", substantially all of the Bank's depositors are residents in its primary market area.

     Time deposits of $100,000 and over, and other large deposit accounts tend to be short-term in nature and more sensitive to changes in interest rates than other types of deposits and, therefore, may be a less stable source of funds. In the event that existing short-term deposits are not renewed, the resulting loss of the deposited funds could adversely affect the Bank's liquidity. In a rising interest rate market, such short-term deposits may prove to be a costly source of funds because their short-term nature facilitates renewal at increasingly higher interest rates, which may adversely affect the Bank's earnings. However, the converse is true in a falling interest-rate market where such short-term deposits would be more favorable.

     Time deposits of $100,000 and over mature as follows at the dates indicated:

                                                           JUNE 30, 1998   DECEMBER 31, 1997
                                                           -------------   -----------------
                                                                (DOLLARS IN THOUSANDS)
Due in three months or less..............................     $ 5,226           $2,687
Due from three months to six months......................       7,608            2,780
Due from six months to one year..........................       7,521            3,866
Due over one year........................................       1,525              505
                                                              -------           ------
          Total time deposits $100,000 and over..........     $21,880           $9,838
                                                              =======           ======

IMPACT OF INFLATION AND CHANGING PRICES

     The financial statements and related data concerning InterWest have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The principal element of InterWest's earnings is interest income which may be significantly affected by the level of inflation and by government monetary and fiscal policies adopted in response to inflationary or deflationary pressures.

     Inflation affects the reported financial condition and results of operations of all companies. However, the majority of assets and liabilities of financial institutions are monetary in nature and therefore differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. Inflation does have an important impact on the growth of total assets and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Inflation also is a factor which may influence interest rates, yet the frequency and magnitude of interest rate fluctuations do not necessarily coincide with changes in the general inflation rate. In an effort to cope with the effects of inflation, InterWest attempts to monitor its interest-rate sensitivity gap position, as discussed above. In addition, a periodic review of banking services and products is conducted to adjust pricing in view of current costs.

                             BUSINESS OF BANCGROUP

GENERAL

     BancGroup is a bank holding company registered under the BHCA. It was organized in 1974 under the laws of Delaware and has operated under its current name and management since 1981. BancGroup operates Colonial Bank as its wholly owned commercial banking subsidiary in the states of Alabama, Georgia, Florida and Tennessee. Colonial Bank, an Alabama banking corporation, conducts a full service banking business through 134 branches in Alabama, five branches in Tennessee, 14 branches in Georgia, three branches in Nevada and 79 branches in Florida. Colonial Mortgage Company, a subsidiary of Colonial Bank in Alabama, is a mortgage banking company which services approximately $14.7 billion in residential loans and which originates mortgages in 34 states through four divisional offices. At June 30, 1998, BancGroup had consolidated total assets of $8.8 billion and consolidated stockholders' equity of $601.8 million. BancGroup's commercial banking loan portfolio is comprised primarily of commercial real estate loans (28%) and residential real estate loans (42%), a significant portion of which is located within the State of Alabama. BancGroup's growth in loans over the past several years has been concentrated in commercial and residential real estate loans.

RECENTLY COMPLETED AND OTHER PROPOSED BUSINESS COMBINATIONS

     Since June 30, 1998, BancGroup has acquired one banking institution, CNB Holding Company, with aggregate assets and stockholders' equity acquired of $89.8 million and $8.5 million, respectively.

     On May 5, 1998, BancGroup entered into a definitive agreement with FirstBank ("FirstBank"). FirstBank is located in Dallas, Texas. CBG Acquisition Corp., a subsidiary of BancGroup, will be merged into FirstBank, and FirstBank will become a banking subsidiary of BancGroup. Giving effect to the Stock Split, BancGroup expects to issue approximately 2,400,000 shares of its Common Stock to the shareholders of FirstBank. This transaction is subject to, among other things, approval by the shareholders of FirstBank and by the appropriate regulatory authorities and is expected to be accounted for as a pooling of interests. At June 30, 1998, 1998, FirstBank had assets of $172.9 million, deposits of $149.5 million and stockholders' equity of $9.4 million.

     On May 14, 1998, BancGroup entered into a definitive agreement with First Macon Bank & Trust Company ("First Macon"). First Macon is located in Macon, Georgia. First Macon will merge with BancGroup's existing subsidiary bank, Colonial Bank. Giving effect to the Stock Split, BancGroup expects to issue a maximum of 3,689,000 shares of its Common Stock to the shareholders of First Macon. This transaction is subject to, among other things, approval by the shareholders of First Macon and by the appropriate regulatory authorities and is expected to be accounted for as a pooling of interests. At June 30, 1998, First Macon had assets of $199.1 million, deposits of $175.5 million and stockholders' equity of $15.8 million.

     On May 21, 1998, BancGroup entered into a definitive agreement with Prime Bank of Central Florida ("Prime Bank"). Prime Bank is located in Titusville, Florida. Prime Bank will merge with Colonial Bank. Giving effect to the Stock Split, BancGroup expects to issue a maximum of 1,173,120 shares of BancGroup Common Stock to the shareholders of Prime Bank. This transaction is subject to, among other things, approval by the shareholders of Prime Bank and by the appropriate regulatory authorities and is expected to be accounted for as a pooling of interests. At June 30, 1998, Prime Bank had assets of $71.6 million, deposits of $64.4 million and stockholders' equity of $6.8 million.

     On August 6, 1998, BancGroup entered into a definitive agreement with TB&T, Inc. ("TB&T") to merge TB&T with and into BancGroup. TB&T is located in Dallas, Texas. In connection with this transaction, giving effect to the Stock Split, BancGroup expects to issue approximately 2,369,002 shares of BancGroup Common Stock to the shareholders of TB&T. This transaction is subject to, among other things, approval by the shareholders of TB&T and by the appropriate regulatory authorities, and is expected to be accounted for as a pooling of interest. At April 30, 1998, TB&T had assets of $100 million, deposits of $90.6 million, and stockholders equity of $8.4 million.

YEAR 2000 COMPLIANCE

     Most computer software programs and processing systems, including those used by BancGroup and its subsidiaries in their operations, have not been designed to accommodate entries beyond the year 1999 in date fields. Failure to address the anticipated consequences of this design deficiency could have material adverse effects on the business and operations of any business, including BancGroup, that relies on computers and associated technologies. In response to the challenges of addressing such consequences in the banking industry, bank regulatory agencies, including the Federal Reserve, BancGroup's primary regulator, have established a Year 2000 Supervision Program and published guidelines for implementing procedures to bring the computer software programs and processing systems into year 2000 compliance.

     In compliance with the guidelines of the Federal Reserve, BancGroup has established a full time Year 2000 task force to address all Year 2000 compliance issues as well as enhancements to computer and communications systems resulting from upgrades initiated in response to Year 2000 issues. Currently BancGroup is in the process of implementing its plans to bring all major computer systems into Year 2000 compliant status by December 31, 1998, allowing the full year 1999 for testing of any systems changes. The major computer systems involved are:

          - Colonial Bank's mainframe based systems: These systems are provided by third party vendors of national stature. Upgrades to these systems are in progress which will bring the systems into Year 2000 compliant status and provide enhancements to current capabilities. The costs associated with these upgrades are part of BancGroup's ongoing operating costs.

          - Colonial Mortgage Company's (CMC) servicing and production systems: CMC's systems are primarily in-house systems and are currently being rewritten to Year 2000 compliant status. The cost of the rewrites is estimated to be $1.0 million and is incremental to the Company's ongoing operating costs. In addition, CMC's computer hardware is being upgraded to Year 2000 compliant status. This upgrade will also provide additional capacity for the servicing systems as well as an enhanced capability for the servicing systems and an enhanced capability for production. The additional annual costs of the mainframe upgrade (approximately $240,000) are expected to be absorbed through growth in the servicing portfolio and through increased production. CMC expects to maintain an average servicing cost per loan below $48.00 in 1998 and future years.

          - Branch automation operating systems: Colonial Bank's branch automation operating systems are being converted to Windows NT from OS/2. This conversion along with establishment of any intranet and increased capacity of communication lines is the most cost effective method of bringing the operating system to Year 2000 compliant status while allowing for more efficient flow of information to and from the branches and provided the highest assurance of continuing vendor support for the Company's branch automation solution. The incremental operating cost for these upgrades (approximately $400,000 annually) is expected to be absorbed through operational efficiencies and increased revenue. The Company will incur a one-time pretax charge of approximately $2.0 million to write off the remaining book value of the current branch automation equipment that is not Windows NT compatible.

     BancGroup expects to incur additional third party costs totaling approximately $300,000 related to assessing the status of the Company's systems and defining its strategy to bring all systems in to Year 2000 compliance. These costs have been and will continue to be expensed as incurred and are not significant to BancGroup's on-going operating costs. The costs to bring other miscellaneous systems into Year 2000 compliance are not expected to be material.

     The above reflects management's current assessment and estimates. Various factors could cause actual results to differ materially from those contemplated by such assessments, estimates and forward-looking statements. Some of these factors may be beyond the control of BancGroup, including but not limited to, vendor representation, technological advancements, economic factors and competitive considerations.

     Management's evaluation of Year 2000 compliance and technological upgrades is an on-going process involving continual evaluation. Unanticipated problems could develop and alternative solutions may be available that could cause current solutions to be more difficult or costly than currently anticipated.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

     As of June 30, 1998, BancGroup had issued and outstanding 98,232,266 shares of BancGroup Common Stock with 8,910 stockholders of record. Each such share is entitled to one vote. In addition, as of that date, 3,858,122 shares of BancGroup Common Stock were subject to issue upon exercise of options pursuant to BancGroup's stock option plans and up to 549,382 shares of BancGroup Common Stock were issuable upon conversion of BancGroup's 1986 Debentures. There are currently 200,000,000 shares of BancGroup Common Stock authorized.

     The following table shows those persons who are known to BancGroup to be beneficial owners as of February 27, 1998 of more than five percent of outstanding BancGroup Common Stock.

                                                                            PERCENTAGE
                                                               COMMON        OF CLASS
                      NAME AND ADDRESS                          STOCK     OUTSTANDING(1)
                      ----------------                        ---------   --------------
Robert E. Lowder(2).........................................  5,813,590(3)      5.87%
  Post Office Box 1108
  Montgomery, AL 36101

---------------

(1) Percentages are calculated for each person assuming the issuance of shares of BancGroup Common Stock pursuant to BancGroup's stock option plans, if any, that are held by such person.
(2) Robert E. Lowder is the brother of James K. and Thomas H. Lowder. Robert E. Lowder disclaims any beneficial ownership interest in the shares owned by his brothers.
(3) Includes 382,040 shares of BancGroup Common Stock subject to options under BancGroup's stock option plans.

SECURITY OWNERSHIP OF MANAGEMENT

     The following table indicates for each director, executive officer, and all executive officers and directors of BancGroup as a group the number of shares of outstanding Common Stock of BancGroup beneficially owned as of June 30, 1998.

                     SHARES OF BANCGROUP BENEFICIALLY OWNED

                                                                                PERCENTAGE
                                                                                 OF CLASS
                       DIRECTORS NAME                         COMMON STOCK      OUTSTANDING
                       --------------                         ------------      -----------
Lewis Beville...............................................       3,632               *
Young J. Boozer.............................................      33,786(1)            *
William Britton.............................................      31,232               *
Jerry J. Chesser............................................     299,272               *
Augustus K. Clements, III...................................      39,542               *
Robert S. Craft.............................................      35,442               *
Patrick F. Dye..............................................      61,920(2)            *
James L. Hewitt.............................................     901,384(3)            *
Clinton O. Holdbrooks.......................................     552,800(4)            *
D. B. Jones.................................................      45,178(5)            *
Harold D. King..............................................     297,162               *
Robert E. Lowder............................................   5,813,590(6)         5.87%
John Ed Mathison............................................      59,762               *
Milton E. McGregor..........................................           0               *
John C.H. Miller, Jr........................................      76,704(7)            *
Joe D. Mussafer.............................................      42,058               *
William E. Powell, III......................................      28,706               *
J. Donald Prewitt...........................................     439,142(8)            *
Jack H. Rainer..............................................       5,380               *
Jimmy Rane..................................................       2,700(9)            *
Frances E. Roper............................................     735,030               *
Simuel Sippial..............................................       8,868               *
Ed V. Welch.................................................      62,722               *
CERTAIN EXECUTIVE OFFICERS WHO ARE NOT ALSO DIRECTORS
Young J. Boozer, III........................................     143,330(1)(10)        *
Michelle Condon.............................................      38,196(10)           *
P.L. ("Mac") McLeod, Jr.....................................     125,052(10)           *
W. Flake Oakley, IV.........................................      84,714(10)           *
All Executive Officers & Directors as a Group...............   9,967,304           10.06%

---------------

   * Represents less than 1%.
 (1) Includes 2,000 shares of Common Stock out of 4,000 shares owned by Young J. Boozer, and Young J. Boozer, III EX U/W Phyllis C. Boozer. Mr. Boozer resigned as of July 15, 1998 and currently serves as a Director Emeritus.
 (2) Includes 50,000 shares of Common Stock subject to options exercisable under BancGroup's stock option plans.
 (3) Includes 105,364 shares of Common Stock subject to stock options.
 (4) Includes 128,996 shares held by Mr. Holdbrooks as trustee.
 (5) Mr. Jones holds power to vote 41,466 of these shares as trustee.
 (6) Includes 382,040 shares of Common Stock subject to options under BancGroup's stock option plans.
 (7) Includes 40,000 shares of Common Stock subject to options under BancGroup's stock option plans.
 (8) Includes 127,208 shares of Common Stock subject to stock options.

 (9) Mr. Rane's Keogh Plan owns 1,000 shares of BancGroup Common Stock.
(10) Young J. Boozer, III, Michelle M. Condon, P.L. ("Mac") McLeod, Jr. and W. Flake Oakley hold options respecting 50,000, 18,490, 56,000 and 36,000 shares of Common Stock, respectively, pursuant to BancGroup's stock option plans, not counting options that are not exercisable within 60 days due to vesting requirements.

MANAGEMENT INFORMATION

     Certain information regarding the biographies of the directors and executive officers of BancGroup, executive compensation and related party transactions is included in (i) BancGroup's Annual Report on Form 10-K for the fiscal year ending December 31, 1997, at item 10 and (ii) BancGroup's Proxy Statement for its 1998 Annual Meeting, at items 10, 11 and 13.

                             BUSINESS OF INTERWEST

GENERAL

     InterWest is a bank holding company within the meaning of the BHCA and was incorporated on March 1, 1991. InterWest owns 86.07% of the outstanding shares of the Bank and 100% of the outstanding shares of the Mortgage Company. The Bank operates four branches, one in each of Sparks and Fallon, and two in Reno, Nevada. The Bank operates under the regulations of the State of Nevada and is a member of the Federal Reserve Bank and a member of the Federal Homes Loan Bank. InterWest Mortgage operates full service mortgage loan origination offices in Portland, Oregon, Idaho Falls, Idaho, and in Las Vegas, Carson City and Reno, Nevada.

     The Bank provides a range of consumer and commercial banking services to individuals, businesses and industries. The basic services offered by the Bank include; demand interest bearing and non-interest bearing accounts, money market deposit accounts, NOW accounts, time deposits, safe deposit services, direct deposits, notary services, money orders, night depository, travelers' checks, cashiers' checks, domestic collections, savings bonds, bank drafts, and drive-in tellers. In addition, the Bank makes secured and unsecured commercial, real estate, real estate construction, and consumer loans and issues standby letters of credit. The Bank operates three automated teller machines ("ATM's") and provides ATM cards, as a part of the CIRRUS ATM network, thereby permitting customers to utilize the convenience of larger ATM networks. The Bank does not have trust powers and, accordingly, provides no trust services.

     The revenues of the Bank are primarily derived from interest on, and fees received in connection with, real estate and other loans, and from interest from short-term investments. The principal sources of funds for the Bank's lending activities are its deposits, repayments of loans. The principal expenses of the Bank are the interest paid on deposits, and operating and general administrative expenses.

     The revenues of the Mortgage Company are primarily derived from origination fees charged on mortgage loan originations, service released premiums on those mortgages sold in the secondary market, and loan servicing fees on the loans serviced for investors. The Mortgage Company also has a warehouse line of credit at U.S. Bank in the amount of $9 million for the purpose of funding mortgage loan originations.

     As is the case with banking institutions generally, the Bank and Mortgage Company operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Federal Reserve and the FDIC. Deposit flows and costs of funds are influenced by interest rates on competing investments and general market conditions. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn are affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. The Bank faces strong competition in the attraction of deposits (its primary source of lendable funds) and in the origination of loans.

DEPOSIT ACTIVITIES

     Deposits are the major source of the Bank's funds for lending and other investment activities. The Bank considers the majority of its regular savings, demand, NOW and money market deposit accounts to be core deposits. These accounts comprised 57.6% of the Bank's total deposits at June 30, 1998. At June 30, 1998, 42.4% of the Bank's deposits were certificates of deposit. Generally, the Bank attempts to maintain the rates paid on its deposits at a competitive level. Time deposits of $100,000 and over made up 18.8% of the Bank's total deposits at June 30, 1998. The majority of the deposits of the Bank are generated in the Washoe and Churchill Counties of Nevada. For additional information on the Bank's deposits activities, see "InterWest
Bancorp -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Deposit Activities".

LENDING ACTIVITIES

     The Bank offers a range of lending services, including real estate, consumer and commercial loans, to individuals and small business and other organizations that are located in, or conduct a substantial portion of their business in, the Bank's market area, which is considered to be all areas where the Bank or the Mortgage Company has an office. The Bank's loans receivable, net at June 30, 1998 were $89.2 million, or 72.28% of total assets. The interest rates charged on loans vary with the degree of risk, maturity, and amount of the loan, and are further subject to competitive pressures, deposit rates, availability of funds, and government regulations. The Bank has no foreign loans.

     The Mortgage Company originates FHA/VA and Conventional one- to four-family real estate loans. These loans are all sold in the secondary market or brokered to institutional investors, and the Mortgage Company hedges its loans and commitments to avoid losses due to the interest rate and terms that have been agreed to with individual borrowers. The Mortgage Company also originates single family construction loans. These loans are approved and funded by the Bank. The Mortgage Company services $83.9 million of first mortgage loans for secondary market investors as of June 30, 1998.

     The Bank's loans are concentrated in three major areas: real estate loans, commercial loans, and consumer loans. As of June 30, 1998, 79.0% of the Bank's loan portfolio consisted of loans secured by mortgages on real estate and 16.5% of the loan portfolio consisted of commercial loans. At the same date, 4.5% of the Bank's loan portfolio consisted of consumer loans and other loans.

     The Bank's real estate loans are secured by mortgages and consist primarily of loans to individuals and businesses for the purchase, improvement of or investment in real estate and for the construction of single family residential units or the development of single-family residential building lots. These real estate loans may be made at fixed- or variable-interest rates. The Bank generally does not make fixed-interest rate commercial real estate loans with maturities exceeding five years. The Bank purchases residential real estate loans from the Mortgage Company on a short term basis. These loans have all been sold in the secondary market.

     The Bank's commercial loans include loans to individuals and small-to-medium sized businesses located primarily in Washoe and Churchill Counties for working capital, equipment purchases, and various other business purposes. A majority of the Bank's commercial loans are secured by business assets, but these loans may also be made on an unsecured basis. Commercial loans may be made at variable- or fixed-interest rates. Commercial lines of credit are typically granted on a one-year basis, with loan covenants and monetary thresholds. Other commercial loans with terms or amortization schedules of longer than one year will normally carry interest rates which vary with the prime lending rate and with maturities of three to five years.

     The Bank's consumer loan portfolio consists primarily of loans to individuals for various consumer purposes, which are payable on an installment basis. The majority of these loans are for terms of five years or less and are secured by liens on various personal assets of the borrowers, but consumer loans may also be made on an unsecured basis. Consumer loans are generally made at fixed-rates.

     For additional information on the Bank's lending activities, see "InterWest Bancorp -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Lending Activities", and "Asset Quality".

INVESTMENTS

     The Bank has not historically purchased securities, but has kept its liquidity in Federal Funds and owns some Federal Home Loan Bank stock. The Bank's liquidity is managed in relation to loan demand and deposit growth. The Mortgage Company maintained a security portfolio through 1995, which was comprised of marketable equity securities traded on a regular basis. Subsequent to 1995, the Mortgage Company no longer maintains a security portfolio.

EMPLOYEES

     As of June 30, 1998, the Bank employed 44 full-time employees and nine part-time employees. The Mortgage Company has 101 full-time employees and four part-time employees. The employees are not represented by a collective bargaining unit. InterWest considers relations with employees to be good.

PROPERTIES

     The main office of the Bank is located at 2330 South Virginia Street, Reno, Nevada 89502, in a three story building of approximately 24,000 square feet, which is owned by the Bank.

     The Bank also has banking offices as follows: the Fallon Office is located at 200 South Maine Street, Fallon, Nevada 89406, the Sparks Office is located at 690 East Prater Way, Sparks, Nevada 89431. These two buildings are also owned by the Bank. The McCarran Landing Branch is located at 4999 Longley Lane, Reno, Nevada 89502, which is a leased facility.

     The Mortgage Company leases space from the Bank at its 2330 South Virginia Street, Reno, Nevada facility. The other Reno Mortgage Branch is located at 6880 South McCarran Blvd. #A11, Reno, Nevada 89509. The Mortgage Company has a satellite office located at 116 East 7th Street, Carson City, Nevada 89701. The Idaho Falls Branch is located at 1275 East 17th Street, Idaho Falls, Idaho 83404. The Portland Branch is located at 10121 S.E. Sunnyside, Suite 215, Clackamas, Oregon 97015, and has a satellite office at 3000 Market Street Plaza N.E., Suite #101, Salem, Oregon 97301. The Las Vegas Branch is located at 770 East Warm Springs Road, Suite 160, Las Vegas, Nevada 89119. The Mortgage Company leases all of its facilities.

YEAR 2000 ISSUES

     In the next two years, many companies, including financial institutions such as InterWest, will face potentially serious issues associated with the inability of existing data processing hardware and software to appropriately recognize calendar dates beginning in the year 2000. Many computer programs that can only distinguish the final two digits of the year entered may read entries for the year 2000 as the year 1900 and compute payment, interest or delinquency based on the wrong date, or are expected to be unable to compute payment, interest or delinquency. In 1997, InterWest began the process of identifying the many software applications and hardware devices expected to be impacted by this issue. InterWest has also formulated and begun implementation of a plan to address issues related its "Mission Critical" computer hardware, software, and applications which complies with Federal Financial Institutions Examination Council Year 2000 compliance guidelines as promulgated by InterWest's principal regulatory agency. The Bank purchases most of its software applications from third party vendors. The Bank believes that its vendors and its significant customers are actively addressing the problems associated with the "Year 2000" issue. The Bank, in cooperation with its service providers and vendors, has met all applicable regulatory deadlines and intends to meet the remaining regulatory deadlines promulgated by the Bank's principal regulatory agency. However, there can be no assurance that InterWest Bank will not be adversely affected by the failure of such third party vendors or significant customers of the Bank to become Year 2000 compliant.

     The Mortgage Company also began the process of identifying software and hardware issues in 1997 along with the Bank and followed the same guidelines. The Mortgage Company purchases most of its software applications from third party vendors. The Mortgage Company believes that its vendors and information suppliers, as well as the agencies and investors that purchase its loans, are addressing the problems associated with the Year 2000 issue on a timely basis. The Mortgage Company has also implemented its plan to address issues related to mission critical items and will begin testing prior to September 1, 1998. The Mortgage Company intends to meet the remaining regulatory deadlines; however, full preparedness for Year 2000 will rely somewhat upon the success of its third party vendors and services.

LEGAL PROCEEDINGS

     The Bank is periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to its business. Management does not believe that there is any pending or threatened proceeding against InterWest, the Bank, or the Mortgage Company which, if determined adversely, would have a material adverse effect on InterWest's consolidated financial position.

PRINCIPAL HOLDERS OF COMMON STOCK

     The following table sets forth information as of the Record Date, regarding the ownership of InterWest Common Stock by each director of InterWest, and by all directors and executive officers as a group. Unless otherwise indicated, all persons shown in the table have sole voting and investment power with regard to the shares shown.

                                                                      SHARES            PERCENTAGE
                            NAME                              BENEFICIALLY OWNED (1)   OF OWNERSHIP
                            ----                              ----------------------   ------------
Richard L. Martucci, Sr.(2).................................        1,163,278             37.67
Carol T. Martucci(2)........................................        1,163,278             37.67
Richard L. Martucci, Jr.....................................           91,456              2.76
John N. Donovan.............................................          326,536             10.57
Thomas Springer.............................................          247,472              8.01
Marlene Rimington...........................................           34,116              1.10
Alan L. Horner..............................................           27,744               .90
All Executive Officers and Directors as a Group.............        3,053,880             98.89

---------------

(1) Information related to beneficial ownership is based upon information available to InterWest and uses "beneficial ownership" concepts set forth in rules of the Commission under the Securities Exchange Act of 1934, as amended. Under such rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he may disclaim any beneficial interest. Accordingly, directors are named as beneficial owners of shares as to which they may disclaim any beneficial interest. Except as otherwise indicated in the notes to this table, the individuals possessed sole voting and investment power as to all shares of InterWest Common Stock set forth opposite their names.
(2) Shares of Richard L. Martucci, Sr. and Carol T. Martucci are owned jointly.

                        ADJOURNMENT OF SPECIAL MEETINGS

     Approval of the Agreement by InterWest shareholders requires the affirmative vote of at least a majority of the outstanding shares of InterWest Common Stock. In the event there are an insufficient number of shares of InterWest Common Stock present in person or by proxy at the Special Meeting to approve the Agreement, InterWest's Board of Directors intends to adjourn the Special Meeting to a later date provided a majority of the shares present and voting on the motion have voted in favor of such adjournment. The place and date to which the Special Meeting would be adjourned would be announced at the Special Meeting. Proxies voted against the Agreement and abstentions will not be voted to adjourn the Special Meeting. Abstentions and broker non-votes will not be voted on this matter but will not count as "no votes." If it is necessary to adjourn the Special Meeting and the adjournment is for a period of not more than 30 days from the original date of this Special Meeting, no notice of the time and place of the adjourned meeting need be given the shareholders, other than an announcement made at the Special Meeting.

     The affect of any such adjournment would be to permit InterWest to solicit additional proxies for approval of the Agreement. While such an adjournment would not invalidate any proxies previously filed as long as the record date for the adjourned meeting remained the same, including proxies filed by shareholders voting against the Agreement, an adjournment would afford InterWest the opportunity to solicit additional proxies in favor of the Agreement.

                                 OTHER MATTERS

     The board of directors of InterWest is not aware of any business to come before the Special Meeting other than those matters described above in this Prospectus. If, however, any other matters not now known should properly come before the Special Meeting, the proxy holders named in the accompany proxy will vote such proxy on such matters as determined by a majority of the Board of Directors of InterWest.

             DATE FOR SUBMISSION OF BANCGROUP STOCKHOLDER PROPOSALS

     In order to be eligible for inclusion in BancGroup's proxy solicitation materials for its 1999 annual meeting of stockholders, any stockholder proposal to take action at such meeting must be received at BancGroup's main office at One Commerce Street Post Office Box 1108, Montgomery, Alabama 36101, no later than 120 calendar days in advance of the date of March 21, 1999.

                                 LEGAL MATTERS

     Certain legal matter regarding the shares of BancGroup Common Stock of BancGroup offered hereby are being passed upon by the law firm of Miller, Hamilton, Snider & Odom, L.L.C., Mobile, Alabama, of which John C. H. Miller, Jr., a director of BancGroup, is a partner. Such firm received fees for legal services performed in 1997 of $1,659,399. John C. H. Miller, Jr., as of June 30, 1998, beneficially owned 76,704 shares of Common Stock. Mr. Miller also received employee-related compensation from BancGroup in 1997 of $43,485. Certain legal matters relating to the Merger are being passed upon for InterWest by the law firm of Lyle & Murphy, L.L.P.

                                    EXPERTS

     PricewaterhouseCoopers LLP serves as the independent accountants for BancGroup. The consolidated financial statements of BancGroup as of December 31, 1997 and 1996 and for each of the three years ended December 31, 1997 are incorporated by reference in this Prospectus in reliance upon the report of such firm, given on the authority of that firm as experts in accounting and auditing. It is not expected that a representative of such firm will be present at the Special Meeting.

     Kafoury, Armstrong & Co. serves as the independent accountants for InterWest. InterWest's consolidated financial statements as of December 31, 1997 and 1996 and for each of the three years ended December 31, 1997 are included in this Prospectus in reliance upon the report of such firm, given on the authority of that firm as experts in accounting and auditing. It is not expected that a representative of such firm will be present at the Special Meeting.

                       INTERWEST BANCORP AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AUDITED FINANCIAL STATEMENTS
INDEPENDENT AUDITOR'S REPORT................................   F-2
  Consolidated Statements of Financial Condition............   F-3
  Consolidated Statements of Income.........................   F-4
  Consolidated Statements of Changes in Stockholders'
     Equity.................................................   F-5
  Consolidated Statements of Cash Flows.....................   F-6
  Notes to Consolidated Financial Statements................   F-7
UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
  Consolidated Condensed Balance Sheets, June 30, 1998 and
     1997...................................................  F-19
  Consolidated Condensed Statements of Income for the Six
     Months Ended June 30, 1998 and 1997....................  F-20
  Consolidated Condensed Statements of Cash Flows for the
     Six Months Ended June 30, 1998 and 1997................  F-21
  Notes to Unaudited Consolidated Condensed Financial
     Statements for the Six Months Ended June 30, 1998 and
     1997...................................................  F-22

                                  [LETTERHEAD]

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
  InterWest Bancorp and Subsidiaries

     We have audited the accompanying consolidated statements of financial condition of InterWest Bancorp and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InterWest Bancorp and Subsidiaries as of December 31, 1997 and 1996, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          /s/  Kafoury, Armstrong & Co.

Carson City, Nevada
July 21, 1998

                       INTERWEST BANCORP AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           DECEMBER 31, 1997 AND 1996

                                                                 1997          1996
                                                              -----------   -----------
                                        ASSETS
Cash and due from banks.....................................  $ 6,572,762   $ 4,085,786
Federal funds sold..........................................    8,149,000     7,227,000
Loans held for sale -- Note 4...............................   13,341,023     9,958,989
Loans, net of allowance for credit losses of $822,957 and
  $583,624 for 1997 and 1996, respectively -- Notes 4 and
  5.........................................................   64,526,115    47,243,487
Premises and equipment, net -- Note 6.......................    4,760,297     4,701,586
Deferred tax asset -- Note 7................................      144,241       101,909
Other assets -- Note 8......................................    1,665,731     1,466,848
                                                              -----------   -----------
          Total Assets......................................  $99,159,169   $74,785,605
                                                              ===========   ===========
                         LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
  Demand deposits...........................................  $17,795,242   $ 8,739,063
  Savings, NOW and money market accounts....................   37,942,143    29,926,154
  Time deposits, $100,000 and over..........................    9,837,512     7,687,231
  Other time deposits.......................................   23,739,483    16,195,647
                                                              -----------   -----------
          Total Deposits....................................   89,314,380    62,548,095
                                                              -----------   -----------
Accrued expenses and other liabilities......................      660,953       514,772
Long-term debt..............................................       28,964            --
Warehouse notes payable -- Note 9...........................    1,129,070     4,310,280
                                                              -----------   -----------
          Total Liabilities.................................   91,133,367    67,373,147
                                                              -----------   -----------
Minority interest...........................................      871,356       779,108
                                                              -----------   -----------
Stockholders' equity:
  Common stock -- no par value, authorized 3,500,000 shares, issued and outstanding 3,020,021 shares and 2,992,256
     shares at December 31, 1997 and 1996, respectively.....    1,414,328     1,352,812
  Retained earnings.........................................    5,740,118     5,280,538
                                                              -----------   -----------
          Total Stockholders' Equity........................    7,154,446     6,633,350
                                                              -----------   -----------
          Total Liabilities, Minority Interest, and
            Stockholders' Equity............................  $99,159,169   $74,785,605
                                                              ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                       INTERWEST BANCORP AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
             FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

                                                             1997          1996          1995
                                                          -----------   -----------   -----------
INTEREST INCOME
  Interest and fees on loans............................  $13,865,280   $11,266,182   $11,408,500
  Interest on federal funds sold........................      254,934       366,959       435,791
  Interest on deposits with banks.......................       13,789        14,345         5,823
                                                          -----------   -----------   -----------
          Total Interest Income.........................   14,134,003    11,647,486    11,850,114
                                                          -----------   -----------   -----------
INTEREST EXPENSE
  Interest on deposits..................................    2,801,357     1,989,680     1,679,388
  Interest on long-term debt............................           --        61,468       114,298
  Interest on warehouse notes payable...................      118,352       498,713       512,560
                                                          -----------   -----------   -----------
          Total Interest Expense........................    2,919,709     2,549,861     2,306,246
                                                          -----------   -----------   -----------
          Net Interest Income...........................   11,214,294     9,097,625     9,543,868
Provision for credit losses -- Note 5...................     (270,000)      (60,000)      (70,000)
                                                          -----------   -----------   -----------
          Net Interest Income After Provision for Credit
            Losses......................................   10,944,294     9,037,625     9,473,868
                                                          -----------   -----------   -----------
OTHER INCOME
  Service charges on deposits...........................      213,558       187,323       178,128
  Unrealized gain (loss) on trading securities..........           --       477,754      (130,919)
  Realized gain (loss) on trading securities............           --      (281,542)        1,766
  Other income..........................................       73,405        53,271       117,123
                                                          -----------   -----------   -----------
                                                              286,963       436,806       166,098
                                                          -----------   -----------   -----------
OTHER EXPENSES
  Salaries and employee benefits........................    6,496,058     4,974,121     4,642,858
  Occupancy expense.....................................      693,602       578,859       603,122
  Equipment expense.....................................      350,996       239,090       218,580
  Loan origination expense..............................      927,777       756,618       898,157
  Office supplies and postage...........................      403,580       355,578       335,650
  Other expense.........................................    1,182,010       917,283     1,074,570
                                                          -----------   -----------   -----------
                                                           10,054,023     7,821,549     7,772,937
                                                          -----------   -----------   -----------
          Income Before Income Taxes....................    1,177,234     1,652,882     1,867,029
                                                          -----------   -----------   -----------
Provision for income tax expense:
  Current...............................................  $   453,709   $   504,016   $   706,129
  Deferred..............................................      (37,610)       51,536        27,320
                                                          -----------   -----------   -----------
                                                              416,099       555,552       733,449
                                                          -----------   -----------   -----------
          Net Income Before Minority Interest...........      761,135     1,097,330     1,133,580
Minority interest in income of subsidiary...............      108,254       125,569       153,498
                                                          -----------   -----------   -----------
          Net Income....................................  $   652,881   $   971,761   $   980,082
                                                          ===========   ===========   ===========
Basic earnings per share................................  $      0.22   $      0.33   $      0.34
                                                          ===========   ===========   ===========
Average shares outstanding..............................    3,006,139     2,962,146     2,923,880
                                                          ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                       INTERWEST BANCORP AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

                                                       COMMON STOCK                         TOTAL
                                                  ----------------------    RETAINED    STOCKHOLDERS'
                                                   SHARES       AMOUNT      EARNINGS       EQUITY
                                                  ---------   ----------   ----------   -------------
BALANCE, December 31, 1994......................  2,923,880   $1,218,752   $3,328,695    $4,547,447
  Net income....................................         --           --      980,082       980,082
                                                  ---------   ----------   ----------    ----------
BALANCE, December 31, 1995......................  2,923,880    1,218,752    4,308,777     5,527,529
  Net income....................................         --           --      971,761       971,761
  Issuance of shares under stock option plans...     68,376      134,060           --       134,060
                                                  ---------   ----------   ----------    ----------
BALANCE, December 31, 1996......................  2,992,256    1,352,812    5,280,538     6,633,350
  Net income....................................         --           --      652,881       652,881
  Dividends paid................................         --           --     (193,301)
  Issuance of shares under stock option plans...     27,765       61,516           --        61,516
                                                  ---------   ----------   ----------    ----------
BALANCE, December 31, 1997......................  3,020,021   $1,414,328   $5,740,118    $7,154,446
                                                  =========   ==========   ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                       INTERWEST BANCORP AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

                                                                  1997           1996          1995
                                                              ------------   ------------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $    652,881   $    971,761   $   980,082
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization...........................       398,098        262,990       218,958
    Minority interest in income of subsidiary...............       108,254        125,569       153,498
    Provision for credit (recoveries) losses................       270,000         60,000        70,000
    Provisions for losses on other real estate owned........        18,353         18,353        26,088
    (Gain) loss on sale of other real estate owned..........       (57,154)         2,941       (49,556)
    (Gain) loss on sale of fixed assets.....................       (27,612)       (13,516)       (1,364)
    (Gain) loss on sale of trading securities...............        (1,079)       281,542        (1,766)
    Proceeds from sale of trading securities................         1,079        833,782       603,914
    Unrealized (gain) loss on trading securities............            --       (477,754)      130,919
    Unrealized (gain) loss on hedged securities.............        (8,281)            --            --
    Unrealized (gain) loss on mortgage servicing rights.....          (213)           213            --
    Unrealized (gain) loss on purchase of subsidiary's
      stock.................................................        (1,876)            --            --
    (Increase) decrease in:
      Loans held for sale...................................    (3,382,034)     3,781,420    (8,478,657)
      Deferred income tax asset.............................      (105,717)        50,754        23,056
      Other assets..........................................      (222,803)      (403,663)      411,165
    Increase (decrease) in:
      Accrued expenses and other liabilities................       146,181        (59,655)      179,500
      Warehouse note payable................................    (3,181,210)    (8,656,398)    8,110,543
                                                              ------------   ------------   -----------
        Net Cash Provided (Used) by Operating Activities....    (5,393,133)    (3,221,661)    2,376,380
                                                              ------------   ------------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sale of Federal Reserve Bank stock........................            --             --        63,000
  Purchase of Federal Home Loan Bank stock..................      (245,600)       (16,200)      (18,700)
  Purchase of subsidiary's stock............................        (3,624)            --            --
  Net (increase) decrease in loans..........................   (17,552,628)   (10,596,968)   (3,354,837)
  Sale of other real estate owned...........................       798,643        647,109        38,258
  Acquisition of other real estate owned....................      (441,474)    (1,005,626)           --
  Acquisition of premises and equipment, net................      (380,138)    (3,414,299)     (176,856)
  (Increase) decrease in deposits...........................        (7,433)        (9,152)       (3,026)
  Purchase of other investments.............................       (18,594)            --            --
  Proceeds from sale of other investments...................            --        209,906            --
                                                              ------------   ------------   -----------
        Net Cash Provided (Used) by Investing Activities....   (17,850,848)   (14,185,230)   (3,452,161)
                                                              ------------   ------------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in:
    Demand deposits.........................................  $  9,056,179   $  3,009,753   $   372,453
    Savings and NOW deposits................................     8,015,989     17,477,288    (1,338,937)
    Time deposits -- $100,000 and over......................     2,150,281        704,624     1,703,964
    Other time deposits.....................................     7,543,836     (2,421,264)    2,729,551
  Payments on note payable..................................            --     (1,060,000)     (190,000)
  Payments on long-term debt................................            --         (8,382)     (310,424)
  Payments on short-term debt...............................            --       (297,113)     (316,400)
  Proceeds of long-term debt................................        28,964             --            --
  Dividends paid by subsidiary to minority stockholders.....       (10,507)       (42,025)      (46,225)
  Dividends paid to stockholders............................      (193,301)            --            --
  Sale of stock.............................................        61,516        134,060            --
                                                              ------------   ------------   -----------
        Net Cash Provided (Used) by Financing Activities....    26,652,957     17,496,941     2,603,982
                                                              ------------   ------------   -----------
        Net Increase (Decrease) in Cash and Cash
          Equivalents.......................................     3,408,976         90,050     1,528,201
CASH AND CASH EQUIVALENTS, Beginning........................    11,312,786     11,222,736     9,694,535
                                                              ------------   ------------   -----------
CASH AND CASH EQUIVALENTS, Ending...........................  $ 14,721,762   $ 11,312,786   $11,222,736
                                                              ============   ============   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the year for:
    Interest................................................  $  2,865,595   $  2,544,255   $ 2,300,794
                                                              ============   ============   ===========
    Income taxes............................................  $    420,401   $    487,446   $   699,437
                                                              ============   ============   ===========

   The accompanying notes are an integral part of these financial statements.

                       INTERWEST BANCORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1997, 1996, AND 1995

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     On March 1, 1991, InterWest Bancorp (the "Bancorp") acquired InterWest Bank (the "Bank") in a business combination accounted for as a pooling of interest. InterWest Bank became an 85.67% subsidiary of the Bancorp through the exchange of 1,769,840 shares of the Bancorp's common stock for 85.67% of the outstanding stock of InterWest Bank. Significant intercompany accounts and transactions are eliminated in the consolidation.

     Since March 1, 1991, the Bancorp has acquired more shares of the stock and now holds 85.9725% of the outstanding shares of the stock of InterWest Bank.

     Minority interest, reported in these financial statements, represents the remaining shares of common stock of InterWest Bank owned by minority stockholders.

     On August 1, 1996, the Bancorp acquired InterWest Mortgage in a business combination accounted for as a pooling of interest. InterWest Mortgage, which engages in mortgage banking activities, became a wholly-owned subsidiary of the company through the exchange of 1,154,040 shares of the company's common stock for all of the outstanding stock of InterWest Mortgage. The accompanying financial statements for 1996 are based on the assumption that the companies were combined for the full year, and financial statements of prior years have been restated to give effect to the combination. All significant intercompany transactions have been eliminated in the consolidation. Prior to the acquisition, InterWest Mortgage had a fiscal year end of February 29 and changed its year end to conform with the year end of InterWest Bancorp for the year ended December 31, 1996. Therefore, the accompanying financial statements include ten months of operations for InterWest Mortgage in the 1996 amounts and twelve months of operations for InterWest Mortgage for the 1997 and 1995 amounts.

BUSINESS OPERATIONS

     InterWest Bank is a Nevada State Chartered Bank. The Bank provides a variety of financial services to individuals and corporate customers through its branches in Reno, Sparks, and Fallon, Nevada. The Bank's primary deposit products are non-interest-bearing and interest-bearing checking accounts, savings, money market, NOW accounts, and certificates of deposit. Its primary lending products are commercial loans related to the development of single family homes and commercial properties, and single family residential loans. Accordingly, its revenues are derived primarily from these products.

     InterWest Mortgage is engaged in mortgage banking operations and is a Nonsupervised Mortgagee under approval of the U.S. Department of Housing and Urban Development (HUD). The company originates, markets and services residential real estate mortgage loans to borrowers primarily in the areas where its offices are located (Nevada, Oregon, and Idaho).

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses on loans and the valuation of real estate acquired in connection with foreclosures or

                       INTERWEST BANCORP AND SUBSIDIARIES
in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

     While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions or growth in the loan portfolio. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

STATEMENT OF CASH FLOWS

     For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

LOANS

     Loans are stated at the principal amount outstanding. Interest is accrued on a simple interest basis. Related loan fees in excess of the estimate of management of the cost of processing the loan are generally amortized into income over the applicable loan periods.

     Loans are generally placed on nonaccrual status when management determines full collectibility is uncertain, which is generally when they are past due ninety days as to either interest or principal. However, loans that are in the process of renewal in the normal course of business or are adequately secured and in the process of legal collection may not be placed, at the judgment of senior credit management, on nonaccrual status. Generally, when a loan is placed on nonaccrual status, previously accrued interest is charged back against interest income on loans. A nonaccrual loan may be restored to an accrual basis when interest and principal payments are current and when the Bank is satisfied that the loan is fully collectible.

     Loans held for sale are carried at the lower of cost or market. Market is estimated based on quoted market prices for similar loans.

ALLOWANCE FOR CREDIT LOSSES

     The allowance for credit losses is maintained at a level considered adequate based on management's overall evaluation of the inherent risks in the loan portfolio and detailed evaluations of the collectibility of specific loans.

PREMISES AND EQUIPMENT

     Buildings, leasehold improvements, furniture, fixtures and equipment are stated at cost less accumulated depreciation and amortization. Provisions for depreciation and amortization included in operating expenses are computed according to the straight-line method over the estimated useful lives of the assets.

OTHER REAL ESTATE OWNED

     Other real estate owned from foreclosure on property is valued at the lower of fair market value or the Bank's recorded investment in the related loan. Valuations are periodically performed by management, and valuation allowances are established by a charge to allowance for loss on other real estate owned if the carrying value of a property exceeds its estimated net realizable value.

                       INTERWEST BANCORP AND SUBSIDIARIES

LOAN SERVICING

     The mortgage company earns fees for servicing first mortgage loans. The fees are generally based on a percentage of the outstanding principal balances of the loans serviced and are recorded as income as the loan payments are collected.

     The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using quoted market prices of mortgage backed securities with similar terms which approximates discounted cash flows based on current market interest rates. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights exceed its fair value.

INCOME TAXES

     Deferred tax provisions/benefits are calculated for certain transactions and events because of differing treatments under generally accepted accounting principles and the currently enacted tax laws of the federal government. The results of these differences on a cumulative basis, known as temporary differences, result in the recognition and measurement of deferred tax assets and liabilities in the accompanying statement of financial condition.

     The Bancorp and Subsidiaries file a consolidated income tax return. Each provides for income tax expense based on its contribution to taxable income of the consolidated group.

NET INCOME PER SHARE OF COMMON STOCK

     Net income per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period.

DIVIDENDS

     In accordance with Nevada Revised Statutes, the company's dividend policy prohibits payments of dividends in excess of its retained earnings.

ADVERTISING COSTS

     The company expenses all advertising costs when incurred.

RECLASSIFICATION

     Certain amounts in the 1996 and 1995 financial statements have been reclassified to conform to the current year's presentation. These reclassifications have no effect on the net income, stockholders' equity or total cash flow balances previously reported.

NOTE 2 -- LOAN FUNDING AND SERVICING

     During 1997, 1996, and 1995, InterWest Mortgage funded, and subsequently sold, mortgage loans of $242,772,119, $204,985,077, and $209,002,029 respectively.

     The mortgage company's loan servicing portfolios at December 31 were as follows:

                                                     1997          1996          1995
                                                  -----------   -----------   -----------
Number of mortgage loans........................        1,037         1,002           961
                                                  ===========   ===========   ===========
Unpaid principal balance of mortgage loans......  $85,915,490   $81,741,259   $80,403,249
                                                  ===========   ===========   ===========

                       INTERWEST BANCORP AND SUBSIDIARIES

     Following is a reconciliation of the net mortgage servicing rights included in other assets on the statements of financial condition at December 31:

                                                                1997      1996     1995
                                                              --------   -------   ----
Beginning balance...........................................  $ 63,952   $    --    $--
Amount capitalized, net.....................................   148,724    71,641     --
Amortization................................................   (37,515)   (7,476)    --
Valuation allowance.........................................        --      (213)    --
                                                              --------   -------    ---
          Net Amount........................................  $175,161   $63,952    $--
                                                              ========   =======    ===

NOTE 3 -- FUNDS HELD IN TRUST

     Funds held in trust represent funds collected by the mortgage company from mortgagors for insurance premiums, real estate taxes and principal and interest collections that will be forwarded to insurance carriers, taxing authorities or permanent investors. The funds held in trust which are not included on the statements of financial condition in these financial statements are $826,559 and $811,561 as of December 31, 1997 and 1996, respectively.

NOTE 4 -- LOANS

     Details of loans held for sale as of December 31 were as follows:

                                                                 1997          1996
                                                              -----------   ----------
Loans secured by real estate................................  $13,341,023   $9,958,989
                                                              ===========   ==========

     Details of loan balances as of December 31 are summarized below:

                                                                 1997          1996
                                                              -----------   -----------
Commercial loans............................................  $11,865,677   $ 5,047,432
Loans secured by real estate................................   51,312,224    41,205,983
Consumer installment loans..................................    2,200,368     1,781,349
Lease financing.............................................      224,945        80,384
All other loans.............................................       86,128        11,851
                                                              -----------   -----------
                                                               65,689,342    48,126,999
Deferred loan fees..........................................     (311,652)     (283,722)
Allowance for credit losses.................................     (822,957)     (583,624)
Unearned income.............................................      (28,618)      (16,166)
                                                              -----------   -----------
                                                              $64,526,115   $47,243,487
                                                              ===========   ===========

NOTE 5 -- ALLOWANCE FOR CREDIT LOSSES

     The following schedule shows the changes in the allowance for credit losses:

                                                           1997       1996       1995
                                                         --------   --------   --------
BALANCE, Beginning of Year.............................  $583,624   $538,049   $463,749
  Provision charged to operating expense...............   270,000     60,000     70,000
  Recoveries of loans previously charged off...........     4,072      3,867      7,810
  Loans charged off....................................   (34,739)   (18,292)    (3,510)
                                                         --------   --------   --------
BALANCE, End of Year...................................  $822,957   $583,624   $538,049
                                                         ========   ========   ========

                       INTERWEST BANCORP AND SUBSIDIARIES

     Impairment of loans having carrying values of $637,452 and $99,204 at December 31, 1997 and 1996, respectively, has been recognized in conformity with FASB Statement No. 114, Accounting by Creditors for Impairment of a Loan. The total allowance for credit losses related to those loans was $63,745 and $9,904. For impairment recognized in conformity with FASB Statement No. 114, the entire change in present value of expected cash flows is reported as provision for credit losses in the same manner in which impairment initially was recognized or as a reduction in the amount of provision for credit losses that otherwise would be reported.

     During 1997 and 1996, the average recorded investment in impaired loans was $368,328 and $194,810, respectively. The amount of interest income recognized during 1997 and 1996 on impaired loans was approximately $0, since cash receipts on impaired loans are recognized as a reduction of the loan investment.

     The risk of loss varies with the type of loan being made and the financial condition of the borrower throughout the term of the loan.

NOTE 6 -- PREMISES AND EQUIPMENT

     Premises and equipment owned consisted of the following at December 31:

                                                                 1997         1996
                                                              ----------   ----------
Land........................................................  $1,184,096   $1,184,096
Building and improvements...................................   2,911,093    2,902,241
Furniture, fixtures, and equipment..........................   2,535,077    2,354,958
                                                              ----------   ----------
                                                               6,630,266    6,441,295
  Less: Accumulated depreciation and amortization...........   1,869,969    1,739,709
                                                              ----------   ----------
                                                              $4,760,297   $4,701,586
                                                              ==========   ==========

     Depreciation and amortization expense for the years 1997, 1996, and 1995 amounted to $398,098, $262,990, and $218,958, respectively.

NOTE 7 -- INCOME TAXES

     A reconciliation of income tax at the statutory rate to the Company's effective rate is as follows:

                                                           1997       1996      1995
                                                           -----     ------     -----
Statutory rate...........................................   34.0%     34.0%      34.0%
Capital loss carryforward with no expected future
  benefit................................................    0.0       0.0        4.6
Benefit of capital loss carryforward.....................    0.0      (1.1)       0.0
Nondeductible expenses...................................    1.3        .5         .3
          Other, net.....................................    0.0        .2         .3
                                                           -----     -----      -----
                                                            35.3%     33.6%      39.3%
                                                           =====     =====      =====

                       INTERWEST BANCORP AND SUBSIDIARIES

     Deferred income taxes result from temporary differences in the basis of assets and liabilities for financial reporting and income taxes. The source of these temporary differences and their resulting effect on income tax expense is as follows:

                                                           1997       1996       1995
                                                         --------   --------   --------
Provision for loan losses..............................  $(91,800)  $(20,400)  $(23,800)
Provision for other real estate owned losses...........    (6,240)    (1,856)    (8,870)
Mortgage servicing rights..............................    36,747     21,744         --
Sale of assets.........................................    15,914      3,911       (375)
Unrealized gain/loss on securities.....................        --     44,236     44,512
Other, net.............................................     7,769      3,901     15,853
                                                         --------   --------   --------
                                                         $(37,610)  $ 51,536   $ 27,320
                                                         ========   ========   ========

     Significant components of the deferred tax liabilities and assets at December 31 are as follows:

                                                                1997       1996
                                                              --------   --------
Deferred tax liabilities:
  Depreciation..............................................  $ 99,338   $ 80,512
  Mortgage servicing rights.................................    59,555     21,816
                                                              --------   --------
                                                               158,893    102,328
                                                              --------   --------
Deferred tax assets:
  Loan loss reserve.........................................   233,883    142,083
  Other real estate owned reserve...........................    46,419     40,179
  Other.....................................................    22,832     21,975
                                                              --------   --------
                                                               303,134    204,237
                                                              --------   --------
Net deferred tax asset......................................  $144,241   $101,909
                                                              ========   ========

NOTE 8 -- OTHER ASSETS

     Other assets consist of the following at December 31:

                                                                 1997         1996
                                                              ----------   ----------
Interest receivable.........................................  $  394,352   $  332,117
Other receivables...........................................     199,023      128,569
Federal Home Loan Bank stock................................     398,900      153,300
Other real estate owned, net of valuation allowance of
  $136,527 and $118,174, respectively.......................     316,988      613,668
Mortgage servicing rights...................................     175,161       63,952
Other.......................................................     181,307      175,242
                                                              ----------   ----------
                                                              $1,665,731   $1,466,848
                                                              ==========   ==========

NOTE 9 -- WAREHOUSE NOTES PAYABLE

     The mortgage company finances the funding of mortgage loans through short-term warehouse lines of credit. Such borrowings are collateralized by mortgage loans with a carrying amount of $1,160,346 and $4,741,957 at December 31, 1997 and 1996, respectively. Interest is charged at rates of .375% to 1.00% above each bank's prime interest rate. The U.S. Bank agreement provided for a line of credit in the amount of $7,000,000 and matures on May 31, 1999. The agreement with Franklin Federal Bancorp provided for a line of credit in the amount of $8,500,000. The agreement terminated during 1997 at its maturity.

                       INTERWEST BANCORP AND SUBSIDIARIES

     Warehouse notes payable consist of the following at December 31:

                                                                 1997         1996
                                                              ----------   ----------
U.S. Bank...................................................  $1,129,070   $1,370,145
Franklin Federal Bancorp....................................          --    2,940,135
                                                              ----------   ----------
                                                              $1,129,070   $4,310,280
                                                              ==========   ==========

NOTE 10 -- CREDIT ARRANGEMENT

     The Bank subsidiary had a credit line with the Federal Home Loan Bank of San Francisco (FHLB), whereby the Bank could borrow certain amounts based on the amount of collateral pledged. This credit line required the Bank to maintain certain collateral maintenance, credit, and other requirements as set forth by FHLB. The line was secured by mortgage loans with a carrying value of $9,917,000 as of December 31, 1996, which gave the Bank the ability to borrow $6,257,650. There were no borrowings on this line during 1996. The Bank closed this line of credit during 1997 because of a change in reporting requirements for FHLB.

NOTE 11 -- COMMITMENTS AND CONTINGENT LIABILITIES

     The Bancorp's financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk, and liquidity risk. These commitments and contingent liabilities are commitments to extend credit, commercial letters of credit, and standby letters of credit. A summary of the Bank's commitments and contingent liabilities at December 31 is as follows:

                                                     1997          1996          1995
                                                  -----------   -----------   -----------
Commitments to extend credit....................  $23,625,798   $17,403,265   $12,074,000
Letters of credit...............................    1,535,810     1,209,489       477,264
                                                  -----------   -----------   -----------
                                                  $25,161,608   $18,612,754   $12,551,264
                                                  ===========   ===========   ===========

     Commitments to extend credit and letters of credit include exposure to some credit loss in the event of nonperformance of the customer. The Bank's credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recorded on the statements of condition. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Bank. The Bank has not been required to perform on any financial guarantees during the past three years. The Bank did not incur any significant losses on its commitments in 1997, 1996 or 1995.

     The Bancorp is involved in ongoing litigation arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Bancorp's financial condition.

NOTE 12 -- LEASE COMMITMENTS

     The companies rent office space and equipment under various operating leases. Substantially all rental expense reported in the accompanying statements of income is attributable to minimum rent under such leases.

                       INTERWEST BANCORP AND SUBSIDIARIES

     Future minimum payments by year under operating leases with initial or remaining noncancellable terms of one year or more, consisted of the following at December 31, 1997:

1998........................................................  $  373,140
1999........................................................     273,740
2000........................................................     215,815
2001........................................................     210,812
2002........................................................     198,215
Future years................................................     455,777
                                                              ----------
          Total Minimum Future Rental Payments..............  $1,727,499
                                                              ==========

     Total rental expense included in the statements of income for 1997, 1996, and 1995 was $332,410, $291,979, and $435,303, respectively.

NOTE 13 -- RELATED PARTY TRANSACTIONS

     Certain directors and officers of InterWest Bancorp and Subsidiaries and their associates were customers of, and had transactions with, the Bank in the ordinary course of business during 1997, 1996, and 1995.

NOTE 14 -- CONCENTRATION OF CREDIT RISK

     The Bank grants residential loans and other types of loans to customers throughout Nevada. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' abilities to honor their contracts is dependent on the economic conditions in Nevada.

     The mortgage company originates residential mortgage loans to customers in Nevada, Idaho, and Oregon. Accordingly, the company's ability to originate additional loans is dependent on the economic conditions in these areas.

NOTE 15 -- EMPLOYEE BENEFIT PLANS

     The company has a Profit Sharing and Thrift Plan (including Section 401(k) provisions of the Internal Revenue Code). The Plan is available to all employees who meet certain service requirements. The Profit Sharing and Thrift Plan contains a matching provision, whereby the company can partially match employee contributions to the 401(k) Plan. Contributions to the Plan for 1997, 1996, and 1995 were not material.

NOTE 16 -- STOCK OPTION PLAN

     During 1996, the company adopted a key employee stock option plan. The exercise price of each option is equal to the market price of the company's stock on the date of exercise of the option. Since the strike price of the option is the same as the fair value of the stock, no compensation cost is recorded in accordance with FASB Statement No. 123. The maximum term of the options is five years, and they vest immediately upon issuance. During 1996, 130,000 options were issued, 68,376 options were exercised at strike prices ranging from $1.88 to $2.18 per share. There were 61,624 options outstanding at December 31, 1996.

     During 1997, 174,000 options were issued and 18,765 were exercised at strike prices ranging from $2.17 to $2.35 per share. All unexercised options at December 31, 1997 that were issued during 1997, expired on December 31, 1997. In addition, 9,000 options issued in 1996 were exercised during 1997 at strike prices ranging from $2.17 to $2.35 per share.

     There were 52,624 options outstanding at December 31, 1997.

                       INTERWEST BANCORP AND SUBSIDIARIES

NOTE 17 -- REGULATORY MATTERS

     The Bancorp's subsidiary (InterWest Bank) is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 1997, the most recent notification from the federal banking agencies categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

     The Bank's actual capital amounts and ratios are presented below.

                                                                                      TO BE WELL
                                                                                   CAPITALIZED UNDER
                                                              FOR CAPITAL          PROMPT CORRECTIVE
                                           ACTUAL          ADEQUACY PURPOSES       ACTION PROVISIONS
                                     ------------------   -------------------     -------------------
                                       AMOUNT     RATIO     AMOUNT      RATIO       AMOUNT      RATIO
                                     ----------   -----   -----------   -----     -----------   -----
As of December 31, 1997:
  Total Capital
     (to Risk Weighted Assets).....  $7,036,000    9.1%   >=$6,187,000   >=8.0%   >=$7,734,000   >=10.0%
  Tier I Capital
     (to Risk Weighted Assets).....   6,213,000    8.0     >=3,094,000   >=4.0     >=4,641,000    >=6.0
  Tier I Capital
     (to Average Assets)...........   6,213,000    7.1     >=3,318,000   >=4.0     >=4,148,000    >=5.0
As of December 31, 1996:
  Total Capital
     (to Risk Weighted Assets).....  $6,099,000   11.1%   >=$4,398,000   >=8.0%   >=$5,498,000   >=10.0%
  Tier I Capital
     (to Risk Weighted Assets).....   5,515,000   10.0     >=2,199,000   >=4.0     >=3,299,000    >=6.0
  Tier I Capital
     (to Average Assets)...........   5,515,000    9.3     >=2,360,000   >=4.0     >=2,950,000    >=5.0

NOTE 18 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No. 107, "Disclosures about Fair Values of Financial Instruments," requires disclosure of information about the fair value of financial instruments for which it is practicable to estimate a value, whether or not recognized in the statement of condition. Whenever possible, quoted market prices are used to estimate fair values. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Therefore, in many cases, the estimated fair values may not be realized in an immediate sale of the instruments.

                       INTERWEST BANCORP AND SUBSIDIARIES

     SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate of the estimated fair value amounts is not intended to represent the underlying value of the Bancorp.

     The carrying amounts and the estimated fair values are as follows:

                                                                  DECEMBER 31, 1997
                                                              -------------------------
                                                               CARRYING      ESTIMATED
                                                                AMOUNT      FAIR VALUE
                                                              -----------   -----------
Assets:
  Cash and cash equivalents.................................  $14,721,762   $14,721,762
  Federal Home Loan Bank Stock..............................      398,900       398,900
  Loans receivable..........................................   77,867,138    77,945,604
                                                              -----------   -----------
          Total Asset Financial Instruments.................  $92,987,800   $93,066,266
                                                              ===========   ===========
Liabilities:
  Deposits..................................................  $89,314,380   $89,336,585
  Long-term debt............................................       28,964        28,964
  Warehouse note payable....................................    1,129,070     1,129,070
                                                              -----------   -----------
          Total Liability Financial Instruments.............  $90,472,414   $90,494,619
                                                              ===========   ===========

                                                                  DECEMBER 31, 1996
                                                              -------------------------
                                                               CARRYING      ESTIMATED
                                                                AMOUNT      FAIR VALUE
                                                              -----------   -----------
Assets:
  Cash and cash equivalents.................................  $11,312,786   $11,312,786
  Federal Home Loan Bank Stock..............................      153,300       153,300
  Loans receivable..........................................   57,202,476    57,253,200
                                                              -----------   -----------
          Total Asset Financial Instruments.................  $68,668,562   $68,719,286
                                                              ===========   ===========
Liabilities:
  Deposits..................................................  $62,548,095   $62,563,889
  Warehouse notes payable...................................    4,310,280     4,310,280
                                                              -----------   -----------
          Total Liability Financial Instruments.............  $66,858,375   $66,874,169
                                                              ===========   ===========

     The following methods and assumptions were used by the Bancorp in estimating its fair value disclosures for financial instruments.

CASH AND CASH EQUIVALENTS

     The carrying amounts reported in the statement of financial condition for cash and cash equivalents approximate those assets' fair values.

FEDERAL HOME LOAN BANK STOCK

     Fair value for Federal Home Loan Bank stock is based on its par value since it is redeemable at par.

LOANS RECEIVABLE

     For variable-rate loans that re-price frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values of fixed-rate mortgage loans are based on quoted market prices of similar loans sold, adjusted for differences in loan characteristics. The fair values of other fixed-rate loans are

                       INTERWEST BANCORP AND SUBSIDIARIES
estimated using discounted cash flow analysis, at interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

DEPOSIT LIABILITIES

     The carrying amounts for interest-bearing and non-interest-bearing demand, savings, money market, and NOW accounts approximate those liabilities' fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

LONG-TERM DEBT

     The fair value of long-term debt is calculated based on the discounted value of contracted cash flows. The discount rate is estimated using the rates currently available for similar debt with similar maturities.

WAREHOUSE NOTES PAYABLE

     The carrying value of the warehouse note payable approximates its fair value because of the relatively short-term nature of the instrument.

NOTE 19 -- PARENT COMPANY STATEMENTS

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1997           1996
                                                              ------------   ------------
Condensed Balance Sheets:
  Assets:
     Cash...................................................   $   74,569     $  132,855
     Due from subsidiaries..................................           --          1,420
     Investment in bank subsidiary..........................    5,340,861      4,735,829
     Investment in non-bank subsidiary......................    1,731,597      1,752,650
     Other assets...........................................       79,491         39,096
                                                               ----------     ----------
          Total Assets......................................   $7,226,518     $6,661,850
                                                               ==========     ==========
Liabilities and Stockholders' Equity:
  Liabilities:
     Due to subsidiaries....................................   $   72,145     $   28,046
     Other liabilities......................................           --            454
                                                               ----------     ----------
                                                                   72,145         28,500
  Stockholders' equity......................................    7,154,373      6,633,350
                                                               ----------     ----------
          Total Liabilities and Stockholders' Equity........   $7,226,518     $6,661,850
                                                               ==========     ==========

                                                                        DECEMBER 31,
                                                             -----------------------------------
                                                               1997         1996         1995
                                                             ---------   -----------   ---------
Condensed Statements of Income:
  Cash dividends from bank subsidiary......................  $  63,863   $   255,450   $ 255,228
  Cash dividends from non-bank subsidiary..................     14,670       847,600          --
  Interest income..........................................      2,421         1,664       1,468
  Other income.............................................      1,876            --          --
  Expenses.................................................     (8,502)      (48,954)    (80,412)
                                                             ---------   -----------   ---------
  Income before equity in undistributed net income of
     subsidiaries..........................................     74,328     1,055,760     176,284

                       INTERWEST BANCORP AND SUBSIDIARIES

                                                                        DECEMBER 31,
                                                             -----------------------------------
                                                               1997         1996         1995
                                                             ---------   -----------   ---------
  Equity in undistributed net income loss of
     subsidiaries..........................................  $ 578,553   $   (83,999)  $ 803,798
                                                             ---------   -----------   ---------
          Net Income.......................................  $ 652,881   $   971,761   $ 980,082
                                                             =========   ===========   =========
Condensed Statements of Cash Flows:
  Cash flows from operating activities:
     Net income............................................  $ 652,881   $   971,761   $ 980,082
     Adjustments to reconcile net income to net cash
       provided by operating activities:
       Equity in undistributed net income of
          subsidiaries.....................................   (578,553)       83,999    (803,798)
          Amortization.....................................         --           691       4,104
          Unrealized (gain) on purchase of subsidiary's
            stock..........................................     (1,873)           --          --
          Change in due from subsidiaries..................      1,420         7,889      41,718
          Change in other assets...........................    (40,395)      (27,344)    (11,752)
          Change in due to subsidiaries....................     44,099        28,046          --
          Change in other liabilities......................       (455)      (17,851)    (57,062)
                                                             ---------   -----------   ---------
          Net Cash Provided (Used) by Operating
            Activities.....................................     77,124     1,047,191     153,292
                                                             ---------   -----------   ---------
Cash Flows from Investing Activities:
  Purchase of subsidiary stock.............................     (3,624)           --          --
                                                             ---------   -----------   ---------
          Net Cash Provided (Used) by Investing
            Activities.....................................     (3,624)           --          --
                                                             ---------   -----------   ---------
Cash Flows from Financing Activities:
  Sale of stock............................................     61,516       134,060          --
  Dividends paid...........................................   (193,302)           --          --
  Payments on note payable.................................         --    (1,060,000)   (190,000)
                                                             ---------   -----------   ---------
          Net Cash Provided (Used) by Financing
            Activities.....................................   (131,786)     (925,940)   (190,000)
                                                             ---------   -----------   ---------
          Net Increase (Decrease) in Cash..................    (58,286)      121,251     (36,708)
Cash, beginning of year....................................    132,855        11,604      48,312
                                                             ---------   -----------   ---------
Cash, end of year..........................................  $  74,569   $   132,855   $  11,604
                                                             =========   ===========   =========

NOTE 20 -- SUBSEQUENT EVENTS

     During June of 1998, Colonial Bancgroup, Inc. announced its plan to acquire InterWest Bancorp. In the transaction, each share of InterWest Bancorp stock will be exchanged for .2357 shares of Colonial Bancgroup, Inc. stock. The acquisition is contingent upon approval by the stockholders of both companies and the applicable regulatory agencies.

                       INTERWEST BANCORP AND SUBSIDIARIES

                UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEETS

                                                                   JUNE 30,
                                                              ------------------
                                                                1998      1997
                                                              --------   -------
                                                                (IN THOUSANDS)
                                     ASSETS
Cash and due from banks.....................................  $  6,088   $ 4,723
Federal funds sold..........................................    22,896     2,574
Investment securities available for sale....................       297       207
Loans receivable (net of allowance for loan losses, deferred loan fees and unearned discounts of $1,317 in 1998 and
  $996 in 1997).............................................    94,585    65,034
Premises and equipment, net.................................     4,735     4,694
Other assets................................................     1,853     1,528
                                                              --------   -------
          Total assets......................................  $130,454   $78,760
                                                              ========   =======
                                  LIABILITIES
Deposits:
  Non-interest bearing demand deposits......................  $ 25,116   $14,683
  Savings, NOW and money market accounts....................    41,299    36,710
  Time deposits, $100,000 and over..........................    21,880     5,739
  Other time deposits.......................................    27,433    10,865
                                                              --------   -------
          Total deposits....................................   115,728    67,997
Accrued expenses and other liabilities......................       791       540
Long-term debt..............................................        26        32
Warehouse notes payable.....................................     5,216     2,653
                                                              --------   -------
          Total liabilities.................................   121,761    71,222
                                                              --------   -------
Minority interest...........................................       936       818
                                                              --------   -------
Stockholders' equity:
  Common stock -- no par value, authorized 3,500,000 shares, issued and outstanding 3,075,075 shares and 3,013,721
     shares at June 30, 1998 and 1997, respectively.........     1,547     1,399
  Retained earnings.........................................     6,210     5,321
                                                              --------   -------
          Total Stockholders Equity.........................     7,757     6,720
                                                              --------   -------
          Total Liabilities, Minority Interest, and
           Stockholders Equity..............................  $130,454   $78,760
                                                              ========   =======

See accompanying notes to unaudited consolidated condensed financial statements.

                       INTERWEST BANCORP AND SUBSIDIARIES

             UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF INCOME

                                                              SIX MONTHS ENDED JUNE 30,
                                                              -------------------------
                                                                 1998          1997
                                                              -----------   -----------
                                                                   (IN THOUSANDS)
INTEREST INCOME
  Interest and fees on loans................................  $    8,154    $    6,208
  Interest on federal funds sold............................         334           163
  Interest on deposits with banks...........................          12             5
                                                              ----------    ----------
          Total Interest Income.............................       8,500         6,376
                                                              ----------    ----------
INTEREST EXPENSE
  Interest on deposits......................................       2,054         1,260
  Interest on long-term debt................................           1             7
  Interest on warehouse notes payable.......................         144            79
                                                              ----------    ----------
          Total Interest Expense............................       2,199         1,346
                                                              ----------    ----------
     Net Interest Income....................................       6,301         5,030
Provision for credit losses.................................         126           150
                                                              ----------    ----------
     Net Interest Income After Provision for Credit
      Losses................................................       6,175         4,880
                                                              ----------    ----------
OTHER INCOME
  Service Charges on deposits...............................         105           107
  Realized gain (loss) on trading securities................           0             1
  Other income..............................................         128           124
                                                              ----------    ----------
          Total Noninterest Income..........................         233           232
                                                              ----------    ----------
OTHER EXPENSES
  Salaries and employee benefits............................       3,368         2,955
  Occupancy and equipment expense...........................         589           554
  Other expense.............................................       1,517         1,175
                                                              ----------    ----------
          Total Noninterest Expense.........................       5,474         4,684
                                                              ----------    ----------
     Income Before Income Taxes.............................         934           428
Provision for income tax expense............................         319           145
                                                              ----------    ----------
          Net Income Before Minority Interest...............         615           283
Minority Interest in income of subsidiary...................          70            49
                                                              ----------    ----------
          Net Income........................................  $      545    $      234
                                                              ==========    ==========
Earnings per share..........................................  $     0.18    $     0.08
                                                              ==========    ==========
Weighted average number of common shares outstanding........   3,027,431     2,997,080
                                                              ==========    ==========

See accompanying notes to unaudited consolidated condensed financial statements.

                       INTERWEST BANCORP AND SUBSIDIARIES

           UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              ------------------
                                                                1998      1997
                                                              --------   -------
                                                                (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income................................................  $    545   $   234
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................       223       202
     Minority interest in income of subsidiary..............        70        49
     Provision for credit (recoveries) losses...............       126       150
     (Gain) loss on sale of fixed assets....................       (10)      (14)
     (Increase) decrease in:
       Loans held for sale..................................    (5,439)   (1,628)
       Other assets.........................................      (296)     (132)
     Increase (decrease) in:
       Accrued expenses and other liabilities...............       152        24
       Warehouse note payable...............................     4,087    (1,657)
                                                              --------   -------
          Net Cash Provided (Used) by Operating
           Activities.......................................      (542)   (2,772)
                                                              --------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase (Sale) of Federal Home Loan Bank stock...........       102       (54)
  Purchase of subsidiary stock..............................        (3)        0
  Net (increase) decrease in loans..........................   (11,620)   (6,425)
  Sale of other real estate owned...........................         0       182
  Acquisition of other real estate owned....................         0      (119)
  Acquisition of premises and equipment, net................      (153)     (163)
  (Increase) decrease in deposits...........................        11        11
                                                              --------   -------
          Net Cash Provided (Used) by Investing
           Activities.......................................   (11,663)   (6,568)
                                                              --------   -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase (decrease) in:
     Demand deposits........................................     7,321     5,944
     Savings, NOW and Money Market deposits.................     3,357     6,784
     Time Deposits -- $100,000 and over.....................    12,042    (1,949)
     Other time deposits....................................     3,693    (5,330)
  Net proceeds (payments) on long term debt.................        (3)       32
  Dividends paid by subsidiary to minority stockholders.....         0       (11)
  Dividends paid to stockholders............................       (76)     (193)
  Sale of stock.............................................       133        47
                                                              --------   -------
          Net Cash Provided (Used) by Financing
           Activities.......................................    26,467     5,324
                                                              --------   -------
          Net Increase (Decrease) in Cash and Cash
           Equivalents......................................    14,262    (4,016)
CASH AND CASH EQUIVALENTS, Beginning........................    14,722    11,313
                                                              --------   -------
CASH AND CASH EQUIVALENTS, Ending...........................  $ 28,984   $ 7,297
                                                              ========   =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
     Cash paid during the period for:
       Interest.............................................  $  2,128   $ 1,357
                                                              ========   =======
       Income Taxes.........................................  $    267   $   167
                                                              ========   =======

See accompanying notes to unaudited consolidated condensed financial statements.

                       INTERWEST BANCORP AND SUBSIDIARIES

         NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                    SIX MONTHS ENDED JUNE 30, 1998 AND 1997

1. BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions for interim financial statements and do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the years ended December 31, 1997 and 1996. In the opinion of the Company, the financial statements reflect all adjustments which are of a normal recurring nature and which are necessary to present fairly the financial position of the Company as of June 30, 1998 and the results of operations for the six months ended June 30, 1998 and 1997, and cash flows for the six months ended June 30, 1998 and 1997. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of the results which may be expected for the entire fiscal year.

2. STOCK OPTIONS

     In April, 1998, 33,000 non-qualified stock options were issued to employees at an exercise price to be determined based upon book value information available at each quarter end. As of June 30, 1998, 27.27% were vested. No compensation expense has been recorded as it is assumed that book value is the equivalent of market value due to the lack of trading.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                         THE COLONIAL BANCGROUP, INC.,

                                      AND

                               INTERWEST BANCORP

                                  DATED AS OF

                                 JUNE 16, 1998

                               TABLE OF CONTENTS

CAPTION                                                       PAGE
-------                                                       -----
ARTICLE 1 -- NAME
   1.1   Name...............................................    A-1
ARTICLE 2 -- MERGER -- TERMS AND CONDITIONS
   2.1   Applicable Law.....................................    A-1
   2.2   Corporate Existence................................    A-1
   2.3   Articles of Incorporation and Bylaws...............    A-2
   2.4   Resulting Corporation's Officers and Board.........    A-2
   2.5   Stockholder Approval...............................    A-2
   2.6   Further Acts.......................................    A-2
   2.7   Effective Date and Closing.........................    A-2
   2.8   Subsidiary Bank Merger.............................    A-2
   2.9   Purchase of Minority Interest of Bank..............    A-2
ARTICLE 3 -- CONVERSION OF ACQUIRED CORPORATION STOCK
   3.1   Conversion of Acquired Corporation Stock...........    A-3
   3.2   Surrender of Acquired Corporation Stock............    A-3
   3.3   Fractional Shares..................................    A-4
   3.4   Adjustments........................................    A-4
   3.5   BancGroup Stock....................................    A-4
   3.6   Dissenting Rights..................................    A-4
ARTICLE 4 -- REPRESENTATIONS, WARRANTIES AND COVENANTS OF
             BANCGROUP
   4.1   Organization.......................................    A-4
   4.2   Capital Stock......................................    A-4
   4.3   Financial Statements; Taxes........................    A-5
   4.4   No Conflict with Other Instrument..................    A-5
   4.5   Absence of Material Adverse Change.................    A-5
   4.6   Approval of Agreement..............................    A-6
   4.7   Tax Treatment......................................    A-6
   4.8   Title and Related Matters..........................    A-6
   4.9   Subsidiaries.......................................    A-6
   4.10  Contracts..........................................    A-6
   4.11  Litigation.........................................    A-6
   4.12  Compliance.........................................    A-7
   4.13  Registration Statement.............................    A-7
   4.14  SEC Filings........................................    A-7
   4.15  Form S-4...........................................    A-7
   4.16  Brokers............................................    A-7
   4.17  Government Authorization...........................    A-7
   4.18  Absence of Regulatory Communications...............    A-7
   4.19  Disclosure.........................................    A-7
ARTICLE 5 -- REPRESENTATIONS, WARRANTIES AND COVENANTS OF
             ACQUIRED CORPORATION
   5.1   Organization.......................................    A-8
   5.2   Capital Stock......................................    A-8
   5.3   Subsidiaries.......................................    A-8
   5.4   Financial Statements; Taxes........................    A-8
   5.5   Absence of Certain Changes or Events...............    A-9
   5.6   Title and Related Matters..........................   A-10
   5.7   Commitments........................................   A-11

CAPTION                                                       PAGE
-------                                                       -----
   5.8   Charter and Bylaws.................................   A-11
   5.9   Litigation.........................................   A-11
   5.10  Material Contract Defaults.........................   A-12
   5.11  No Conflict with Other Instrument..................   A-12
   5.12  Governmental Authorization.........................   A-12
   5.13  Absence of Regulatory Communications...............   A-12
   5.14  Absence of Material Adverse Change.................   A-12
   5.15  Insurance..........................................   A-12
   5.16  Pension and Employee Benefit Plans.................   A-12
   5.17  Buy-Sell Agreements................................   A-13
   5.18  Brokers............................................   A-13
   5.19  Approval of Agreements.............................   A-13
   5.20  Disclosure.........................................   A-13
   5.21  Registration Statement.............................   A-13
   5.22  Loans; Adequacy of Allowance for Loan Losses.......   A-13
   5.23  Environmental Matters..............................   A-13
   5.24  Transfer of Shares.................................   A-14
   5.25  Collective Bargaining..............................   A-14
   5.26  Labor Disputes.....................................   A-14
   5.27  Derivative Contracts...............................   A-14
   5.28  Non-Terminable Contracts and Severance
         Agreements.........................................   A-14
ARTICLE 6 -- ADDITIONAL COVENANTS
   6.1   Additional Covenants of BancGroup..................   A-15
   6.2   Additional Covenants of Acquired Corporation.......   A-16
ARTICLE 7 -- MUTUAL COVENANTS AND AGREEMENTS
   7.1   Best Efforts; Cooperation..........................   A-18
   7.2   Press Release......................................   A-18
   7.3   Mutual Disclosure..................................   A-19
   7.4   Access to Properties and Records...................   A-19
   7.5   Notice of Adverse Changes..........................   A-19
ARTICLE 8 -- CONDITIONS TO OBLIGATIONS OF ALL PARTIES
   8.1   Approval by Shareholders...........................   A-19
   8.2   Regulatory Authority Approval......................   A-19
   8.3   Litigation.........................................   A-20
   8.4   Registration Statement.............................   A-20
   8.5   Tax Opinion........................................   A-20
ARTICLE 9 -- CONDITIONS TO OBLIGATIONS OF ACQUIRED
             CORPORATION
   9.1   Representations, Warranties and Covenants..........   A-20
   9.2   Adverse Changes....................................   A-21
   9.3   Closing Certificate................................   A-21
   9.4   Opinion of Counsel.................................   A-21
   9.5   NYSE Listing.......................................   A-21
   9.6   Other Matters......................................   A-21
   9.7   Material Events....................................   A-21
ARTICLE 10 -- CONDITIONS TO OBLIGATIONS OF BANCGROUP
  10.1   Representations, Warranties and Covenants..........   A-22
  10.2   Adverse Changes....................................   A-22
  10.3   Closing Certificate................................   A-22
  10.4   Opinion of Counsel.................................   A-22
  10.5   Controlling Shareholders...........................   A-23

CAPTION                                                       PAGE
-------                                                       -----
  10.6   Other Matters......................................   A-23
  10.7   Dissenters.........................................   A-23
  10.8   Material Events....................................   A-23
  10.9   Pooling of Interest................................   A-23
  10.10  Employment Agreement...............................   A-23
  10.11  Minority Shares....................................   A-23
ARTICLE 11 -- TERMINATION OF REPRESENTATIONS AND
              WARRANTIES....................................   A-23
ARTICLE 12 -- NOTICES.......................................   A-24
ARTICLE 13 -- AMENDMENT OR TERMINATION
  13.1   Amendment..........................................   A-24
  13.2   Termination........................................   A-24
  13.3   Damages............................................   A-25
ARTICLE 14 -- DEFINITIONS...................................   A-25
ARTICLE 15 -- MISCELLANEOUS
  15.1   Expenses...........................................   A-29
  15.2   Benefit and Assignment.............................   A-30
  15.3   Governing Law......................................   A-30
  15.4   Counterparts.......................................   A-30
  15.5   Headings...........................................   A-30
  15.6   Severability.......................................   A-30
  15.7   Construction.......................................   A-30
  15.8   Return of Information..............................   A-30
  15.9   Equitable Remedies.................................   A-30
  15.10  Attorneys' Fees....................................   A-30
  15.11  No Waiver..........................................   A-30
  15.12  Remedies Cumulative................................   A-31
  15.13  Entire Contract....................................   A-31

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of this the 16th day of June 1998, by and between INTERWEST BANCORP ("Acquired Corporation"), a Nevada corporation, and THE COLONIAL BANCGROUP, INC. ("BancGroup"), a Delaware corporation.

                              W I T N E S S E T H

     WHEREAS, Acquired Corporation operates as a bank holding company for its 86.1% owned subsidiary, InterWest Bank (the "Bank"), with its principal office in Reno, Nevada and its wholly owned subsidiary, InterWest Mortgage (the "Mortgage Company"), with its principal office located in Reno, Nevada, and

     WHEREAS, BancGroup is a bank holding company with a Subsidiary bank, Colonial Bank, operating in Alabama, Florida, Georgia and Tennessee; and

     WHEREAS, Acquired Corporation wishes to merge with BancGroup; and

     WHEREAS, it is the intention of BancGroup and Acquired Corporation that such Merger shall qualify for federal income tax purposes as a "reorganization" within the meaning of section 368(a) of the Code, as defined herein;

     NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Parties hereto agree as follows:

                                   ARTICLE 1

                                      NAME

     1.1 Name. The name of the corporation resulting from the Merger shall be "The Colonial BancGroup, Inc."

                                   ARTICLE 2

                         MERGER -- TERMS AND CONDITIONS

     2.1 Applicable Law. On the Effective Date, Acquired Corporation shall be merged with and into BancGroup (herein referred to as the "Resulting Corporation" whenever reference is made to it as of the time of merger or thereafter). The Merger shall be undertaken pursuant to the provisions of and with the effect provided in the Delaware General Corporation Law (the "DGCL") and, to the extent applicable, the Nevada Revised Statutes (the "NRS"). The offices and facilities of Acquired Corporation and of BancGroup shall become the offices and facilities of the Resulting Corporation.

     2.2 Corporate Existence. On the Effective Date, the corporate existence of Acquired Corporation and of BancGroup shall, as provided in the DGCL and the NRS, be merged into and continued in the Resulting Corporation, and the Resulting Corporation shall be deemed to be the same corporation as Acquired Corporation and BancGroup. All rights, franchises and interests of Acquired Corporation and BancGroup, respectively, in and to every type of property (real, personal and mixed) and choses in action shall be transferred to and vested in the Resulting Corporation by virtue of the Merger without any deed or other transfer. The Resulting Corporation on the Effective Date, and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations and all other rights and interests as trustee, executor, administrator, transfer agent and registrar of stocks and bonds, guardian of estates, assignee, and receiver and in every other fiduciary capacity and in every agency, and capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by Acquired Corporation and BancGroup, respectively, on the Effective Date.

     2.3 Articles of Incorporation and Bylaws. On the Effective Date, the certificate of incorporation and bylaws of the Resulting Corporation shall be the restated certificate of incorporation and bylaws of BancGroup as they exist immediately before the Effective Date.

     2.4 Resulting Corporation's Officers and Board. The board of directors and the officers of the Resulting Corporation on the Effective Date shall consist of those persons serving in such capacities of BancGroup as of the Effective Date.

     2.5 Stockholder Approval. This Agreement shall be submitted to the shareholders of Acquired Corporation at the Stockholders Meeting to be held as promptly as practicable consistent with the satisfaction of the conditions set forth in this Agreement. Upon approval by the requisite vote of the shareholders of Acquired Corporation as required by applicable Law, the Merger shall become effective as soon as practicable thereafter in the manner provided in section
2.7 hereof.

     2.6 Further Acts. If, at any time after the Effective Date, the Resulting Corporation shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable (i) to vest, perfect, confirm or record, in the Resulting Corporation, title to and possession of any property or right of Acquired Corporation or BancGroup, acquired as a result of the Merger, or (ii) otherwise to carry out the purposes of this Agreement, BancGroup and its officers and directors shall execute and deliver all such proper deeds, assignments and assurances in law and do all acts necessary or proper to vest, perfect or confirm title to, and possession of, such property or rights in the Resulting Corporation and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of the Resulting Corporation are fully authorized in the name of Acquired Corporation or BancGroup, or otherwise, to take any and all such action.

     2.7 Effective Date and Closing. Subject to the terms of all requirements of Law and the conditions specified in this Agreement, the Merger shall become effective on the date specified in the Certificate of Merger to be issued by the Secretary of State of the State of Delaware (such time being herein called the "Effective Date"). Assuming all other conditions stated in this Agreement have been or will be satisfied as of the Closing, the Closing shall take place at the offices of BancGroup, in Montgomery, Alabama, at 5:00 p.m. on a date specified by BancGroup that shall be as soon as reasonably practicable after the later to occur of the Stockholder meeting or all required regulatory approvals under
Section 8.2, or at such other place and time that the Parties may mutually agree.

     2.8 Subsidiary Bank Merger. BancGroup and Acquired Corporation anticipate that on the Effective Date the Bank will merge with and into Colonial Bank, BancGroup's Subsidiary bank ("the Bank Merger"). The exact timing and structure of the Bank Merger have not been finalized at this time, and BancGroup in its sole discretion will finalize such timing and structure at a later date. Acquired Corporation, as majority shareholder of Bank, will take all necessary steps to consummate the Bank Merger, including the calling of any special meetings of the board of directors or shareholders of the Bank, voting its shares of stock of the Bank in favor of the Bank Merger and the filing of any regulatory applications.

     2.9 Purchase of Minority Interest of Bank. On or before the Effective Date, Acquired Corporation shall have (i) purchased or redeemed outstanding shares of common stock of the Bank not presently owned by Acquired Corporation (the "Minority Shares") and owned of record by persons other than Acquired Corporation (the "Minority Shareholders") or (ii) entered into agreements in form and substance satisfactory to BancGroup with the Minority Shareholders, pursuant to which the Minority Shareholders will agree to sell the Minority Shares owned by them to Acquired Corporation. If Acquired Corporation shall not have purchased or redeemed or entered into agreements for the purchase of 100% of the Minority Shares within the time set forth above, then Acquired Corporation shall, prior to the Effective Date, have taken and shall have caused Bank to take all necessary and appropriate steps as permitted under applicable law to assure BancGroup that as of the Effective Date Acquired Corporation owns 100% of the issued and outstanding Common Stock of Bank. For purposes of establishing the value of the Minority Shares, Acquired Company and the Bank may obtain an appraisal of the Minority Shares from an investment advisor satisfactory to BancGroup.

                                   ARTICLE 3

                    CONVERSION OF ACQUIRED CORPORATION STOCK

     3.1 Conversion of Acquired Corporation Stock. (a) On the Effective Date, each share of common stock of Acquired Corporation outstanding and held of record by Acquired Corporation's shareholders (the "Acquired Corporation Stock"), shall be converted by operation of law and without any action by any holder thereof into shares of BancGroup Common Stock. Specifically, each outstanding share of Acquired Corporation Stock shall (subject to section 3.3 hereof), be converted into 0.2357 shares of BancGroup stock provided that the market value for BancGroup is not less than $30.00 per share nor greater than $40.00 per share. If the market value is less than $30.00, then each share of Acquired Corporation Stock outstanding at the Effective Date shall be converted into the number of shares of BancGroup Common Stock that shall equal $30.00 times .2357 divided by the market value. If the market value is greater than $40.00, then each share of Acquired Corporation Stock shall be converted into such number of shares of BancGroup Common Stock that shall equal $40.00 times
 .2357 divided by the market value. The appropriate ratio that is used to calculate the Merger Consideration based upon the market value as set forth above is referred to as the "Exchange Ratio". For the purpose of sections 3.1(a) and 3.1(b), the "market value" shall be the average of the closing prices of the BancGroup Common Stock as reported by the NYSE on each of the ten trading days ending on the trading day five trading days immediately preceding the Effective Date. Examples of the foregoing are set forth on Exhibit E attached hereto.

     (b) No later than five days prior to the Effective Date, each holder of outstanding Acquired Corporation Options should provide written notice to Acquired Corporation (in form and substance reasonably satisfactory to BancGroup) that he or she wishes to exchange his or her Acquired Corporation Options, as of the Effective Date, and, to receive an amount of BancGroup Common Stock in exchange therefor determined by calculating the difference between (i) the number obtained by multiplying the number of shares of Acquired Corporation Common Stock issuable pursuant to his or her Acquired Corporation Options times the Exchange Ratio times "market value" and (ii) the number obtained by multiplying the number of shares of Acquired Corporation Common Stock issuable pursuant to his or her Acquired Corporation Options, times exercise price per share (as determined pursuant to the applicable stock option plan of the Acquired Corporation). The dollar amount so determined shall then be divided by "market value" to determine the number of shares of BancGroup Common Stock to be received. In the event that the exercise prices of all Acquired Corporation Options is not the same, the above calculation shall be made for each series of options and the number of shares of BancGroup Common Stock issued shall be totaled to obtain the aggregate number of shares to be received by that individual. No fractions of shares shall be issued and fractions shall be paid in cash at the market value. A schedule of Acquired Corporation options outstanding as of June 11, 1998 and the number of shares of Acquired Corporation Stock subject to those options is set out in Schedule 3.1.

     (c) Any Acquired Corporation Options which are not exercised by the Effective Date or exchanged for BancGroup Common Stock in accordance with section 3.1(b) above shall terminate in accordance with their terms.

     3.2 Surrender of Acquired Corporation Stock. After the Effective Date, each holder of an outstanding certificate or certificates which prior thereto represented shares of Acquired Corporation Stock who is entitled to receive BancGroup Common Stock shall be entitled, upon surrender to BancGroup of their certificate or certificates representing shares of Acquired Corporation Stock (or an affidavit or affirmation by such holder of the loss, theft, or destruction of such certificate or certificates in such form as BancGroup may reasonably require and, if BancGroup reasonably requires, a bond of indemnity in form and amount, and issued by such sureties, as BancGroup may reasonably require), to receive in exchange therefor a certificate or certificates representing the number of whole shares of BancGroup Common Stock into and for which the shares of Acquired Corporation Stock so surrendered shall have been converted, such certificates to be of such denominations and registered in such names as such holder may reasonably request. Until so surrendered and exchanged, each such outstanding certificate which, prior to the Effective Date, represented shares of Acquired Corporation Stock and which is to be converted into BancGroup Common Stock shall for all purposes evidence ownership of the BancGroup Common Stock into and for which such shares shall have been so converted, except that no dividends or other distributions with respect to such BancGroup Common Stock shall be made until the certificates previously representing shares of Acquired Corporation Stock shall have been properly tendered.

     3.3 Fractional Shares. No fractional shares of BancGroup Common Stock shall be issued, and each holder of shares of Acquired Corporation Stock having a fractional interest arising upon the conversion of such shares into shares of BancGroup Common Stock shall, at the time of surrender of the certificates previously representing Acquired Corporation Stock, be paid by BancGroup an amount in cash equal to the market value of such fractional share. For purposes of this section 3.3, the "market value" shall be the average of the closing prices of the BancGroup Common Stock as reported by the NYSE on each of the ten trading days ending on the trading day five trading days immediately preceding the Effective Date.

     3.4 Adjustments. In the event that prior to the Effective Date BancGroup Common Stock shall be changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the BancGroup Common Stock, an appropriate and proportionate adjustment shall be made in the number of shares of BancGroup Common Stock into which the Acquired Corporation Stock shall be converted as well as the maximum and minimum number of BancGroup Common Stock issuable in the Merger.

     3.5 BancGroup Stock. The shares of Common Stock of BancGroup issued and outstanding immediately before the Effective Date shall continue to be issued and outstanding shares of the Resulting Corporation.

     3.6 Dissenting Rights. Any shareholder of Acquired Corporation who shall not have voted in favor of this Agreement and who has complied with the applicable procedures set forth in the NRS, relating to rights of dissenting shareholders, shall be entitled to receive payment for the fair value of his Acquired Corporation Stock. If after the Effective Date a dissenting shareholder of Acquired Corporation fails to perfect, or effectively withdraws or loses his right to appraisal and payment for his shares of Acquired Corporation Stock, BancGroup shall issue and deliver the consideration to which such holder of shares of Acquired Corporation Stock is entitled under Section 3.1 (without interest) upon surrender by such holder of the certificate or certificates representing shares of Acquired Corporation Stock held by him or her.

                                   ARTICLE 4

             REPRESENTATIONS, WARRANTIES AND COVENANTS OF BANCGROUP

     BancGroup represents, warrants and covenants to and with Acquired Corporation as follows:

     4.1 Organization. BancGroup is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. BancGroup has the necessary corporate powers to carry on its business as presently conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification or in which the failure to qualify could, individually or in the aggregate, have a Material Adverse Effect.

     4.2 Capital Stock. (a) The authorized capital stock of BancGroup consists of (A) 200,000,000 shares of Common Stock, $2.50 par value per share, of which as of April 29, 1998, 48,189,312 shares were validly issued and outstanding, fully paid and nonassessable and are not subject to preemptive rights (not counting additional shares subject to issue pursuant to stock option and other plans and convertible debentures), and (B) 1,000,000 shares of Preference Stock, $2.50 par value per share, none of which are issued and outstanding. The shares of BancGroup Common Stock to be issued in the Merger are duly authorized and, when so issued, will be validly issued and outstanding, fully paid and nonassessable, will have been registered under the 1933 Act, and will have been registered or qualified under the securities laws of all jurisdictions in which such registration or qualification is required, based upon information provided by Acquired Corporation.

     (b) The authorized capital stock of each Subsidiary of BancGroup is validly issued and outstanding, fully paid and nonassessable, and each Subsidiary is wholly owned, directly or indirectly, by BancGroup.

     4.3 Financial Statements; Taxes. (a) BancGroup has delivered to Acquired Corporation copies of the following financial statements of BancGroup:

          (i) Consolidated balance sheets as of December 31, 1996, December 31, 1997, and March 31, 1998;

          (ii) Consolidated statements of operations for each of the three years ended December 31, 1995, 1996 and 1997, and for the three months ended March 31, 1998;

          (iii) Consolidated statements of cash flows for each of the three years ended December 31, 1995, 1996 and 1997, and for the three months ended March 31, 1998;

          (iv) Consolidated statements of changes in shareholders' equity for the three years ended December 31, 1995, 1996 and 1997, and for the three months ended March 31, 1998.

All such financial statements are in all material respects in accordance with the books and records of BancGroup and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, all as more particularly set forth in the notes to such statements. Each of the consolidated balance sheets presents fairly as of its date the consolidated financial condition of BancGroup and its Subsidiaries. Except as and to the extent reflected or reserved against in such balance sheets (including the notes thereto), BancGroup did not have, as of the dates of such balance sheets, any material Liabilities or obligations (absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto. The statements of consolidated income, shareholders' equity and changes in consolidated financial position present fairly the results of operations and changes in financial position of BancGroup and its Subsidiaries for the periods indicated. The foregoing representations, insofar as they relate to the unaudited interim financial statements of BancGroup for the three months ended March 31, 1998, are subject in all cases to normal recurring year-end adjustments and the omission of footnote disclosure.

     (b) All Tax returns required to be filed by or on behalf of BancGroup have been timely filed (or requests for extensions therefor have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all material respects. All Taxes shown on these returns to be due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets provided under section 4.3(a) are, to the Knowledge of BancGroup, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign or other Taxes (including any interest or penalties) of BancGroup accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which BancGroup may at such dates have been liable in its own right or as transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of BancGroup, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liabilities of any sort have been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of BancGroup. BancGroup has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, social security and employment Tax withholding for all types of compensation).

     4.4 No Conflict with Other Instrument. The consummation of the transactions contemplated by this Agreement will not result in a breach of or constitute a Default (without regard to the giving of notice or the passage of time) under any material Contract, indenture, mortgage, deed of trust or other material agreement or instrument to which BancGroup or any of its Subsidiaries is a party or by which they or their Assets may be bound; will not conflict with any provision of the restated certificate of incorporation or bylaws of BancGroup or the articles of incorporation or bylaws of any of its Subsidiaries; and will not violate any provision of any Law, regulation, judgment or decree binding on them or any of their Assets.

     4.5 Absence of Material Adverse Change. Since the date of the most recent balance sheet provided under section 4.3(a)(i) above, there have been no events, changes or occurrences which have had or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BancGroup.

     4.6 Approval of Agreement. The board of directors of BancGroup has, or will have prior to the Effective Date, approved this Agreement and the transactions contemplated by it and has, or will have prior to the Effective Date, authorized the execution and delivery by BancGroup of this Agreement. This Agreement constitutes the legal, valid and binding obligation of BancGroup, enforceable against it in accordance with its terms. Approval of this Agreement by the stockholders of BancGroup is not required by applicable Law. Subject to the matters referred to in section 8.2, BancGroup has full power, authority and legal right to enter into this Agreement and to consummate the transactions contemplated by this Agreement. BancGroup has no Knowledge of any fact or circumstance under which the appropriate regulatory approvals required by section 8.2 will not be granted without the imposition of material conditions or material delays.

     4.7 Tax Treatment. BancGroup has no present plan to sell or otherwise dispose of any of the Assets of Acquired Corporation, subsequent to the Merger, and BancGroup intends to continue the historic business of Acquired Corporation.

     4.8 Title and Related Matters. BancGroup has good and marketable title to all the properties, interests in properties and Assets, real and personal, that are material to the business of BancGroup, reflected in the most recent balance sheet referred to in section 4.3(a), or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes of such balance sheet, (ii) liens for current Taxes not yet due and payable and (iii) such imperfections of title and easements as do not materially detract from or interfere with the present use of the properties subject thereto or affected thereby, or otherwise materially impair present business operations at such properties. To the Knowledge of BancGroup, the material structures and equipment of BancGroup comply in all material respects with the requirements of all applicable Laws.

     4.9 Subsidiaries. Each Subsidiary of BancGroup has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the jurisdiction of its incorporation and each Subsidiary has been duly qualified as a foreign corporation to transact business and is in good standing under the Laws of each other jurisdiction in which it owns or leases properties, or conducts any business so as to require such qualification and in which the failure to be duly qualified could have a Material Adverse Effect upon BancGroup and its Subsidiaries considered as one enterprise; each of the banking Subsidiaries of BancGroup has its deposits fully insured by the Federal Deposit Insurance Corporation to the extent provided by the Federal Deposit Insurance Act; and the businesses of the non-bank Subsidiaries of BancGroup are permitted to subsidiaries of registered bank holding companies.

     4.10 Contracts. Neither BancGroup nor any of its Subsidiaries is in violation of its respective certificate of incorporation or bylaws or in Default in the performance or observance of any material obligation, agreement, covenant or condition contained in any Contract, indenture, mortgage, loan agreement, note, lease or other instrument to which it is a party or by which it or its property may be bound.

     4.11 Litigation. Except as disclosed in or reserved for in BancGroup's financial statements, there is no Litigation before or by any court or Agency, domestic or foreign, now pending, or, to the Knowledge of BancGroup, threatened against or affecting BancGroup or any of its Subsidiaries (nor is BancGroup aware of any facts which could give rise to any such Litigation) which is required to be disclosed in the Registration Statement (other than as disclosed therein), or which is likely to have any Material Adverse Effect or prospective Material Adverse Effect, or which is likely to materially and adversely affect the properties or Assets thereof or which is likely to materially affect or delay the consummation of the transactions contemplated by this Agreement; all pending legal or governmental proceedings to which BancGroup or any Subsidiary is a party or of which any of their properties is the subject which are not described in the Registration Statement, including ordinary routine litigation incidental to the business, are, considered in the aggregate, not material; and neither BancGroup nor any of its Subsidiaries have any contingent obligations which could be considered material to BancGroup and its Subsidiaries considered as one enterprise which are not disclosed in the Registration Statement as it may be amended or supplemented.

     4.12 Compliance. BancGroup and its Subsidiaries, in the conduct of their businesses, are to the Knowledge of BancGroup, in material compliance with all material federal, state or local Laws applicable to their or the conduct of their businesses.

     4.13 Registration Statement. At the time the Registration Statement becomes effective and at the time of the Stockholders' Meeting, the Registration Statement, including the Proxy Statement which shall constitute a part thereof, will comply in all material respects with the requirements of the 1933 Act and the rules and regulations thereunder, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall not apply to statements in or omissions from the Proxy Statement made in reliance upon and in conformity with information furnished in writing to BancGroup by Acquired Corporation or any of its representatives expressly for use in the Proxy Statement or information included in the Proxy Statement regarding the business of Acquired Corporation, its operations, Assets and capital.

     4.14 SEC Filings. (a) BancGroup has heretofore delivered to Acquired Corporation copies of BancGroup's: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1997; (ii) 1997 Annual Report to Shareholders; (iii) the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998; and
(iv) any reports on Form 8-K, filed by BancGroup with the SEC since December 31, 1997. Since December 31, 1997, BancGroup has timely filed all reports and registration statements and the documents required to be filed with the SEC under the rules and regulations of the SEC and all such reports and registration statements or other documents have complied in all material respects, as of their respective filing dates and effective dates, as the case may be, with all the applicable requirements of the 1933 Act and the 1934 Act. As of the respective filing and effective dates, none of such reports or registration statements or other documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) The documents incorporated by reference into the Registration Statement, at the time they were filed with the SEC, complied in all material respects with the requirements of the 1934 Act and Regulations thereunder and when read together and with the other information in the Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading at the time the Registration Statement becomes effective or at the time of the Stockholders Meeting.

     4.15 Form S-4. The conditions for use of a registration statement on SEC Form S-4 set forth in the General Instructions on Form S-4 have been or will be satisfied with respect to BancGroup and the Registration Statement.

     4.16 Brokers. Except as set forth in Schedule 4.16, all negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by BancGroup directly with Acquired Corporation and without the intervention of any other person, either as a result of any act of BancGroup or otherwise in such manner as to give rights to any valid claim against BancGroup for finders fees, brokerage commissions or other like payments.

     4.17 Government Authorization. BancGroup and its Subsidiaries have all Permits that, to the Knowledge of BancGroup and its Subsidiaries, are or will be legally required to enable BancGroup or any of its Subsidiaries to conduct their businesses in all material respects as now conducted by each of them.

     4.18 Absence of Regulatory Communications. Neither BancGroup nor any of its Subsidiaries is subject to, or has received during the past three (3) years, any written communication directed specifically to it from any Agency to which it is subject or pursuant to which such Agency has imposed or has indicated it may impose any material restrictions on the operations of it or the business conducted by it or in which such Agency has raised a material question concerning the condition, financial or otherwise, of such company.

     4.19 Disclosure. No representation or warranty, or any statement or certificate furnished or to be furnished to Acquired Corporation by BancGroup, contains or will contain any untrue statement of a material
                                       A-7
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fact, or omits or will omit to state a material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

                                   ARTICLE 5

       REPRESENTATIONS, WARRANTIES AND COVENANTS OF ACQUIRED CORPORATION

     Acquired Corporation represents, warrants and covenants to and with BancGroup, as follows:

     5.1 Organization. Acquired Corporation is a Nevada corporation, the Bank is a Nevada bank and Mortgage Company is a Nevada corporation. Each Acquired Corporation Company is duly organized, validly existing and in good standing under the respective Laws of its jurisdiction of incorporation and has all requisite power and authority to carry on its business as it is now being conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification or in which the failure to qualify could, individually, or in the aggregate, have a Material Adverse Effect.

     5.2 Capital Stock. (i) As of the date of this Agreement, the authorized capital stock of Acquired Corporation consisted of 3,500,000 shares of common stock, without par value, 3,043,768 shares of which are issued and outstanding. All of such shares which are outstanding are validly issued, fully paid and nonassessable and not subject to preemptive rights. Acquired Corporation has 178,112 shares of its common stock subject to exercise pursuant to stock options under its stock option plans. Except for the foregoing and the Stock Option Agreement, Acquired Corporation does not have any other arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock.

     5.3 Subsidiaries. Except as set forth on Schedule 5.3, Acquired Corporation has no direct Subsidiaries other than the Bank and Mortgage Company, and there are no Subsidiaries of the Bank and Mortgage Company. Acquired Corporation owns all of the issued and outstanding capital stock of the Bank and Mortgage Company free and clear of any liens, claims or encumbrances of any kind, except as set forth on Schedule 5.3. The names, addresses and number of Bank shares owned by all persons who own any Bank stock are listed on Schedule
5.3 All of the issued and outstanding shares of capital stock of the Subsidiaries have been validly issued and are fully paid and non-assessable. As of the date of this Agreement, there were 250,000 shares of the common stock, without par value, authorized by the Bank, 206,580 of which are issued and outstanding, of which 177,802 are owned by Acquired Corporation. 28,778 of such shares are owned by Minority Shareholders. The Bank has no arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock. As of the date of this Agreement, there were 2,500 shares of common stock, without par value, authorized by the Mortgage Company, 1,707 of which are issued and outstanding. All outstanding shares of Mortgage Company are owned by Acquired Corporation. The Mortgage Company has no arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock.

     5.4 Financial Statements; Taxes. (a) Acquired Corporation has delivered to BancGroup copies of the following financial statements of Acquired Corporation:

          (i) Consolidated statements of financial condition as of December 31, 1996, December 31, 1997 and March 31, 1998;

          (ii) Consolidated statements of income for each of the three years ended December 31, 1995, 1996 and 1997, and for the three months ended March 31, 1998; and

          (iii) Consolidated statements of stockholders' equity for each of the three years ended December 31, 1995, 1996, and 1997, and for the three months ended March 31, 1998.

     All of the foregoing financial statements are in all material respects in accordance with the books and records of Acquired Corporation and have been prepared in accordance with GAAP applied on a consistent

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

basis throughout the periods indicated, except for changes required by GAAP, all as more particularly set forth in the notes to such statements. Each of such balance sheets presents fairly as of its date the financial condition of Acquired Corporation. Except as and to the extent reflected or reserved against in such balance sheets (including the notes thereto), Acquired Corporation did not have, as of the date of such balance sheets, any material Liabilities or obligations (absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto. The statements of income, stockholders' equity and cash flows present fairly the results of operation, changes in shareholders equity and cash flows of Acquired Corporation for the periods indicated. The foregoing representations, insofar as they relate to the unaudited interim financial statements of BancGroup for the three months ended March 31, 1998, are subject in all cases to normal recurring year-end adjustments and the omission of footnote disclosure.

     (b) Except as set forth on Schedule 5.4(b), all Tax returns required to be filed by or on behalf of Acquired Corporation have been timely filed (or requests for extensions therefor have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all material respects. All Taxes shown on these returns to be due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets provided under section 5.4(a) are, to the Knowledge of Acquired Corporation, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign and other Taxes (including any interest or penalties) of Acquired Corporation accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which Acquired Corporation may at such dates have been liable in its own right or as a transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of Acquired Corporation, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liability of any sort has been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of Acquired Corporation. Acquired Corporation has not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

     (c) Each Acquired Corporation Company has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, social security and employment Tax withholding for all types of compensation). Each Acquired Corporation Company is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under section 3406 of the Code.

     5.5 Absence of Certain Changes or Events. Except as set forth on Schedule 5.5, since the date of the most recent balance sheet provided under section 5.4(a)(i) above, no Acquired Corporation Company has

     (a) issued, delivered or agreed to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury) except shares of common stock issued upon the exercise of existing Acquired Corporation Options and shares issued as director's qualifying shares;

     (b) borrowed or agreed to borrow any funds or incurred, or become subject to, any Liability (absolute or contingent) except borrowings, obligations (including purchase of federal funds) and Liabilities incurred in the ordinary course of business and consistent with past practice;

     (c) paid any material obligation or Liability (absolute or contingent) other than current Liabilities reflected in or shown on the most recent balance sheet referred to in section 5.4(a)(i) and current Liabilities incurred since that date in the ordinary course of business and consistent with past practice;

     (d) declared or made, or agreed to declare or make, any payment of dividends or distributions of any Assets of any kind whatsoever to shareholders, or purchased or redeemed, or agreed to purchase or redeem,

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

directly or indirectly, or otherwise acquire, any of its outstanding securities, except that in the event that the Closing does not occur prior to October 30, 1998, Acquired Corporation may declare and pay a cash dividend equal to the dividend that BancGroup declares at its October 21, 1998 board of directors meeting multiplied by the Exchange Ratio. The record and payment dates for such Acquired Corporation dividend shall be the same as for the BancGroup's dividend. Such dates are expected to be October 30, 1998 and November 13, 1998, respectively. In no event shall the shareholders of Acquired Corporation be entitled to both an Acquired Corporation dividend and to BancGroup's regular dividend during the quarter in which the Effective Date occurs. For purposes of this Section 5.5(d) only, the "Exchange Ratio" shall be determined as if the Effective Date were October 30, 1998.

     (e) except in the ordinary course of business, sold or transferred, or agreed to sell or transfer, any of its Assets, or canceled, or agreed to cancel, any debts or claims;

     (f) except in the ordinary course of business, entered or agreed to enter into any agreement or arrangement granting any preferential rights to purchase any of its Assets, or requiring the consent of any party to the transfer and assignment of any of its Assets;

     (g) suffered any Losses or waived any rights of value which in either event in the aggregate are material considering its business as a whole;

     (h) except in the ordinary course of business, made or permitted any amendment or termination of any Contract, agreement or license to which it is a party if such amendment or termination is material considering its business as a whole;

     (i) except as set forth in Schedule 5.5(i) and in accordance with normal and usual practice, made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

     (j) except in accordance with normal and usual practice, increased the rate of compensation payable to or to become payable to any of its officers or employees or made any material increase in any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

     (k) received notice or had Knowledge or reason to believe that any of its substantial customers has terminated or intends to terminate its relationship, which termination would have a Material Adverse Effect on its financial condition, results of operations, business, Assets or properties;

     (l) failed to operate its business in the ordinary course so as to preserve its business intact and to preserve the goodwill of its customers and others with whom it has business relations;

     (m) entered into any other material transaction other than in the ordinary course of business; or

     (n) agreed in writing, or otherwise, to take any action described in clauses (a) through (m) above.

     Between the date hereof and the Effective Date, no Acquired Corporation Company, without the express written approval of BancGroup, will do any of the things listed in clauses (a) through (n) of this section 5.5 except as permitted therein or as contemplated in this Agreement, and no Acquired Corporation Company will enter into or amend any material Contract, other than Loans or renewals thereof entered into in the ordinary course of business, without the express written consent of BancGroup.

     5.6 Title and Related Matters. (a) Title. Each Acquired Corporation Company has good and marketable title to all the properties, interest in properties and Assets, real and personal, that are material to the business of such Acquired Corporation Company, reflected in the most recent balance sheet referred to in section 5.4(a)(i), or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes to such balance sheet, (ii) Liens for current Taxes not yet due and payable and (iii) such imperfections of title and easements as do not materially detract from or interfere with the present use of the properties subject thereto or affected thereby, or otherwise materially impair present business operations at such
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

properties. To the Knowledge of Acquired Corporation, the material structures and equipment of each Acquired Corporation Company comply in all material respects with the requirements of all applicable Laws.

     (b) Leases. Schedule 5.6(b) sets forth a list and description of all real and personal property owned or leased by any Acquired Corporation Company, either as lessor or lessee. Complete and accurate copies of all such leases are attached to Schedule 5.6(b).

     (c) Personal Property. Schedule 5.6(c) sets forth a depreciation schedule of each Acquired Corporation Company's fixed Assets as of the latest practicable date.

     (d)(i) Computer Hardware and Software. Schedule 5.6(d) contains a description of all agreements relating to data processing computer software and hardware now being used in the business operations of any Acquired Corporation Company. Acquired Corporation is not aware of any defects, irregularities or problems with any of its computer hardware or software which renders such hardware or software unable to satisfactorily perform the tasks and functions to be performed by them in the business of any Acquired Corporation Company. Complete and accurate copies of all Contracts, plans and other items so listed have been attached to Schedule 5.6(d).

     (ii) Year 2000 Compliance. Acquired Corporation has formulated and begun execution of a plan that complies with FFIEC Year 2000 compliance guidelines as promulgated by the principal regulatory agencies of Acquired Corporation and the Bank. Acquired Corporation and the Bank have met all deadlines and are in full compliance with this plan.

     5.7 Commitments. Except as set forth in Schedule 5.7, no Acquired Corporation Company is a party to any oral or written (i) Contracts for the employment of any officer or employee which is not terminable on 30 days' (or less) notice, (ii) profit sharing, bonus, deferred compensation, savings, stock option, severance pay, pension or retirement plan, agreement or arrangement,
(iii) loan agreement, indenture or similar agreement relating to the borrowing of money by such party, (iv) guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection, and guaranties made in the ordinary course of business, (v) consulting or other similar material Contracts, (vi) collective bargaining agreement, (vii) agreement with any present or former officer, director or shareholder of such party, or (viii) other Contract, agreement or other commitment which is material to the business, operations, property, prospects or Assets or to the condition, financial or otherwise, of any Acquired Corporation Company. Complete and accurate copies of all Contracts, plans and other items so listed have been made available to BancGroup for inspection.

     5.8 Charter and Bylaws. Schedule 5.8 contains true and correct copies of the articles of incorporation and bylaws of each Acquired Corporation Company, including all amendments thereto, as currently in effect. There will be no changes in such articles of incorporation or bylaws prior to the Effective Date, without the prior written consent of BancGroup.

     5.9 Litigation. Except as set out in Schedule 5.9, there is no Litigation (whether or not purportedly on behalf of Acquired Corporation) pending or, to the Knowledge of Acquired Corporation, threatened against or affecting any Acquired Corporation Company (nor does Acquired Corporation have Knowledge of any facts which are likely to give rise to any such Litigation) at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator of any kind, which involves the possibility of any judgment or Liability not fully covered by insurance in excess of a reasonable deductible amount or which may have a Material Adverse Effect on Acquired Corporation, and no Acquired Corporation Company is in Default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental department, commission, board, bureau, agency or instrumentality, which Default would have a Material Adverse Effect on Acquired Corporation. To the Knowledge of Acquired Corporation, each Acquired Corporation Company has complied in all material respects with all material applicable Laws and Regulations including those imposing Taxes, of any applicable jurisdiction and of all states, municipalities, other political subdivisions and Agencies, in respect of the ownership of its properties and the conduct of its business, which, if not complied with, would have a Material Adverse Effect on Acquired Corporation.

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

     5.10 Material Contract Defaults. Except as disclosed on Schedule 5.10, no Acquired Corporation Company is in Default in any material respect under the terms of any material Contract, agreement, lease or other commitment which is or may be material to the business, operations, properties or Assets, or the condition, financial or otherwise, of such company and, to the Knowledge of Acquired Corporation, there is no event which, with notice or lapse of time, or both, may be or become an event of Default under any such material Contract, agreement, lease or other commitment in respect of which adequate steps have not been taken to prevent such a Default from occurring.

     5.11 No Conflict with Other Instrument. The consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of or constitute a Default under any material Contract, indenture, mortgage, deed of trust or other material agreement or instrument to which any Acquired Corporation Company is a party and will not conflict with any provision of the charter or bylaws of any Acquired Corporation Company.

     5.12 Governmental Authorization. Each Acquired Corporation Company has all Permits that, to the Knowledge of Acquired Corporation, are or will be legally required to enable any Acquired Corporation Company to conduct its business in all material respects as now conducted by each Acquired Corporation Company.

     5.13 Absence of Regulatory Communications. Except as provided in Schedule 5.13, no Acquired Corporation Company is subject to, nor has any Acquired Corporation Company received during the past three years, any written communication directed specifically to it from any Agency to which it is subject or pursuant to which such Agency has imposed or has indicated it may impose any material restrictions on the operations of it or the business conducted by it or in which such Agency has raised any material question concerning the condition, financial or otherwise, of such company.

     5.14 Absence of Material Adverse Change. To the Knowledge of Acquired Corporation, since the date of the most recent balance sheet provided under section 5.4(a)(i), there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on any Acquired Corporation Company.

     5.15 Insurance. Each Acquired Corporation Company has in effect insurance coverage and bonds with reputable insurers which, in respect to amounts, types and risks insured, management of Acquired Corporation reasonably believes to be adequate for the type of business conducted by such company. No Acquired Corporation Company is liable for any material retroactive premium adjustment. All insurance policies and bonds are valid, enforceable and in full force and effect, and no Acquired Corporation Company has received any notice of any material premium increase or cancellation with respect to any of its insurance policies or bonds. Within the last three years, no Acquired Corporation Company has been refused any insurance coverage which it has sought or applied for, and it has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums that do not result from any extraordinary loss experience. All policies of insurance presently held or policies containing substantially equivalent coverage will be outstanding and in full force with respect to each Acquired Corporation Company at all times from the date hereof to the Effective Date.

     5.16 Pension and Employee Benefit Plans. (a) To the Knowledge of Acquired Corporation, all employee benefit plans of each Acquired Corporation Company have been established in compliance with, and such plans have been operated in material compliance with, all applicable Laws. Except as set forth in Schedule 5.16, no Acquired Corporation Company sponsors or otherwise maintains a "pension plan" within the meaning of section 3(2) of ERISA or any other retirement plan that is intended to qualify under section 401 of the Code, nor do any unfunded Liabilities exist with respect to any employee benefit plan, past or present. To the Knowledge of Acquired Corporation, no employee benefit plan, any trust created thereunder or any trustee or administrator thereof has engaged in a "prohibited transaction," as defined in section 4975 of the Code, which may have a Material Adverse Effect on the condition, financial or otherwise, of any Acquired Corporation Company. Acquired Corporation has advised BancGroup that its medical plan may be over funded and that there may be limitations prescribed by applicable tax laws as to the use of any excess funds in such plan.

     (b) To the Knowledge of Acquired Corporation, no amounts payable to any employee of any Acquired Corporation Company will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code and regulations thereunder.

     5.17 Buy-Sell Agreements. To the Knowledge of Acquired Corporation, there are no agreements among any shareholder of any Acquired Corporation Company granting to any person or persons a right of first refusal in respect of the sale, transfer, or other disposition of shares of outstanding securities by any shareholder of Acquired Corporation Company, any similar agreement or any voting agreement or voting trust in respect of any such shares.

     5.18 Brokers. Except as set forth in Schedule 5.18, all negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by Acquired Corporation directly with BancGroup and without the intervention of any other person, either as a result of any act of Acquired Corporation, or otherwise, in such manner as to give rise to any valid claim against Acquired Corporation for a finder's fee, brokerage commission or other like payment.

     5.19 Approval of Agreements. The board of directors of Acquired Corporation has approved this Agreement and the transactions contemplated by this Agreement and has authorized the execution and delivery by Acquired Corporation of this Agreement. Subject to the matters referred to in section 8.2, Acquired Corporation has full power, authority and legal right to enter into this Agreement, and, upon appropriate vote of the shareholders of Acquired Corporation in accordance with this Agreement, Acquired Corporation shall have full power, authority and legal right to consummate the transactions contemplated by this Agreement.

     5.20 Disclosure. No representation or warranty, nor any statement or certificate furnished or to be furnished to BancGroup by Acquired Corporation, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

     5.21 Registration Statement. At the time the Registration Statement becomes effective and at the time of the Stockholders Meeting, the Registration Statement, including the Proxy Statement which shall constitute part thereof, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this section shall only apply to statements in or omissions from the Proxy Statement relating to descriptions of the business of Acquired Corporation, its Assets, properties, operations, and capital stock or to information furnished in writing by Acquired Corporation or its representatives expressly for inclusion in the Proxy Statement.

     5.22 Loans; Adequacy of Allowance for Loan Losses. All reserves for loan losses shown on the most recent financial statements furnished by Acquired Corporation have been calculated in accordance with prudent and customary banking practices and are adequate in all material respects to reflect the risk inherent in the loans of Acquired Corporation. Acquired Corporation has no Knowledge of any fact which is likely to require a future material increase in the provision for loan losses or a material decrease in the loan loss reserve reflected in such financial statements. Each loan reflected as an Asset on the financial statements of Acquired Corporation is the legal, valid and binding obligation of the obligor of each loan, enforceable in accordance with its terms subject to the effect of bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to creditors' rights generally and to general equitable principles and complies with all Laws to which it is subject. Acquired Corporation does not have in its portfolio any loan exceeding its legal lending limit, and except as disclosed on Schedule 5.22, Acquired Corporation has no known significant delinquent, substandard, doubtful, loss, nonperforming or problem loans.

     5.23 Environmental Matters. Except as provided in Schedule 5.23, to the Knowledge of Acquired Corporation, each Acquired Corporation Company is in material compliance with all Laws and other governmental requirements relating to the generation, management, handling, transportation, treatment, disposal, storage, delivery, discharge, release or emission of any waste, pollution, or toxic, hazardous or other substance (the "Environmental Laws"), and Acquired Corporation has no Knowledge that any Acquired Corporation Company has not complied with all regulations and requirements promulgated by the Occupational Safety and Health Administration that are applicable to any Acquired Corporation Company. To the Knowledge of Acquired Corporation, there is no Litigation pending or threatened with respect to any violation or alleged violation of the Environmental Laws. To the Knowledge of Acquired Corporation, with respect to Assets of any Acquired Corporation Company, including any Loan Property, (i) there has been no spillage, leakage, contamination or release of any substances for which the appropriate remedial action has not been completed;
(ii) no owned or leased property is contaminated with or contains any hazardous substance or waste; and (iii) there are no underground storage tanks on any premises owned or leased by any Acquired Corporation Company. Acquired Corporation has no Knowledge of any facts which might suggest that any Acquired Corporation Company has engaged in any management practice with respect to any of its past or existing borrowers which could reasonably be expected to subject any Acquired Corporation Company to any Liability, either directly or indirectly, under the principles of law as set forth in United States v. Fleet Factors Corp., 901 F.2d 1550 (11th Cir. 1990) or any similar principles. Moreover, to the Knowledge of Acquired Corporation, no Acquired Corporation Company has extended credit, either on a secured or unsecured basis, to any person or other entity engaged in any activities which would require or requires such person or entity to obtain any Permits which are required under any Environmental Law which has not been obtained.

     5.24 Transfer of Shares. Acquired Corporation has no Knowledge of any plan or intention on the part of any affiliate of Acquired Corporation to sell or otherwise dispose of any of Acquired Corporation Common Stock, or the BancGroup Common Stock to be received by them in the Merger, that could cause the Merger to fail to qualify for the pooling of interests method of accounting under generally accepted accounting principles.

     5.25 Collective Bargaining. There are no labor contracts, collective bargaining agreements, letters of undertakings or other arrangements, formal or informal, between any Acquired Corporation Company and any union or labor organization covering any Acquired Corporation Company's employees and none of said employees are represented by any union or labor organization.

     5.26 Labor Disputes. To the Knowledge of Acquired Corporation, each Acquired Corporation Company is in material compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours. No Acquired Corporation Company is or has been engaged in any unfair labor practice, and, to the Knowledge of Acquired Corporation, no unfair labor practice complaint against any Acquired Corporation Company is pending before the National Labor Relations Board. Relations between management of each Acquired Corporation Company and the employees are amicable and there have not been, nor to the Knowledge of Acquired Corporation, are there presently, any attempts to organize employees, nor to the Knowledge of Acquired Corporation, are there plans for any such attempts.

     5.27 Derivative Contracts. Except for the Stock Option Agreements, no Acquired Corporation Company is a party to or has agreed to enter into a swap, forward, future, option, cap, floor or collar financial contract, or any other interest rate or foreign currency protection contract or derivative security not included in Acquired Corporation's financial statements delivered under section
5.4 hereof which is a financial derivative contract (including various combinations thereof).

     5.28 Non-Terminable Contracts or Severance Agreements.  Except as listed in
Schedule 5.28, no Acquired Corporation Company is a party to or has agreed to enter into an employment or vendor contract that is not terminable without penalty within 90 days or contains an extraordinary buyout. With the exception of certain agreements otherwise referenced in this Agreement, no Acquired Corporation Company is a party to or has agreed to enter into any employment agreement, non-competition agreement, salary continuation plan or severance agreement or similar arrangement with any Acquired Corporation Company employee. Complete and accurate copies to all contracts or agreements listed in Schedule
5.28 are attached thereto.

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                                   ARTICLE 6

                              ADDITIONAL COVENANTS

     6.1 Additional Covenants of BancGroup. BancGroup covenants to and with Acquired Corporation as follows:

          (a) Registration Statement and Other Filings. As soon as reasonably practicable after the execution of this Agreement, BancGroup shall prepare and file with the SEC the Registration Statement on Form S-4 (or such other form as may be appropriate) and all amendments and supplements thereto, in form reasonably satisfactory to Acquired Corporation and its counsel, with respect to the Common Stock to be issued pursuant to this Agreement. BancGroup shall use reasonable good faith efforts to prepare all necessary filings with any Agencies which may be necessary for approval to consummate the transactions contemplated by this Agreement and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act as soon as reasonably practicable after the filing thereof and take any action required to be taken under other applicable securities Laws in connection with the issuance of the shares of BancGroup Common Stock upon consummation of the Merger. As soon as reasonably practicable after the execution of this Agreement. Copies of all such filings shall be furnished in advance to Acquired Corporation and its counsel.

          (b) Blue Sky Permits. BancGroup shall use its best efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities Law or "blue sky" Permits and approvals required to carry out the transactions contemplated by this Agreement.

          (c) Financial Statements.  BancGroup shall furnish to Acquired
     Corporation:

             (i) As soon as practicable and in any event within forty-five (45) days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, consolidated statements of operations of BancGroup for such period and for the period beginning at the commencement of the fiscal year and ending at the end of such quarterly period, and a consolidated statement of financial condition of BancGroup as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding periods ending in the preceding fiscal year, subject to changes resulting from year-end adjustments;

             (ii) Promptly upon receipt thereof, copies of all audit reports submitted to BancGroup by independent auditors in connection with each annual, interim or special audit of the books of BancGroup made by such accountants;

             (iii) As soon as practicable, copies of all such financial statements and reports as it shall send to its stockholders and of such regular and periodic reports as BancGroup may file with the SEC or any other Agency; and

             (iv) With reasonable promptness, such additional financial data as Acquired Corporation may reasonably request.

          (d) No Control of Acquired Corporation by BancGroup. Notwithstanding any other provision hereof, until the Effective Date, the authority to establish and implement the business policies of Acquired Corporation shall continue to reside solely in Acquired Corporation's officers and board of directors.

          (e) Listing. Prior to the Effective Date, BancGroup shall use its reasonable efforts to list the shares of BancGroup Common Stock to be issued in the Merger on the NYSE or other quotations system on which such shares are primarily traded.

          (f) Employee Benefit Matters. On the Effective Date, all employees of any Acquired Corporation Company shall, at BancGroup's option, either become employees of the Resulting Corporation or its Subsidiaries or be entitled to severance benefits in accordance with Colonial Bank's severance policy as of the date of this Agreement. All employees of any Acquired Corporation Company who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be entitled, to the
                                      A-15
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     extent permitted by applicable Law, to participate in all benefit plans of
     Colonial Bank to the same extent as Colonial Bank employees, except as stated otherwise in this section. Employees of any Acquired Corporation Company who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be allowed to participate as of the Effective Date in the medical and dental benefits plan of Colonial Bank as employees of Colonial Bank, and the time of employment of such employees who are employed at least 30 hours per week with any Acquired Corporation Company as of the Effective Date shall be counted as employment under such dental and medical plans of Colonial Bank for purposes of calculating any 30 day waiting period and pre-existing condition limitations. To the extent permitted by applicable Law, the period of service with the appropriate Acquired Corporation Company of all employees who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be recognized only for vesting and eligibility purposes under Colonial Bank's benefit plans. In addition, if the Effective Date falls within an annual period of coverage under the medical plan of the Resulting Corporation and its Subsidiaries, each such Acquired Corporation Company employee shall be given credit for covered expenses paid by that employee under comparable employee benefit plans of the Acquired Corporation Company during the applicable coverage period through the Effective Date towards satisfaction of any annual deductible limitation and out-of-pocket maximum that may apply under that group health plan of the Resulting Corporation and its Subsidiaries.

          (g) Richard Martucci, Carol Martucci, John Donovan and Tom Springer may buy their current company cars at the greater of accounting basis or wholesale "Blue Book" value.

     6.2 Additional Covenants of Acquired Corporation. Acquired Corporation covenants to and with BancGroup as follows:

          (a) Operations. (i) Acquired Corporation will conduct its business and the business of each Acquired Corporation Company in a proper and prudent manner and will use its best efforts to maintain its relationships with its depositors, customers and employees. No Acquired Corporation Company will engage in any material transaction outside the ordinary course of business or make any material change in its accounting policies or methods of operation, nor will Acquired Corporation permit the occurrence of any change or event which would render any of the representations and warranties in Article 5 hereof untrue in any material respect at and as of the Effective Date with the same effect as though such representations and warranties had been made at and as of such Effective Date. Acquired Corporation shall contact any person who may be required to execute an undertaking under Section 10.5 hereof to request such undertaking and shall take all such reasonable steps as are necessary to obtain such undertaking. Acquired Corporation will take no action that would prevent or impede the Merger from qualifying (i) for pooling of interests accounting treatment or
     (ii) as a tax-free reorganization within the meaning of Section 368 of the Code.

          (ii) If requested by BancGroup, Acquired Corporation shall use its best efforts to cause all officers and directors that own any stock of Acquired Corporation and all other shareholders of Acquired Corporation who own more than five percent (5%) of Acquired Corporation Stock, to execute an acknowledgment that such person has no plan, intention, or binding commitment to sell or otherwise dispose Acquired Corporation Common Stock or of the BancGroup Common Stock to be received in the Merger from the date of this Agreement to financial results concerning at least 30 days of Post-Merger combined operations have been published by BancGroup within the meaning of Section 201.01 of the SEC's codification of Financial Reporting Policies.

          (b) Stockholders Meeting; Best Efforts. Acquired Corporation will cooperate with BancGroup in the preparation of the Registration Statement and any regulatory filings and will cause the Stockholders Meeting to be held for the purpose of approving the Merger as soon as practicable after the effective date of the Registration Statement, and will use its best efforts to bring about the transactions contemplated by this Agreement, including stockholder approval of this Agreement, as soon as practicable unless this Agreement is terminated as provided herein.

          (c) Prohibited Negotiations. (i) Except with respect to this Agreement and the transactions contemplated hereby, no Acquired Corporation Company nor any affiliate thereof nor any investment banker, attorney, accountant, or other representative (collectively, "Representatives") retained by an Acquired Corporation Company shall directly or indirectly solicit any Acquisition Proposal by any Person. Except to the extent necessary to comply with the fiduciary duties of Acquired Corporation's Board of Directors as advised in writing by counsel to such Board of Directors, no Acquired Corporation Company or any Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, and each Acquired Corporation Company shall direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing, but Acquired Corporation may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that it is required to do so in order to comply with its legal obligations as advised in writing by counsel to such Board of Directors. Acquired Corporation shall promptly notify BancGroup orally and in writing in the event that any Acquired Corporation Company receives any inquiry or proposal relating to any such Acquisition Proposal. Acquired Corporation shall immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons other than BancGroup conducted heretofore with respect to any of the foregoing. Acquired Corporation shall enter into the Stock Option Agreement with BancGroup dated as of the date of this Agreement.

          (d) Director Recommendation. The members of the Board of Directors of Acquired Corporation agree to support publicly the Merger.

          (e) Shareholder Voting. Acquired Corporation shall on the date of execution of this Agreement obtain and submit to BancGroup an agreement from certain of its directors, executive officers and affiliates substantially in the form set forth in Exhibit A.

          (f) Financial Statements and Monthly Status Reports. Acquired Corporation shall furnish to BancGroup:

             (i) As soon as practicable and in any event within 45 days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, consolidated statements of operations of Acquired Corporation for such period and for the period beginning at the commencement of the fiscal year and ending at the end of such quarterly period, and a consolidated statement of financial condition of Acquired Corporation as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding periods ending in the preceding fiscal year, subject to changes resulting from year-end adjustments;

             (ii) Promptly upon receipt thereof, copies of all audit reports submitted to Acquired Corporation by independent auditors in connection with each annual, interim or special audit of the books of Acquired Corporation made by such accountants;

             (iii) As soon a practicable, copies of all such financial statements and reports as it shall send to its stockholders and of such regular and periodic reports as Acquired Corporation may file with the SEC or any other Agency;

             (iv) With reasonable promptness, such additional financial data as BancGroup may reasonably request; and

             (v) Within 10 calendar days after the end of each month (or, if the financial statements referred to in clause (d) are not then available, as soon as possible thereafter) commencing with the next calendar month following the date of this Agreement and ending at the Effective Date, a written description of (a) any non-compliance with the terms of this Agreement, together with its then current estimate of the out-of-pocket costs and expenses incurred or reasonably accruable in connection with the transactions contemplated by this Agreement; (b) the status, as of the date of the report, of all existing or threatened litigation against any Acquired Corporation Company; (c) copies of minutes of any meeting of the board of directors of any Acquired Corporation Company and any committee thereof occurring in the month for which such report is made, including all documents presented to the directors at such meetings; and
        (d) monthly financial statements, including a balance sheet and income statement. In the case of Mortgage Company such
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

        financial statements will be provided within 25 calendar days after the end of each month and a written estimate of Colonial Mortgage's profit and loss shall be provided within ten (10) days after the end of each month.

          (g) Fiduciary Duties. Prior to the Effective Date, (i) no director or officer (each an "Executive") of any Acquired Corporation Company shall, directly or indirectly, own, manage, operate, join, control, be employed by or participate in the ownership, proposed ownership, management, operation or control of or be connected in any manner with, any business, corporation or partnership which is competitive to the business of any Acquired Corporation Company, (ii) all Executives, at all times, shall satisfy their fiduciary duties to Acquired Corporation and its Subsidiaries, and (iii) such Executives shall not (except as required in the course of his or her employment with any Acquired Corporation Company) communicate or divulge to, or use for the benefit of himself or herself or any other person, firm, association or corporation, without the express written consent of Acquired Corporation, any confidential information which is possessed, owned or used by or licensed by or to any Acquired Corporation Company or confidential information belonging to third parties which any Acquired Corporation Company shall be under obligation to keep secret or which may be communicated to, acquired by or learned of by the Executive in the course of or as a result of his or her employment with any Acquired Corporation Company. However, it is agreed by BancGroup that John Donovan may continue to serve as a Director of Nevada State Development Corporation as more particularly described in Schedule 6.2 (g).

          (h)(i) Certain Practices. At the request of BancGroup, (i) Acquired Corporation shall consult with BancGroup and advise BancGroup of all of the Bank's loan requests over $100,000 that are not single-family residential loan requests or of any other loan request outside the normal course of business, and (ii) Acquired Corporation will consult with BancGroup to coordinate various business issues on a basis mutually satisfactory to Acquired Corporation and BancGroup. Acquired Corporation and the Bank shall not be required to undertake any of such activities, however, except as such activities may be in compliance with existing Law and Regulations.

          (ii) Mortgage Company's past practice has been to lock-in the interest and points related to mortgage loans at the time of loan application. Mortgage Company has then hedged these loans by selling them to other lenders (shortly after the date of commitment to borrower) on terms that provide for a profit to Mortgage Company. Mortgage Company agrees both to continue this practice from the date of this Agreement to the Effective Date and to provide monthly written reports to BancGroup in a form agreeable to BancGroup through the Effective Date. Further, Mortgage Company shall from the date of this Agreement to the Effective Date make only loans of a type and nature consistent with its past practice.

                                   ARTICLE 7

                        MUTUAL COVENANTS AND AGREEMENTS

     7.1 Best Efforts; Cooperation. Subject to the terms and conditions herein provided, BancGroup and Acquired Corporation each agrees to use its best efforts promptly to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise, including, without limitation, promptly making required deliveries of stockholder lists and stock transfer reports and attempting to obtain all necessary Consents and waivers and regulatory approvals, including the holding of any regular or special board meetings, to consummate and make effective, as soon as practicable, the transactions contemplated by this Agreement. The officers of each Party to this Agreement shall fully cooperate with officers and employees, accountants, counsel and other representatives of the other Parties not only in fulfilling the duties hereunder of the Party of which they are officers but also in assisting, directly or through direction of employees and other persons under their supervision or control, such as stock transfer agents for the Party, the other Parties requiring information which is reasonably available from such Party.

     7.2 Press Release. Each Party hereto agrees that, unless approved by the other Parties in advance, such Party will not make any public announcement, issue any press release or other publicity or confirm any statements by any person not a party to this Agreement concerning the transactions contemplated hereby. Notwithstanding the foregoing, each Party hereto reserves the right to make any disclosure if such Party, in its reasonable discretion, deems such disclosure required by Law. In that event, such Party shall provide to the other Party the text of such disclosure sufficiently in advance to enable the other Party to have a reasonable opportunity to comment thereon.

     7.3 Mutual Disclosure. Each Party hereto agrees to promptly furnish to each other Party hereto its public disclosures and filings not precluded from disclosure by Law including but not limited to call reports, Form 8-K, Form 10-Q and Form 10-K filings, Y-3 applications, reports on Form Y-6, quarterly or special reports to shareholders, Tax returns, Form S-8 registration statements and similar documents.

     7.4 Access to Properties and Records. Each Party hereto shall afford the officers and authorized representatives of the other Party full access to the Assets, books and records of such Party in order that such other Parties may have full opportunity to make such investigation as they shall desire of the affairs of such Party and shall furnish to such Parties such additional financial and operating data and other information as to its businesses and Assets as shall be from time to time reasonably requested. All such information that may be obtained by any such Party will be held in confidence by such party, will not be disclosed by such Party or any of its representatives except in accordance with this Agreement, and will not be used by such Party for any purpose other than the accomplishment of the Merger as provided herein.

     7.5 Notice of Adverse Changes. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

                                   ARTICLE 8

                    CONDITIONS TO OBLIGATIONS OF ALL PARTIES

     The obligations of BancGroup and Acquired Corporation to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction, in the sole discretion of the Party relying upon such conditions, on or before the Effective Date of all the following conditions, except as such Parties may waive such conditions in writing:

     8.1 Approval by Shareholders. At the Stockholders Meeting, this Agreement and the matters contemplated by this Agreement shall have been duly approved by the vote of the holders of not less than the requisite number of the issued and outstanding voting securities of Acquired Corporation as is required by applicable Law and Acquired Corporation's articles of incorporation and bylaws.

     8.2 Regulatory Authority Approval. (a) Orders, Consents and approvals, in form and substance reasonably satisfactory to BancGroup and Acquired Corporation, shall have been entered by the Board of Governors of the Federal Reserve System and other appropriate bank regulatory Agencies (i) granting the authority necessary for the consummation of the transactions contemplated by this Agreement, including the merger of the Bank with Colonial Bank as structured pursuant to section 2.8 hereof and (ii) satisfying all other requirements prescribed by Law. No Order, Consent or approval so obtained which is necessary to consummate the transactions as contemplated hereby shall be conditioned or restricted in a manner which in the reasonable good faith judgment of the Board of Directors of BancGroup would so materially adversely impact the economic benefits of the transaction as contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

     (b) Each Party shall have obtained any and all other Consents required for consummation of the Merger (other than those referred to in Section 8.2(a) of this Agreement) for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of BancGroup would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

     8.3 Litigation. There shall be no pending or threatened Litigation in any court or any pending or threatened proceeding by any governmental commission, board or Agency, with a view to seeking or in which it is sought to restrain or prohibit consummation of the transactions contemplated by this Agreement or in which it is sought to obtain divestiture, rescission or damages in connection with the transactions contemplated by this Agreement and no investigation by any Agency shall be pending or threatened which might result in any such suit, action or other proceeding.

     8.4 Registration Statement. The Registration Statement shall be effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect; no proceedings for such purpose, or under the proxy rules of the SEC or any bank regulatory authority pursuant to the 1934 Act, with respect to the transactions contemplated hereby, shall be pending before or threatened by the SEC or any bank regulatory authority; and all approvals or authorizations for the offer of BancGroup Common Stock shall have been received or obtained pursuant to any applicable state securities Laws, and no stop order or proceeding with respect to the transactions contemplated hereby shall be pending or threatened under any such state Law.

     8.5 Tax Opinion. An opinion of Coopers & Lybrand L.L.P., shall have been received in form and substance reasonably satisfactory to the Acquired Corporation and BancGroup to the effect that (i) the Merger will constitute a "reorganization" within the meaning of section 368 of the Code; (ii) no gain or loss will be recognized by BancGroup or Acquired Corporation; (iii) no gain or loss will be recognized by the shareholders of Acquired Corporation who receive shares of BancGroup Common Stock except to the extent of any taxable "boot" received by such persons from BancGroup, and except to the extent of any dividends received from Acquired Corporation prior to the Effective Date; (iv) the basis of the BancGroup Common Stock received in the Merger will be equal to the sum of the basis of the shares of Acquired Corporation common stock exchanged in the Merger and the amount of gain, if any, which was recognized by the exchanging Acquired Corporation shareholder, including any portion treated as a dividend, less the value of taxable boot, if any, received by such shareholder in the Merger; (v) the holding period of the BancGroup Common Stock will include the holding period of the shares of Acquired Corporation common stock exchanged therefor if such shares of Acquired Corporation common stock were capital assets in the hands of the exchanging Acquired Corporation shareholder; and (vi) cash received by an Acquired Corporation shareholder in lieu of a fractional share interest of BancGroup Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of BancGroup Common Stock which he or she would otherwise be entitled to receive and will qualify as capital gain or loss (assuming the Acquired Corporation common stock was a capital asset in his or her hands as of the Effective Date). BancGroup shall pay the fees of Coopers & Lybrand, L.L.P. incurred in preparing and issuing the above mentioned opinion.

                                   ARTICLE 9

               CONDITIONS TO OBLIGATIONS OF ACQUIRED CORPORATION

     The obligations of Acquired Corporation to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Date of all the following conditions except as Acquired Corporation may waive such conditions in writing:

     9.1 Representations, Warranties and Covenants. Notwithstanding any investigation made by or on behalf of Acquired Corporation, all representations and warranties of BancGroup contained in this Agreement shall be true in all material respects on and as of the Effective Date as if such representations and warranties were made on and as of such Effective Date, and BancGroup shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date.

     9.2 Adverse Changes. There shall have been no changes after the date of the most recent balance sheet provided under section 4.3(a)(i) hereof in the results of operations (as compared with the corresponding period of the prior fiscal year), Assets, Liabilities, financial condition or affairs of BancGroup which in their total effect constitute a Material Adverse Effect, nor shall there have been any material changes in the Laws governing the business of BancGroup which would impair the rights of Acquired Corporation or its shareholders pursuant to this Agreement.

     9.3 Closing Certificate. In addition to any other deliveries required to be delivered hereunder, Acquired Corporation shall have received a certificate from the President or a Vice President and from the Secretary or Assistant Secretary of BancGroup dated as of the Closing certifying that:

          (a) the Board of Directors of BancGroup has duly adopted resolutions approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

          (b) each person executing this Agreement on behalf of BancGroup is an officer of BancGroup holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

          (c) the certificate of incorporation and bylaws of BancGroup referenced in section 4.4 hereof remain in full force and effect;

          (d) such persons have no knowledge of a basis for any material claim, in any court or before any Agency or arbitration or otherwise against, by or affecting BancGroup or the business, prospects, condition (financial or otherwise), or Assets of BancGroup which would prevent the performance of this Agreement or the transactions contemplated by this Agreement or declare the same unlawful or cause the rescission thereof;

          (e) to such persons' knowledge, the Proxy Statement delivered to Acquired Corporation's shareholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or incorporate by reference any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (it being understood that such persons need not express a statement as to information concerning or provided by Acquired Corporation for inclusion in such Proxy Statement); and

          (f) the conditions set forth in this Article 9 insofar as they relate to BancGroup have been satisfied.

     9.4 Opinion of Counsel. Acquired Corporation shall have received an opinion of Miller, Hamilton, Snider & Odom, L.L.C., counsel to BancGroup, dated as of the Closing, substantially in the form set forth in Exhibit B hereto.

     9.5 NYSE Listing. The shares of BancGroup Common Stock to be issued under this Agreement shall have been approved for listing on the NYSE.

     9.6 Other Matters. There shall have been furnished to such counsel for Acquired Corporation certified copies of such corporate records of BancGroup and copies of such other documents as such counsel may reasonably have requested for such purpose.

     9.7 Material Events. There shall have been no determination by the board of directors of Acquired Corporation that the transactions contemplated by this Agreement have become impractical because of any state of war, declaration of a banking moratorium in the United States or a general suspension of trading on the NYSE or any other exchange on which BancGroup Common Stock may be traded.

                                   ARTICLE 10

                     CONDITIONS TO OBLIGATIONS OF BANCGROUP

     The obligations of BancGroup to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Date of all of the following conditions except as BancGroup may waive such conditions in writing:

     10.1 Representations, Warranties and Covenants. Notwithstanding any investigation made by or on behalf of BancGroup, all representations and warranties of Acquired Corporation contained in this Agreement shall be true in all material respects on and as of the Effective Date as if such representations and warranties were made on and as of the Effective Date, and Acquired Corporation shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date.

     10.2 Adverse Changes. There shall have been no changes after the date of the most recent balance sheet provided under section 5.4(a)(i) hereof in the results of operations (as compared with the corresponding period of the prior fiscal year), Assets, Liabilities, financial condition, or affairs of Acquired Corporation which constitute a Material Adverse Effect, nor shall there have been any material changes in the Laws governing the business of Acquired Corporation which would impair BancGroup's rights pursuant to this Agreement.

     10.3 Closing Certificate. In addition to any other deliveries required to be delivered hereunder, BancGroup shall have received a certificate from Acquired Corporation executed by the President or Vice President and from the Secretary or Assistant Secretary of Acquired Corporation dated as of the Closing certifying that:

          (a) the Board of Directors of Acquired Corporation has duly adopted resolutions approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

          (b) the shareholders of Acquired Corporation have duly adopted resolutions approving the substantive terms of the Merger and the transactions contemplated thereby and such resolutions have not been amended or modified and remain in full force and effect;

          (c) each person executing this Agreement on behalf of Acquired Corporation is an officer of Acquired Corporation holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

          (d) the articles of incorporation and bylaws of Acquired Corporation and the Bank referenced in section 5.8 hereof remain in full force and effect and have not been amended or modified since the date hereof;

          (e) to such persons' knowledge, the Proxy Statement delivered to Acquired Corporation's shareholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or incorporate by reference any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (it being understood that such persons need only express a statement as to information concerning or provided by Acquired Corporation for inclusion in such Proxy Statement); and

          (f) the conditions set forth in this Article 10 insofar as they relate to Acquired Corporation have been satisfied.

     10.4 Opinion of Counsel. BancGroup shall have received an opinion of Lyle & Murphy, L.L.P., counsel to Acquired Corporation, dated as of the Closing, substantially as set forth in Exhibit C hereto.

     10.5 Controlling Shareholders. Each shareholder of Acquired Corporation who may be an "affiliate" of Acquired Corporation, within the meaning of Rule 145 of the general rules and regulations under the 1933 Act shall have executed and delivered an agreement satisfactory to BancGroup to the effect that such person shall not make a "distribution" (within the meaning of Rule 145) of the Common Stock which he receives upon the Effective Date and that such Common Stock will be held subject to all applicable provisions of the 1933 Act and the rules and regulations of the SEC thereunder, and that such person will not sell or otherwise reduce risk relative to any shares of BancGroup Common Stock received in the Merger until financial results concerning at least 30 days of post-Merger combined operations have been published by BancGroup within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies. Acquired Corporation recognizes and acknowledges that BancGroup Common Stock issued to such persons may bear a legend evidencing the agreement described above.

     10.6 Other Matters. There shall have been furnished to counsel for BancGroup certified copies of such corporate records of Acquired Corporation and copies of such other documents as such counsel may reasonably have requested for such purpose.

     10.7 Dissenters. The number of shares as to which shareholders of Acquired Corporation have exercised dissenters rights of appraisal under section 3.6 does not exceed 10% of the outstanding shares of common stock of Acquired Corporation.

     10.8 Material Events. There shall have been no determination by the board of directors of BancGroup that the transactions contemplated by this Agreement have become impractical because of any state of war, declaration of a banking moratorium in the United States or general suspension of trading on the NYSE or any exchange on which BancGroup Common Stock may be traded.

     10.9 Pooling of Interest. BancGroup shall have received the written opinion of Coopers & Lybrand L.L.P., that the Merger will qualify for the pooling of interests method of accounting under generally accepted accounting principles.

     10.10 Employment Agreements. Employment Agreements, substantially in the form of the employment agreement attached hereto as Exhibit D, shall have been executed by each of Richard Martucci and Carol Martucci. The aggregate compensation to be paid under such agreements, shall be apportioned between Richard Martucci and Carol Martucci as agreed by Richard Martucci, Carol Martucci and BancGroup. As consideration for entering into his employment agreement, Mr. Martucci shall also receive a bonus in the amount of $250,000 payable by BancGroup on the Effective Date. Such payment shall serve as partial consideration for the noncompete provisions contained in Article 3 of his employment agreement. An employment agreement with a one-year term in form and substance reasonably satisfactory to BancGroup shall have been executed by John Donovan.

     10.11 Minority Shares. Acquired Corporation shall have (at a price acceptable to BancGroup) either acquired the Minority Shares, entered into enforceable agreements for their acquisition or otherwise assured BancGroup that as of the Effective Date Acquired Corporation owns 100% of the issued and outstanding common stock of Bank as set forth in Section 2.9.

                                   ARTICLE 11

                 TERMINATION OF REPRESENTATIONS AND WARRANTIES

     All representations and warranties provided in Articles 4 and 5 of this Agreement or in any closing certificate pursuant to Articles 9 and 10 shall terminate and be extinguished at and shall not survive the Effective Date. All covenants, agreements and undertakings required by this Agreement to be performed by any Party hereto following the Effective Date shall survive such Effective Date and be binding upon such Party. If the Merger is not consummated, all representations, warranties, obligations, covenants, or agreements hereunder or in any certificate delivered hereunder relating to the transaction which is not consummated shall be deemed to be terminated or extinguished, except that the last sentences of Section 7.4 and 6.2(c), and Sections 7.2, 13.3, Article 11, Article 12, Article 15, any applicable definitions of Article 14 shall survive. Items disclosed in the Exhibits and Schedules attached hereto are incorporated into this Agreement and form a part of the representations, warranties, covenants or agreements to which they relate.

                                   ARTICLE 12

                                    NOTICES

     All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so received:

          (a) If to Acquired Corporation, to Richard Martucci, InterWest Bancorp, 2330 South Virginia Street, Reno, Nevada 89502, with a copy to Marvin W. Murphy, Esquire, Lyle & Murphy, L.L.P., 245 East Liberty Street, Third Floor, Reno, Nevada 89501, or as may otherwise be specified by Acquired Corporation in writing to BancGroup.

          (b) If to BancGroup, to W. Flake Oakley, IV, One Commerce Street, Suite 803, Montgomery, Alabama, 36104, facsimile (334) 240-5069, with copies to William A. McCrary, Esquire, One Commerce Street, Suite 303, Montgomery, Alabama 36104, facsimile (334) 240-5069, and Willard H. Henson, Miller, Hamilton, Snider & Odom, L.L.C., One Commerce Street, Suite 305, Montgomery, Alabama 36104, facsimile (334) 265-4533, or as may otherwise be specified in writing by BancGroup to Acquired Corporation.

                                   ARTICLE 13

                            AMENDMENT OR TERMINATION

     13.1 Amendment. This Agreement may be amended by the mutual consent of BancGroup and Acquired Corporation before or after approval of the transactions contemplated herein by the shareholders of Acquired Corporation.

     13.2 Termination. This Agreement may be terminated at any time prior to or on the Effective Date whether before or after action thereon by the shareholders of Acquired Corporation, as follows:

          (a) by the mutual consent of the respective boards of directors of Acquired Corporation and BancGroup;

          (b) by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach and which breach would provide the non-breaching Party the ability to refuse to consummate the Merger under the standard set forth in section 10.1 of this Agreement in the case of BancGroup and section 9.1 of this Agreement in the case of Acquired Corporation;

          (c) by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach, or if any of the conditions to the obligations of such Party contained in this Agreement in Article 9 as to Acquired Corporation or Article 10 as to BancGroup shall not have been satisfied in full; or

          (d) by the board of directors of either BancGroup or Acquired Corporation if all transactions contemplated by this Agreement shall not have been consummated on or prior to January 15, 1999, if the failure to consummate the transactions provided for in this Agreement on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this section 13.2(d).

          (e) without further action by either Party, upon the execution by Acquired Corporation of an agreement which is legally binding on Acquired Corporation with any third party (other than BancGroup or its Subsidiaries) with respect to an Acquisition Proposal if, in connection therewith, BancGroup will have the right to demand Acquired Corporations' performance under the Stock Option Agreement.

     13.3 Damages. In the event of termination pursuant to section 13.2, this Agreement shall become void and have no effect except as provided in Article 11, and except that Acquired Corporation and BancGroup shall be liable for damages for any wilful breach of warranty, representation, covenant or other agreement contained in this Agreement.

                                   ARTICLE 14

                                  DEFINITIONS

     (a) The following terms, which are capitalized in this Agreement, shall have the meanings set forth below for the purpose of this Agreement:

Acquired Corporation.......  Interwest Bancorp

Acquired Corporation
    Company................  Shall mean Acquired Corporation, the Bank, the
                             Mortgage Company, any Subsidiary of Acquired
                             Corporation or the Bank, or any person or entity acquired as a Subsidiary of Acquired Corporation, the Bank or the Mortgage Company in the future and owned by Acquired Corporation, the Bank or the Mortgage Company at the Effective Date.

Acquired Corporation
    Options................  Options respecting the issuance of a maximum of
                             178,112 shares of Acquired Corporation common stock pursuant to Acquired Corporation's stock option plans.

Acquired Corporation
Stock......................  Shares of common stock, without par value, of
                             Acquired Corporation.

Acquisition Proposal.......  Shall mean, with respect to a Party, any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

Agencies...................  Shall mean, collectively, the Federal Trade
                             Commission, the United States Department of
                             Justice, the Board of the Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, HUD, the VA, the FHA, the GNMA, the FNMA, the FHLMC, the NYSE, and the SEC.

Agreement..................  Shall mean this Agreement and Plan of Merger and the Exhibits and Schedules delivered pursuant hereto and incorporated herein by reference.

Assets.....................  Of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

BancGroup..................  The Colonial BancGroup, Inc., a Delaware
                             corporation with its principal offices in Montgomery, Alabama.

Bank.......................  InterWest Bank.

Closing....................  The submission of the certificates of officers, legal opinions and other actions required to be taken in order to consummate the Merger in accordance with this Agreement.

Code.......................  The Internal Revenue Code of 1986, as amended.

Common Stock...............  BancGroup's Common Stock authorized and defined in the restated certificate of incorporation of BancGroup, as amended.

Confidentiality
    Agreement..............  Confidentiality Agreement executed by BancGroup and
                             Acquired Corporation on or around March 9, 1998.

Consent....................  Any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

Contract...................  Any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

Default....................  Shall mean (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order or Permit.

DGCL.......................  The Delaware General Corporation Law.

Effective Date.............  Means the date and time at which the Merger becomes effective as defined in section 2.7 hereof.

Environmental Laws.........  Means the laws, regulations and governmental requirements referred to in section 5.23 hereof.

ERISA......................  The Employee Retirement Income Security Act of
                             1974, as amended.

Exchange Ratio.............  The ratio used to calculate the Merger
                             Consideration as set forth in section 3.1(a).

Exhibits...................  A through D, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

FFIEC......................  The Federal Financial Institutions Examination
                             Council.

GAAP.......................  Means generally accepted accounting principles applicable to banks and bank holding companies consistently applied during the periods involved.

Knowledge..................  Means the actual knowledge (or the knowledge which should have been obtained) after due investigation and inquiry of the Chairman, President, Chief Financial Officer, or any Senior or Executive Vice President of BancGroup, in the case of knowledge of BancGroup. In the case of Acquired Corporation it means the actual knowledge (or the knowledge which should have been obtained) after due investigation and inquiry by the Chairman, President, Chief Financial Officer, or any other Executive Officer of Acquired Corporation, in the case of knowledge of Acquired Corporation.

Law........................  Any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including, without limitation, those promulgated, interpreted or enforced by any Agency.

Liability..................  Any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including, without limitation, costs of investigation, collection and defense), deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

Lien.......................  Any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, (iii) Liens in the form of easements and restrictive covenants on real property which do not materially adversely affect the use of such property by the current owner thereof, and (iv) Liens which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

Litigation.................  Any action, arbitration, complaint, criminal prosecution, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities, relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions con templated by this Agreement. relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement.

Loan Property..............  Any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

Loss.......................  Any and all direct or indirect payments, obligations, recoveries, deficiencies, fines, penalties, interest, assessments, losses, diminution in the value of Assets, damages, punitive, exemplary or consequential damages (including, but not limited to, lost income and profits and interruptions of business), liabilities, costs, expenses (including without limitation, reasonable attorneys' fees and expenses, and consultant's fees and other costs of defense or investigation), and interest on any amount payable to a third party as a result of the foregoing.

market value...............  Shall represent the per share market value of the
                             BancGroup Common Stock at the Effective Date and shall be determined by calculating the average of the closing prices of the Common Stock of BancGroup as reported by the NYSE on each of the ten (10) consecutive trading days ending on the trading day five trading days preceding the Effective Date.

material...................  For purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

Material Adverse Effect....  On a Party shall mean an event, change or occurrence which has a material adverse impact on
                             (i) the financial position, Assets, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "material adverse effect" shall not be deemed to include the impact of (w) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (x) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and their holding companies, (y) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed consent of the other Party in contemplation of the transactions contemplated hereby, and (z) the Merger and compliance with the provisions of this Agreement on the operating performance of the Parties.

Merger.....................  The merger of Acquired Corporation with BancGroup as contemplated in this Agreement.

Merger Consideration.......  The distribution of BancGroup Common Stock for each share of Acquired Corporation Stock (and cash for fractional shares) as provided in section 3.1(a) hereof.

Mortgage Company...........  InterWest Mortgage.

Net Income.................  Net income in accordance with GAAP.

NRS........................  Nevada Revised Statutes.

NYSE.......................  The New York Stock Exchange.

Order......................  Any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Agency.

Party......................  Shall mean Acquired Corporation or BancGroup, and
                             "Parties" shall mean both Acquired Corporation and BancGroup.

Permit.....................  Any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

Person.....................  A natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

Proxy Statement............  The proxy statement used by Acquired Corporation to solicit the approval of its stockholders of the transactions contemplated by this Agreement, which shall include the prospectus of BancGroup relating to the issuance of the BancGroup Common Stock to the shareholders of Acquired Corporation.

Registration Statement.....  The registration statement on Form S-4, or such other appropriate form, to be filed with the SEC by BancGroup, and which has been agreed to by Acquired Corporation, to register the shares of BancGroup Common Stock offered to stockholders of the Bank pursuant to this Agreement, including the Proxy Statement.

Resulting Corporation......  BancGroup, as the surviving corporation resulting from the Merger.

SEC........................  United States Securities and Exchange Commission.

Shareholders Meeting.......  The special meeting of shareholders of Acquired
                             Corporation called to approve the transactions contemplated by this Agreement.

Stock Option Agreement.....  The agreement dated as of the date hereof between
                             BancGroup and Acquired Corporation granting to BancGroup the right to acquire up to 19.9% of Acquired Corporation common stock.

Subsidiaries...............  Shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 5% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

Tax or Taxes...............  Means any federal, state, county, local, foreign, and other taxes, assessments, charges, fares, and impositions, including interest and penalties thereon or with respect thereto.

1933 Act...................  The Securities Act of 1933, as amended.

1934 Act...................  The Securities Exchange Act of 1934, as amended.

                                   ARTICLE 15

                                 MISCELLANEOUS

     15.1 Expenses. (a) Except as otherwise provided in this Section 15.1, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that BancGroup shall bear and pay the filing fees payable in connection with the Registration Statement and printing costs incurred in connection with the printing of the Registration Statement.

     (b) Nothing contained in this Section 15.1 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

     15.2 Benefit and Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

     15.3 Governing Law. Except to the extent the Laws of the State of Delaware and the State of Nevada apply to the Merger, this Agreement shall be governed by, and construed in accordance with the Laws of the State of Alabama without regard to any conflict of Laws.

     15.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each Party thereto.

     15.5 Headings. The headings of the various articles and sections of this Agreement are for convenience of reference only and shall not be deemed a part of this Agreement or considered in construing the provisions thereof.

     15.6 Severability. Any term or provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining terms and provisions thereof or affecting the validity or enforceability of such provision in any other jurisdiction, and if any term or provision of this Agreement is held by any court of competent jurisdiction to be void, voidable, invalid or unenforceable in any given circumstance or situation, then all other terms and provisions, being severable, shall remain in full force and effect in such circumstance or situation and the term or provision shall remain valid and in effect in any other circumstances or situation.

     15.7 Construction. Use of the masculine pronoun herein shall be deemed to refer to the feminine and neuter genders and the use of singular references shall be deemed to include the plural and vice versa, as appropriate. No inference in favor of or against any Party shall be drawn from the fact that such Party or such Party's counsel has drafted any portion of this Agreement.

     15.8 Return of Information. In the event of termination of this Agreement prior to the Effective Date, each Party shall return to the other, without retaining copies thereof, all confidential or non-public documents, work papers and other materials obtained from the other Party in connection with the transactions contemplated in this Agreement and shall keep such information confidential, not disclose such information to any other person or entity, and not use such information in connection with its business.

     15.9 Equitable Remedies. The parties hereto agree that, in the event of a breach of this Agreement by either Party, the other Party may be without an adequate remedy at law owing to the unique nature of the contemplated transactions. In recognition thereof, in addition to (and not in lieu of) any remedies at law that may be available to the non-breaching Party, the non-breaching Party shall be entitled to obtain equitable relief, including the remedies of specific performance and injunction, in the event of a breach of this Agreement by the other Party, and no attempt on the part of the non-breaching Party to obtain such equitable relief shall be deemed to constitute an election of remedies by the non-breaching Party that would preclude the non-breaching Party from obtaining any remedies at law to which it would otherwise be entitled.

     15.10 Attorneys' Fees. If any Party hereto shall bring an action at law or in equity to enforce its rights under this Agreement (including an action based upon a misrepresentation or the breach of any warranty, covenant, agreement or obligation contained herein), the prevailing Party in such action shall be entitled to recover from the other Party its costs and expenses incurred in connection with such action (including fees, disbursements and expenses of attorneys and costs of investigation).

     15.11 No Waiver. No failure, delay or omission of or by any Party in exercising any right, power or remedy upon any breach or Default of any other Party shall impair any such rights, powers or remedies of the Party not in breach or Default, nor shall it be construed to be a wavier of any such right, power or remedy, or an acquiescence in any similar breach or Default; nor shall any waiver of any single breach or Default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any provisions of this Agreement must be in writing and be executed by the Parties to this Agreement and shall be effective only to the extent specifically set forth in such writing.

     15.12 Remedies Cumulative. All remedies provided in this Agreement, by law or otherwise, shall be cumulative and not alternative.

     15.13 Entire Contract. This Agreement and the documents and instruments referred to herein constitute the entire contract between the parties to this Agreement and supersede all other understandings with respect to the subject matter of this Agreement.

     IN WITNESS WHEREOF, Acquired Corporation and BancGroup have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

                                          INTERWEST BANCORP

                                          BY:      /s/ RICHARD MARTUCCI
                                             -----------------------------------
                                             Richard Martucci
                                          ITS: President and CEO

(CORPORATE SEAL)

ATTEST:                                       THE COLONIAL BANCGROUP, INC.

BY:  /s/ GLENDA ALRED                         BY: /s/ W. FLAKE OAKLEY IV
     -----------------------------------          ----------------------------------------
      Glenda Alred                                 W. Flake Oakley, IV
ITS: Assistant Secretary                      ITS: Executive Vice President,
                                                    Chief Financial Officer and Secretary

(CORPORATE SEAL)

                                                                      APPENDIX B

           NEVADA REVISED STATUTES, SECTIONS 92A.300 THROUGH 92A.500

        MERGERS AND EXCHANGES OF INTEREST -- RIGHTS OF DISSENTING OWNERS

NRS 92A.300. Definitions.

     As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections. (Added to NRS by 1995, 2086).

NRS 92A.305. "Beneficial stockholder" defined.

     "Beneficial stockholder" means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record. (Added to NRS by 1995, 2087)

NRS 92A.310 "Corporate action" defined.

     "Corporate action" means the action of a domestic corporation. (Added to NRS by 1995, 2087).

NRS 92A.315. "Dissenter" defined.

     "Dissenter" means a stockholder who is entitled to dissent from a domestic corporation's action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.410 to 92A.480,inclusive. (Added to NRS by 1995, 2087).

NRS 92A.320. "Fair value" defined.

     "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. (Added to NRS by 1995, 2087).

NRS 92A.325. "Stockholder" defined.

     "Stockholder" means a stockholder of record or a beneficial stockholder of a domestic corporation. (Added to NRS by 1995, 2087).

NRS 92A.330. "Stockholder of record" defined.

     "Stockholder of record" means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee's certificate on file with the domestic corporation. (Added to NRS by 1995, 2087).

NRS 92A.335. "Subject corporation" defined.

     "Subject corporation" means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter's rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective. (Added to NRS by 1995, 2087).

NRS 92A.340. Computation of interest.

     Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances. (Added to NRS by 1995, 2087).

NRS 92A.350. Rights of dissenting partner of domestic limited partnership.

     A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity. (Added to NRS by 1995, 2088).

NRS 92A.360. Rights of dissenting member of domestic limited-liability company.

     The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity. (Added to NRS by 1995, 2088).

NRS 92A.370. Rights of dissenting member of domestic nonprofit corporation.

     1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

     2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.(Added to NRS by 1995, 2088).

NRS 92A.380. Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

     1. Except as otherwise provided in NRS 92A.370 and 92A.390, a stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:

          (a) Consummation of a plan of merger to which the domestic corporation is a party:

             (1) If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation and he is entitled to vote on the merger; or

             (2) If the domestic corporation is a subsidiary and is merged with its parent under NRS 92A.180).

          (b) Consummation of a plan of exchange to which the domestic corporation is a party as the corporation whose subject owner's interests will be acquired, if he is entitled to vote on the plan.

          (c) Any corporate action taken pursuant to a vote of the stockholders to the event that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

     2. A stockholder who is entitled to dissent and obtain payment under NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation. (Added to NRS by 1995, 2087).

NRS 92A.390. Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.

     1. There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:

          (a) The articles of incorporation of the corporation issuing the shares provide otherwise; or

          (b) The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:

             (1) Cash, owner's interests or owner's interests and cash in lieu of fractional owner's interests of:

                (I) The surviving or acquiring entity; or

                (II) Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner's interests of record; or

             (2) A combination of cash and owner's interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph (b).

     2. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130. (Added to NRS by 1995, 2088).

NRS 92A.400. Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

     1. A stockholder of record may assert dissenter's rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter's rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.

     2. A beneficial stockholder may assert dissenter's rights as to shares held on his behalf only if:

          (a) He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter's rights; and

          (b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote. (Added to NRS by 1995, 2089).

NRS 92A.410. Notification of stockholders regarding right of dissent.

     1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters' rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.

     2. If the corporate action creating dissenters' rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters' rights that the action was taken and send them the dissenter's notice described in NRS 92A.430. (Added to NRS by 1995, 2089; A 1997, 730).

NRS 92A.420. Prerequisites to demand for payment for shares.

     1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, a stockholder who wishes to assert dissenter's rights:

          (a) Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (b) Must not vote his shares in favor of the proposed action. 2. A stockholder who does not satisfy the requirements of subsection 1 is not entitled to payment for his shares under this chapter. (Added to NRS by 1995, 2089).

NRS 92A.430. Dissenter's notice: Delivery to stockholders entitled to assert rights; contents.

     1. If a proposed corporate action creating dissenters' rights is authorized at a stockholders' meeting, the subject corporation shall deliver a written dissenter's notice to all stockholders who satisfied the requirements to assert those rights.

     2. The dissenter's notice must be sent no later than 10 days after the effectuation of the corporate action, and must:

          (a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

          (b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

          (c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter's rights certify whether or not he acquired beneficial ownership of the shares before that date;

          (d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

          (e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.(Added to NRS by 1995, 2089).

NRS 92A.440. Demand for payment and deposit of certificates; retention of rights of stockholder.

     1. A stockholder to whom a dissenter's notice is sent must:

          (a) Demand payment;

          (b) Certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice for this certification; and

          (c) Deposit his certificates, if any, in accordance with the terms of the notice.

     2. The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

     3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter's notice, is not entitled to payment for his shares under this chapter.(Added to NRS by 1995, 2090; A 1997, 730).

NRS 92A.450. Uncertificated shares: Authority to restrict transfer after demand for payment; retention of rights of stockholder.

     1. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

     2. The person for whom dissenter's rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action. (Added to NRS by 1995, 2090).

NRS 92A.460. Payment for shares: General requirements.

     1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

          (a) Of the county where the corporation's registered office is located; or

          (b) At the election of any dissenter residing or having its registered office in this state, of the county where the dissenter resides or has its registered office. The court shall dispose of the complaint promptly.

     2. The payment must be accompanied by:

          (a) The subject corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders' equity for that year and the latest available interim financial statements, if any;

          (b) A statement of the subject corporation's estimate of the fair value of the shares;

          (c) An explanation of how the interest was calculated;

          (d) A statement of the dissenter's rights to demand payment under NRS 92A.480; and

          (e) A copy of NRS 92A.300 to 92A.500, inclusive. (Added to NRS by 1995, 2090).

NRS 92A.470 Payment for shares: Shares acquired on or after date of dissenter's notice.

     1. A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter's notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.

     2. To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment pursuant to NRS 92A.480. (Added to NRS by 1995, 2091).

NRS 92A.480. Dissenter's estimate of fair value: Notification of subject corporation; demand for payment of estimate.

     1. A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.

     2. A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares. (Added to NRS by 1995, 2091).

NRS 92A.490. Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.

     1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     2. A subject corporation shall commence the proceeding in the district court of the county where its registered office is located. If the subject corporation is a foreign entity without a resident agent in the state, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.

     3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

          (a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or

          (b) For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470. (Added to NRS by 1995, 2091).

NRS 92A.500. Legal proceeding to determine fair value: Assessment of costs and fees.

     1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

     2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

          (a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

          (b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

     3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefitted.

     4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

     5. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115. (Added to NRS by 1995, 2092).

                                                                      APPENDIX C

                             STOCK OPTION AGREEMENT

     STOCK OPTION AGREEMENT, dated as of June 16, 1998 (the "Agreement"), by and between InterWest Bancorp, a Nevada corporation ("Issuer"), and The Colonial BancGroup, Inc., a Delaware corporation ("Grantee").

     WHEREAS, Grantee and Issuer have entered into an Agreement and Plan of Merger dated as of June 16, 1998 (the "Merger Agreement"), providing for, among other things, the merger of Issuer with and into Grantee, with Grantee as the surviving corporation; and

     WHEREAS, as a condition and inducement to Grantee's execution of the Merger Agreement, Grantee has required that Issuer agree, and Issuer has agreed, to grant Grantee the Option (as defined below);

     NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, Issuer and Grantee agree as follows:

          1. Defined Terms. Capitalized terms which are used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

          2. Grant of Option. Subject to the terms and conditions set forth herein, Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase from time to time up to 605,709 shares (as adjusted as set forth herein) (the "Option Shares"), of Common Stock, without par value ("Issuer Common Stock"), of Issuer at a purchase price per Option Share (the "Purchase Price") equal to $8.25; provided, however, that in no event shall the number of shares for which this option is exercisable exceed 19.9% of the outstanding shares of Issuer Common Stock.

          3. Exercise of Option. (a) Provided that (i) Grantee shall not be in material breach of the agreements or covenants contained in this Agreement or the Merger Agreement, and (ii) no preliminary or permanent injunction or other order against the delivery of shares covered by the Option issued by any court of competent jurisdiction in the United States shall be in effect, Grantee may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of a Purchase Event (as defined below); provided that the Option shall terminate and be of no further force or effect upon the earliest to occur of (A) the Effective Date, or (B) termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event, (C) termination of the Merger Agreement in accordance with the terms thereof after the occurrence of a Purchase Event or a Preliminary Purchase Event (other than a termination of the Merger Agreement by Grantee due to a material breach by Issuer in accordance with Section 13.2(b) of the Merger Agreement or a termination due to the failure to fulfill conditions set forth in Sections 8.1, 10.1, 10.3, 10.4, 10.6, 10.7, 10.9 or
     10.11 of the Merger Agreement), or (D) eighteen months after termination of the Merger Agreement following the occurrence of a Purchase Event or a Preliminary Purchase Event, provided that the termination of the Merger Agreement was due to one of the reasons listed in the parenthetical of Clause (C) above; and provided further, that any purchase of shares upon exercise of the Option shall be subject to compliance with applicable law including, without limitation, the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The rights set forth in Section 8 shall terminate when the right to exercise the Option terminates (other than as a result of a complete exercise of the Option) as set forth herein.

     (b) As used herein, a "Purchase Event" means any of the following events:

          (i) Without Grantee's prior written consent, Issuer shall have authorized, recommended, publicly proposed, or publicly announced an intention to authorize, recommend, or propose, or shall have entered into any agreement with any person (other than Grantee or any subsidiary of Grantee) to effect an Acquisition Transaction (as defined below). As used herein, the term Acquisition Transaction shall mean (A) a merger, consolidation, or other business combination involving Issuer, (B) the disposition, by sale, lease, exchange, or otherwise, of assets of Issuer or any of its subsidiaries representing in either case all or substantially all of the consolidated assets of Issuer, or (C) the issuance, sale, or other disposition of (including by way of merger, consolidation, share exchange, or any similar transaction) securities representing 25% or more of the voting power of Issuer; or

          (ii) any person (other than Grantee or any subsidiary of Grantee) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "1934 Act")) of or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the 1934 Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 25% or more of the then outstanding shares of Issuer Common Stock.

     (c) As used herein, a "Preliminary Purchase Event" means any of the following events:

          (i) any person (other than Grantee or any subsidiary of Grantee) shall have commenced (as such term is defined in Rule 14d-2 under the 1934 Act), or shall have filed a registration statement under the 1933 Act with respect to, a tender offer or exchange offer to purchase any shares of Issuer Common Stock such that, upon consummation of such offer, such person would own or control 25% or more of the then outstanding shares of Issuer Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively); or

          (ii) (1) the holders of Issuer Common Stock shall not have approved the Merger Agreement at the meeting of such stockholders held for the purpose of voting on the Merger Agreement, (2) such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement, (3) the Issuer's Board of Directors or any person representing such Board shall have commenced negotiations with any person other than Grantee regarding an Acquisition Transaction, or (4) Issuer's Board of Directors shall have withdrawn or modified in a manner adverse to Grantee the recommendation of Issuer's Board of Directors with respect to the Merger Agreement, in each case after it shall have been publicly announced (or otherwise disclosed to the Issuer prior to such public announcement) that any person (other than Grantee or any subsidiary of Grantee) shall have (A) made, or disclosed to Issuer an intention to make, a proposal to engage in an Acquisition Transaction, (B) commenced a Tender Offer or filed a registration statement under the 1933 Act with respect to an Exchange Offer, or (C) filed an application (or given a notice), whether in draft or final form, under the BHC Act, the Bank Merger Act, or the Change in Bank Control Act of 1978, or other appropriate banking agency, for approval to engage in an Acquisition Transaction.

As used in this Agreement, "person" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the 1934 Act.

     (d) In the event Grantee wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of Option Shares it intends to purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 15 business days from the Notice Date for the closing (the "Closing") of such purchase (the "Closing Date"). If prior notification to or approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") or any other regulatory authority is required in connection with such purchase, Issuer shall cooperate with Grantee in the filing of the required notice or application for approval and the obtaining of such approval and the Closing shall occur immediately following such regulatory approvals (and any mandatory waiting periods).

     4. Payment and Delivery of Certificates. (a) On each Closing Date, Grantee shall (i) pay to Issuer, in immediately available funds by wire transfer to a bank account designated by Issuer, an amount equal to the Purchase Price multiplied by the number of Option Shares to be purchased on such Closing Date, and (ii) present and surrender this Agreement to the Issuer at the address of the Issuer specified in Section 11(f) hereof.

     (b) At each Closing, simultaneously with the delivery of immediately available funds and surrender of this Agreement as provided in Section 4(a), (i) Issuer shall deliver to Grantee (A) a certificate or certificates representing the Option Shares to be purchased at such Closing, which Option Shares shall be free and clear of all liens, claims, charges, and encumbrances of any kind whatsoever and subject to no pre-emptive rights, and (B) if the Option is exercised in part only, an executed new agreement with the same terms as this Agreement evidencing the right to purchase the balance of the shares of Issuer Common Stock purchasable hereunder, and (ii) Grantee shall deliver to Issuer a letter agreeing that Grantee shall not offer to sell or otherwise dispose of such Option Shares in violation of applicable federal and state law or of the provisions of this Agreement.

     (c) In addition to any other legend that is required by applicable law, certificates for the Option Shares delivered at each Closing shall be endorsed with a restrictive legend which shall read substantially as follows:

     THE STOCK REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY STATE LAW AND THE TRANSFER OF THE STOCK REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND PURSUANT TO THE TERMS OF A STOCK OPTION AGREEMENT DATED AS OF JUNE 16, 1998. A COPY OF SUCH AGREEMENT WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY THE ISSUER OF A WRITTEN REQUEST THEREFOR.

It is understood and agreed that: (i) the reference to restrictions arising under the 1933 Act in the above legend shall be removed by delivery of substitute certificate(s) without such reference if Grantee shall have delivered to Issuer a copy of a letter from the staff of the United States Securities and Exchange Commission ("SEC"), or an opinion of counsel in form and substance reasonably satisfactory to Issuer and its counsel, to the effect that such legend is not required for purposes of the 1933 Act; and (ii) the reference to restrictions pursuant to this Agreement in the above legend shall be removed by delivery of a substitute certificate without such reference if the Option Shares evidenced by such certificate containing such reference have been sold or transferred in compliance with the provisions of this Agreement under circumstances that do not require the retention of such reference.

     5. Representations and Warranties of Issuer. Issuer hereby represents and warrants to Grantee as follows:

          (a) Issuer has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Issuer. This Agreement has been duly executed and delivered by Issuer.

          (b) Issuer has taken all necessary corporate and other action to authorize and reserve and to permit it to issue (and at all times from the date hereof until the obligation to deliver Issuer Common Stock upon the exercise of the Option terminates, will have reserved for issuance), upon exercise of the Option, the number of shares of Issuer Common Stock necessary for Grantee to exercise the Option, and Issuer will take all necessary corporate action to authorize and reserve for issuance all additional shares of Issuer Common Stock or other securities which may be issued pursuant to Section 7 upon exercise of the Option. The shares of Issuer Common Stock to be issued upon due exercise of the Option, including all additional shares of Issuer Common Stock or other securities which may be issuable pursuant to Section 7, upon issuance pursuant hereto, shall be duly and validly issued, fully paid and nonassessable, and shall be delivered free and clear of all liens, claims, charges, and encumbrances of any kind or nature whatsoever, including any statutory preemptive rights of any stockholder of Issuer.

     6. Representations and Warranties of Grantee. Grantee hereby represents and warrants to Issuer that:

          (a) Grantee has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee. This Agreement has been duly executed and delivered by Grantee.

          (b) This Option is not being, and any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the 1933 Act.

     7. Adjustment upon Changes in Capitalization, etc. (a) In the event of a change in Issuer Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares, or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, shall be adjusted appropriately, subject to the limitation set forth in Section 2 hereof, and proper provision shall be made in the agreements governing such transaction so that Grantee shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Grantee would have received in respect of Issuer Common stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional shares of Issuer Common Stock are issued after the date of this Agreement (other than pursuant to an event described in the first sentence of this Section 7(a) or a sale of the Issuer Common Stock for cash at its fair market value), the number of shares of Issuer Common Stock subject to the Option shall be adjusted so that, after such issuance, the shares of Issuer Common Stock subject to the Option, together with any shares of Issuer Common Stock previously issued pursuant hereto, equal 19.9% of the number of shares of Issuer Common Stock then issued and outstanding.

     (b) In the event that Issuer shall enter into an agreement: (i) to consolidate with or merge into any person, other than Grantee or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger; (ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then-outstanding shares of Issuer Common Stock shall be changed into or exchanged for stock or other securities of the Issuer or any other person or cash or any other property or the outstanding shares of Issuer Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company; or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Grantee, of either (x) the Acquiring Corporation (as defined below), (y) any person that controls the Acquiring Corporation, or (z) in the case of a merger described in clause (ii), the Issuer (in each case, such person being referred to as the "Substitute Option Issuer").

     (c) The Substitute Option shall have the same terms as the Option, provided that, if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Grantee. The Substitute Option Issuer shall also enter into an agreement with the then-holder or holders of the Substitute Option in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.

     (d) The Substitute Option shall be exercisable for such number of shares of the Substitute Common Stock (as hereinafter defined) as is equal to the Assigned Value (as hereinafter defined) multiplied by the number of shares of the Issuer Common Stock for which the Option was theretofore exercisable, divided by the Average Price (as hereinafter defined). The exercise price of the Substitute Option per share of the Substitute Common Stock (the "Substitute Purchase Price") shall then be equal to the Purchase Price multiplied by a fraction in which the numerator is the number of shares of the Issuer Common Stock for which the Option was theretofore exercisable and the denominator is the number of shares for which the Substitute Option is exercisable.

     (e) The following terms have the meanings indicated:

          (i) "Acquiring Corporation" shall mean (x) the continuing or surviving corporation of a consolidation or merger with the Issuer (if other than the Issuer), (y) the Issuer in a merger in which the Issuer is the continuing or surviving person, and (z) the transferee of all or substantially all of the Issuer's assets.

          (ii) "Substitute Common Stock" shall mean the common stock issued by the Substitute Option Issuer upon exercise of the Substitute Option.

          (iii) "Assigned Value" shall mean the highest of (x) the price per share of the Issuer Common Stock at which a Tender Offer or Exchange Offer therefor has been made by any person after the date hereof (other than Grantee), (y) the price per share of the Issuer Common Stock to be paid by any person (other than the Grantee) pursuant to an agreement with the Issuer, or (z) the highest closing sales price per share of Issuer Common Stock quoted on the National Association of Securities Dealers Automated Quotation National Market System ("NASDAQ/NMS") (or if Issuer Common Stock is not quoted on the NASDAQ/NMS, the highest bid price per share on any day as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source chosen by Grantee or, if there is no such information available, the value of such shares as determined by a nationally recognized investment banking firm compensated and selected by Grantee) within the six-month period immediately preceding the Agreement; provided, however, that in the event of a sale of all or substantially all of the Issuers' assets, the Assigned Value shall be the sum of the price paid in such sale for such assets and the current market value of the remaining assets of the Issuer as determined by a nationally recognized investment banking firm selected by Grantee (or by a majority in interest of the Grantees if there shall be more than one Grantee (a "Grantee Majority")), divided by the number of shares of the Issuer Common Stock outstanding at the time of such sale.

          (iv) "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event-higher than the closing price of the shares of the Substitute Common Stock on the day preceding such consolidation, merger, or sale, provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the Issuer, the person merging into the Issuer or by any company which controls or is controlled by such merger person, as Grantee may elect, and provided further that if there is no such trading information available, the price of such shares shall be determined by a nationally recognized investment banking firm selected by Grantee.

     (f) In no event pursuant to any of the foregoing paragraphs shall the Substitute Option be exercisable for more than 19.9% of the aggregate of the shares of the Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the aggregate of the shares of Substitute Common Stock but for this clause (f), the Substitute Option Issuer shall make a cash payment to Grantee equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (f) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (f). This difference in value shall be determined by a nationally recognized investment banking firm selected by Grantee (or a Grantee Majority).

     (g) Issuer shall not enter into any transaction described in subsection (b) of this Section 7 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assumes in writing all the obligations of Issuer hereunder and takes all other actions that may be necessary so that the provisions of this Section 7 are given full force and effect (including, without limitation, any action that may be necessary so that the shares of Substitute Common Stock are in no way distinguishable from or have lesser economic value than other shares of common stock issued by the Substitute Option Issuer) (other than any diminution in value resulting from the fact that the shares of Substitute Common Stock are restricted securities as defined in Rule 144 under the 1933 Act or any successor provision).

     (h) The provisions of Sections 8, 9, and 10 shall apply, with appropriate adjustments, to any securities for which the Option becomes exercisable pursuant to this Section 7 and, as applicable, references in such sections to "Issuer," "Option," "Purchase Price," and "Issuer Common Stock" shall be deemed to be references to "Substitute Option Issuer," "Substitute Option," "Substitute Purchase Price," and "Substitute Common Stock," respectively.

     8. Repurchase at the Option of Grantee. (a) Subject to the last sentence of Section 3(a), at the request of Grantee at any time commencing upon the first occurrence of a Repurchase Event (as defined in Section 8(d)) and ending 30 days immediately thereafter, Issuer shall, to the extent permitted by applicable law, repurchase from Grantee the Option and all shares of Issuer Common Stock purchased by Grantee pursuant hereto with respect to which Grantee then has beneficial ownership. The date on which Grantee exercises its right under this
Section 8 is referred to as the "Request Date". Such repurchase shall be at an aggregate price (the "Section 8 Repurchase Consideration") equal to the sum of:

          (i) the aggregate Purchase Price paid by Grantee for any shares of Issuer Common Stock acquired pursuant to the Option with respect to which Grantee then has beneficial ownership;

          (ii) The excess, if any, of (x) the Applicable Price (as defined below) for each share of Issuer Common Stock over (y) the Purchase Price (subject to adjustment pursuant to Section 7), multiplied by the number of shares of Issuer Common Stock with respect to which the Option has not been exercised; and

          (iii) the excess, if any, of the Applicable Price over the Purchase Price (subject to adjustment pursuant to Section 7) paid (or, in the case of Option Shares with respect to which the Option has been exercised but the Closing Date has not occurred, payable) by Grantee for each share of Issuer Common Stock with respect to which the Option has been exercised and with respect to which Grantee then has beneficial ownership, multiplied by the number of such shares.

     (b) If Grantee exercises its right under this Section 8, Issuer shall, to the extent permitted by applicable law, within 10 business days after the Request Date, pay the Section 8 Repurchase Consideration to Grantee in immediately available funds, and contemporaneously with such payment Grantee shall surrender to Issuer the Option and the certificates evidencing the shares of Issuer Common Stock purchased thereunder with respect to which Grantee then has beneficial ownership, and Grantee shall warrant that it has sole record and beneficial ownership of such shares and that the same are then free and clear of all liens, claims, charges, and encumbrances of any kind whatsoever. Notwithstanding the foregoing, to the extent that prior notification to or approval of the Board of Governors of the Federal Reserve System or other regulatory authority is required in connection with the payment of all or any portion of the Section 8 Repurchase Consideration, Grantee shall have the ongoing option to revoke its request for repurchase pursuant to this Section 8, in whole or in part, or to require that Issuer deliver from time to time that portion of the Section 8 Repurchase Consideration that it is not then so prohibited from paying and promptly file the required notice or application for approval and expeditiously process the same (and each party shall cooperate with the other in the filing of any such notice or application and the obtaining of any such approval). If the Board of Governors of the Federal Reserve System or any other regulatory authority disapproves of any part of Issuer's proposed repurchase pursuant to this Section 8, Issuer shall promptly give notice of such fact to Grantee. If the Board of Governors of the Federal Reserve System or other agency prohibits the repurchase in part but not in whole, then Grantee shall have the right (i) to revoke the repurchase request, or (ii) to the extent permitted by the Board of Governors of the Federal Reserve System or other agency, determine whether the repurchase should apply to the Option and/or Option Shares and to what extent to each, and Grantee shall thereupon have the right to exercise the Option as to the number of Options Shares for which the Option was exercisable at the Request Date less the sum of the number of shares covered by the Option in respect of which payment has been made pursuant to
Section 8(a)(ii) and the number of shares covered by the portion of the Option (if any) that has been repurchased. Grantee shall notify Issuer of its determination under the preceding sentence within five (5) days of receipt of notice of disapproval of the repurchase.

     Notwithstanding anything herein to the contrary, all of the Grantee's rights under this Section 8 shall terminate on the date of termination of this Option pursuant to Section 3(a).

     (c) For purposes of this Agreement, the "Applicable Price" means the highest of (i) the highest price per share of Issuer Common Stock paid for any such share by the person or groups described in Section 8(d)(i); (ii) the price per share of Issuer Common Stock received by holders of Issuer Common Stock in connection with any merger or other business combination transaction described in Section 7(b)(i), 7(b)(ii) or 7(b)(iii); or (iii) the highest closing sales per share of Issuer Common Stock quoted on the NASDAQ/NMS (or if Issuer Common Stock is not quoted on the market or securities exchange on which such shares are traded as reported by a recognized source chosen by Grantee and reasonably acceptable to Issuer) during the 60 business days preceding the Request Date; provided, however, that in the event of a sale of less than all of Issuer's assets, the Applicable Price shall be the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally recognized investment banking firm selected by Grantee, divided by the number of shares of the Issuer Common Stock outstanding at the time of such sale. If the consideration to be offered, paid or received pursuant to either of the foregoing clauses (i) or (ii) shall be other than in cash, the value of such consideration shall be determined in good faith by an independent nationally recognized investment banking firm selected by Grantee and reasonably acceptable to Issuer, which determination shall be conclusive for all purposes of the Agreement.

     (d) As used herein, "Repurchase Event" shall occur if (i) any person (other than Grantee or any subsidiary of Grantee) shall have acquired beneficial ownership of (as such term is defined in Rule 13d-3 promulgated under the 1934
Act), or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the 1934 Act) shall have been formed which beneficially owns or has the right the acquire beneficial ownership of, 50% or more of the then outstanding shares of Issuer Common Stock, or (ii) any of the transactions described in Section 7(b)(i), 7(b)(ii), or 7(b)(iii) shall be consummated.

     (e) In connection with the application of the provisions of this Section 8, Grantee acknowledges that Issuer's ability to fund the Section 8 Repurchase Consideration in accordance with the provisions of this Section 8 may be dependant upon the ability of Issuer to obtain the prior approval of the Board of Governors of the Federal Reserve System and applicable provisions of Nevada law and that, unless there has been an agreement of the type described in
Section 7(b), Issuer's obligations under this Section 8 do not impose on the Issuer an obligation to otherwise finance the payment of the Section 8 Repurchase Consideration through the incurrence of indebtedness or the issuance of capital instruments or securities by Issuer in either case sufficient in amount to satisfy the payment of the Section 8 Repurchase Consideration. Accordingly, Issuer shall not be deemed to be in breach of this Section 8 if, after making its best efforts to obtain regulatory authorization for a capital distribution required to pay the Section 8 Repurchase Consideration, it is unable to do so.

     9. Quotation: Listing. If the Issuer Common Stock or any other securities to be acquired upon exercise of the Option are then authorized for quotation or trading or listing on the NASDAQ/NMS or any securities exchange, Issuer, upon the request of Grantee, will promptly file an application, if required, to authorize for quotation or trading or listing shares of Issuer Common Stock or other securities to be acquired upon exercise of the Option on the NASDAQ/NMS or such other securities exchange and will use its best efforts to obtain approval, if required, of such quotation or listing as soon as practicable.

     10. Division of Option. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the Option of the Grantee, upon presentation and surrender of this Agreement at the principal office of Issuer for other Agreements providing for Options of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Issuer Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any other Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction, or mutilation of this Agreement, and (in the case of loss, theft, or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of the Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

     11. Miscellaneous. (a) Expenses. Each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     (b) Waiver and Amendments. Any provision of this Agreement may be waived at any time in writing by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered, or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     (c) Entire Agreement: No Third-Party Beneficiary: Severability. This Agreement, together with the Merger Agreement and the other documents and instruments referred to herein and therein, between Grantee and Issuer (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (b) is not intended to confer upon any person other than the parties hereto (other than any transferee of the Option Shares or any permitted transferee of this Agreement pursuant to Section 11(h)) any rights or remedies hereunder. If any terms, provision, covenant, or restriction of this Agreement is held by a court of competent jurisdiction or a federal or state regulatory agency to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants, and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired, or invalidated. If for any reason such court or regulatory agency determines that the Option does not permit Grantee to Acquire, or does not require Issuer to repurchase, the full number of shares of Issuer Common Stock as provided in Sections 3 and 8 (as adjusted pursuant to Section 7), it is the express intention of Issuer to allow Grantee to Acquire or to require Issuer to repurchase such lesser number of shares as may be permissible without any amendment or modification hereof.

     (d) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Alabama without regard to any applicable conflicts of law rules.

     (e) Descriptive Headings. The description headings contained herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     (f) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Issuer to:       InterWest Bancorp
                       2330 South Virginia Street
                       Reno, Nevada 89502
                       Telecopy Number: (702) 827-7267

                       Attention:  Richard Martucci
                                 President and CEO

with a copy to:        Lyle & Murphy, L.L.P.
                       245 East Liberty Street, 3rd Floor
                       Reno, Nevada 89515
                       Telecopy Number: (702) 348-5000

                       Attention:  Marvin W. Murphy

If to Grantee to:      The Colonial BancGroup, Inc.
                       P.O. Box 1108
                       Montgomery, Alabama 36101
                       Telecopy Number: (334) 240-5069

                       Attention:  W. Flake Oakley, IV
                                 Chief Financial Officer

with a copy to:        William A. McCrary
                       Vice President & Legal Counsel
                       One Commerce Street
                       Montgomery, Alabama 36104
                       Telecopy Number: (334) 240-5315

     (g) Counterparts. This Agreement and all amendments hereto may be executed in two counterparts, each of which shall be considered one and the same agreement and shall become effective when both counterparts have been signed, it being understood that both parties need not sign the same counterpart.

     (h) Assignment. Neither this Agreement nor any of the rights, interests, or obligations hereunder or under the Option shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, except that Grantee may assign this Agreement to a wholly owned subsidiary of Grantee. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     (i) Further Assurances. In the event of any exercise of the Option by Grantee, Issuer and Grantee shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

     (j) Specific Performance. The parties hereto agree that this Agreement may be enforced by either party through specific performance, injunctive relief, and other equitable relief. Both parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

     IN WITNESS WHEREOF, Issuer and Grantee have caused this agreement to be signed by their respective officers thereunto duly authorized, all as of the day and year first written above.


ATTEST:                                                INTERWEST BANCORP

By:                                                    By:
  -------------------------------------------------      -------------------------------------------------
                      Secretary                                          Richard Martucci
                                                                         President and CEO

[CORPORATE SEAL]

ATTEST:                                                THE COLONIAL BANCGROUP, INC.

By:                                                    By:
  -------------------------------------------------      -------------------------------------------------
                 Assistant Secretary                                    W. Flake Oakley, IV
                                                                      Chief Financial Officer

[CORPORATE SEAL]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.       INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Pursuant to section 145 of the Delaware General Corporation Law, as amended, and the Restated Certificate of Incorporation of the Registrant, officers, directors, employees, and agents of the Registrant are entitled to indemnification against liabilities incurred while acting in such capacities on behalf of the Registrant, including reimbursement of certain expenses. In addition, the Registrant maintains an officers and directors insurance policy pursuant to which certain officers and all directors of the Registrant are entitled to indemnification against certain liabilities, including reimbursement of certain expenses, and the Registrant has indemnity agreements ("Indemnification Agreements") with certain officers and all of its directors pursuant to which such persons may be indemnified by the Registrant against certain liabilities, including expenses.

        The Indemnification Agreements are intended to provide additional indemnification to directors and officers of BancGroup beyond the specific provisions of the Delaware General Corporation Law. Under the Delaware General Corporation Law, a company may indemnify its directors and officers in circumstances other than those under which indemnification and the advance of expenses are expressly permitted by applicable statutory provisions.

        Under the Delaware General Corporation Law, a director, officer, employee or agent of a corporation (i) must be indemnified by the corporation for all expenses incurred by him (including attorneys' fees) when he is successful on the merits or otherwise in defense of any action, suit or proceeding brought by reason of the fact that he is or was a director, officer, employee or agent of the corporation, (ii) may be indemnified by the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement of any such proceeding (other than a proceeding by or in the right of the corporation) even if he is not successful on the merits if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation (and, in the case of a criminal proceeding, had no reasonable cause to believe his conduct was unlawful), and (iii) may be indemnified by the corporation for expenses (including attorneys' fees) incurred by him in the defense or settlement of a proceeding brought by or in the right of the corporation, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; provided that no indemnification may be made under the circumstances described in clause (iii) if the director, officer, employee or agent is adjudged liable to the corporation, unless a court determines that, despite the adjudication of liability but in view of all of the circumstances, he is fairly and reasonably entitled to indemnification for the expenses which the court shall deem proper. The indemnification described in clauses (ii) and (iii) above (unless ordered by a court) may be made only as authorized in a specific case upon determination by
(i) a majority of a quorum of disinterested directors, (ii) independent legal counsel in a written opinion, or (iii) the stock holders, that indemnification is proper in the circumstances because the applicable standard of conduct has been met. Expenses (including attorneys' fees) incurred by an officer or director in defending a proceeding may be advanced by the corporation prior to the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the advance if it is ultimately determined that he is not entitled to be indemnified by the corporation. Expenses (including attorneys' fees) incurred by other employees and agents may be advanced by the corporation upon terms and conditions deemed appropriate by the board of directors.

        The indemnification provided by the Delaware General Corporation Law has at least two limitations that are addressed by the Indemnification Agreements:
(i) BancGroup is under no obligation to advance expenses to a director or officer, and (ii) except in the case of a proceeding in which a director or officer is successful on the merits or otherwise, indemnification of a director or officer is discretionary rather than mandatory.

        The Indemnification Agreements, therefore, cover any and all expenses (including attorneys' fees and all other charges paid or payable in connection therewith) incurred in connection with investigating, defending, being a witness or participating in (including an appeal), or preparing to defend, be a witness in or participate in, any threatened, pending or completed action, suit or proceeding, or any inquiry or investigation, whether civil, criminal, administrative or otherwise, related to the fact that such director or officer is or was a director, officer, employee or agent of BancGroup or is or was serving at the request of BancGroup as a director, officer, employee, agent, partner, committee member or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, or by reason of anything done or not done by such director or officer in any such capacity.

        The Indemnification Agreements also provide for the prompt advancement of all expenses incurred in connection with any proceeding and obligate the director or officer to reimburse BancGroup for all amounts so advanced if it is subsequently determined, as provided in the Indemnification Agreements, that the director or officer is not entitled to indemnification.

        The Indemnification Agreements further provide that the director or officer is entitled to indemnification for, and advancement of, all expenses (including attorneys' fees) incurred in any proceeding seeking to collect from BancGroup an indemnity claim or advancement of expenses under the Indemnification Agreements, BancGroup's Certificate of Incorporation, or the Delaware General Corporation Law, regardless of whether the director or officer is successful in such proceeding.

        The Indemnification Agreements impose upon BancGroup the burden of proving that the director or officer is not entitled to indemnification in any particular case, and the Indemnification Agreements negate certain presumptions which might otherwise be drawn against a director or officer in certain circumstances. Further, the Indemnification Agreements provide that if BancGroup pays a director or officer pursuant to an Indemnification Agreement, BancGroup will be subrogated to such director's or officer's rights to recover from third parties.

        The Indemnification Agreements stipulate that a director's or officer's rights under such contracts are not exclusive of any other indemnity rights a director or officer may have; however, the Indemnification Agreements prevent double payment. The Indemnification Agreements require the maintenance of directors' and officers' liability insurance if such insurance can be maintained on terms, including rates, satisfactory to BancGroup.

        The benefits of the Indemnification Agreements would not be available if
(i) the action with respect to which indemnification is sought was initiated or brought voluntarily by the officer or director (other than an action to enforce the right to indemnification under the Indemnification Agreements); (ii) the officer or director is paid for such expense or liability under an insurance policy; (iii) the proceeding is for an accounting of profits pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended; (iv) the conduct of the officer or director is adjudged as constituting an unlawful personal benefit, or active or deliberate dishonesty or willful fraud or illegality; or
(v) a court determines that indemnification or advancement of expenses is unlawful under the circumstances.

        The Indemnification Agreements would provide indemnification for liabilities arising under the Securities Act of 1933, as amended. BancGroup has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

ITEM 21.       EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

        (a) The following is a list of exhibits that are included in Part II of the Registration Statement. Such exhibits are separately indexed elsewhere in the Registration Statement.

                                   DESCRIPTION

Exhibit 2 Plan of acquisition, reorganization, arrangement, liquidation of successor:

        2.1 Agreement and Plan of Merger by and between The Colonial BancGroup, Inc. and InterWest Bancorp, dated as of June 16, 1998, included in the Prospectus portion of this Registration Statement at Appendix A and incorporated herein by reference.

        2.2* Stock Option Agreement by and between The Colonial BancGroup, Inc. and InterWest Bancorp, dated as of June 16, 1998, included in the Prospectus portion of this Registration Statement at Appendix C and incorporated herein by reference.


Exhibit 4      Instruments defining the rights of security holders:

        4.1 Article 4 of the Restated Certificate of Incorporation of the Registrant filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K, dated February 21, 1995, and incorporated herein by reference.

        4.2 Amendment to Article 4 of Registrant's Restated Certificate of Incorporation, dated May 15, 1998, filed as Exhibit 4.2 to the Registrant's Registration Statement on Form S-4 (File No. 333-56241) effective June 22, 1998, and incorporated herein by reference.

        4.3 Article II of the Bylaws of the Registrant filed as Exhibit 4.2 to the

               Registrant's Current Report on Form 8-K, dated February 21, 1995, and incorporated herein by reference.

        4.4 Dividend Reinvestment and Class A Common Stock Purchase Plan of the Registrant dated January 15, 1986, and Amendment No. 1 thereto dated as of June 10, 1986, filed as Exhibit 4(C) to the Registrant's Registration Statement on Form S-4 (File No. 33-07015), effective July 15, 1986, and incorporated herein by reference.

        4.5 Trust Indenture dated as of March 25, 1986, included as Exhibit 4 to the Registrant's Amendment No. 1 to Registration Statement on Form S-2, file number 33-4004, effective March 25, 1986, and incorporated herein by reference.

        4.6 All other instruments defining the rights of holders of long-term debt of the Registrant and its subsidiaries - not filed pursuant to clause 4(iii) of Item 601(b) of Regulation S-K, to be furnished upon request of the Commission.

Exhibit 5* Opinion of Miller, Hamilton, Snider & Odom, L.L.C. as to certain Delaware law issues of the securities being registered.

Exhibit 8*     Tax Opinion of PricewaterhouseCoopers LLP

Exhibit 23     Consents of experts and counsel:

        23.1*  Consents of PricewaterhouseCoopers LLP

        23.2*  Consent of Kafoury, Armstrong & Co.

        23.3*  Consent of Miller, Hamilton, Snider & Odom, L.L.C.

        23.4*  Consent of TASG, Inc.

Exhibit 24*    Power of Attorney

Exhibit 99     Additional exhibits:

        99.1*  Form of Proxy of InterWest Bancorp

        (b)    Financial Statement Schedules

               The financial statement schedules required to be included pursuant to this Item are not included herein because they are not applicable or the required information is shown in the financial statements or notes thereto.


-------
* Previously Filed

ITEM 22.       UNDERTAKINGS.

        (a) The undersigned hereby undertakes as follows as required by Item 512 of Regulation S-K:

               (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

               (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately above, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to such securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (b) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

        (c) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

        (d)    The undersigned Registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                      (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (e) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montgomery, Alabama, on the 24th day of August, 1998.



                                            THE COLONIAL BANCGROUP, INC.



                                            By:  /s/ Robert E. Lowder
                                               --------------------------------
                                                   Robert E. Lowder
                                                   Its Chairman of the Board
                                                   of Directors and Chief
                                                   Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


SIGNATURES                                  TITLE                              DATE
----------                                  -----                              ----

/s/ Robert E. Lowder                        Chairman of the Board              **
---------------------------                 of Directors and Chief
Robert E. Lowder                            Executive Officer


/s/ W. Flake Oakley, IV                     Chief Financial                    **
---------------------------                 Officer, Secretary
W. Flake Oakley, IV                         and Treasurer (Principal
                                            Financial Officer and
                                            Principal Accounting
                                            Officer)

        *                                   Director                           **
----------------------------
Lewis Beville


        *                                   Director                           **
----------------------------
William Britton


        *                                   Director                           **
----------------------------
Jerry J. Chesser


        *                                   Director                           **
----------------------------
Augustus K. Clements, III


        *                                   Director                           **
----------------------------
Robert C. Craft


        *                                   Director                           **
----------------------------
Patrick F. Dye


        *                                   Director                           **
----------------------------
James Hewitt


        *                                   Director                           **
----------------------------
Clinton O. Holdbrooks


        *                                   Director                           **
----------------------------
D. B. Jones


        *                                   Director                           **
----------------------------
Harold D. King


        *                                   Director                           **
----------------------------
John Ed Mathison


        *                                   Director                           **
----------------------------
Milton E. McGregor


        *                                   Director                           **
----------------------------
John C. H. Miller, Jr.


        *                                   Director                           **
----------------------------
Joe D. Mussafer


        *                                   Director                           **
----------------------------
William E. Powell


        *                                   Director                           **
----------------------------
J. Donald Prewitt


        *                                   Director                           **
----------------------------
Jack H. Rainer


        *                                   Director                           **
----------------------------
Jimmy Rane


        *                                   Director                           **
----------------------------
Frances E. Roper


        *                                   Director                           **
----------------------------
Simuel Sippial


        *                                   Director                           **
----------------------------
Ed V. Welch

* The undersigned, acting pursuant to a power of attorney, has signed this Registration Statement on Form S-4 for and on behalf of the persons indicated above as such persons' true and lawful attorney-in-fact and in their names, places and stead, in the capacities indicated above and on the date indicated below.


/s/ W. Flake Oakley, IV
------------------------------
W. Flake Oakley, IV
Attorney-in-Fact


**  Dated: August 24, 1998

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                            -------------------------





                                   EXHIBITS TO

                                    FORM S-4


                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933





                            -------------------------






                          THE COLONIAL BANCGROUP, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                                  EXHIBIT INDEX


EXHIBIT                                                                              PAGE
-------                                                                              ----
Exhibit 2      Plan of acquisition, reorganization, arrangement, liquidation of successor:

        2.1    Agreement and Plan of Merger by and between The Colonial
               BancGroup, Inc. and InterWest Bancorp, dated as of June 16, 1998, included in the Prospectus portion of this Registration Statement at Appendix A and incorporated herein by reference.

        2.2*   Stock Option Agreement by and between The Colonial BancGroup,
               Inc. and InterWest Bancorp, dated as of June 16, 1998, included in the Prospectus portion of this Registration Statement at Appendix C and incorporated herein by reference.

Exhibit 4      Instruments defining the rights of security holders:

        4.1    Article 4 of the Restated Certificate of Incorporation of the
               Registrant filed as Exhibit 4.1 to the Registrant's Current
               Report on Form 8-K, dated February 21, 1995, including the amendment to Article 4 noted at Exhibit 4(B) above, and incorporated herein by reference.

        4.2    Amendment to Article 4 of Registrant's Restated Certificate of
               Incorporation, dated May 15, 1998, filed as Exhibit 4.2 to the
               Registrant's Registration Statement on Form S-4 (File No.
               333-56241) effective June 22, 1998, and incorporated herein by reference.

        4.3 Article II of the Bylaws of the Registrant filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K, dated February
               21, 1995, and incorporated herein by reference.

        4.4 Dividend Reinvestment and Class A Common Stock Purchase Plan of the Registrant dated January 15, 1986, and Amendment No. 1 thereto dated as of June 10, 1986, filed as Exhibit 4(C) to the Registrant's Registration Statement on Form S-4 (File No.
               33-07015), effective July 15, 1986, and incorporated herein by reference.

        4.5 Trust Indenture dated as of March 25, 1986, included as Exhibit 4 to the Registrant's Amendment No. 1 to Registration Statement on
               Form S-2, file number 33-4004, effective March 25, 1986, and incorporated herein by reference.

        4.6 All other instruments defining the rights of holders of long-term debt of the Registrant and its subsidiaries - not filed pursuant to clause 4(iii) of Item 601(b) of Regulation S-K to be furnished upon request of the Commission.


Exhibit 5* Opinion of Miller, Hamilton, Snider & Odom, L.L.C. as to certain Delaware law issues of the securities being registered.

Exhibit 8*     Tax Opinion of PricewaterhouseCoopers LLP

Exhibit 23     Consents of experts and counsel:

        23.1*  Consents of PricewaterhouseCoopers LLP

        23.2*  Consent of Kafoury, Armstrong & Co.

        23.3*  Consent of Miller, Hamilton, Snider & Odom, L.L.C.

        23.4*  Consent of TASG, Inc.

Exhibit 24*    Power of Attorney

Exhibit 99     Additional exhibits:

        99.1*  Form of Proxy of InterWest Bancorp



-------
* Previously Filed